SEC Number	PW-55
File Number

PHILIPPINE LONG DISTANCE
TELEPHONE COMPANY
________________________________________________
(Company’s Full Name)

Ramon Cojuangco Building
Makati Avenue, Makati City
_________________________________________________
(Company’s Address)

(632) 816-8556
______________________________________
(Telephone Number)

Not Applicable
______________________________________
(Fiscal Year Ending)
(month & day)

SEC Form 17-C
______________________________________
Form Type

Not Applicable
______________________________________
Amendment Designation (if applicable)

December 31, 2010
______________________________________
Period Ended Date

Not Applicable
__________________________________________________
(Secondary License Type and File Number)

March 1, 2011

Securities & Exchange Commission
SEC Building, EDSA
Mandaluyong City

Attention: Director Justina Callangan

Corporation Finance Department

Gentlemen:

In accordance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith two (2) copies of SEC Form 17-C with Management’s Discussion and Analysis and accompanying audited consolidated financial statements as at and for the year ended December 31, 2010.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

COVER SHEET

  P       W       -       5       5

S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

MS. JUNE CHERYL A. CABAL	816-8534
Contact Person	Company Telephone Number

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd
Tuesday
-	-	-	-		-	-
Month			Day	FORM TYPE	Month			Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
-	-	-
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
2,182,277		N/A
As of January 31, 2011
N/A

Total No. of Stockholders	Domestic	Foreign

— —

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION
CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	March 1, 2011

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Common Stock	186,756,438(1)

(1)	Represents the total outstanding common shares (net of 2,724,111 shares).

TABLE OF CONTENTS

Page

PART I - FINANCIAL INFORMATION 1

Item 1.	Consolidated Financial Statements 1

Item 2.	Management’s Discussion and Analysis of Financial

Condition and Results of Operations	1
Financial Highlights and Key Performance Indicators	2
Overview	3
Results of Operations	5
Wireless	6
Revenues	6
Expenses	14
Other Income	15
Provision for Income Tax	16
Net Income	16
Fixed Line	17
Revenues	17
Expenses	21
Other Expenses	22
Provision for Income Tax	23
Net Income	23
Information and Communications Technology	23
Revenues	23
Expenses	25
Other Income	27
Benefit from Income Tax	28
Net Income (Loss)	28
Liquidity and Capital Resources	28
Operating Activities	29
Investing Activities	29
Financing Activities	30
Off-Statement of Financial Position Arrangements	31
Equity Financing	32
Contractual Obligations and Commercial Commitments	32
Quantitative and Qualitative Disclosures about Market Risks	32
Impact of Inflation and Changing Prices	34
PART II – OTHER INFORMATION	34
Related Party Transactions	38
ANNEX – Aging of Accounts Receivable	A-1
SIGNATURES	S-1

PART I – FINANCIAL INFORMATION

Item 1. Consolidated Financial Statements

Our consolidated financial statements as at December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008 and related notes (pages F-1 to F-124) are filed as part of this report on Form 17-C.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

In the following discussion and analysis of our financial condition and results of operations, unless the context indicates or otherwise requires, references to “we,” “us,” “our” or “PLDT Group” mean the Philippine Long Distance Telephone Company and its consolidated subsidiaries, and references to “PLDT” mean the Philippine Long Distance Telephone Company, not including its consolidated subsidiaries (please see Note 2 – Summary of Significant Accounting Policies to the accompanying audited consolidated financial statements for the list of these subsidiaries, including a description of their respective principal business activities and PLDT’s direct and/or indirect equity interest).

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the accompanying audited consolidated financial statements and the related notes. Our audited consolidated financial statements, and the financial information discussed below, have been prepared in accordance with Philippine Financial Reporting Standards, or PFRS, which is virtually converged with International Financial Reporting Standards as issued by the International Accounting Standards Board except for some transitional differences. PFRS differs in certain significant respects from generally accepted accounting principles in the U.S.

The financial information appearing in this report and in the accompanying audited consolidated financial statements is stated in Philippine pesos. All references to “Philippine pesos,” “Php” or “pesos” are to the lawful currency of the Philippines; all references to “U.S. dollars,” “US$” or “dollars” are to the lawful currency of the United States; all references to “Japanese yen,” “JP¥” or “yen” are to the lawful currency of Japan and all references to “Euro” or “€” are to the lawful currency of the European Union. Unless otherwise indicated, translations of Philippine peso amounts into U.S. dollars in this report and in the accompanying audited consolidated financial statements were made based on the exchange rate of Php43.81 to US$1.00, the volume weighted average exchange rate as at December 31, 2010 quoted through the Philippine Dealing System.

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith, and we believe that they are reasonable in all material respects. However, we caution you that forward-looking statements and assumed facts or bases almost always vary from actual results, and the differences between the results implied by the forward-looking statements and assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the description of risks and cautionary statements in this report. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this report after the date hereof. In light of these risks and uncertainties, actual results may differ materially from any forward-looking statement made in this report or elsewhere might not occur.

Financial Highlights and Key Performance Indicators

	December 31,		Increase (Decrease)
	2010	2009	Amount	%
(in millions, except for net debt to equity ratio, EBITDA margin, earnings per common share, operational data and exchange rates)
Consolidated Statements of Financial Position
Total assets	Php277,815	Php280,148	(Php2,333)	(1)
Property, plant and equipment – net	163,184	161,256	1,928	1
Cash and cash equivalents and short-term investments	37,347	42,143	(4,796)	(11)
Total equity attributable to equity holders of PLDT	97,069	98,575	(1,506)	(2)
Notes payable and long-term debt, including current portion	89,646	98,729	(9,083)	(9)
Net debt(1) to equity ratio	0.54x	0.57x	–	–
	Years Ended December 31,		Increase (Decrease)

	2010	2009	Amount	%

Consolidated Income Statements
Revenues	Php144,459	Php147,993	(Php3,534)	(2)
Expenses	88,903	90,111	(1,208)	(1)
Other expenses	1,871	3,043	(1,172)	(39)
Income before income tax	53,685	54,839	(1,154)	(2)
Net income for the year	40,259	40,095	164	–
Net income attributable to equity holders of PLDT:
Reported net income	40,217	39,781	436	1
Core income(2)	42,028	41,138	890	2
EBITDA(3)	83,717	86,194	(2,477)	(3)
EBITDA margin(4)	59%	59%	–	–
Reported earnings per common share:
Basic	212.85	210.38	2.47	1
Diluted	212.85	210.36	2.49	1
Core earnings per common share:
Basic	222.55	217.65	4.90	2
Diluted	222.55	217.62	4.93	2
Consolidated Statements of Cash Flows
Net cash provided by operating activities	77,260	74,386	2,874	4
Net cash used in investing activities	23,283	49,132	(25,849)	(53)
Capital expenditures	28,766	28,069	697	2
Net cash used in financing activities	55,322	20,293	35,029	173
Operational Data
Number of cellular subscribers	45,636,008	41,328,641	4,307,367	10
Number of fixed line subscribers	1,822,105	1,816,541	5,564	–
Number of broadband subscribers:	2,021,004	1,614,407	406,597	25
Fixed Line	643,048	559,664	83,384	15
Wireless	1,377,956	1,054,743	323,213	31
Number of employees:	28,770	29,035	(265)	(1)
Fixed Line(5)	7,395	7,947	(552)	(7)
Wireless(5)	5,165	5,507	(342)	(6)
Information and Communications Technology	16,210	15,581	629	4

		For the year ended
Exchange Rates – per US$	As at December 31,	December 31,
	(Year-end rates)	(Weighted average rates)
2010	43.81	45.13
2009	46.43	47.64
2008	47.65	44.47

(1) Net debt is derived by deducting cash and cash equivalents and short-term investments from total debt (notes payable and long-term debt, including current portion).

(2) Core income is measured as net income attributable to equity holders of PLDT excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, asset impairment on noncurrent assets, other nonrecurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures.

(3) EBITDA is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other gains (losses) – net.

(4) EBITDA margin is derived as a percentage of service revenues.

(5) Decrease in headcount was primarily due to the manpower rightsizing program, or MRP, in 2010.

Overview

We are the largest and most diversified telecommunications company in the Philippines. We have organized our business into three main business segments:

•	Wireless — wireless telecommunications services provided by Smart Communications, Inc., or Smart, PLDT Communications and Energy Ventures, Inc., or PCEV, (formerly known as Pilipino Telephone Corporation, or Piltel) and Connectivity Unlimited Resources Enterprises, or CURE, our cellular service providers; Smart Broadband, Inc., or SBI, Blue Ocean Wireless, or BOW, Airborne Access Corporation, and Primeworld Digital Systems, Inc., or PDSI, our wireless broadband service providers; Wolfpac Mobile, Inc., or Wolfpac, and Chikka Holdings Limited, or Chikka, and Subsidiaries, or Chikka Group, our wireless content operators; and ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines, our satellite operator;

•	Fixed Line — fixed line telecommunications services primarily provided by PLDT. We also provide fixed line services through PLDT’s subsidiaries, namely, PLDT Clark Telecom, Inc., PLDT Subic Telecom, Inc., PLDT-Philcom, Inc. (formerly known as Philcom Corporation), or Philcom, and subsidiaries, PLDT-Maratel, Inc., SBI, PDSI, Bonifacio Communications Corporation, and PLDT Global Corporation, or PLDT Global, all of which together account for approximately 4% of our consolidated fixed line subscribers; and

•	Information and Communications Technology, or ICT — information and communications infrastructure and services for internet applications, internet protocol, or IP-based solutions and multimedia content delivery provided by ePLDT, Inc., or ePLDT, and BayanTrade, Inc., or BayanTrade; knowledge processing solutions provided by SPi Technologies, Inc. and its subsidiaries, or SPi Group; customer relationship management provided by SPi CRM Inc., or SPi CRM (formerly known as ePLDT Ventus), (on April 8, 2010, SPi CRM, Parlance Systems, Inc. and Vocativ Systems, Inc. were merged wherein SPi CRM became the surviving entity); internet access and online gaming services provided by Infocom Technologies, Inc., or Infocom, Digital Paradise, Inc., netGames, Inc. and Level Up!, Inc., or Level Up!; and e-commerce, and IT-related services provided by other investees of ePLDT, as discussed in Note 10 – Investments in Associates and Joint Ventures to the accompanying audited consolidated financial statements and Part II – Other Information – Reorganization of ePLDT.

We registered consolidated revenues of Php144,459 million in 2010, a decrease of Php3,534 million, or 2%, as compared with Php147,993 million in 2009, primarily due to a decline in our service revenues by Php3,325 million as a result of decreases in cellular and satellite revenues from our wireless business, as well as lower revenues from our fixed line business’ national and international long distance services.

Consolidated expenses decreased by Php1,208 million, or 1%, to Php88,903 million in 2010 from Php90,111 million in 2009, largely as a result of decreases in asset impairment, cost of sales, selling and promotions, taxes and licenses, rent, and communication, training and travel expenses, partly offset by higher compensation and employee benefits, repairs and maintenance, depreciation and amortization, and professional and other contracted services.

Consolidated other expenses – net in 2010 amounted to Php1,871 million, a decrease of Php1,172 million, or 39%, from Php3,043 million in 2009 primarily due to the combined effects of the following: (i) net increase in equity share in net earnings of associates and joint ventures of Php1,406 million, which was mainly due to PCEV’s share in net earnings of Manila Electric Company, or Meralco, of which 68.8 million Meralco shares are held directly by PCEV and an additional 317.8 million Meralco shares are held through Beacon Electric Asset Holdings, Inc., or Beacon, in which PCEV acquired a 50% equity interest effective March 31, 2010 in exchange for transferring 154.2 million Meralco shares to Beacon; (ii) higher net foreign exchange gains by Php898 million in 2010 as compared with 2009 due to the revaluation of foreign-currency denominated liabilities as a result of the effect of the appreciation of the Philippine peso to the U.S. dollar; (iii) higher net losses on derivative financial instruments by Php735 million due to a gain in 2009 in the mark-to-market valuation relating to the derivative option of the exchangeable note purchased as part of the Meralco share acquisition by PCEV partially offset by lower mark-to-market loss and hedge costs of PLDT resulting from the partial unwinding of principal-only currency swap contracts in 2010; (iv) lower interest income by Php339 million due to lower average level of money market placements and special deposits; (v) an increase in net financing costs by Php142 million mainly due to higher interest on loans and other related items – net, on account of PLDT’s and Smart’s higher average loan balances, and higher accretion on amortization of debt issuance cost and debt discount, and ICT business’ higher accretion on contingent consideration for business acquisitions; and (vi) an increase in other income by Php84 million, which was mainly due to gain on disposal of fixed assets of our wireless business and reversal of prior year’s provision by our fixed line business, partially offset by lower gain on fixed assets disposal by our fixed line business.

Consolidated net income increased by Php164 million to Php40,259 million in 2010 from Php40,095 million in 2009. The increase was mainly due to the combined effects of the following:

(i) a decrease in the consolidated provision for income tax by Php1,318 million, which was mainly due to lower taxable income from our fixed line and ICT businesses; (ii) a decrease in consolidated expenses by Php1,208 million; (iii) a decrease in consolidated other expenses by Php1,172 million; and (iv) a decrease in consolidated revenues by Php3,534 million. Consolidated net income attributable to equity holders of PLDT increased by Php436 million, or 1%, to Php40,217 million in 2010 from Php39,781 million in 2009. The increase in our consolidated net income attributable to equity holders of PLDT was higher as compared with the increase in our consolidated net income mainly due to the favorable effect in 2010 of Smart’s 2009 acquisition of equity interest from PCEV’s non-controlling shareholders. Consolidated core income increased by Php890 million, or 2%, to Php42,028 million in 2010 from Php41,138 million in 2009. Our consolidated basic earnings per common share increased to Php212.85 in 2010 from Php210.38 in 2009 and our consolidated diluted earnings per common share increased to Php212.85 in 2010 from Php210.36 in 2009. The increase in consolidated basic and diluted earnings per share of Php2.47, or 1%, and Php2.49, or 1%, respectively, is due to an increase in our reported net income attributable to equity holders of PLDT. Our consolidated core basic earnings per common share also increased to Php222.55 in 2010 from Php217.65 in 2009 and our consolidated core diluted earnings per common share increased to Php222.55 in 2010 from Php217.62 in 2009. Our weighted average number of common shares was approximately 186.8 million and 186.9 million in the years ended December 31, 2010 and 2009, respectively.

Results of Operations

The table below shows the contribution by each of our business segments to our revenues, expenses, other income (expenses) and net income for the years ended December 31, 2010 and 2009. The majority of our revenues are derived from our operations within the Philippines.

	Wireless		Fixed Line		ICT		Inter-segment Transactions		Consolidated
						(in millions)
For the year ended December 31, 2010
Revenues	Php95,187		Php48,951		Php11,358			(Php11,037)	Php144,459
Expenses	49,632		38,745		11,944			(11,418)	88,903
Other income (expenses)	1,235		(2,946)		221			(381)	(1,871)
Income (loss) before income tax	46,790		7,260		(365)			–	53,685
Provision for (benefit from) income tax	11,414		2,050		(38)			–	13,426
Net income (loss) for the year	35,376		5,210		(327)			–	40,259
Net income attributable to equity holders of PLDT
Reported net income (loss)	35,326		5,197		(306)			–	40,217
Core income	35,418		5,580		1,030			–	42,028
EBITDA	58,945		22,668		1,723			381	83,717
EBITDA margin	63%		47%		16%			–	59%
For the year ended December 31, 2009
Revenues	97,524		51,373		11,549			(12,453)	147,993
Expenses	52,432		39,081		11,289			(12,691)	90,111
Other income (expenses)	1,149		(4,170)		216			(238)	(3,043)
Income before income tax	46,241		8,122		476			–	54,839
Provision for (benefit from) income tax	12,514		2,258		(28)			–	14,744
Net income for the year	33,727		5,864		504			–	40,095
Net income attributable to equity holders of PLDT
Reported net income	33,394		5,854		533			–	39,781
Core income	33,026		7,502		613			(3)	41,138
EBITDA	59,411		25,215		1,330			238	86,194
EBITDA margin	62%		49%		12%			–	59%
Increase (Decrease)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%

						(in millions)
Revenues	(Php2,337)	(2)	(Php2,422)	(5)	(Php191)	(2)	Php1,416	11	(Php3,534)	(2)
Expenses	(2,800)	(5)	(336)	(1)	655	6	1,273	10	(1,208)	(1)
Other income (expenses)	86	7	1,224	(29)	5	2	(143)	(60)	1,172	(39)
Income (loss) before income tax	549	1	(862)	(11)	(841)	(177)	–	–	(1,154)	(2)
Provision for (benefit from) income tax	(1,100)	(9)	(208)	(9)	(10)	36	–	–	(1,318)	(9)
Net income (loss) for the year	1,649	5	(654)	(11)	(831)	(165)	–	–	164	–
Net income attributable to equity holders of PLDT
Reported net income (loss)	1,932	6	(657)	(11)	(839)	(157)	–	–	436	1
Core income	2,392	7	(1,922)	(26)	417	68	3	100	890	2
EBITDA	(466)	(1)	(2,547)	(10)	393	30	143	60	(2,477)	(3)

Wireless

Revenues

Revenues generated from our wireless business amounted to Php95,187 million in 2010, a decrease of Php2,337 million, or 2%, from Php97,524 million in 2009. The following table summarizes our total revenues from our wireless business for the years ended December 31, 2010 and 2009 by service segment:

					Increase (Decrease)
	2010	%	2009	%	Amount	%
			(in millions)
Service Revenues:
Cellular	Php86,399	91	Php88,410	91	(Php2,011)	(2)
Wireless broadband, satellite and others
Wireless broadband	6,286	7	5,383	5	903	17
Satellite and others	1,145	1	2,036	2	(891)	(44)

	93,830	99	95,829	98	(1,999)	(2)
Non-Service Revenues:
Sale of cellular handsets, cellular subsriber identification module, or SIM,-packs and broadband data modems	1,357	1	1,695	2	(338)	(20)
Total Wireless Revenues	Php95,187	100	Php97,524	100	(Php2,337)	(2)

Service Revenues

Our wireless service revenues decreased by Php1,999 million, or 2%, to Php93,830 million in 2010 as compared with Php95,829 million in 2009, mainly as a result of lower revenues from our cellular services, and satellite and other revenues, partially offset by the increase in our wireless broadband revenues. The decrease in our cellular revenues was mainly due to the decline in revenues from domestic and international text messaging services because of the continued increase in multiple SIM card ownership, intense competition, the continued decline in yields from short messaging service, or SMS, as a result of aggressive pricing offers, and the prescribed extension of load validity periods. The decline was partially offset, however, by an increase in domestic voice revenues due to the continued patronage of unlimited voice offers, which were introduced starting in the second half of 2009. Our dollar-linked revenues were negatively affected by the appreciation of the Philippine peso relative to the U.S. dollar, which decreased to a weighted average exchange rate of Php45.13 for the year ended December 31, 2010 from Php47.64 for the year ended December 31, 2009 and the sale of transponders by Mabuhay Satellite. With subscriber growth being driven more by multiple SIM card ownership, especially in the lower income segment of the Philippine wireless market, average monthly cellular ARPUs for 2010 were lower as compared with 2009. We expect the decreasing trend in our cellular revenues, particularly our revenues from domestic and international text messaging services, to continue due to the popularity of unlimited offers, multiple SIM card ownership, continued decline in yields from SMS and competitive pressure. As a percentage of our total wireless revenues, service revenues increased to 99% in 2010 from 98% in 2009.

Cellular Service

Our cellular service revenues in 2010 amounted to Php86,399 million, a decrease of Php2,011 million, or 2%, from Php88,410 million in 2009. Cellular service revenues accounted for 92% of our wireless service revenues in each of 2010 and 2009.

The following tables show the breakdown of our cellular service revenues and other key measures of our cellular business as at and for the years ended December 31, 2010 and 2009:

			Increase (Decrease)
	2010	2009	Amount	%
		(in millions)
Cellular service revenues	Php86,399	Php88,410	(Php2,011)	(2)
By service type	83,779	85,922	(2,143)	(2)
Prepaid	77,231	79,284	(2,053)	(3)
Postpaid	6,548	6,638	(90)	(1)
By component	83,779	85,922	(2,143)	(2)
Voice	42,250	38,850	3,400	9
Data	41,529	47,072	(5,543)	(12)
Others(1)	2,620	2,488	132	5

(1)	Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees, share in revenues from PLDT’s WeRoam and PLDT Landline Plus services, a small number of leased line contracts,and revenues from Chikka, Wolfpac and other Smart subsidiaries.

			Increase (Decrease)
	2010	2009	Amount	%
Cellular subscriber base	45,636,008	41,328,641	4,307,367	10
Prepaid	45,214,433	40,893,098	4,321,335	11
Smart Buddy	25,293,443	23,762,814	1,530,629	6
Talk ’N Text	18,967,381	17,050,713	1,916,668	11
Red Mobile	953,609	79,571	874,038	1,098
Postpaid	421,575	435,543	(13,968)	(3)
Systemwide traffic volumes (in millions)
Calls (in minutes)	26,136	16,305	9,831	60
Domestic	23,110	13,371	9,739	73
Inbound	1,438	1,495	(57)	(4)
Outbound	21,672	11,876	9,796	82
International	3,026	2,934	92	3
Inbound	2,817	2,738	79	3
Outbound	209	196	13	7
SMS/Data count (in hits)	341,113	287,921	53,192	18
Text messages	339,530	286,294	53,236	19
Domestic	339,011	285,847	53,164	19
Inbound	8,058	8,289	(231)	(3)
Outbound	330,953	277,558	53,395	19
Bucket-Priced	312,634	258,190	54,444	21
Standard	18,319	19,368	(1,049)	(5)
International	519	447	72	16
Inbound	211	136	75	55
Outbound	308	311	(3)	(1)
Value-Added Services	1,557	1,608	(51)	(3)
Financial Services	26	19	7	37

Revenues attributable to our prepaid cellular services amounted to Php77,231 million in 2010, a decrease of Php2,053 million, or 3%, as compared with Php79,284 million in 2009. Prepaid cellular service revenues accounted for 92% of cellular voice and data revenues in each of 2010 and 2009. Revenues attributable to Smart’s postpaid cellular service amounted to Php6,548 million in 2010, a decrease of Php90 million, or 1%, as compared with Php6,638 million earned in 2009, and accounted for 8% of cellular voice and data revenues in each of 2010 and 2009.

Voice Services

Cellular revenues from our voice services, which include all voice traffic and voice value-added services, or VAS, such as voice mail and outbound international roaming, increased by Php3,400 million, or 9%, to Php42,250 million in 2010 from Php38,850 million in 2009 primarily due to an increase in domestic call revenues, partially offset by a decrease in international call revenues. Cellular voice services accounted for 49% of our cellular service revenues in 2010 as compared with 44% in 2009.

The following table shows the breakdown of our cellular voice revenues for the years ended December 31, 2010 and 2009:

			Increase (Decrease)
	2010	2009	Amount	%
		(in millions)
Voice services:
Domestic
Inbound	Php5,203	Php5,095	Php108	2
Outbound	20,632	16,534	4,098	25

	25,835	21,629	4,206	19

International
Inbound	14,698	15,287	(589)	(4)
Outbound	1,717	1,934	(217)	(11)
	16,415	17,221	(806)	(5)

Total	Php42,250	Php38,850	Php3,400	9

Domestic voice service revenues increased by Php4,206 million, or 19%, to Php25,835 million in 2010 from Php21,629 million in 2009 primarily due to an increase in domestic outbound call revenues by Php4,098 million, or 25%, to Php20,632 million in 2010 from Php16,534 million in 2009 mainly due to increased patronage of unlimited voice offerings,complemented by an increase in the revenue contribution of our inbound domestic voice service by Php108 million, or 2%, to Php5,203 million in 2010 from Php5,095 million in 2009 as a result of an increase in revenues from other domestic carriers. Outbound domestic call volumes increased by 9,796 million minutes, or 82%, to 21,672 million minutes in 2010 from 11,876 million minutes in 2009. The increase in inbound domestic call volumes from other domestic carriers was offset by the decrease in call volumes from PLDT’s regular and fixed rate call packages, which resulted in the overall decrease in our inbound domestic call volumes by 57 million minutes, or 4%, to 1,438 million minutes in 2010 from 1,495 million minutes in 2009. The aggregate increase in volumes was mainly due to the higher call volumes from unlimited voice offerings.

International voice service revenues decreased by Php806 million, or 5%, to Php16,415 million in 2010 from Php17,221 million in 2009 primarily due to a decline in inbound international voice service revenues by Php589 million, or 4%, to Php14,698 million in 2010 from Php15,287 million in 2009 and due to a decline in outbound international voice service revenues by Php217 million, or 11%, to Php1,717 million in 2010 from Php1,934 million in 2009. The decline in international voice service revenues was due to the effect on our dollar-linked revenues of the appreciation of the Philippine peso relative to the U.S. dollar to a weighted average exchange rate of Php45.13 for the year ended December 31, 2010 from Php47.64 for the year ended December 31, 2009. On the other hand, international inbound and outbound calls totaled 3,026 million minutes in 2010, an increase of 92 million minutes, or 3%, as compared with 2,934 million minutes in 2009, mainly due to an increase in our cellular subscriber base.

Smartalk, Smart’s unlimited voice offering, is available to Smart Buddy and Smart Gold subscribers nationwide. The service does not require any change in SIM or cellular phone number and enables Smart Buddy and Smart Gold subscribers to make unlimited calls to any subscriber on the Smart network. Smart subscribers could avail of the service, via registration or via retailer loading, by purchasing loads for unlimited calls which come in two denominations:

•	“Smartalk 100” which offers five days of unlimited calls for Php100; and

•	“Smartalk 500” which offers 30 days of unlimited calls for Php500 to any subscriber on the Smart network.

In addition, Smart also offers Smartalk Plus, which includes unlimited calling and on-net texting during off-peak hours and reduced rates during peak hours. Smartalk Plus’ Php100 load denomination is valid for five days and provides on-net unlimited calls and SMS from 10:00 p.m. to 5:00 p.m., and call and SMS rates of Php2.50 per minute and Php0.20 per SMS, respectively, from 5:01 p.m. to 9:59 p.m.

Through the Talk ‘N Text UnliTalk Plus 100 package, existing Talk ‘N Text subscribers can avail of unlimited off-peak calls from 10:00 p.m. to 5:00 p.m. and special peak hour rates of Php2.50 per minute from 5:01 p.m. to 9:59 p.m. to any Smart Buddy, Smart Postpaid and Talk ‘N Text subscriber. The package also includes all day unlimited texting to any Smart Buddy, Smart Postpaid and Talk ‘N Text subscriber. Each registration to this promo is valid for five days. Talk ‘N Text also has UnliTalk 100 which offers five days of unlimited calls to Talk ‘N Text and Smart subscribers.

Red Mobile introduced its unlimited voice and SMS offering which utilizes a secondary network powered by Smart. Red Mobile Unlimited offers unlimited Red-to-Red call and text, and unlimited Red-to-Red text packages, as well as unlimited calling and texting to all Smart subscribers.

Data Services

Cellular revenues from our data services, which include all text messaging-related services, as well as VAS, decreased by Php5,543 million, or 12%, to Php41,529 million in 2010 from Php47,072 million in 2009. Cellular data services accounted for 48% and 53% of our cellular service revenues in 2010 and 2009, respectively.

The following table shows the breakdown of our cellular data revenues for the years ended December 31, 2010 and 2009:

			Increase (Decrease)
	2010	2009	Amount	%
		(in millions)
Text messaging
Domestic	Php37,478	Php42,905	(Php5,427)	(13)
Bucket-Priced	23,138	26,797	(3,659)	(14)
Standard	14,340	16,108	(1,768)	(11)
International	1,423	1,668	(245)	(15)

	38,901	44,573	(5,672)	(13)

Value-added services
Standard(1)	1,012	1,057	(45)	(4)
Rich Media(2)	1,083	998	85	9
Pasa Load(3)	493	413	80	19

	2,588	2,468	120	5

Financial services
Smart Money	34	27	7	26
Mobile Banking	6	4	2	50

	40	31	9	29

Total	Php41,529	Php47,072	(Php5,543)	(12)

(1) Includes standard services such as info-on-demand, ringtone and logo downloads, etc.
(2) Includes Multimedia Messaging System, or MMS, internet browsing, General Packet Radio Service, or GPRS, etc.
(3) A service which allows prepaid and postpaid subscribers to transfer small denominations of air time credits to other prepaid subscribers.

Text messaging-related services contributed revenues of Php38,901 million in 2010, a decrease of Php5,672 million, or 13%, as compared with Php44,573 million in 2009, and accounted for 94% and 95% of our total cellular data revenues in 2010 and 2009, respectively. The decrease in revenues from text messaging-related services resulted mainly from the continued decline in SMS yield as a result of aggressive SMS pricing offers and the increased number of subscribers who also hold SIM cards from other cellular operators and who selectively use such SIM cards. Other factors that contributed to this decline in revenues were the prescribed extension of load validity periods and cheaper alternative means of communication. Text messaging revenues from the various bucket-priced plans totaled Php23,138 million in 2010, a decrease of Php3,659 million, or 14%, as compared with Php26,797 million in 2009. Likewise, standard text messaging revenues decreased by Php1,768 million, or 11%, to Php14,340 million in 2010 from Php16,108 million in 2009. The decrease in international text messaging revenues was mainly due to the decline in SMS yield as a result of the bucket offers as well as the increase in the average roaming SMS settlement cost.

Bucket-priced text messages in 2010 totaled 312,634 million, an increase of 54,444 million, or 21%, as compared with 258,190 million in 2009, primarily due to the continued patronage of bucket and unlimited text messaging offers. Standard text messages totaled 18,319 million in 2010, a decrease of 1,049 million, or 5%, as compared with 19,368 million in 2009, as a result of lower usage due to a shift to bucket-priced text services.

VAS contributed revenues of Php2,588 million in 2010, an increase of Php120 million, or 5%, as compared with Php2,468 million in 2009, primarily due to an increase in the rich media VAS, particularly mobile internet browsing, which increased by Php195 million, or 37%, to Php725 million in 2010 from Php530 million in 2009, and Pasa Load, partially offset by lower usage of standard VAS.

Subscriber Base, ARPU and Churn Rates

As at December 31, 2010, Smart, including Talk ‘N Text and Red Mobile subscribers totaled 45,636,008, an increase of 4,307,367, or 10%, over their combined cellular subscriber base of 41,328,641 as at December 31, 2009. Our cellular prepaid subscriber base grew by 11% to 45,214,433 as at December 31, 2010 from 40,893,098 as at December 31, 2009, while our cellular postpaid subscriber base decreased by 13,968, or 3%, to 421,575 as at December 31, 2010 from 435,543 as at December 31, 2009. Prepaid subscribers accounted for 99% of our total subscriber base as at December 31, 2010 and 2009.

Our net subscriber activations for the years ended December 31, 2010 and 2009 were as follows:

			Increase (Decrease)
	2010	2009	Amount	%
Prepaid	4,321,335	6,066,630	(1,745,295)	(29)
Smart Buddy	1,530,629	3,261,197	(1,730,568)	(53)
Talk ’N Text	1,916,668	2,742,220	(825,552)	(30)
Red Mobile	874,038	63,213	810,825	1,283
Postpaid	(13,968)	37,407	(51,375)	(137)

Total	4,307,367	6,104,037	(1,796,670)	(29)

Prepaid and postpaid subscribers reflected net activations of 4,321,335 and net reductions of 13,968, respectively, in 2010 as compared with net activations of 6,066,630 and 37,407, respectively, in 2009.

For Smart Buddy, the average monthly churn rate in 2010 and 2009 was 5.0% and 4.2%, respectively, while the average monthly churn rate for Talk ’N Text subscribers was 5.3% and 5.0% in 2010 and 2009, respectively. The average monthly churn rate for Red Mobile subscribers was 26.9% and 12.3% in 2010 and 2009, respectively.

The average monthly churn rate for Smart’s postpaid subscribers is 2.4% and 1.9% for 2010 and 2009, respectively. Smart’s policy is to redirect outgoing calls to an interactive voice response system if the postpaid subscriber’s account is either 45 days overdue or if the subscriber has exceeded the prescribed credit limit. If the subscriber does not make a payment within 44 days of redirection, the account is temporarily disconnected. If the account is not settled within 30 days from temporary disconnection, the account is then considered as churned. From the time that temporary disconnection is initiated, a series of collection activities is implemented, involving the sending of a collection letter, call-out reminders and collection messages via text messaging.

The following table summarizes our average monthly cellular ARPUs for the years ended December 31, 2010 and 2009:

	Gross(1)		Decrease		Net(2)		Decrease
	2010	2009	Amount	%	2010	2009	Amount	%
Prepaid
Smart Buddy	Php220	Php261	(Php41)	(16)	Php174	Php207	(Php33)	(16)
Talk ’N Text	139	161	(22)	(14)	115	133	(18)	(14)
Red Mobile	11	20	(9)	(45)	9	13	(4)	(31)
Prepaid – Blended(3)	183	218	(35)	(16)	147	175	(28)	(16)
Postpaid – Smart	1,678	1,817	(139)	(8)	1,257	1,313	(56)	(4)
Prepaid and Postpaid Blended(4)	198	235	(37)	(16)	158	188	(30)	(16)

(1) Gross monthly ARPU is calculated by dividing gross cellular service revenues for the month, gross of discounts, allocated content-provider costs and interconnection income but excluding inbound roaming revenues, by the average number of subscribers in the month.

(2) Net monthly ARPU is calculated by dividing gross cellular service revenues for the month, including interconnection income net of interconnection expense, but net of discounts and content-provider costs, by the average number of subscribers in the month.

(3) The average monthly ARPU of Smart Buddy, Talk ’N Text and Red Mobile.

(4) The average monthly ARPU of all prepaid and postpaid cellular subscribers.

Prepaid service revenues consist mainly of charges for the subscribers’ actual usage of their loads. Prepaid blended gross average monthly ARPU in 2010 was Php183, a decrease of 16%, as compared with Php218 in 2009. The decrease was primarily due to a decline in the average outbound domestic text messaging revenue per subscriber, as well as a drop in the average inbound international and domestic voice revenue per subscriber in 2010 as compared with the same period in 2009. On a net basis, prepaid blended average monthly ARPU in 2010 was Php147, a decrease of 16%, as compared with Php175 in 2009.

Gross average monthly ARPU for postpaid subscribers decreased by 8% to Php1,678 and net average monthly ARPU decreased by 4% to Php1,257 in 2010 as compared with Php1,817 and Php1,313 in 2009, respectively. Prepaid and postpaid gross average monthly blended ARPU was Php198 in 2010, a decrease of 16%, as compared with Php235 in 2009. Likewise, the net average monthly prepaid and postpaid blended ARPU decreased by 16% to Php158 in 2010 from Php188 in 2009.

Our average monthly prepaid and postpaid ARPUs per quarter in 2010 and 2009 were as follows:

	Prepaid						Postpaid
	Smart Buddy		Talk ’N Text		Red Mobile		Smart

	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)

2010
First Quarter	Php232	Php184	Php140	Php115	Php11	Php8	Php1,686	Php1,286
Second Quarter	224	179	141	116	4	3	1,665	1,257
Third Quarter	207	163	135	112	6	5	1,661	1,229
Fourth Quarter	215	171	140	116	22	19	1,702	1,256
2009
First Quarter	272	216	176	144	25	14	1,863	1,364
Second Quarter	269	212	168	138	16	10	1,816	1,278
Third Quarter	249	197	148	122	19	12	1,801	1,307
Fourth Quarter	252	203	152	127	18	15	1,791	1,304

(1) Gross monthly ARPU is calculated based on the average of the gross monthly ARPUs for the quarter.

(2) Net monthly ARPU is calculated based on the average of the net monthly ARPUs for the quarter.

Wireless Broadband, Satellite and Other Services

Our revenues from wireless broadband, satellite and other services consist mainly of wireless broadband service revenues from SBI, charges for ACeS Philippines’ satellite information and messaging services and service revenues generated by the mobile virtual network operations of PLDT Global’s subsidiary.

Wireless Broadband

Revenues from our wireless broadband services increased by Php903 million, or 17%, to Php6,286 million in 2010 from Php5,383 million in 2009, primarily due to the growth in wireless broadband subscribers.

SBI offers a number of wireless broadband services and had a total of 1,355,977 subscribers as at December 31, 2010, an increase of 318,257 subscribers, or 31%, as compared with 1,037,720 subscribers as at December 31, 2009. Our postpaid wireless broadband subscriber base decreased by 5,280 subscribers, or 1%, to 430,757 subscribers as at December 31, 2010 from 436,037 subscribers as at December 31, 2009, while our prepaid wireless broadband subscriber base increased by 323,537 subscribers, or 54%, to 925,220 subscribers as at December 31, 2010 from 601,683 subscribers as at December 31, 2009.

SmartBro, SBI’s wireless broadband service linked to Smart’s wireless broadband-enabled base stations, allows subscribers to connect to the internet using an outdoor aerial antenna installed in a subscriber’s home.

SBI offers mobile internet access through SmartBro Plug-It, a wireless modem which provides instant connectivity in places where there is Smart network coverage. SmartBro Plug-It is available in both postpaid and prepaid variants, with prepaid offering 30-minute internet access for every Php10 worth of load. SBI also offers unlimited internet surfing with Unli Surf200, Unli Surf100 and Unli Surf50 for SmartBro Plug-It Prepaid subscribers with specific internet usage needs. We also have an additional array of load packages that offer per minute-based charging and longer validity periods.

SmartBro WiMAX service is available in Metro Manila and selected key cities in Visayas and Mindanao. WiMAX, which stands for Worldwide Interoperability for Microwave Access, is a wide area network technology that allows for a more efficient radio-band usage, an improved interference avoidance and higher data rates over a longer distance. WiMAX was initially offered at Plan 999 for unlimited broadband usage with a burst speed of up to 1 Mbps. Additional unlimited broadband packages are also available under Plan 799 and Plan 1995 with speeds of up to 512 kbps and up to 2 Mbps, respectively.

Satellite and Other Services

Revenues from our satellite and other services decreased by Php891 million, or 44%, to Php1,145 million in 2010 from Php2,036 million in 2009, primarily due to the lower satellite transponder rental revenues as a result of the sale of transponders by Mabuhay Satellite in 2009 and the effect of the appreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar to Php45.13 for the year ended December 31, 2010 from Php47.64 for the year ended December 31, 2009 on our U.S. dollar and U.S. dollar-linked satellite and other service revenues.

Non-Service Revenues

Our wireless non-service revenues consist of proceeds from sales of cellular handsets, cellular SIM-packs and broadband data modems. Our wireless non-service revenues decreased by Php338 million, or 20%, to Php1,357 million in 2010 as compared with Php1,695 million in 2009 primarily due to the lower combined average retail price of cellular phonekits and SIM-packs, as well as broadband data modems.

Expenses

Expenses associated with our wireless business in 2010 amounted to Php49,632 million, a decrease of Php2,800 million, or 5%, from Php52,432 million in 2009. A significant portion of this decrease was attributable to lower expenses related to rent, asset impairment, cost of sales, taxes and licenses, and selling and promotions, partially offset by the higher expenses related to repairs and maintenance, compensation and employee benefits, professional and other contracted services, and insurance and security services. As a percentage of our total wireless revenues, expenses associated with our wireless business accounted for 52% and 54% in 2010 and 2009, respectively.

Cellular business expenses accounted for 83% of our wireless business expenses, while wireless broadband, satellite and other business expenses accounted for the remaining 17% of our wireless business expenses in 2010 as compared with 85% and 15%, respectively, in 2009.

The following table summarizes the breakdown of our total wireless-related expenses for the years ended December 31, 2010 and 2009 and the percentage of each expense item to the total:

					Increase (Decrease)
	2010	%	2009	%	Amount	%
			(in millions)
Depreciation and amortization	Php13,243	27	Php13,237	25	Php6	–
Rent	9,038	18	10,553	20	(1,515)	(14)
Compensation and employee benefits(1)	6,385	13	6,059	12	326	5
Repairs and maintenance	5,058	10	4,340	8	718	17
Selling and promotions	3,809	8	4,051	8	(242)	(6)
Cost of sales	3,587	7	4,363	8	(776)	(18)
Professional and other contracted services	3,113	6	2,904	6	209	7
Taxes and licenses	1,683	3	2,022	4	(339)	(17)
Communication, training and travel	948	2	972	2	(24)	(2)
Insurance and security services	831	2	781	1	50	6
Asset impairment	824	2	2,026	4	(1,202)	(59)
Amortization of intangible assets	134	–	126	–	8	6
Other expenses	979	2	998	2	(19)	(2)

Total	Php49,632	100	Php52,432	100	(Php2,800)	(5)

(1) Includes salaries and employee benefits, long-term incentive plan, or LTIP, pension and MRP costs.

Depreciation and amortization charges increased by Php6 million to Php13,243 million in 2010 principally due to an increase in depreciation on the growing asset base of 3G and 2G networks.

Rent expenses decreased by Php1,515 million, or 14%, to Php9,038 million primarily due to decrease in domestic leased circuits partially offset by the increase in cell site rental charges. In 2010, we had 6,037 cell sites, 10,316 cellular/mobile broadband base stations and 2,519 fixed wireless broadband-enabled base stations, as compared with 5,539 cell sites, 9,727 cellular/mobile broadband base stations and 2,007 fixed wireless broadband-enabled base stations in 2009.

Compensation and employee benefits expenses increased by Php326 million, or 5%, to Php6,385 million primarily due to higher MRP costs and higher salaries and employee benefits as a result of merit-based increases, partially offset by the lower provision for LTIP and pension benefits. Employee headcount of Smart and its subsidiaries decreased to 5,165 in 2010 as compared with 5,454 in 2009.

Repairs and maintenance expenses increased by Php718 million, or 17%, to Php5,058 million mainly due to an increase in cellular network facilities and software maintenance expenses, higher site electricity cost and higher fuel costs for power generation, partly offset by lower maintenance charges for computer hardware and broadband network facilities.

Selling and promotion expenses decreased by Php242 million, or 6%, to Php3,809 million primarily due to lower spending on advertising and promotional campaigns and commission expenses.

Cost of sales decreased by Php776 million, or 18%, to Php3,587 million primarily due to the lower combined average cost of cellular phonekits and SIM-packs, the lower average cost of cellular retention packages and the lower average cost of broadband modems.

Professional and other contracted service fees increased by Php209 million, or 7%, to Php3,113 million primarily due to the increase in consultancy fees, management fees, corporate membership fees, outsourced service fees and other professional fees, partly offset by the lower contracted service fees, customer relationship management service fees and technical service fees.

Taxes and licenses decreased by Php339 million, or 17%, to Php1,683 million primarily due to lower non-creditable input taxes and business-related license fees.

Communication, training and travel expenses decreased by Php24 million, or 2%, to Php948 million primarily due to lower communication, training and travel expenses.

Insurance and security services increased by Php50 million, or 6%, to Php831 million primarily due to higher site security expense and insurance premiums, partially offset by lower office security expense.

Asset impairment decreased by Php1,202 million, or 59%, to Php824 million mainly due to the impairment loss recognized on the investment in Blue Ocean Wireless in 2009, lower provision for uncollectible receivables from subscribers and lower provision for obsolescence of slow-moving commercial and network inventory in 2010.

Amortization of intangible assets increased by Php8 million, or 6%, to Php134 million primarily due to the amortization of intangible assets relating to the acquisition of Chikka and PDSI.

Other expenses decreased by Php19 million, or 2%, to Php979 million primarily due to lower various business and operational-related expenses.

Other Income

The following table summarizes the breakdown of our total wireless-related other income – net for the years ended December 31, 2010 and 2009:

			Change
	2010	2009	Amount	%
Other Income (Expenses):		(in millions)
Equity share in net earnings (losses) of associates	Php1,222	(Php68)	Php1,290	1,897
Foreign exchange gains – net	865	387	478	124
Interest income	698	1,139	(441)	(39)
Gains on derivative financial instruments – net	3	1,166	(1,163)	(100)
Financing costs – net	(2,683)	(2,619)	(64)	2
Others	1,130	1,144	(14)	(1)

Total	Php1,235	Php1,149	Php86	7

Our wireless business segment’s other income – net amounted to Php1,235 million in 2010, an increase of Php86 million, or 7%, from Php1,149 million in 2009 primarily due to the combined effects of the following: (i) equity share in net earnings of associates of Php1,222 million in 2010 as compared with equity share in net losses of Php68 million in 2009 mainly due to PCEV’s share in net earnings of Meralco and Beacon; (ii) net increase in foreign exchange gains by Php478 million on account of higher gains on revaluation of net foreign currency-denominated liabilities due to the effect of the appreciation of the Philippine peso to the U.S. dollar; (iii) decrease in other income by Php14 million mainly due to a gain on sale of investment in 2009, partially offset by a gain on sale of fixed assets in 2010; (iv) higher net financing costs by Php64 million primarily due to higher interest on loans and other related items on account of Smart’s higher average loan balances and increase in accretion of financial liabilities partly offset by the increase in capitalized interest; (v) decrease in interest income by Php441 million mainly due to Smart’s lower average level of short-term investments, as well as 2009 interest income recognized on the exchangeable note purchased by PCEV; and (vi) lower gain on derivative financial instruments by Php1,163 million mainly due to a gain in 2009 in the mark-to-market valuation relating to the derivative option of the exchangeable note purchased as part of the Meralco share acquisition by PCEV in 2009.

For the year ended December 31, 2010, Meralco’s reported and core income amounted to Php9,685 million and Php12,155 million, respectively, as compared with Php6,005 million and Php7,003 million, respectively, in 2009. These results reflect the higher volume of energy sold resulting from unusually high temperatures, higher consumption brought about by election spending in the first half of 2010 and of the upturn in business expansions within the franchise area throughout the year. In addition, the results were boosted by the increase in billed customers, as well as the implementation of the distribution rate adjustments approved by the Energy Regulatory Commission. PCEV’s share in the reported and core income of Meralco (PCEV acquired 223 million Meralco shares on July 14, 2009, of which 154.2 million shares were transferred to Beacon, where PCEV acquired a 50% equity interest effective March 31, 2010), including share in Beacon’s December 31, 2010 results of operations, amounted to Php1,229 million and Php1,928 million, respectively, in 2010. PCEV’s share in Meralco’s reported and core income for the period from July 14, 2009 to December 31, 2009 amounted to Php398 million and Php534 million, respectively.

Provision for Income Tax

Provision for income tax decreased by Php1,100 million, or 9%, to Php11,414 million in 2010 from Php12,514 million in 2009 due to tax recognized on the transfer of the Talk ‘N Text business to Smart in 2009. In 2010, the effective tax rate for our wireless business was 24% as compared with 27% in 2009. Smart and certain of its subsidiaries opted to use the optional standard deduction, or OSD, method in computing their taxable income in 2010 and 2009.

Net Income

Our wireless business segment recorded a net income of Php35,376 million in 2010, an increase of Php1,649 million, or 5%, from Php33,727 million recorded in 2009 on account of a decrease in the wireless-related expenses by Php2,800 million, the lower provision for income tax by Php1,100 million and an increase in other income – net by Php86 million, partially offset by a decrease in wireless revenues by Php2,337 million. Our wireless business segment’s net income attributable to equity holders also increased by Php1,932 million, or 6%, to Php35,326 million in 2010 from Php33,394 million in 2009 mainly due to an increase in net income complemented by the favorable effect in 2010 of Smart’s 2009 acquisition of equity interest from PCEV’s non-controlling shareholders. Our wireless business segment’s core income increased by Php2,392 million, or 7%, to Php35,418 million in 2010 from Php33,026 million in 2009.

Fixed Line

Revenues

Revenues generated from our fixed line business amounted to Php48,951 million in 2010, a decrease of Php2,422 million, or 5%, from Php51,373 million in 2009. The following table summarizes our total revenues from our fixed line business for the years ended December 31, 2010 and 2009 by service segment:

					Increase (Decrease)
	2010	%	2009	%	Amount	%
			(in millions)
Fixed Line Services:
Service Revenues:
Local exchange	Php15,321	31	Php15,681	31	(Php360)	(2)
International long distance	5,224	11	6,255	12	(1,031)	(16)
National long distance	4,690	10	5,969	12	(1,279)	(21)
Data and other network	21,646	44	21,567	42	79	–
Miscellaneous	1,728	3	1,668	3	60	4

	48,609	99	51,140	100	(2,531)	(5)
Non-Service Revenues:
Sale of computers, PLDT Landline Plus, or PLP, units and SIM cards	342	1	233	–	109	47
Total Fixed Line Revenues	Php48,951	100	Php51,373	100	(Php2,422)	(5)

Service Revenues

Our fixed line business provides local exchange service, national and international long distance services, data and other network services, and miscellaneous services. Our fixed line service revenues decreased by Php2,531 million, or 5%, to Php48,609 million in 2010 from Php51,140 million in 2009 due to decreases in revenues from our national long distance, international long distance and local exchange services, partially offset by the increase in revenues from our data and other network services, as a result of higher revenues contributed by our DSL and i-Gate services, and miscellaneous services.

Local Exchange Service

The following table summarizes the key measures of our local exchange service business as at and for the years ended December 31, 2010 and 2009:

			Increase (Decrease)
	2010	2009	Amount	%
Total local exchange service revenues (in millions)	Php15,321	Php15,681	(Php360)	(2)
Number of fixed line subscribers	1,822,105	1,816,541	5,564	–
Postpaid	1,703,998	1,637,981	66,017	4
Prepaid	118,107	178,560	(60,453)	(34)
Number of fixed line employees	7,395	7,947	(552)	(7)
Number of fixed line subscribers per employee	246	229	17	7

Revenues from our local exchange service decreased by Php360 million, or 2%, to

Php15,321 million in 2010 from Php15,681 million in 2009 primarily due to a decrease in ARPU on account of lower fixed charges due to the increase in demand for bundled voice and data services and the decrease in installation and service connection charges, partially offset by an increase in the average number of postpaid billed lines as a result of the launching of PLDT Call All service promotions related to PLP. The percentage contribution of local exchange revenues to our total fixed line service revenues accounted for 31% in each of 2010 and 2009.

PLDT Landline Plus, or PLP, offers both postpaid and prepaid wireless services, which allows subscribers to bring the telephone set anywhere within the home zone area.

There are two plans being offered for the PLP postpaid regular service: (a) Plan 600 with 600 free local outgoing minutes; and (b) Plan 1000 with 1,000 free local outgoing minutes, and a charge of Php1 per minute in excess of free minutes for both plans. Another postpaid service we offer is the Call All plan in which PLP is bundled with PLDT fixed line service for a monthly service fee of Php850. PLDT also offers the Internet@Home service, which is a voice and data bundle offered in two plans with monthly service fees of Php990 and Php1,299.

There are two load plans being offered for the PLP prepaid service: (a) Php300 load denomination with free 150 local outgoing minutes; and (b) Php600 load denomination with free 600 local outgoing minutes. Both prepaid plans include unlimited incoming calls for one month and charges Php2 per minute and Php1 per minute in excess of free local outgoing minutes for Php300 and Php600 denominations, respectively. As at December 31, 2010, there were a total of 304,624 active PLP subscribers, of which 271,432 and 33,192 were postpaid and prepaid subscribers, respectively, whereas there was a total of 224,165 active PLP subscribers as at December 31, 2009, of which 171,605 and 52,560 were postpaid and prepaid subscribers, respectively.

International Long Distance Service

The following table shows our international long distance service revenues and call volumes for the years ended December 31, 2010 and 2009:

			Decrease
	2010	2009	Amount	%
Total international long distance service revenues (in millions)	Php5,224	Php6,255	(Php1,031)	(16)
Inbound	4,499	5,198	(699)	(13)
Outbound	725	1,057	(332)	(31)
International call volumes (in million minutes, except call ratio)	1,714	1,863	(149)	(8)
Inbound	1,515	1,653	(138)	(8)
Outbound	199	210	(11)	(5)
Inbound-outbound call ratio	7.6:1	7.9:1	–	–

Our total international long distance service revenues decreased by Php1,031 million, or 16%, to Php5,224 million in 2010 from Php6,255 million in 2009 primarily due to the decrease in the average collection and settlement rates, the unfavorable effect of the appreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar to Php45.13 for the year ended December 31, 2010 from Php47.64 for the year ended December 31, 2009 and the decrease in call volumes. The percentage contribution of international long distance service revenues to our total fixed line service revenues accounted for 11% and 12% in 2010 and 2009, respectively.

Our revenues from inbound international long distance service decreased by Php699 million, or 13%, to Php4,499 million in 2010 from Php5,198 million in 2009 due to the decline in inbound call volumes and the effect of the appreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar, since settlement charges for inbound calls are primarily billed in U.S. dollars.

Our revenues from outbound international long distance service decreased by Php332 million, or 31%, to Php725 million in 2010 from Php1,057 million in 2009 primarily due to the decrease in average collection rate in dollar terms, the effect of the appreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar to Php45.13 for the year ended December 31, 2010 from Php47.64 for the year ended December 31, 2009, resulting in a decrease in the average billing rates to Php45.31 in 2010 from Php47.78 in 2009, and the decline in outbound call volumes.

National Long Distance Service

The following table shows our national long distance service revenues and call volumes for the years ended December 31, 2010 and 2009:

			Decrease
	2010	2009	Amount	%
Total national long distance service revenues (in millions)	Php4,690	Php5,969	(Php1,279)	(21)
National long distance call volumes (in million minutes)	1,290	1,822	(532)	(29)

Our national long distance service revenues decreased by Php1,279 million, or 21%, to Php4,690 million in 2010 from Php5,969 million in 2009 primarily due to a decrease in call volumes, partially offset by an increase in the average revenue per minute for our national long distance services due to cessation of certain promotions on our national long distance calling rates. The percentage contribution of national long distance revenues to our fixed line service revenues accounted for 10% in 2010 from 12% in 2009.

Data and Other Network Services

The following table shows information of our data and other network service revenues for the years ended December 31, 2010 and 2009:

			Increase (Decrease)
	2010	2009	Amount	%
Data and other network service revenues (in millions)	Php21,646	Php21,567	Php79	–
Domestic	15,637	16,391	(754)	(5)
Broadband	8,511	7,232	1,279	18
DSL	8,263	7,024	1,239	18
WeRoam	248	208	40	19
Leased Lines and Others	7,126	9,159	(2,033)	(22)
International
Leased Lines and Others	6,009	5,176	833	16
Subscriber base:
Broadband	665,027	576,687	88,340	15
DSL	643,048	559,664	83,384	15
WeRoam	21,979	17,023	4,956	29
SWUP	15,641	12,383	3,258	26

In 2010, our data and other network services posted revenues of Php21,646 million, an increase of Php79 million from Php21,567 million in 2009 primarily due to an increase in domestic broadband services, owing to higher revenues from PLDT DSL, as well as an increase in international data revenues, particularly from i-Gate, partially offset by a decrease in domestic leased line revenues resulting from the lower revenue contribution of Diginet, our domestic leased private line service. The percentage contribution of this service segment to our fixed line service revenues increased to 44% in 2010 from 42% in 2009.

Domestic

Domestic data services contributed Php15,637 million in 2010, a decrease of Php754 million, or 5%, as compared with Php16,391 million in 2009 mainly due to lower Diginet revenues partially offset by the continued growth in DSL, Shops.Work Unplugged, or SWUP, internet protocol-virtual private network, or IP-VPN, and Metro Ethernet subscribers as customer locations and bandwidth requirements continued to expand and demand for offshoring and outsourcing services increased. The percentage contribution of domestic data service revenues to total data and other network services decreased to 72% in 2010 from 76% in 2009.

Broadband

Broadband data services include PLDT DSL broadband internet service, which is intended for individual internet users, small and medium enterprises, and large corporate with multiple branches, and PLDT WeRoam, our mobile broadband service, running on the PLDT Group’s nationwide wireless network (using GPRS, EDGE, 3G/HSDPA/HSPA and WiFi technologies). Broadband data revenues amounted to Php8,511 million in 2010, an increase of Php1,279 million, or 18%, from Php7,232 million in 2009 primarily due to the higher revenue contribution of DSL which contributed revenues of Php8,263 million in 2010 from Php7,024 million in 2009 as a result of the increase in the number of subscribers, partially offset by the lower ARPU as a result of the launching of lower-priced promotional plans. DSL revenues accounted for 38% and 33% of total data and other network service revenues in 2010 and 2009, respectively. DSL subscribers increased by 15% to 643,048 subscribers as at December 31, 2010 from 559,664 subscribers in 2009. WeRoam revenues amounted to Php248 million in 2010 from Php208 million in 2009 as subscribers increased by 29% to 21,979 subscribers in 2010 from 17,023 subscribers in 2009.

Leased Lines and Others

Leased lines and other data services include: (1) Diginet, our domestic private leased line service providing Smart’s fiber optic and leased line data requirements; (2) IP-VPN, a managed corporate IP network that offers a secure means to access corporate network resources; (3) Metro Ethernet, our high-speed wide area networking services that enable mission-critical data transfers;

(4) Shops.Work, our connectivity solution for retailers and franchisers that links company branches to their head office; and (5) SWUP, our wireless VPN service that powers mobile point-of-sale terminals and off-site bank ATMs, as well as other retail outlets located in remote areas. As at December 31, 2010, SWUP has a total subscriber base of 15,641 up from 12,383 subscribers in 2009. Leased lines and other data revenues amounted to Php7,126 million in 2010, a decrease of Php2,033 million, or 22%, from Php9,159 million in 2009 primarily due to a decrease in Diginet revenues partially offset by the higher revenues from IP-VPN and Metro Ethernet. The percentage contribution of leased lines and other data service revenues to the total data and other network services accounted for 33% and 42% in 2010 and 2009, respectively.

International

Leased Lines and Others

International leased lines and other data services consist mainly of: (1) i-Gate, our premium dedicated internet access service that provides high speed, reliable and managed connectivity to the global internet, and is intended for enterprises and VAS providers; (2) Fibernet, which provides cost-effective and reliable bilateral point-to-point private networking connectivity, through the use of our extensive international alliances to offshore and outsourcing, banking and finance, and semiconductor industries; and (3) other international managed data services in partnership with other Global Service Providers, such as AT&T, BT-Infonet, NTT Arcstar, Orange Business, SingTel, Tata, Telstra, Verizon Business, among others, which provide data networking services to multinational companies. International data service revenues increased by Php833 million, or 16%, to Php6,009 million in 2010 from Php5,176 million in 2009 primarily due to an increase in i-Gate revenues. The percentage contribution of international data service revenues to total data and other network service revenues accounted for 28% and 24% in 2010 and 2009, respectively.

Miscellaneous Services

Miscellaneous service revenues are derived mostly from directory advertising, facilities management and rental fees. In 2010, these service revenues increased by Php60 million, or 4%, to Php1,728 million from Php1,668 million in 2009 mainly due to an increase in rental income owing to higher co-location charges and facilities management fees. The percentage contribution of miscellaneous service revenues to our total fixed line service revenues was 4% in 2010 from 3% in 2009.

Non-service Revenues

Non-service revenues increased by Php109 million, or 47%, to Php342 million in 2010 from Php233 million in 2009 primarily due to higher sales of PLP units and SIM cards.

Expenses

Expenses related to our fixed line business totaled Php38,745 million in 2010, a decrease of Php336 million, or 1%, as compared with Php39,081 million in 2009. The decrease was primarily due to lower expenses related to asset impairment, rent, selling and promotions, and insurance and security services, partly offset by higher expenses related to compensation and employee benefits, professional and other contracted services, depreciation and amortization, repairs and maintenance, and cost of sales. As a percentage of our total fixed line revenues, expenses associated with our fixed line business accounted for 79% and 76% in 2010 and 2009, respectively.

The following table shows the breakdown of our total fixed line-related expenses for the years ended December 31, 2010 and 2009 and the percentage of each expense item to the total:

					Increase (Decrease)
	2010	%	2009	%	Amount	%
			(in millions)
Depreciation and amortization	Php12,292	32	Php11,619	30	Php673	6
Compensation and employee benefits(1)	11,692	30	10,637	27	1,055	10
Repairs and maintenance	4,527	12	4,345	11	182	4
Professional and other contracted services	3,199	8	2,485	6	714	29
Rent	2,469	6	2,749	7	(280)	(10)
Selling and promotions	1,376	3	1,590	4	(214)	(13)
Taxes and licenses	780	2	755	2	25	3
Communication, training and travel	627	2	658	2	(31)	(5)
Insurance and security services	434	1	488	1	(54)	(11)
Cost of sales	433	1	310	1	123	40
Asset impairment	291	1	2,901	8	(2,610)	(90)
Other expenses	625	2	544	1	81	15

Total	Php38,745	100	Php39,081	100	(Php336)	(1)

(1) Includes salaries and employee benefits, LTIP, pension and MRP costs.

Depreciation and amortization charges increased by Php673 million, or 6%, to Php12,292 million due to a higher depreciable asset base in 2010 as compared with 2009.

Compensation and employee benefits expenses increased by Php1,055 million, or 10%, to Php11,692 million primarily due to higher MRP costs, and salaries and employee benefits due to collective bargaining agreement-related increases, partially offset by lower provisions for pension costs and LTIP. See Note 3 – Management’s Use of Judgments, Estimates and Assumptions and Note 25 – Share-based Payments and Employee Benefits to the accompanying consolidated financial statements for further discussion.

Repairs and maintenance expenses increased by Php182 million, or 4%, to Php4,527 million primarily due to higher electricity charges, domestic cable and wire facilities, and higher building repairs and maintenance costs.

Professional and other contracted services increased by Php714 million, or 29%, to Php3,199 million primarily due to higher legal fees and contracted services and technical service fees for customer relationship management outsourcing project services, partially offset by lower management fees.

Rent expenses decreased by Php280 million, or 10%, to Php2,469 million due to a decrease in international leased circuit rental charges, partially offset by an increase in site and domestic leased circuit rental charges.

Selling and promotion expenses decreased by Php214 million, or 13%, to Php1,376 million primarily due to lower spending on advertising and promotions, and commission expenses, partially offset by higher public relations expenses.

Taxes and licenses increased by Php25 million, or 3%, to Php780 million as a result of higher business-related taxes.

Communication, training and travel expenses decreased by Php31 million, or 5%, to Php627 million mainly due to lower foreign travel expenses, and mailing and courier charges, partially offset by higher foreign training expenses, fuel consumption and local travel expenses.

Insurance and security services decreased by Php54 million, or 11%, to Php434 million primarily due to lower insurance and bond premiums, and lower security services.

Cost of sales increased by Php123 million, or 40%, to Php433 million due to higher cost of SIM and PLP units sold for PLP prepaid subscribers partially offset by lower computer-bundled sales in relation to our DSL promotion.

Asset impairment decreased by Php2,610 million, or 90%, to Php291 million mainly due to impairment loss on priority deposit to ProtoStar in 2009, partially offset by higher impairment charges on payphone assets and investments in PLDT Italy in 2010.

Other expenses increased by Php81 million, or 15%, to Php625 million due to increases in various business and fixed line operational-related expenses.

Other Expenses

The following table summarizes the breakdown of our total fixed line-related other expenses – net for the years ended December 31, 2010 and 2009:

			Change
	2010	2009	Amount	%
Other Income (Expenses):		(in millions)
Foreign exchange gains – net	Php1,008	Php532	Php476	89
Interest income	484	402	82	20
Equity share in net losses of joint ventures	–	(98)	98	100
Losses on derivative financial instruments – net	(1,746)	(2,180)	434	(20)
Financing costs – net	(3,856)	(3,796)	(60)	2
Others	1,164	970	194	20

Total	(Php2,946)	(Php4,170)	Php1,224	(29)

Our fixed line business segment’s other expenses – net amounted to Php2,946 million in 2010, a decrease of Php1,224 million, or 29%, from Php4,170 million in 2009. The change was due to the combined effects of the following: (i) net increase in foreign exchange gains by Php476 million on account of higher gains on net foreign exchange revaluation of foreign-currency denominated liabilities due to the effect of the appreciation of the Philippine peso to the U.S. dollar; (ii) lower loss on derivative financial instruments by Php434 million in 2010 as compared with 2009 due to lower mark-to-market loss and hedge costs of PLDT resulting from the partial unwinding of principal-only currency swap contracts; (iii) increase in other income by Php194 million mainly due to the partial recovery of priority deposit from Protostar, higher miscellaneous income from consultancy, and subsidiaries and affiliates; (iv) share in net losses of joint ventures of Php98 million in 2009; (v) an increase in interest income by Php82 million due to higher average interest rate and higher level of cash balances; and

(vi) an increase in net financing costs by Php60 million due to an increase in interest expense on loans and related items – net on account of a higher level of average loan balances as well as lower capitalized interest, partially offset by lower level of average interest rate.

Provision for Income Tax

Provision for income tax amounted to Php2,050 million in 2010, a decrease of Php208 million, or 9%, as compared with Php2,258 million in 2009 primarily due to lower taxable income.

Net Income

In 2010, our fixed line business segment contributed a net income of Php5,210 million, a decrease of Php654 million, or 11%, as compared with Php5,864 million in 2009 primarily as a result of the decrease in fixed line revenues by Php2,422 million, partially offset by decreases in other expenses – net by Php1,224 million, lower fixed line-related expenses by Php336 million and lower provision for income tax by Php208 million. Our fixed line business segment’s net income attributable to equity holders decreased by Php657 million, or 11%, to Php5,197 million in 2010 from Php5,854 million in 2009. Our fixed line business segment’s core income also decreased by Php1,922 million, or 26%, to Php5,580 million in 2010 from Php7,502 million in 2009.

Information and Communications Technology

Revenues

Our ICT business provides knowledge processing solutions, customer relationship management, internet and online gaming, and data center services.

In 2010, our ICT business generated revenues of Php11,358 million, a decrease of Php191 million, or 2%, as compared with Php11,549 million in 2009. This decrease was primarily due to the decline in the revenue contribution of our customer relationship management and internet and online gaming, as well as lower point-product sales, partially offset by the continued growth of our data center and knowledge processing solutions businesses’ service revenues.

The following table summarizes our total revenues from our ICT business for the years ended December 31, 2010 and 2009 by service segment:

					Increase (Decrease)
	2010	%	2009	%	Amount	%
			(in millions)
Service Revenues:
Knowledge processing solutions	Php5,289	47	Php5,215	45	Php74	1
Customer relationship management	2,823	25	3,319	29	(496)	(15)
Internet and online gaming	1,059	9	1,113	10	(54)	(5)
Data center and others	1,506	13	1,204	10	302	25
	10,677	94	10,851	94	(174)	(2)
Non-Service Revenues:
Point-product sales	681	6	698	6	(17)	(2)
Total ICT Revenues	Php11,358	100	Php11,549	100	(Php191)	(2)

Service Revenues

Service revenues generated by our ICT business segment amounted to Php10,677 million in 2010, a decrease of Php174 million, or 2%, as compared with Php10,851 million in 2009 primarily as a result of the decline in revenues from our customer relationship management and internet and online gaming businesses, partially offset by the increase in co-location and disaster recovery revenues from our data center business, as well as the higher revenues from our knowledge processing solutions business. As a percentage of our total ICT business revenues, service revenues accounted for 94% in each of 2010 and 2009.

Knowledge Processing Solutions

We provide our knowledge processing solutions business primarily through the SPi Group. The knowledge processing solutions business contributed revenues of Php5,289 million in 2010, an increase of Php74 million, or 1%, from Php5,215 million in 2009. Dollar revenues increased by 8% offset by the appreciation of the Philippine peso to the U.S. dollar by 6%. Additional revenues from Laguna Medical Systems, Inc., or Laguna Medical, (acquired in September 2009), Medical Billing and Content Solutions were recognized in 2010. Knowledge processing solutions business revenues accounted for 50% and 48% of total service revenues of our ICT business in 2010 and 2009, respectively.

Customer Relationship Management

We provide our customer relationship management business primarily through SPi CRM. Revenues relating to our customer relationship management business decreased by Php496 million, or 15%, to Php2,823 million in 2010 from Php3,319 million in 2009 primarily due to lower dollar-denominated revenues by 14%, lower domestic sales by 1%, and the effect of the appreciation of the Philippine peso to the U.S. dollar. In total, we own and operate 5,565 seats with an average of 4,592 customer service representatives, or CSRs, in 2010, as compared with 7,140 seats with an average of 5,190 CSRs in 2009. SPi CRM had six and seven customer relationship management sites as at December 31, 2010 and 2009, respectively. Customer relationship management business revenues accounted for 26% and 31% of total service revenues of our ICT business in 2010 and 2009, respectively.

Internet and Online Gaming

Revenues from our internet and online gaming business decreased by Php54 million, or 5%, to Php1,059 million in 2010 from Php1,113 million in 2009 primarily due to the absence of the introduction of major games in 2010, as well as the higher electricity cost, which forced internet cafés to shorten operating hours. Our internet and online gaming business revenues accounted for 10% of total service revenues of our ICT business in each of 2010 and 2009.

Data Center and Others

ePLDT operates an internet data center under the brand name Vitro™, which provides co-location or rental services, server hosting, disaster recovery and business continuity services, intrusion detection, security services, such as firewalls and managed firewalls, and other data services. In 2010, our data center contributed revenues of Php1,506 million, an increase of Php302 million, or 25%, from Php1,204 million in 2009 primarily due to an increase in co-location or rental and disaster recovery services revenues. Our data center revenues accounted for 14% and 11% of total service revenues of our ICT business in 2010 and 2009, respectively.

Non-Service Revenues

Non-service revenues consist of sales generated from reselling certain software licenses, server solutions, networking products, storage products and data security products. In 2010, non-service revenues generated by our ICT business decreased by Php17 million, or 2%, to Php681 million from Php698 million in 2009 primarily due to the lower revenues from sales of software licenses.

Expenses

Expenses associated with our ICT business totaled Php11,944 million in 2010, an increase of Php655 million, or 6%, as compared with Php11,289 million in 2009, primarily due to the higher expenses related to asset impairment, repairs and maintenance, amortization of intangible assets, and insurance and security services, partially offset by the lower compensation and employee benefits, professional and other contracted services, cost of sales, communication, training and travel, and rent expenses. As a percentage of our total ICT revenues, expenses related to our ICT business accounted for 105% and 98% in 2010 and 2009, respectively.

The following table shows the breakdown of our total ICT-related expenses for the years ended December 31, 2010 and 2009 and the percentage of each expense item to the total:

					Increase (Decrease)
	2010	%	2009	%	Amount	%
				(in millions)
Compensation and employee benefits(1)	Php6,000	50	Php6,418	57	(Php418)	(7)
Asset impairment	1,323	11	134	1	1,189	887
Repairs and maintenance	752	6	669	6	83	12
Cost of sales	751	6	799	7	(48)	(6)
Depreciation and amortization	742	6	751	7	(9)	(1)
Rent	687	6	716	6	(29)	(4)
Professional and other contracted services	500	4	592	5	(92)	(16)
Communication, training and travel	461	4	500	4	(39)	(8)
Amortization of intangible assets	254	2	242	2	12	5
Taxes and licenses	108	1	104	1	4	4
Selling and promotions	103	1	113	1	(10)	(9)
Insurance and security services	79	1	68	1	11	16
Other expenses	184	2	183	2	1	1

Total	Php11,944	100	Php11,289	100	Php655	6

(1) Includes salaries and employee benefits, LTIP, pension and MRP costs.

Compensation and employee benefits decreased by Php418 million, or 7%, to Php6,000 million mainly due to a decline in salaries and employee benefits, and the lower provision for LTIP, partially offset by the increase in MRP costs and pension benefits. Although ePLDT and its subsidiaries’ employee headcount increased by 629 to 16,210 in 2010 as compared with 15,581 in 2009, related costs decreased due to lower labor cost per head, particularly from our knowledge processing solutions business.

Asset impairment increased by Php1,189 million, or 887%, to Php1,323 million primarily due to impairment of goodwill and other intangible assets in SPi related to its investment in CyMed and impairment of goodwill in ePLDT’s investment in BayanTrade and Level Up!.

Repairs and maintenance expenses increased by Php83 million, or 12%, to Php752 million primarily due to the higher office and site electricity charges, and higher IT software repairs and maintenance costs particularly from our data center business partially offset by a decrease in buildings repairs and maintenance costs, janitorial services and lower purchases of low-value softwares.

Cost of sales decreased by Php48 million, or 6%, to Php751 million primarily due to the lower volume of sales of software licenses and hardware products.

Depreciation and amortization charges decreased by Php9 million, or 1%, to Php742 million primarily due to a decrease in the depreciable asset base of our knowledge processing solutions, customer relationship management and internet and online gaming businesses on account of fully depreciated assets and lower capital expenditures, partially offset by higher depreciation in relation to Data Center expansion and disaster recovery project.

Rent expenses decreased by Php29 million, or 4%, to Php687 million primarily due to the expiration of several leases and closure of several offices of knowledge processing solutions business partly offset by higher office building and site rental charges by the customer relationship management and data center businesses.

Professional and other contracted services decreased by Php92 million, or 16%, to Php500 million primarily due to lower contracted service fees, management fees, legal fees and other professional fees incurred by our knowledge processing solutions business.

Communication, training and travel expenses decreased by Php39 million, or 8%, to Php461 million primarily due to lower local and foreign training and travel expenses, courier charges and communications charges incurred by our customer relationship management and knowledge processing solutions businesses, partially offset by higher trunk line charges by our data center business.

Amortization of intangible assets increased by Php12 million, or 5%, to Php254 million due to intangible assets recognized in relation to the acquisition of Laguna Medical and additional game licenses acquired by our gaming business in late 2009 and 2010.

Taxes and licenses increased by Php4 million, or 4%, to Php108 million primarily due to higher business-related taxes.

Selling and promotion expenses decreased by Php10 million, or 9%, to Php103 million mainly due to our gaming business’ lower promotional expenses due to the timing of launching of its new major games and decrease in commission expense of our knowledge processing solutions business, partially offset by higher advertisements by our customer relationship management and data center businesses.

Insurance and security services increased by Php11 million, or 16%, to Php79 million primarily due to higher security services and insurance premiums.

Other expenses increased by Php1 million, or 1%, to Php184 million mainly due to higher various business and ICT operational-related costs.

Other Income

The following table summarizes the breakdown of our total ICT-related other income – net for the years ended December 31, 2010 and 2009:

			Change
	2010	2009	Amount	%
Other Income (Expenses):		(in millions)
Equity share in net earnings of associates	Php186	Php168	Php18	11
Interest income	35	28	7	25
Gains on derivative financial instruments – net	2	8	(6)	(75)
Foreign exchange losses – net	(66)	(12)	(54)	450
Financing costs – net	(176)	(171)	5	3
Others	240	195	45	23

Total	Php221	Php216	Php5	2

Our ICT business segment’s other income – net amounted to Php221 million in 2010, an increase of Php5 million, or 2%, from Php216 million in 2009 primarily due to the combined effects of the following: (i) an increase in other income by Php45 million mainly due to an adjustment in the fair value of the contingent liability of SPi America Holdings from the acquisition of Laguna Medical and an insurance claim received in 2010 partly offset by the de-recognition of liabilities in 2009; (ii) an increase in equity share in net earnings of associates by Php18 million; (iii) an increase in interest income of Php7 million due to increase in short-term placements and bank deposits; (iv) an increase in financing costs – net by Php5 million due to higher accretion on contingent liabilities from our knowledge processing solutions business; (v) lower gain on derivative financial instruments by Php6 million mainly due to the expiration of derivative contracts of Parlance and SPi in December 2009; and (vi) a net increase in foreign exchange losses by Php54 million due to the revaluation of net foreign currency-denominated assets as a result of the effect of the appreciation of the Philippine peso to the U.S. dollar in 2010.

Benefit from Income Tax

Benefit from income tax of Php38 million in 2010 from Php28 million in 2009 primarily due to the corresponding deferred tax benefit from the amortization of intangible assets related to the acquisition of Laguna Medical in 2009.

Net Income (Loss)

In 2010, our ICT business segment registered a net loss of Php327 million as compared with a net income of Php504 million in 2009 mainly as a result of an increase in ICT-related expenses by Php655 million and a decrease in ICT revenues by Php191 million, partially offset by a net benefit from income tax by Php10 million and an increase in other income by Php5 million. Our ICT business segment’s net loss attributable to equity holders amounted to Php306 million in 2010 as compared with a net income attributable to equity holders of Php533 million posted in 2009. Our ICT business segment’s core income amounted to Php1,030 million in 2010, an increase of Php417 million, or 68%, as compared with Php613 million in 2009.

Liquidity and Capital Resources

The following table shows our consolidated cash flows for the years ended December 31, 2010 and 2009 as well as our consolidated capitalization and other consolidated selected financial data as at December 31, 2010 and 2009:

	Years Ended December 31,
	2010	2009
(in millions)
Cash Flows
Net cash provided by operating activities	Php77,260	Php74,386
Net cash used in investing activities	23,283	49,132
Capital expenditures	28,766	28,069
Net cash used in financing activities	55,322	20,293
Net increase (decrease) in cash and cash equivalents	(1,641)	4,635
	December 31,

	2010	2009

(in millions)
Capitalization
Long-term portion of interest-bearing financial liabilities – net of current portion:
Long-term debt	Php75,879	Php86,066
Obligations under finance lease	9	13
	75,888	86,079

Current portion of interest-bearing financial liabilities:
Notes payable	–	2,279
Long-term debt maturing within one year	13,767	10,384
Obligations under finance lease maturing within one year	34	51
	13,801	12,714

Total interest-bearing financial liabilities	89,689	98,793
Total equity attributable to equity holders of PLDT	97,069	98,575

	Php186,758	Php197,368

Other Selected Financial Data
Total assets	Php277,815	Php280,148
Property, plant and equipment	163,184	161,256
Cash and cash equivalents	36,678	38,319
Short-term investments	669	3,824

As at December 31, 2010, our consolidated cash and cash equivalents and short-term investments totaled Php37,347 million. Principal sources of consolidated cash and cash equivalents in 2010 were cash flows from operating activities amounting to Php77,260 million, proceeds from availment of long-term debt of Php7,246 million, net proceeds from maturity of short-term investments of Php3,142 million and interest received of Php1,165 million. These funds were used principally for:

(1) dividend payments of Php41,080 million; (2) capital outlays of Php28,766 million; (3) total debt principal and interest payments of Php14,645 million and Php5,580 million, respectively; and

(4) settlement of derivative financial instruments of Php1,095 million.

As at December 31, 2009, our consolidated cash and cash equivalents and short-term investments totaled Php42,143 million. Principal sources of consolidated cash and cash equivalents in 2009 were cash flows from operating activities amounting to Php74,386 million and drawings mainly from PLDT’s and Smart’s debt facilities, including notes payable, aggregating Php43,989 million and net proceeds from maturity of short-term investments of Php2,890 million. These funds were used principally for: (1) dividend payments of Php39,286 million; (2) payments for purchase of investments in subsidiaries and associates of Php27,059 million, including PCEV’s acquisition of Meralco shares of Php18,070 million and settlement of the tender offer to PCEV’s non-controlling interests of Php6,618 million; (3) capital outlays of Php28,069 million; (4) total debt principal and interest payments of Php19,228 million and Php5,239 million, respectively; (5) payment for an exchangeable note issued by First Pacific Utilities Corporation, or FPUC, to PCEV (including derivative option) of Php2,000 million; and (6) a buyback of shares of PLDT of Php1,752 million.

Operating Activities

Our consolidated net cash flows from operating activities in 2010 increased by Php2,874 million, or 4%, to Php77,260 million from Php74,386 million in 2009 primarily due to the lower pension contribution and the lower level of settlement of various payables.

A significant portion of our consolidated cash flow from operating activities is generated by our wireless service business, which accounted for 61% of our total service revenues in each of 2010 and 2009. Revenues from our fixed line and ICT businesses accounted for 32% and 7%, respectively, of our total service revenues in each of 2010 and 2009.

Cash flows from operating activities of our wireless business amounted to Php55,497 million in 2010, an increase of Php439 million, or 1%, as compared with Php55,058 million in 2009. The increase in our wireless business segment’s cash flows from operating activities was a result of a lower level of settlement of accounts payable, partially offset by higher level of outstanding receivables mainly from dealers, carriers and subscribers and LTIP payout in 2010. Cash flows provided by operating activities of our fixed line business amounted to Php20,454 million in 2010, an increase of Php2,544 million, or 14%, as compared with Php17,910 million in 2009 primarily due to an increase in collection of accounts receivables and lower pension contributions made to the beneficial trust fund, which was partially offset by LTIP payout in 2010 and higher level of settlement of accounts payable and other current liabilities in 2010. On the other hand, cash flows from operating activities of our ICT business decreased by Php96 million, or 7%, to Php1,327 million in 2010 from Php1,423 million in 2009 mainly due to the higher working capital requirements in 2010.

Investing Activities

Consolidated net cash used in investing activities amounted to Php23,283 million in 2010, a decrease of Php25,849 million, or 53%, as compared with Php49,132 million in 2009 primarily due to the combined effects of the following: (1) a decrease in the investment in subsidiaries and associates by Php26,858 million mainly due to PCEV’s acquisition of Meralco shares of Php18,070 million, and the settlement of the tender offer of PCEV’s non-controlling shareholders of Php6,618 million in 2009;

(2) the higher net proceeds from the maturity of short-term investments by Php252 million; (3) the higher dividends received in 2010 by Php174 million; (4) the increase in capital expenditures by Php697 million in 2010; (5) the lower net proceeds of investments in debt securities by Php427 million; (6) an increase in advances and refundable deposits by Php230 million; and (7) the lower interest received by Php187 million.

Our consolidated capital expenditures in 2010 totaled Php28,766 million, an increase of Php697 million, or 2%, as compared with Php28,069 million in 2009 primarily due to the increase in Smart’s capital spending. Smart’s capital spending of Php16,944 million in 2010 was used primarily to build a secondary network for unlimited services, to expand its 3G broadband network, and to further upgrade its core, access and transmission network facilities. PLDT’s capital spending of Php10,874 million in 2010 was principally used to finance the expansion and upgrade of its domestic fiber optic network facilities, NGN roll-out, fixed line data and IP-based network services and outside plant rehabilitation. ePLDT and its subsidiaries’ capital spending of Php750 million in 2010 was primarily used to fund the continued expansion of its customer relationship management facilities. The balance represented other subsidiaries’ capital spending.

As part of our growth strategy, we may from time to time, continue to make acquisitions and investments in companies or businesses.

Dividends received in 2010 amounted to Php534 million, an increase of Php174 million, as compared with Php360 million in 2009. The dividends received in 2010 were mainly from Meralco, Philweb, Inc. and ePDS, Inc., which amounted to Php482 million, Php33 million and Php19 million, respectively, while the dividends received in 2009 were mainly from Meralco and ePDS, Inc., which amounted to Php337 million and Php23 million, respectively.

Financing Activities

On a consolidated basis, net cash used in financing activities amounted to Php55,322 million in 2010, an increase of Php35,029 million, or 173%, as compared with Php20,293 million in 2009, resulting largely from the combined effects of the following: (1) lower proceeds from the issuance of long-term debt and notes payable by Php36,743 million in 2010; (2) lower availment of capital expenditures under long-term financing by Php3,240 million; (3) higher cash dividend payments by Php1,794 million; (4) higher interest payments by Php341 million; (5) lower repayments of long-term debt and notes payable by Php4,583 million; (6) lower share buyback by Php1,646 million; and

(7) lower settlement of derivative financial instruments by Php818 million.

Debt Financing

Additions to our consolidated debt, including notes payable, for the years ended December 31, 2010 and 2009 totaled Php7,246 million and Php43,989 million, respectively, mainly from PLDT’s and Smart’s drawings related to the financing of our capital expenditure requirements and maturing loan obligations. Payments of principal and interest on our total debt amounted to Php14,645 million and Php5,580 million, respectively, in 2010 and Php19,228 million and Php5,239 million, respectively, in 2009.

Our consolidated long-term debt decreased by Php6,804 million, or 7%, to Php89,646 million in 2010, largely due to debt amortizations and prepayments and the appreciation of the Philippine peso relative to the U.S. dollar to Php43.81 in December 31, 2010 from Php46.43 in December 31, 2009, partially offset by drawings from our term loan facilities. The long-term debt levels of PLDT and Smart decreased by 9% and 5% to Php49,017 million and Php40,514 million, respectively, as at December 31, 2010 as compared with December 31, 2009.

On July 13, 2010, PLDT issued Php2,500 million five-year fixed rate corporate notes under a Notes Facility Agreement dated July 12, 2010 to mature on July 13, 2015. Proceeds from the facility will be used to finance capital expenditures and/or to refinance its loan obligations which were also used to finance capital expenditures for network expansion and improvement. The amount of Php2,500 million remained outstanding as at December 31, 2010.

On July 13, 2010, Smart issued Php2,500 million five-year fixed rate corporate notes under a Notes Facility Agreement dated July 12, 2010 to mature on July 13, 2015. Proceeds from the facility will be used to finance Smart’s capital expenditures for network improvement and expansion. The amount of Php2,484 million, net of unamortized debt discount, remained outstanding as at December 31, 2010.

Approximately Php63,969 million principal amount of our consolidated outstanding long-term debt as at December 31, 2010 is scheduled to mature over the period from 2011 to 2014. Of this amount, Php39,410 million is attributable to Smart, Php24,443 million to PLDT, and the remainder to ePLDT.

For a complete discussion of our long-term debt, see Note 20 – Interest-bearing Financial Liabilities – Long-term Debt to the accompanying audited consolidated financial statements.

Debt Covenants

Our consolidated debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios and other financial tests, calculated in conformity with PFRS, at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments. Furthermore, certain of PLDT’s debt instruments contain provisions wherein PLDT may be required to repurchase or prepay certain indebtedness in case of a change in control of PLDT.

Please see Note 20 – Interest-bearing Financial Liabilities – Debt Covenants to the accompanying audited consolidated financial statements for a detailed discussion of our debt covenants.

Financing Requirements

We believe that our available cash, including cash flow from operations, will provide sufficient liquidity to fund our projected operating, investment, capital expenditures and debt service requirements for the next 12 months.

Consolidated cash dividend payments in 2010 amounted to Php41,080 million, an increase of Php1,794 million, or 5%, as compared with Php39,286 million paid to shareholders in 2009. On March 1, 2011, we declared regular and special cash dividends of Php78 per share and Php66 per share, respectively, in addition to the Php78 per share regular cash dividend declared last August 3, 2010, altogether representing approximately 100% payout of our 2010 core earnings per share. On August 4, 2009, we declared a regular cash dividend of Php77 per share and on March 2, 2010, we declared regular and special cash dividends of Php76 and Php65 per share, respectively, representing in aggregate approximately a 100% payout of our 2009 core earnings per share.

Off-Statement of Financial Position Arrangements

There are no off-statement financial position arrangements that have or are reasonably likely to have any current or future effect on our financial position, results of operations, cash flows, changes in stockholders’ equity, liquidity, capital expenditures or capital resources that are material to investors.

Equity Financing

Through our subscriber investment plan, which provides postpaid fixed line subscribers the opportunity to buy shares of our 10% Cumulative Convertible Preferred Stock as part of the upfront payments collected from subscribers, PLDT was able to raise Php3 million in each of 2010 and 2009 from this source. PLDT raised Php15 million from the exercise by certain officers and executives of stock options in 2009.

As part of our goal to maximize returns to our shareholders, we obtained board of directors’ approval for a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s total outstanding shares of common stock. As at December 31, 2010, we had acquired a total of approximately 2.72 million shares of PLDT’s common stock, representing approximately 1% of PLDT’s outstanding shares of common stock, at a weighted average price of Php2,388 per share for a total consideration of Php6,505 million in accordance with the share buyback program. Likewise, as at December 31, 2009, we had acquired a total of approximately 2.68 million shares of PLDT’s common stock at a weighted average price of Php2,387 per share for a total consideration of Php6,405 million. The effect of the acquisition of shares of PLDT’s common stock pursuant to the share buyback program was considered in the computation of our basic and diluted earnings per common share for the years ended December 31, 2010 and 2009. Please see to Note 8 – Earnings Per Common Share, Note 19 – Equity and Note 28 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements for further details.

Contractual Obligations and Commercial Commitments

Contractual Obligations

For a discussion of our consolidated contractual undiscounted obligations as at December 31, 2010 and 2009, see Note 26 – Contractual Obligations and Commercial Commitments to the accompanying audited consolidated financial statements.

Commercial Commitments

As at December 31, 2010 and 2009, our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to Php1,145 million and Php1,317 million, respectively. These commitments will expire within one year.

Quantitative and Qualitative Disclosures about Market Risks

Our operations are exposed to various risks, including liquidity risk, foreign currency exchange risk, interest rate risk, credit risk and capital management risk. The importance of managing these risks has significantly increased in light of considerable change and continuing volatility in both the Philippine and international financial markets. With a view to managing these risks, we have incorporated financial risk management functions in our organization, particularly in our treasury operations, equity issues and sales of certain assets.

For further discussions of these risks, see Note 26 – Contractual Obligations and Commercial Commitments and Note 28 – Financial Assets and Liabilities to the accompanying consolidated financial statements.

The following table sets forth the estimated consolidated fair values of our financial assets and liabilities recognized as at December 31, 2010 and September 30, 2010:

	Fair Values
	December 31, 2010	September 30, 2010
(in millions)
Noncurrent Financial Assets
Available-for-sale financial assets
Listed equity securities	Php78	Php76
Unlisted equity securities	69	64
Investments in debt securities	502	493
Derivative financial assets	178	–
Advances and refundable deposits – net of current portion	915	873

Total noncurrent financial assets	1,742	1,506

Current Financial Assets
Cash and cash equivalents	36,678	26,902
Short-term investments	669	3,366
Investment in debt securities	–	405
Trade and other receivables — net	16,428	15,171
Derivative financial assets	5	9
Current portion of advances and refundable deposits	16	16

Total current financial assets	53,796	45,869

Total Financial Assets	Php55,538	Php47,375

Noncurrent Financial Liabilities
Interest-bearing financial liabilities	Php82,252	Php86,145
Derivative financial liabilities	3,604	2,366
Customers’ deposits	1,701	1,576
Deferred credits and other noncurrent liabilities	11,457	10,705

Total noncurrent financial liabilities	99,014	100,792

Current Financial Liabilities
Accounts payable	23,673	17,636
Accrued expenses and other current liabilities	28,822	28,371
Interest-bearing financial liabilities	13,801	12,720
Dividends payable	2,086	2,139

Total current financial liabilities	68,382	60,866

Total Financial Liabilities	Php167,396	Php161,658

The following table sets forth the amount of consolidated gains (losses) recognized for the financial assets and liabilities for the year ended December 31, 2010 and for the nine months ended

September 30, 2010:

	December 31, 2010	September 30, 2010
(in millions)
Profit and Loss
Interest income	Php1,200	Php914
Losses on derivative financial instruments – net	(1,741)	(495)
Accretion on financial liabilities – net	(1,177)	(885)
Interest on loans and other related items	(6,181)	(4,668)
Other Comprehensive Income
Revaluation increment on investment properties – net	314	–
Net gains available-for-sale financial assets	22	19
	(Php7,563)	(Php5,115)

Impact of Inflation and Changing Prices

Inflation can be a significant factor in the Philippine economy, and we are continually seeking ways to minimize its impact. The average inflation rate in the Philippines in 2010 was 3.8% as compared with 3.2% in 2009. Moving forward, we expect inflation to increase, which may have an impact on our operations.

PART II – OTHER INFORMATION

Reorganization of ePLDT

On July 7, 2010, our Board of Directors approved the reorganization of the ePLDT Group into two business groups: (i) the ICT business group, which provides data center services, internet and online gaming services and business solutions and applications; and (ii) the Business Process Outsourcing, or BPO, business group which covers customer relationship management or call center operations under SPi CRM; and Content Solutions, Medical Billing and Coding and Medical Transcription services under SPi Technologies, Inc., or SPi.  The BPO business group will be eventually transferred to PLDT subject to the finalization of the terms and conditions thereof and the execution of relevant agreements.

Although our Board of Directors already approved the reorganization of ePLDT into two business groups – ICT business group and BPO business group, the actual reorganization has yet to be consummated as at March 1, 2011 and therefore, as at December 31, 2010, the chief operating decision maker continues to view our business activities using the three business units: Wireless, Fixed Line and ICT.

Transfer of PCEV’s Equity Interest in Meralco

On March 1, 2010, PCEV, Metro Pacific Investments Corporation, or MPIC, and Beacon entered into an Omnibus Agreement, or OA. Beacon, formerly known as Rightlight Holdings, Inc., was organized with the sole purpose of holding the respective shareholdings of PCEV and MPIC in Meralco. PCEV and MPIC are Philippine affiliates of First Pacific and both held equity shares in Meralco, see Note 10 – Investments in Associates and Joint Ventures to the accompanying audited consolidated financial statements for further discussion. Under the OA, PCEV and MPIC have agreed to set out their mutual agreement in respect of, among other matters, the capitalization, organization, conduct of business and the extent of their participation in the management of the affairs of Beacon.

Investment in Beacon

Prior to the transactions contemplated under the OA, MPIC beneficially owned the entire outstanding capital stock of Beacon, consisting of 25,000 common shares of Beacon, with a total par value of Php25,000.

On April 29, 2010, the Philippine Securities and Exchange Commission, or SEC, approved Beacon’s application to increase its authorized capital stock to Php5 billion consisting of 3 billion common shares with par value of Php1 per share and 2 billion preferred shares with par value of Php1 per share. The preferred shares of Beacon are non-voting, not convertible to common shares or any shares of any class of Beacon, have no pre-emptive rights to subscribe to any share or convertible debt securities or warrants issued or sold by Beacon. The preference shareholder is entitled to liquidation preference and yearly cumulative dividends at the rate of 7% of the issue value subject to: (a) availability of unrestricted retained earnings; and (b) dividend payment restrictions imposed by Beacon’s bank creditors.

Under the OA, each of PCEV and MPIC agreed to subscribe to 1,156.5 million common             shares of Beacon, for a subscription price of Php20 per share or a total of Php23,130 million. PCEV and MPIC also agreed that their resulting equity after such subscriptions and PCEV’s purchase from MPIC of 12,500 Beacon common shares will be 50% each of the outstanding common shares of Beacon.

MPIC additionally agreed to subscribe to 801 million shares of Beacon’s preferred stock for a subscription price of Php10 per share or a total of Php8,010 million.

The completion of the subscription of MPIC to 1,156.5 million common shares and 801 million preferred shares of Beacon was subject to the following conditions, all of which have been satisfied: (a) approval of MPIC’s Board of Directors, which was obtained on March 1, 2010; (b) approval of the shareholders of First Pacific, which was obtained on March 30, 2010; and (c) full payment of the subscription price, which was made on March 30, 2010. Consequently, on March 30, 2010, MPIC completed its subscription to 1,156.5 million common             shares of Beacon and approximately 801 million preferred shares of Beacon in consideration of: (1) the transfer of 163.6 million Meralco shares at a price of Php150 per share, or Php24,540 million in the aggregate; and (2) Php6,600 million in cash, as further described below in “Transfer of Meralco Shares to Beacon”.

The completion of the subscription of PCEV to 1,156.5 million common shares of Beacon was subject to the following conditions, all of which have been satisfied: (a) PCEV Board of Directors’ approval, which was obtained on March 1, 2010; (b) the approval of the shareholders of First Pacific, which was obtained on March 30, 2010; (c) the approval of the shareholders of PCEV, which was obtained on May 7, 2010; and (d) the full payment of the subscription price, which was made on May 12, 2010.

Although PCEV secured the approval of its shareholders only on May 7, 2010, such approval was deemed to be a formality as Smart owns 99.5% of PCEV’s capital stock. Consequently, upon receipt of all other required approvals under the OA on March 30, 2010, including that of the shareholders of First Pacific, PCEV recognized as an asset the deposit for future stock subscription of Php23,130 million for its subscription to 1,156.5 million common shares of Beacon. The deposit for future stock subscription was eventually reclassified to investment account when Beacon’s increase in authorized capital stock was approved by the Philippine SEC.

The subscription price of PCEV’s and MPIC’s subscription to Beacon shares was offset in full (in the case of PCEV) and in part (in the case of MPIC) against the consideration for the transfer of Meralco shares held by PCEV and MPIC as described in “Transfer of Meralco Shares to Beacon” section below. In addition, MPIC settled its remaining balance in cash. On May 12, 2010, PCEV also completed the purchase from MPIC of 12,500 shares or 50% of the 25,000 Beacon common shares originally owned by MPIC.

Transfer of Meralco Shares to Beacon

Alongside with the subscription to the Beacon shares described above, Beacon agreed to purchase 154.2 million and 163.6 million Meralco shares, or the Transferred Shares, from PCEV and MPIC, respectively, for a consideration of Php150 per share or a total of Php23,130 million for the PCEV Meralco shares and Php24,540 million for the MPIC Meralco shares.

The completion of the sale of the MPIC Meralco shares to Beacon was subject to the following conditions, all of which have been satisfied: (a) approval of MPIC’s Board of Directors, which was obtained on March 1, 2010; (b) approval of the Board of Directors of First Pacific, which was obtained on March 1, 2010; (c) approval of the shareholders of First Pacific, which was obtained on March 30, 2010; and (d) release of the pledge over the MPIC Meralco shares, which was completed on March 30, 2010. Consequently, on March 30, 2010, MPIC transferred 163.6 million Meralco shares to Beacon at a price of Php150 per share for a total consideration of Php24,540 million.

The completion of the sale of the PCEV Meralco shares to Beacon was subject to the following conditions, all of which have been satisfied: (a) PCEV Board of Directors’ approval, which was obtained on March 1, 2010; (b) the approval of the Board of Directors of First Pacific, which was obtained on March 1, 2010; (c) the approval of the shareholders of First Pacific, which was obtained on March 30, 2010; and (d) the approval of the shareholders of PCEV, which was obtained on May 7, 2010. Consequently, on May 12, 2010, PCEV transferred 154.2 million Meralco shares to Beacon at a price of Php150 per share for a total consideration of Php23,130 million.

The transfer of legal title to the Meralco shares was implemented through a special block sale/cross sale in the Philippine Stock Exchange.

Although PCEV secured the approval of its shareholders only on May 7, 2010, such approval was deemed to be a formality as Smart owns 99.5% of PCEV’s capital stock. Consequently, upon receipt of all other required approvals under the OA on March 30, 2010, including that of the shareholders of First Pacific, PCEV recognized a Php15,084 million investment in Beacon representing the proportionate carrying cost of the 154.2 million Meralco shares transferred to Beacon under the OA. PCEV recognized a deferred gain of Php8,046 million for the difference between the Php23,130 million transfer price of the Meralco shares to Beacon and the Php15,084 million carrying amount in PCEV’s books of the Meralco shares transferred. The deferred gain, presented as a reduction in PCEV’s investment in Beacon, will only be realized upon the disposal of the investment to a third party.

Subject to rights over certain property dividends that may be declared or distributed in respect of the approximately 317.8 million Transferred Shares, which will be assigned to First Philippine Holdings Corporation, or FPHC, if the Call Option (as discussed below), is exercised, the rights, title and interest transferred to Beacon by MPIC and PCEV in respect of the approximately 317.8 million Transferred Shares includes: (a) all shares issued by Meralco by way of stock dividends on the Transferred Shares from March 1, 2010; (b) all property or cash dividends declared or paid on the Transferred Shares from March 1, 2010; (c) all other rights accruing on the Transferred Shares from March 1, 2010; and (d) the proceeds of all of the foregoing.

PCEV may, at some future time and under such terms and conditions as may be agreed by PCEV and Beacon, transfer to Beacon its remaining 68.8 million Meralco common shares.

Call Option

Under the OA, MPIC assigned its right to acquire the call option, or the Call Option, over 74.7 million common shares of Meralco held by FPHC, or the Option Shares, to Beacon. As a result of this assignment, Beacon and FPHC executed an Option Agreement dated March 1, 2010 pursuant to which FPHC granted the Call Option over the Option Shares to Beacon.

The Call Option was exercisable at the option of Beacon during the period from March 15, 2010 until midnight of May 15, 2010. The exercise price for the Option Shares was Php300 per share or an aggregate exercise price of Php22,410 million. Beacon exercised the Call Option on March 30, 2010 and FPHC transferred the 74.7 million shares of Meralco common stock to Beacon in consideration of the payment by Beacon of Php22,410 million in cash on March 30, 2010.

Subject to rights over certain property dividends that may be declared or payable in respect of the 74.7 million shares of Meralco common stock, which are retained by FPHC following the Call Option exercise, the rights, title and interest transferred to Beacon by FPHC in respect of the Option Shares includes: (a) all             shares issued by Meralco by way of stock dividends on the Option Shares from March 1, 2010; (b) all property or cash dividends declared or paid on the Transferred Shares from March 1, 2010; (c) all other rights accruing on the Transferred Shares from March 1, 2010; and

(d) the proceeds of any sale or disposition of any of the foregoing.

Property Dividends

With respect to the approximately 317.8 million Transferred Shares, the remaining 68.8 million Meralco common shares held by PCEV and the 74.7 million Option Shares transferred by FPHC to Beacon pursuant to the Call Option, FPHC has the benefit of being assigned, or retaining in the case of the Option Shares, certain property dividends that may be declared on such shares.

Governance Arrangements

Beacon, PCEV and MPIC have also agreed on certain corporate governance matters, including Board composition, election of officers, shareholders’ action, representation to the Meralco Board, nomination of the Meralco Board Committees, and nomination of Meralco officers. The corporate governance agreements and Beacon equity structure resulted in a jointly-controlled entity.

On March 30, 2010, Beacon also entered into an Php18,000 million ten-year corporate notes facility with First Metro Investment Corporation and PNB Capital and Investment Corporation as joint lead arrangers and various local financial institutions as noteholders. The proceeds of the notes facility partially financed the acquisition of Meralco shares by Beacon pursuant to its exercise of the Call Option. As at December 31, 2010, the amount drawn under this facility amounted to Php16,200 million (Php16,027 million, net of debt issuance cost of Php173 million); the remaining undrawn balance amounted to Php1,800 million.

In 2010, Beacon engaged the services of an independent appraiser to provide the fair market values of the operating equity investments, fixed assets and intangible assets of Meralco at the time of Beacon’s acquisition of its Meralco shares and allocate the purchase price of Beacon’s investment in Meralco among the identifiable assets and liabilities based on fair value. Based on the final purchase price allocation, the difference of Php50,595 million between Beacon’s share of the total fair value of Meralco’s specific identifiable assets and liabilities and the total cost of Beacon’s investment was allocated as follows: (a) Php2,521 million for utility plant and others; (b) Php341 million for investment properties; (c) Php59 million for investment in associates and joint ventures;

(d) Php1,814 million for intangible assets particularly for franchise; (e) Php26 million for contingent liability; (f) Php2,018 million for deferred income tax liabilities; and (g) Php47,904 million for goodwill.

Beacon also recognized in March 2010, a liability for contingent consideration amounting to Php2,373 million for certain property dividends that may be declared on its Meralco shares pursuant to the Option Agreement between Beacon and FPHC. The liability for contingent consideration was remeasured based on the fair value of said property dividends as at December 31, 2010, and the resulting re-measurement loss of Php331 million was charged to profit and loss.

As at December 31, 2010, the carrying value of Beacon’s investment in Meralco of

Php73,322 million includes: (a) consideration for the Transferred Shares from PCEV of Php23,130 million and from MPIC of Php24,540 million; (b) consideration for the Option Shares from FPHC of Php22,410 million; (c) liability for contingent consideration of Php2,373 million; (d) capitalized costs of Php942 million pursuant to an agreement between PCEV and MPIC; and (e) equity share in net earnings of Meralco of Php2,655 million less (f) dividends received of Php2,728 million from Meralco.

As at December 31, 2010, Beacon held 393 million Meralco common shares representing approximately 35% equity interest in Meralco with market value of Php89,490 million based on a quoted price of Php228 per share.

Related Party Transactions

For a detailed discussion of the related party transactions, see Note 24 –Related Party Transactions to the accompanying audited consolidated financial statements.

ANNEX – AGING OF ACCOUNTS RECEIVABLE

The following table shows the aging of our consolidated receivables as at December 31, 2010:

				31-60	61-90	Over 91
Type of Accounts Receivable	Total	Current		Days	Days	Days
			(In Millions)
Corporate subscribers.	Php8,917	Php2,146		Php919	Php264	Php5,588
Retail subscribers.	7,998	1,218		1,322	241	5,217
Foreign administrations.	4,479	1,389		1,100	623	1,367
Domestic carriers.	1,591	196		176	183	1,036
Dealers, agents and others.	5,273	4,634	,60	28	187	424
Total.	Php28,258	Php9,583		Php3,545	Php1,498	Php13,632

Less: Allowance for doubtful accounts.	11,830
Total Receivables — net.	Php16,428

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the registrant has duly caused this report for the fourth quarter of 2010 to be signed on its behalf by the undersigned thereunto duly authorized.

Registrant: PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Signature and Title:

/s/ Napoleon L. Nazareno
Napoleon L. Nazareno
President and Chief Executive Officer

Signature and Title:

/s/ Anabelle Lim-Chua
Anabelle Lim-Chua
Senior Vice President and Treasurer
(Principal Financial Officer)

Signature and Title:

/s/ June Cheryl A. Cabal
June Cheryl A. Cabal
First Vice President and Controller
(Principal Accounting Officer)

Date: March 1, 2011

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2010 AND 2009
AND FOR THE THREE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

AND

INDEPENDENT AUDITORS’ REPORT

S.CONTINDEPENDENT AUDITORS’ REPORT

The Stockholders and the Board of Directors
Philippine Long Distance Telephone Company
Ramon Cojuangco Building
Makati Avenue, Makati City

We have audited the accompanying financial statements of Philippine Long Distance Telephone Company and Subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2010 and 2009, and the consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years in the period ended December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with Philippine Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Philippine Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Philippine Long Distance Telephone Company and Subsidiaries as of December 31, 2010 and 2009, and their financial performance and their cash flows for each of the three years in the period ended December 31, 2010 in accordance with Philippine Financial Reporting Standards.

SYCIP GORRES VELAYO & CO.

/s/ Marydith C. Miguel
Marydith C. Miguel
Partner
CPA Certificate No. 65556
SEC Accreditation No. 0087-AR-2
Tax Identification No. 102-092-270
PTR No. 2641544, January 3, 2011, Makati City

March 1, 2011

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
December 31, 2010 and 2009
(in million pesos, except par value and number of shares)

	2010	2009
ASSETS

Noncurrent Assets
Property, plant and equipment (Notes 3, 5, 9, 13, 20 and 28)	163,184	161,256
Investments in associates and joint ventures (Notes 3, 4, 5, 10 and 28)	23,203	22,233
Available-for-sale financial assets (Notes 6, 13 and 28)	147	134
Investment in debt securities (Notes 11 and 28)	484	462
Investment properties (Notes 3, 6, 9, 12 and 28)	1,560	1,210
Goodwill and intangible assets (Notes 3, 5, 13, 14, 21 and 28)	11,485	13,024
Deferred income tax assets – net (Notes 3, 4, 7, 13 and 28)	6,110	7,721
Derivative financial assets (Note 28)	178	–
Prepayments – net of current portion (Notes 3, 5, 13,18, 25 and 28)	8,679	8,663
Advances and refundable deposits – net of current portion (Notes 13 and 28)	1,187	1,102

Total Noncurrent Assets	216,217	215,805

Current Assets
Cash and cash equivalents (Notes 13, 15 and 28)	36,678	38,319
Short-term investments (Note 28)	669	3,824
Trade and other receivables (Notes 3, 5, 13, 16, 18, 24 and 28)	16,428	14,729
Inventories and supplies (Notes 3, 4, 5, 13, 17 and 28)	2,219	2,165
Derivative financial assets (Note 28)	5	6
Current portion of prepayments (Notes 13, 18 and 28)	5,418	5,098
Current portion of advances and refundable deposits (Notes 13 and 28)	181	202

Total Current Assets	61,598	64,343

TOTAL ASSETS	277,815	280,148

EQUITY AND LIABILITIES

Equity
Preferred stock, Php10 par value per share, authorized - 822,500,000 shares; issued and outstanding - 441,887,387 shares as at December 31, 2010 and 441,631,062 shares as at December 31, 2009 (Notes 8, 19 and 28)	4,419	4,416
Common stock, Php5 par value per share, authorized - 234,000,000 shares; issued - 189,480,549 shares and outstanding - 186,756,438 shares as at December 31, 2010; and issued - 189,480,260 shares and outstanding - 186,797,304 shares as at December 31, 2009 (Notes 8, 19 and 28)	947	947
Treasury stock - 2,724,111 shares as at December 31, 2010 and 2,682,956 shares as at December 31, 2009 (Notes 8, 19 and 28)	(6,505)	(6,405)
Capital in excess of par value (Note 13)	62,890	62,890
Retained earnings (Note 19)	36,594	37,744
Other comprehensive income (Note 6)	(1,276)	(1,017)

Total Equity Attributable to Equity Holders of PLDT	97,069	98,575
Non-controlling interests (Notes 6 and 13)	316	550

TOTAL EQUITY	97,385	99,125

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)
December 31, 2010 and 2009
(in million pesos, except par value and number of shares)

	2010	2009
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion (Notes 3, 4, 5, 9, 13, 20, 23, 26 and 28)	75,888	86,079
Deferred income tax liabilities – net (Notes 3, 4, 7, 13 and 28)	1,099	1,321
Derivative financial liabilities (Notes 26 and 28)	3,604	2,751
Pension and other employee benefits (Notes 3, 5, 13, 23, 25, 26 and 28)	1,834	374
Customers’ deposits (Notes 26 and 28)	2,223	2,166
Deferred credits and other noncurrent liabilities (Notes 3, 5, 9, 13, 14, 21, 23, 28 and 29)	13,567	14,438

Total Noncurrent Liabilities	98,215	107,129

Current Liabilities
Accounts payable (Notes 13, 22, 24, 26, 27 and 28)	25,804	19,601
Accrued expenses and other current liabilities (Notes 3, 10, 13, 14, 20, 21, 23, 24, 25, 26, 27 and 28)	35,959	35,446
Provision for assessments (Notes 3, 26, 27 and 28)	1,555	1,555
Current portion of interest-bearing financial liabilities (Notes 3, 4, 5, 9, 13, 20, 23, 26 and 28)	13,801	12,714
Dividends payable (Notes 13, 19, 26 and 28)	2,086	1,749
Income tax payable (Notes 7, 13 and 28)	3,010	2,829

Total Current Liabilities	82,215	73,894

TOTAL LIABILITIES	180,430	181,023

TOTAL EQUITY AND LIABILITIES	277,815	280,148

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS
For the Years Ended December 31, 2010, 2009 and 2008
(in million pesos, except earnings per common share amounts)

	2010	2009	2008
REVENUES
Service revenues (Notes 3 and 4)	142,242	145,567	142,873
Non-service revenues (Notes 3, 4 and 5)	2,217	2,426	2,709

	144,459	147,993	145,582

EXPENSES
Depreciation and amortization (Notes 3, 4 and 9)	26,277	25,607	24,709
Compensation and employee benefits (Notes 3, 5 and 25)	24,070	23,100	20,709
Repairs and maintenance (Notes 12, 17 and 24)	9,434	8,631	8,569
Selling and promotions	5,284	5,749	5,695
Professional and other contracted services (Note 24)	4,853	4,361	4,591
Cost of sales (Notes 5, 17 and 24)	4,771	5,432	5,252
Rent (Notes 3 and 26)	3,970	4,055	3,656
Taxes and licenses (Note 27)	2,571	2,881	2,736
Asset impairment (Notes 3, 4, 5, 9, 10, 14, 16, 17, 18 and 28)	2,438	5,061	4,180
Communication, training and travel	1,832	1,902	1,993
Insurance and security services (Note 24)	1,252	1,264	1,196
Amortization of intangible assets (Notes 3, 4 and 14)	388	368	377
Other expenses (Note 24)	1,763	1,700	2,123

	88,903	90,111	85,786

	55,556	57,882	59,796

OTHER INCOME (EXPENSES)
Foreign exchange gains (losses) – net (Notes 4, 9 and 28)	1,807	909	(6,170)
Equity share in net earnings (losses) of associates and joint ventures (Notes 4 and 10)	1,408	2	(176)
Interest income (Notes 4, 5 and 15)	1,200	1,539	1,668
Gains (losses) on derivative financial instruments – net (Notes 4 and 28)	(1,741)	(1,006)	3,812
Financing costs – net (Notes 4, 5, 9, 20 and 28)	(6,698)	(6,556)	(6,104)
Other income (Notes 4 and 18)	2,153	2,069	1,665

	(1,871)	(3,043)	(5,305)

INCOME BEFORE INCOME TAX (Note 4)	53,685	54,839	54,491
PROVISION FOR INCOME TAX (Notes 3, 4 and 7)	13,426	14,744	19,193

NET INCOME FOR THE YEAR (Note 4)	40,259	40,095	35,298

ATTRIBUTABLE TO:
Equity holders of PLDT (Notes 4 and 8)	40,217	39,781	34,635
Non-controlling interests (Note 4)	42	314	663

	40,259	40,095	35,298

Earnings Per Share For The Year Attributable to Common Equity Holders of PLDT (Note 8)
Basic	212.85	210.38	181.65
Diluted	212.85	210.36	181.64

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Years Ended December 31, 2010, 2009 and 2008
(in million pesos)

	2010	2009	2008
NET INCOME FOR THE YEAR (Note 4)	40,259	40,095	35,298
OTHER COMPREHENSIVE INCOME (LOSS) (Note 6)
Revaluation increment on investment properties:	314	–	–
Revaluation increment of property, plant and equipment transferred to investment properties during the year	449	–	–
Income tax related to revaluation incement charged directly to equity	(135)	–	–
Net gains (losses) on available-for-sale financial assets:	22	3	(9)
Gains (losses) from changes in fair value recognized during the year	23	3	(9)
Losses removed from other comprehensive income taken to income	3	–	–
Income tax related to fair value adjustments charged directly to equity	(4)	–	–
Foreign currency translation differences of subsidiaries	(761)	(657)	1,490
Net transactions on cash flow hedges – net of tax:	–	–	(899)
Net losses on cash flow hedges	–	–	(662)
Net gains on cash flow hedges removed from other comprehensive income taken to income	–	–	(697)
Income tax related to cash flow hedges:	–	–	460
Removed from other comprehensive income taken to income	–	–	209
Charged directly to equity	–	–	251
Total Other Comprehensive Income (Loss)	(425)	(654)	582

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	39,834	39,441	35,880

ATTRIBUTABLE TO:
Equity holders of PLDT	39,958	39,142	35,152
Non-controlling interests	(124)	299	728

	39,834	39,441	35,880

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Years Ended December 31, 2010, 2009 and 2008
(in million pesos)

					Equity				Total Equity
				Stock	Portion of				Attributable to
				Options	Convertible	Capital in Excess of		Other Comprehensive	Equity Holders	Non-controlling	Total
	Preferred Stock	Common Stock	Treasury Stock	Issued	Preferred Stock	Par Value	Retained Earnings	Income	of PLDT	Interests	Equity
Balances as at January 1, 2008	4,417	943	–	9	6	67,057	39,576	(895)	111,113	1,398	112,511
Total comprehensive income for the year (Notes 4, 6 and 8):	–	–	–	–	–	–	34,635	517	35,152	728	35,880
Net income for the year (Notes 4 and 8)	–	–	–	–	–	–	34,635	–	34,635	663	35,298
Other comprehensive income (Note 6)	–	–	–	–	–	–	–	517	517	65	582
Cash dividends (Note 19)	–	–	–	–	–	–	(37,034)	–	(37,034)	(398)	(37,432)
Issuance of capital stock – net of conversion (Note 19)	(2)	4	–	–	(6)	1,270	–	–	1,266	–	1,266
Exercised option shares (Note 25)	–	–	–	(3)	–	10	–	–	7	–	7
Acquisition of treasury stocks (Notes 2, 8, 19 and 25)	–	–	(4,973)	–	–	–	–	–	(4,973)	(308)	(5,281)
Business combinations and others (Note 13)	–	–	–	–	–	–	–	–	–	18	18

Balances as at December 31, 2008	4,415	947	(4,973)	6	–	68,337	37,177	(378)	105,531	1,438	106,969

Balances as at January 1, 2009	4,415	947	(4,973)	6	–	68,337	37,177	(378)	105,531	1,438	106,969
Total comprehensive income for the year (Notes 4, 6 and 8):	–	–	–	–	–	–	39,781	(639)	39,142	299	39,441
Net income for the year (Notes 4 and 8)	–	–	–	–	–	–	39,781	–	39,781	314	40,095
Other comprehensive income (Note 6)	–	–	–	–	–	–	–	(639)	(639)	(15)	(654)
Cash dividends (Note 19)	–	–	–	–	–	–	(39,214)	–	(39,214)	(436)	(39,650)
Issuance of capital stock – net of conversion (Note 19)	1	–	–	–	–	11	–	–	12	–	12
Exercised option shares (Note 25)	–	–	–	(6)	–	21	–	–	15	–	15
Acquisition of treasury stocks (Notes 2, 8, 19 and 25)	–	–	(1,432)	–	–	–	–	–	(1,432)	(320)	(1,752)
Business combinations and others (Note 13)	–	–	–	–	–	(5,479)	–	–	(5,479)	(431)	(5,910)

Balances as at December 31, 2009	4,416	947	(6,405)	–	–	62,890	37,744	(1,017)	98,575	550	99,125

Balances as at January 1, 2010	4,416	947	(6,405)	–	–	62,890	37,744	(1,017)	98,575	550	99,125
Total comprehensive income for the year (Notes 4, 6 and 8):	–	–	–	–	–	–	40,217	(259)	39,958	(124)	39,834
Net income for the year (Notes 4 and 8)	–	–	–	–	–	–	40,217	–	40,217	42	40,259
Other comprehensive income (Note 6)	–	–	–	–	–	–	–	(259)	(259)	(166)	(425)
Cash dividends (Note 19)	–	–	–	–	–	–	(41,367)	–	(41,367)	(50)	(41,417)
Issuance of capital stock – net of conversion (Note 19)	3	–	–	–	–	–	–	–	3	–	3
Acquisition of treasury stocks (Notes 2, 8, 19 and 25)	–	–	(100)	–	–	–	–	–	(100)	(6)	(106)
Business combinations and others (Note 13)	–	–	–	–	–	–	–	–	–	(54)	(54)
Balances as at December 31, 2010	4,419	947	(6,505)	–	–	62,890	36,594	(1,276)	97,069	316	97,385

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2010, 2009 and 2008
(in million pesos)

	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax (Note 4)	53,685	54,839	54,491
Adjustments for:
Depreciation and amortization (Notes 3, 4 and 9)	26,277	25,607	24,709
Interest on loans and other related items – net (Notes 4, 5, 9, 20 and 28)	5,471	5,317	5,083
Asset impairment (Notes 3, 4, 5, 9, 10, 14, 16, 17 and 28)	2,438	5,061	4,180
Losses (gains) on derivative financial instruments – net (Notes 4 and 28)	1,741	1,006	(3,812)
Incentive plans (Notes 3, 5 and 25)	1,392	1,833	1,281
Accretion on financial liabilities – net (Notes 5, 20 and 28)	1,177	1,062	956
Amortization of intangible assets (Notes 3 and 14)	388	368	377
Pension benefit costs (Notes 3, 5 and 25)	236	1,306	725
Gains on disposal of property, plant and equipment (Note 9)	(913)	(127)	(534)
Interest income (Notes 4 and 5)	(1,200)	(1,539)	(1,668)
Equity share in net losses (earnings) of associates and joint ventures (Notes 4 and 10)	(1,408)	(2)	176
Foreign exchange losses (gains) – net (Notes 4, 9 and 28)	(1,807)	(909)	6,170
Dividends on preferred stock subject to mandatory redemption (Notes 5 and 8)	–	–	4
Others	(352)	(802)	830

Operating income before changes in assets and liabilities	87,125	93,020	92,968
Decrease (increase) in:
Trade and other receivables	(3,132)	(1,324)	(3,003)
Inventories and supplies	89	(305)	(913)
Prepayments	(146)	(1,333)	(877)
Advances and refundable deposits	(15)	271	(1,338)
Increase (decrease) in:
Accounts payable	6,407	130	5,244
Accrued expenses and other current liabilities	3,722	8,227	2,339
Pension and other employee benefits	(4,603)	(9,071)	(1,125)
Customers’ deposits	57	32	27
Other noncurrent liabilities	50	(46)	1

Net cash generated from operations	89,554	89,601	93,323
Income taxes paid	(12,294)	(15,215)	(15,021)

Net cash provided by operating activities	77,260	74,386	78,302

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from:
Maturity of short-term investments	6,256	9,728	28,476
Disposal of property, plant and equipment (Note 9)	859	932	1,015
Redemption of investment in debt securities	409	4,005	2,676
Disposal of investment properties (Note 12)	89	18	9
Disposal of investments held-for-sale	10	–	–
Disposal of available-for-sale financial assets	–	–	174
Disposal of investment in associates	–	–	3
Interest received	1,165	1,352	1,461
Dividends received	534	360	–
Payments for:
Available-for-sale financial assets	(2)	–	(206)
Acquisition of intangibles (Notes 13 and 14)	(13)	(21)	(69)
Purchase of subsidiaries and non-controlling interests – net of cash acquired (Note 13)	(188)	(8,989)	(743)
Purchase of investment in debt securities (Note 10)	(403)	(3,572)	(3,457)
Short-term investments	(3,114)	(6,838)	(21,072)
Notes receivable	–	(80)	–
Purchase of investments in associates (Note 10)	–	(18,070)	–
Interest paid – capitalized to property, plant and equipment (Notes 4, 5, 9, 20 and 28)	(710)	(691)	(778)
Additions to property, plant and equipment (Notes 4 and 9)	(28,056)	(27,378)	(24,425)
Decrease (increase) in advances and refundable deposits	(119)	112	(78)
Net cash used in investing activities	(23,283)	(49,132)	(17,014)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the Years Ended December 31, 2010, 2009 and 2008
(in million pesos)

	2010	2009	2008
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from availment of long-term debt (Note 20)	7,246	41,989	17,912
Availment of long-term financing for capital expenditures	3,777	7,993	6,614
Proceeds from issuance of capital stock	3	18	8
Payments of obligations under finance lease	(29)	(24)	(474)
Payments for acquisition of treasury shares (Notes 8, 19 and 28)	(106)	(1,752)	(5,281)
Payments of debt issuance costs (Note 20)	(111)	(173)	(149)
Settlements of derivative financial instruments (Note 28)	(1,095)	(1,913)	(2,891)
Payments of notes payable (Note 20)	(2,274)	(270)	(678)
Settlement of long-term financing for capital expenditures	(3,702)	(4,678)	(5,519)
Interest paid – net of capitalized portion (Notes 5, 20 and 28)	(5,580)	(5,239)	(5,167)
Payments of long-term debt (Note 20)	(12,371)	(18,958)	(13,375)
Cash dividends paid (Note 19)	(41,080)	(39,286)	(37,124)
Proceeds from notes payable (Note 20)	–	2,000	660
Net cash used in financing activities	(55,322)	(20,293)	(45,464)

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(296)	(326)	413

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,641)	4,635	16,237
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	38,319	33,684	17,447

CASH AND CASH EQUIVALENTS AT END OF YEAR	36,678	38,319	33,684

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Corporate Information

The Philippine Long Distance Telephone Company, or PLDT, or Parent Company, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership. Under its amended Articles of Incorporation, PLDT’s corporate term is currently limited through 2028. In 1967, effective control of PLDT was sold by the General Telephone and Electronics Corporation, then a major shareholder since PLDT’s incorporation, to a group of Filipino businessmen. In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company, which at that time was the second largest telephone company in the Philippines. In 1998, the First Pacific Company Limited, or First Pacific, through its Philippine and other affiliates, collectively the First Pacific Group, acquired a significant interest in PLDT. On March 24, 2000, NTT Communications Corporation, or NTT Communications, through its wholly-owned subsidiary NTT Communications Capital (UK) Ltd., or NTTC-UK, became PLDT’s strategic partner with approximately 15% economic and voting interest in the issued and outstanding common stock of PLDT at that time. Simultaneous with NTT Communications’ investment in PLDT, the latter acquired 100% of Smart Communications, Inc., or Smart. On March 14, 2006, NTT DoCoMo, Inc., or NTT DoCoMo, acquired from NTT Communications approximately 7% of PLDT’s then outstanding common shares held by NTT Communications with NTT Communications retaining ownership of approximately 7% of PLDT’s common shares. Since March 14, 2006, NTT DoCoMo has made additional purchases of shares of PLDT and together with NTT Communications beneficially owned approximately 21% of PLDT’s outstanding common stock as at December 31, 2010. NTT Communications and NTT DoCoMo are subsidiaries of NTT Holding Company. On February 28, 2007, Metro Pacific Asset Holdings, Inc., a Philippine affiliate of First Pacific, completed the acquisition of an approximately 46% interest in Philippine Telecommunications Investment Corporation, or PTIC, a shareholder of PLDT. This investment in PTIC represents an attributable interest of approximately 6% of the then outstanding common             shares of PLDT and thereby raised First Pacific Group’s beneficial ownership to approximately 28% of PLDT’s outstanding common stock as at that date. First Pacific Group had beneficial ownership of approximately 26% in PLDT’s outstanding common stock as at December 31, 2010.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, or PSE. On October 19, 1994, an American Depositary Receipt, or ADR, facility was established, pursuant to which Citibank N.A., as the depositary, issued ADRs evidencing American Depositary Shares, or ADSs, with each ADS representing one PLDT common share with a par value of Php5 per share. Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as successor depositary for PLDT’s ADR facility. The ADSs are listed on the New York Stock Exchange, or NYSE, in the United States and are traded on the NYSE under the symbol “PHI”. As at December 31, 2010, there were approximately 53 million ADSs outstanding.

PLDT and our Philippine-based fixed line and wireless subsidiaries operate under the jurisdiction of the Philippine National Telecommunications Commission, or NTC, which jurisdiction extends, among other things, to approving major services offered and certain rates charged to customers.

We are the leading telecommunications service provider in the Philippines. Through our principal business segments: wireless, fixed line and information and communications technology – we offer the largest and most diversified range of telecommunications services across the Philippines’ most extensive fiber optic backbone and wireless, fixed line and satellite networks.

Our registered office address is Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.

Our consolidated financial statements as at December 31, 2010 and 2009 and for the three years ended December 31, 2010 were approved and authorized for issuance by the Board of Directors on March 1, 2011, as reviewed and recommended for approval by the Audit Committee.

2.	Summary of Significant Accounting Policies

Basis of Preparation

Our consolidated financial statements have been prepared under the historical cost basis except for derivative financial instruments, available-for-sale financial assets and investment properties that have been measured at fair value.

Our consolidated financial statements are presented in Philippine peso, PLDT’s functional and presentation currency, and all values are rounded to the nearest million except when otherwise indicated.

Basis of Consolidation

Our consolidated financial statements include the financial statements of PLDT and the following subsidiaries (collectively, the “PLDT Group”) as at December 31, 2010 and 2009:

			2	0	1 0	2 0	0 9
	Place of		Percentage of Ownership

Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct		Indirect

Wireless
Smart:	Philippines	Cellular mobile services	100.0	–	100.0		–
Smart Broadband, Inc., or SBI, and Subsidiaries, or SBI Group	Philippines	Internet broadband distribution	–	100.0	–		100.0
Primeworld Digital System, Inc., or PDSI	Philippines	Internet broadband distribution services	–	100.0	–		100.0
I-Contacts Corporation, or I-Contacts	Philippines	Call center services	–	100.0	–		100.0
		Mobile applications development and
Wolfpac Mobile, Inc., or Wolfpac	Philippines	services	–	100.0	–		100.0
Wireless Card, Inc., or WCI	Philippines	Promotion of the sale and/or patronage	–	100.0	–		100.0
		of debit and/or charge cards
Smarthub, Inc., or SHI	Philippines	Software development and sale of	–	100.0	–		100.0
		maintenance and support services
Smart Money Holdings Corporation, or SMHC:	Cayman Islands	Investment company	–	100.0	–		100.0
Smart Money, Inc., or SMI	Cayman Islands	Mobile commerce solutions marketing	–	100.0	–		100.0
Telecoms Solutions, Inc., or TSI	Mauritius	Mobile commerce platforms	–	100.0	–		100.0
Far East Capital Limited and	Cayman Islands	Cost effective offshore financing and	–	100.0	–		100.0
Subsidiary		risk management activities for Smart
PH Communications Holdings	Philippines	Investment company	–	100.0	–		100.0
Corporation, or PHC
Francom Holdings, Inc., or FHI:	Philippines	Investment company	–	100.0	–		100.0
Connectivity Unlimited Resource	Philippines	Cellular mobile services	–	100.0	–		100.0
Enterprise, Inc., or CURE
Chikka Holdings Limited, or Chikka,	British Virgin Islands	Mobile applications development and	–	100.0	–		100.0
and Subsidiaries, or Chikka Group		services; Content provider
PLDT Communications and Energy Ventures, Inc., or PCEV, (formerly known as Pilipino Telephone Corporation, or Piltel) and Subsidiaries, or PCEV Group	Philippines	Investment company	–	99.5	–		99.5
SmartConnect Holdings Pte. Ltd.,	Singapore	Investment company	–	100.0	–		100.0
or SCH:
SmartConnect Global Pte. Ltd.,	Singapore	International trade of satellites and	–	100.0	–		100.0
or SGP		Global System for Mobile Communication,
		or GSM, enabled global
		telecommunications
		Solutions and systems integration
3rd Brand Pte. Ltd., or 3rd Brand	Singapore	services	–	85.0	–		85.0
		Delivery of GSM communication
Blue Ocean Wireless, or BOW	Isle of Man	capability for the maritime sector	–	51.0	–		51.0
Telesat, Inc., or Telesat*	Philippines	Satellite communications services	100.0	–	100.0		–
ACeS Philippines Cellular Satellite	Philippines	Satellite information and messaging	88.5	11.5	88.5		11.5
Corporation, or ACeS Philippines		services
Mabuhay Satellite Corporation,	Philippines	Satellite communications services	67.0	–	67.0		–
or Mabuhay Satellite*
Fixed Line
PLDT Clark Telecom, Inc., or ClarkTel	Philippines	Telecommunications services	100.0	–	100.0		–
PLDT Subic Telecom, Inc., or SubicTel	Philippines	Telecommunications services	100.0	–	100.0		–
PLDT Global Corporation, or PLDT Global, and Subsidiaries, or PLDT Global Group	British Virgin Islands	Telecommunications services	100.0	–	100.0		–
Smart-NTT Multimedia, Inc., or SNMI*	Philippines	Data and network services	100.0	–	100.0		–
PLDT-Philcom, Inc. (formerly known as	Philippines	Telecommunications services	100.0	–	100.0		–
Philcom Corporation), or Philcom, and Subsidiaries, or Philcom Group
PLDT-Maratel, Inc., or Maratel	Philippines	Telecommunications services	97.8	–	97.8		–
Bonifacio Communications Corporation,	Philippines	Telecommunications, infrastructure and	75.0	–	75.0		–
or BCC		related value-added services,
		or VAS

Information and Communications Technology, or ICT
ePLDT, Inc., or ePLDT:	Philippines	Information and communications	100.0	–	100.0		–
		infrastructure for Internet-based
		services, e-commerce, customer
		interaction solutions and IT-related
		services
SPi Technologies, Inc., or SPi, and	Philippines	Knowledge processing solutions	–	100.0	–		100.0
Subsidiaries, or SPi Group
SPi CRM, Inc., or SPi CRM (formerly ePLDT Ventus, Inc.)**	Philippines	Customer interaction solutions	–	100.0	–		100.0
Parlance Systems, Inc., or Parlance**	Philippines	Customer interaction solutions	–	–	–		100.0
Vocativ Systems, Inc., or Vocativ**	Philippines	Customer interaction solutions	–	–	–		100.0
Infocom Technologies, Inc.,	Philippines	Internet access services	–	99.6	–		99.6
or Infocom
BayanTrade, Inc. (formerly	Philippines	Internet-based purchasing, IT	–	93.5	–		93.5
BayanTrade Dotcom, Inc.),		consulting and professional services
or BayanTrade, and Subsidiaries, or BayanTrade Group
Digital Paradise, Inc., or	Philippines	Internet access services	–	75.0	–		75.0
Digital Paradise
Level Up!, Inc., or Level Up!	Philippines	Publisher of online games	–	57.5	–		60.0
netGames, Inc., or netGames	Philippines	Customer interaction solutions	–	57.5	–		60.0

*	Ceased commercial operations

**	On April 8, 2010, SPi CRM, Parlance and Vocativ were merged, with SPi CRM as the surviving entity.

Basis of Consolidation from January 1, 2009

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the PLDT Group obtains control, and continue to be consolidated until the date that such control ceases.

The financial statements of our subsidiaries are prepared for the same reporting period as PLDT. We prepare our consolidated financial statements using uniform accounting policies for like transactions and other events with similar circumstances. All intra-group balances, income and expenses, unrealized gains and losses and dividends resulting from intra-group transactions are eliminated in full.

Non-controlling interest shares in losses even if the losses exceed the non-controlling equity interest in the subsidiary.

A change in the ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction.

If the PLDT Group loses control over a subsidiary, it: (a) derecognizes the assets (including goodwill) and liabilities of the subsidiary; (b) derecognizes the carrying amount of any non-controlling interest; (c) derecognizes the cumulative translation differences recorded in equity; (d) recognizes the fair value of the consideration received; (e) recognizes the fair value of any investment retained; (f) recognizes any surplus or deficit in profit or loss; and (g) reclassifies the parent’s share of components previously recognized in other comprehensive income to profit or loss.

Basis of Consolidation prior to January 1, 2009

In comparison to the above mentioned policies which are applied on a prospective basis, the following differences applied: (a) acquisition of non-controlling interests was accounted for using the parent entity extension method, whereby, the difference between the consideration and the net book value of the proportionate share in the net assets acquired is recognized as goodwill; (b) the non-controlling interest share in the losses incurred by the PLDT Group until the non-controlling equity interest in the subsidiary was reduced to nil and any further excess losses were attributable to the parent, unless the non-controlling interest had a binding obligation to cover these excess losses; and (c) upon loss of control, the PLDT Group accounted for the investment retained at its proportionate share of net asset value at the date the control was lost.

Non-controlling interests represent the equity interests in Philcom subsidiaries namely, Metro Kidapawan Telephone Corp., or MKTC, and Datelco Global Communications, Inc., or DGCI; equity interest in BOW, PCEV, Level Up!, Mabuhay Satellite, 3rd Brand, Maratel, BCC, Digital Paradise, netGames, Chikka, BayanTrade and Infocom not held directly by PLDT or indirectly through one of our subsidiaries.

PCEV’s Share Buyback Program

PCEV’s Board of Directors approved three share buyback programs during its meetings on November 3, 2008, March 2, 2009 and August 3, 2009. For all three programs, the buyback was done through the trading facilities of the PSE via open market purchases, block trades or other modes, subject to compliance with applicable laws, rules and regulations. Number of shares approved for repurchase under the buyback programs were 58 million, 25 million and 61.5 million for the programs approved on November 3, 2008, March 2, 2009 and August 3, 2009, respectively. The program approved on November 3, 2008 was completed in January 2009 at a total cost of Php403 million, while the program approved on March 2, 2009 was completed in March 2009 at a total cost of Php188 million. The program approved on August 3, 2009 is still ongoing and will continue until the number of shares earmarked for the program has been fully repurchased or until such time as PCEV’s Board of Directors determines otherwise. The most recent share buyback program was undertaken to accommodate minority shareholders who may not have had the opportunity to participate in the tender offer of Smart due to various constraints. The maximum price under this program is Php8.50 per share. As at December 31, 2010, approximately 3.6 million shares at a cost of Php29.8 million have been repurchased under the third buyback program.

As at December 31, 2010 and 2009, cumulative shares repurchased under the share buyback programs totaled approximately 86.6 million and 85.8 million at an aggregate cost of Php621 million and Php614 million, respectively, which reduced the amount of non-controlling interest for the same amount.

Corporate Merger of Vocativ, Parlance and SPi CRM

On June 26, 2009, ePLDT’s Board of Directors approved the plan for merger of its wholly-owned subsidiaries, Vocativ and Parlance, as the absorbed entities, and SPi CRM, as the surviving entity. The Articles and Plan of Merger was approved by the Philippine Securities and Exchange Commission, or Philippine SEC, on April 8, 2010. The merger did not have any impact on the consolidated financial statements of PLDT Group.

Reorganization of ePLDT

On July 7, 2010, our Board of Directors approved the reorganization of the ePLDT Group into two business groups: (i) the ICT business group, which provides data center services, internet and online gaming services and business solutions and applications; and (ii) the Business Process Outsourcing, or BPO, business group, which covers customer relationship management or call center operations under SPi CRM; and Content Solutions, Medical Billing and Coding and Medical Transcription services under SPi. The BPO business group will be eventually transferred to PLDT, subject to the finalization of the terms and conditions thereof and the execution of relevant agreements. The reorganization did not have any impact on our consolidated financial statements. See Note 4 – Operating Segment Information.

Statement of Compliance

Our consolidated financial statements have been prepared in conformity with Philippine Financial Reporting Standards, or PFRS.

Changes in Accounting Policies and Disclosures

Our accounting policies are consistent with those of the previous financial year except for the adoption of the following amendments and improvements to existing PFRSs and new interpretation as at January 1, 2010:

•	Amendment to PFRS 2, Share-based Payment – Group Cash-settled Share-based Payment Transactions;

•	Improvements to PFRS 5, Noncurrent Assets Held-for-Sale and Discontinued Operations;

•	Amendment to Philippine Accounting Standards, or PAS 39, Financial Instruments: Recognition and Measurement – Eligible Hedged Items;

•	Philippine Interpretation IFRIC 17, Distributions of Non-Cash Assets to Owners; and

•	Improvements to PFRSs (2009)

The changes introduced by such amendments, improvements and new interpretation are as follows:

Amendment to PFRS 2, Share-based Payment. The amendments clarify how an individual subsidiary in a group should account for the share-based payment arrangements in its own financial statements. It further states that an entity that receives goods or services in a share-based payment arrangement must account for these goods or services no matter which entity in the group settles the transaction, and regardless of whether the transaction is equity-settled or cash-settled. The adoption of this amendment did not have any impact on our financial position or performance.

Improvements to PFRS 5, Noncurrent Assets Held-for-Sale and Discontinued Operations. When a subsidiary is held for sale, all of its assets and liabilities will be classified as held-for-sale under PFRS 5, even when the entity retains a non-controlling interest in the subsidiary after the sale. The amendment was applied prospectively and has no impact on either our financial position nor performance.

Amendment to PAS 39, Financial Instruments: Recognition and Measurement – Eligible Hedged Items. Amendment to PAS 39 addresses the designation of a one-sided risk in a hedged item, and the designation of inflation as a hedged risk or portion in particular situations. The amendment clarifies that an entity is permitted to designate a portion of the fair value changes or cash flow variability of a financial instrument as a hedged item. We have concluded that the amendment had no impact on our financial position or performance as we have not entered into such hedges.

Philippine Interpretation IFRIC 17, Distributions of Non-Cash Assets to Owners. This interpretation provides guidance on non-reciprocal distribution of assets by an entity to its owners acting in their capacity as owners, including distributions of non-cash assets and those giving the shareholders a choice of receiving non-cash assets or cash, provided that: (a) all owners of the same class of equity instruments are treated equally; and (b) the non-cash assets distributed are not ultimately controlled by the same party or parties both before and after the distribution, and as such, excluding transactions under common control. The interpretation had no effect on either our financial position or performance.

Improvements to PFRSs

The Financial Reporting Standards Council, or FRSC, approved during its meeting in May 2009 the adoption of Improvements to International Financial Reporting Standards, or IFRSs, issued by the International Accounting Standards Board, or IASB, in April 2009. Improvements to PFRSs is an omnibus of amendments to standards that deal primarily with a view to remove inconsistencies and clarify wording. There are separate transitional provisions for each standard, all of which were effective beginning January 1, 2010. The adoption of the following amendments resulted in changes to our accounting policies but had no impact on our financial position or performance.

•	PFRS 2, Share-based Payment. The amendment clarifies that the contribution of a business on formation of a joint venture and combinations under common control are not within the scope of PFRS 2, even though they are out of scope of Revised PFRS 3.

•	PFRS 5, Noncurrent Assets Held-for-Sale and Discontinued Operations. The amendment clarifies that the disclosures required in respect of noncurrent assets or disposal groups classified as held for sale or discontinued operations are only those set out in PFRS 5. The disclosure requirements of other PFRSs apply only if specifically required for such noncurrent assets or discontinued operations.

It also clarifies that the general requirements of PAS 1, Presentation of Financial Statements, still apply, particularly paragraphs 15 (to achieve fair presentation) and 125 (sources of estimation and uncertainty).

•	PFRS 8, Operating Segments. The amendment clarifies that segment assets and liabilities need only be reported when those assets and liabilities are included in measures that are used by the chief operating decision maker. As the Group’s chief operating decision maker reviews segment revenues, net income for the year, assets, liabilities, and other segment information of our reportable operating segments, we have continued to disclose this information in Note 4 – Operating Segment Information.

•	PAS 1, Presentation of Financial Statements. The terms of a liability that could result, at anytime, in its settlement by the issuance of equity instruments at the option of the counterparty do not affect its classification.

•	PAS 7, Statement of Cash Flows. The amendment explicitly states that only expenditure that results in a recognized asset can be classified as a cash flow from investing activities. This amendment will impact, among others, the presentation in the statement of cash flows of the contingent consideration on the business combination completed in 2010 upon cash settlement.

•	PAS 17, Leases. The amendment removes the specific guidance on classifying land as lease so that only the general guidance remains.

•	PAS 36, Impairment of Assets. The amendment clarifies that the largest unit permitted for allocating goodwill acquired in a business combination is the operating segment, as defined in PFRS 8, before aggregation for reporting purposes. The amendment had no impact on us as the annual impairment test is performed before aggregation.

•	PAS 38, Intangible Assets. The amendment clarifies that if an intangible asset acquired in a business combination is identifiable only with another intangible asset, the acquirer may recognize the group of intangible assets as a single asset, provided that the individual assets have similar useful lives. It also clarifies that the valuation techniques presented for determining the fair value of intangible assets acquired in a business combination that are not traded in active markets are only examples and are not restrictive on the methods that can be used.

•	PAS 39, Financial Instruments: Recognition and Measurement. The amendment clarifies that a prepayment option is considered closely related to the host contract when the exercise price of a prepayment option reimburses the lender up to the approximate present value of lost interest for the remaining term of the host contract. The amendment also clarifies that the scope exemption for contracts between an acquirer and a vendor in a business combination to buy or sell an acquiree at a future date, applies only to forward binding contracts, and not derivative contracts where some actions by either party has yet to be taken. It also clarifies that gains or losses on cash flow hedges of a forecast transaction that subsequently results in the recognition of a financial instrument or on cash flow hedges of recognized financial instruments should be reclassified in the year that the hedged forecast cash flows affected profit or loss.

•	Philippine Interpretation IFRIC 9, Reassessment of Embedded Derivatives. The improvement clarifies that it does not apply to possible reassessment, at the date of acquisition, of embedded derivatives in contracts acquired in a combination between entities or businesses under common control or in the formation of a joint venture.

•	Philippine Interpretation IFRIC 16, Hedges of a Net Investment in a Foreign Operation. The improvement states that, in a hedge of a net investment in a foreign operation, qualifying hedging instruments may be held by any entity or entities within the group, including the foreign operation itself, as long as the designation, documentation and effectiveness requirements of PAS 39 that relate to a net investment hedge are satisfied.

Significant Accounting Policies

Business Combinations and Goodwill

Business combinations from January 1, 2009

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value, and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer has the option to measure the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred.

When we acquire a business, we assess the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the acquirer’s previously held equity interest in the acquiree is remeasured to fair value as at the acquisition date through profit or loss.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability will be recognized in accordance with PAS 39 either in profit or loss or a charge to other comprehensive income. If the contingent consideration is classified as equity, it shall not be remeasured until it is finally settled within equity.

Goodwill is initially measured at cost being the excess of the consideration transferred over the fair values of net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of our cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Business combinations prior to January 1, 2009

In comparison to the above policies, the following differences applied:

Business combinations were accounted for using purchase method. Transaction costs directly attributable to the acquisition formed part of the acquisition costs. The non-controlling interest was measured at the proportionate share of the acquiree’s identifiable net assets.

Business combination achieved in stages was accounted for as separate steps. Any additional acquisition do not affect previously recognized goodwill.

When we acquire a business, embedded derivatives separated from the host contract by the acquiree are not reassessed on acquisition date unless the business combination resulted in a change in the terms of the contract that significantly modified the cash flows that otherwise would have been required under the contract.

Contingent consideration was recognized if, and only if, we have present obligation, the economic outflow was more likely than not and a reliable estimate was determinable. Subsequent adjustments to the contingent consideration are charged to goodwill except for accretion of interest which is recognized in profit or loss.

Investments in Associates

Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. An associate is an entity in which we have significant influence and which is neither a subsidiary nor a joint venture.

Under the equity method, an investment in an associate is carried in our consolidated statement of financial position at cost plus post acquisition changes in our share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortized nor individually tested for impairment. Our consolidated income statement reflects our share in the financial performance of our associates. Where there has been a change recognized directly in the equity of the associate, we recognize our share in such change and disclose this, when applicable, in our consolidated statement of comprehensive income and changes in equity. Unrealized gains and losses resulting from our transactions with and among our associates are eliminated to the extent of our interest in those associates.

Our share in the profit and losses of our associates is shown on the face of our consolidated income statement. This is the profit or losses attributable to equity holders of the associate and therefore is profit or losses after tax and net of non-controlling interest in the subsidiaries of the associates.

Our reporting dates and that of our associates are identical and our associates’ accounting policies conform to those used by us for like transactions and events in similar circumstances. Where necessary, adjustments are made to bring such accounting policies in line with those of PLDT Group.

After application of the equity method, we determine whether it is necessary to recognize an additional impairment loss on our investments in associates. We determine at the end of each reporting period whether there is any objective evidence that our investment in associate is impaired. If this is the case, we calculate the amount of impairment as the difference between the recoverable amount of our investment in the associate and its carrying value and recognize the amount in our consolidated income statement.

Upon loss of significant influence over the associate, we measure and recognize any retaining investment at its fair value. Any difference between the carrying amounts of our investment in the associate upon loss of significant influence, and the fair value of the remaining investment and proceeds from disposal, is recognized in profit or loss.

Investments in Joint Ventures

Investments in a joint venture that is a jointly controlled entity is accounted for using the equity method of accounting. The financial statements of the joint venture are prepared for the same reporting period as our consolidated financial statements. Where necessary, adjustments are made to bring the accounting policies in line with those of PLDT Group.

Adjustments are made in our consolidated financial statements to eliminate our share of unrealized gains and losses on transactions between PLDT and our jointly controlled entity. The joint venture is carried at equity method until the date on which we cease to have joint control over the jointly controlled entity.

Upon loss of joint control and provided the former jointly controlled entity does not become a subsidiary or associate, we measure and recognize our remaining investment at fair value. Any difference between the carrying amount of the former jointly controlled entity upon loss of joint control, and the fair value of the remaining investment and proceeds from disposal, is recognized in profit or loss. When the remaining investment constitutes significant influence, it is accounted for as investment in an associate.

Foreign Currency Transactions and Translations

Our consolidated financial statements are presented in Philippine peso, which is also the Parent Company’s functional currency. The Philippine peso is the currency of the primary economic environment in which we operate. This is also the currency that mainly influences the revenue from and cost of rendering products and services. Each entity in the PLDT Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

The functional and presentation currency of the entities under PLDT Group (except for SCH, SGP, 3rd Brand, BOW, SMHC, SMI, TSI, Mabuhay Satellite, PLDT Global, SPi and certain of its subsidiaries, certain subsidiaries of Chikka, and certain subsidiaries of BayanTrade) is the Philippine peso.

Transactions in foreign currencies are initially recorded in the functional currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional closing rate of exchange prevailing at the end of the reporting period. All differences are recognized in our consolidated income statement except for foreign exchange differences that qualify as capitalizable borrowing costs for qualifying assets. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the closing rate.

The functional currency of SMHC, SMI, TSI, Mabuhay Satellite, PLDT Global, SPi and certain of its subsidiaries, and certain subsidiaries of Chikka is the U.S. dollar; and Singapore dollar for SCH, SGP, 3rd Brand, BOW, and certain subsidiaries of BayanTrade. As at the reporting date, the assets and liabilities of these subsidiaries are translated into Philippine peso at the rate of exchange prevailing at the end of the reporting period, and income and expenses of these subsidiaries are translated monthly using the weighted average exchange rate for the month. The exchange differences arising on translation are recognized as a separate component of other comprehensive income as cumulative translation adjustments. On disposal of these subsidiaries, the amount of deferred cumulative translation adjustments recognized in other comprehensive income relating to subsidiaries are recognized in our consolidated income statement.

Foreign exchange gains or losses of PLDT and our Philippine-based subsidiaries are treated as taxable income or deductible expenses in the year such exchange gains or losses are realized.

Financial Assets

Initial recognition

Financial assets are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. We determine the classification of financial assets at initial recognition and, where allowed and appropriate, re-evaluate the designation of such assets at each financial year-end.

Financial assets are recognized initially at fair value plus, in the case of financial assets not at fair value through profit or loss, directly attributable transaction costs.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way purchases) are recognized on the trade date, i.e., the date that we commit to purchase or sell the asset.

Our financial assets include cash and cash equivalents, short-term investments, trade and other receivables, quoted and unquoted equity and debt securities, advances and refundable deposits, and derivative financial assets.

Subsequent measurement

The subsequent measurement of financial assets depends on the classification as follows:

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held-for-trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as fair value through profit or loss if they are acquired for the purpose of selling in the near term. Derivative assets, including separated embedded derivatives are also classified as fair value through profit or loss unless they are designated as effective hedging instruments. Financial assets at fair value through profit or loss are carried in our consolidated statement of financial position at fair value with gains or losses recognized in our consolidated income statement under “Gains (losses) on derivative financial instruments – net” for derivative instruments and “Other income” for non-derivative financial assets. Interest earned and dividends received from investment at fair value through profit or loss are recognized in our consolidated income statement under “Interest income” and “Other income”, respectively.

Financial assets may be designated at initial recognition as at fair value through profit or loss if any of the following criteria are met: (i) the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or recognizing gains or losses on them on a different bases; (ii) the assets are part of a group of financial assets which are managed and their performance are evaluated on a fair value basis, in accordance with a documented risk management strategy and information about the company is provided internally on that basis to the entity’s key management personnel; or (iii) the financial assets contain one or more embedded derivatives that would need to be separately recorded.

Derivatives embedded in host contracts are accounted for as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not carried at fair value. These embedded derivatives are measured at fair value with gains or losses arising from changes in fair value recognized in our consolidated income statement. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments and are not quoted in an active market. Such financial assets are carried at amortized cost using the effective interest rate, or EIR, method. This method uses an EIR that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset. Gains and losses are recognized in our consolidated income statement when the loans and receivables are derecognized or impaired, as well as through the amortization process. Interest earned or incurred is recorded in “Interest income” in our consolidated income statement. Assets in this category are included in the current assets except for maturities greater than 12 months after the end of the reporting period, which are classified as noncurrent assets.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when we have the positive intention and ability to hold it to maturity. After initial measurement, held-to-maturity investments are measured at amortized cost using the EIR method. Gains or losses are recognized in our consolidated income statement when the investments are derecognized or impaired, as well as through the amortization process. Interest earned or incurred is recorded in “Interest income” in our consolidated income statement. Assets in this category are included in the current assets except for maturities greater than 12 months after the end of the reporting period, which are classified as noncurrent assets.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified in any of the three preceding categories. They are purchased and held indefinitely and may be sold in response to liquidity requirements or changes in market conditions. After initial measurement, available-for-sale financial assets are measured at fair value with unrealized gains or losses recognized in other comprehensive income account until the investment is derecognized, at which time the cumulative gain or loss recorded in other comprehensive income reserve account is recognized in our consolidated income statement; or determined to be impaired, at which time the cumulative loss recorded in other comprehensive income reserve account is recognized in our consolidated income statement. Interest earned on holding available-for-sale debt securities are included under “Interest income” using the EIR in our consolidated income statement. Dividends earned on holding available-for-sale equity investments are recognized in our consolidated income statement under “Other income” when the right of the payment has been established. These financial assets are included under noncurrent assets unless we intend to dispose of the investment within 12 months of the end of the reporting period.

Financial Liabilities

Initial recognition

Financial liabilities are classified as financial liabilities at fair value through profit or loss, other financial liabilities, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. We determine the classification of our financial liabilities at initial recognition.

Financial liabilities are recognized initially at fair value and in the case of other financial liabilities, inclusive of directly attributable transaction costs.

Our financial liabilities include accounts payable, accrued expenses and other current liabilities, interest-bearing financial liabilities, customers’ deposits, derivative financial liabilities, dividends payable, and accrual for long-term capital expenditures included under “Deferred credits and other noncurrent liabilities” account.

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification as follows:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held-for-trading and financial liabilities designated upon initial recognition at fair value through profit or loss. Financial liabilities are classified as fair value through profit or loss if they are acquired for the purpose of repurchasing in the near term. Derivative liabilities, including separated embedded derivatives are also classified as fair value through profit or loss unless they are designated as effective hedging instruments. Financial liabilities at fair value through profit and loss are carried in our consolidated statement of financial position at fair value with gains or losses recognized in our consolidated income statement under “Gains (losses) on derivative financial instruments – net” for derivative instruments and “Other income” for non-derivative financial liabilities.

Financial liabilities may be designated at initial recognition as at fair value through profit or loss if any of the following criteria are met: (i) the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the liabilities or recognizing gains or losses on them on a different bases; (ii) the liabilities are part of a group of financial liabilities which are managed and their performance are evaluated on a fair value basis, in accordance with a documented risk management strategy and information about the company is provided internally on that basis to the entity’s key management personnel; or (iii) the financial liabilities contain one or more embedded derivatives that would need to be separately recorded.

Other financial liabilities

After initial recognition, other financial liabilities are subsequently measured at amortized cost using the EIR method.

Gains and losses are recognized in our consolidated income statement when the liabilities are derecognized as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are integral part of the EIR. The EIR amortization is included under “Financing costs – net” in our consolidated income statement.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in our consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Fair value of financial instruments

The fair value of financial instruments that are actively traded in organized financial markets is determined by reference to quoted market prices at the close of business at the end of the reporting period. For financial instruments where there is no active market, fair value is determined using valuation techniques. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; discounted cash flow analysis or other valuation models.

Amortized cost of financial instruments

Amortized cost is computed using the EIR method less any allowance for impairment and principal repayment or reduction. The calculation takes into account any premium or discount on acquisition and includes transaction costs and fees that are an integral part of EIR.

“Day 1” difference

Where the transaction price in a non-active market is different from the fair value of other observable current market transactions in the same instrument or based on a valuation technique which variables include only data from observable market, we recognize the difference between the transaction price and fair value (a “Day 1” difference) in our consolidated income statement unless it qualifies for recognition as some other type of asset or liability. In cases where data used are not observable, the difference between the transaction price and model value is only recognized in our consolidated income statement when the inputs become observable or when the instrument is derecognized. For each transaction, we determine the appropriate method of recognizing the “Day 1” difference amount.

Impairment of Financial Assets

We assess at the end of each reporting period whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred “loss event”) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtor or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that the debtor will enter bankruptcy or other financial reorganization and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Financial assets carried at amortized cost

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original EIR. If a financial asset has a variable interest rate, the discount rate for measuring any impairment loss is the current EIR.

For financial assets carried at amortized cost, we first assess whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If we determine that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, we include the asset in a group of financial assets with similar credit risk characteristics and collectively assess them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized under “Asset impairment” in our consolidated income statement. Interest income continues to be accrued on the reduced carrying amount based on the original EIR of the asset. The financial asset together with the associated allowance are written-off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to us. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognized in our consolidated income statement, to the extent that the carrying value of the asset does not exceed its original amortized cost at the reversal date. If a future write-off is later recovered, the recovery is recognized in profit or loss.

Available-for-sale financial assets

For available-for-sale financial assets, we assess at the end of each reporting period whether there is objective evidence that an investment or a group of investments is impaired.

In the case of equity investments classified as available-for-sale financial assets, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income reserve account and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income reserve account is reclassified from other comprehensive income reserve account to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. The amount of the cumulative loss that is reclassified from other comprehensive income account to profit or loss is the difference between the acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss. Impairment losses recognized in profit or loss for an investment in an equity instrument are not reversed in profit or loss. Subsequent increases in the fair value after impairment are recognized directly in other comprehensive income account.

In the case of debt instruments classified as available-for-sale financial assets, impairment is assessed based on the same criteria as financial assets carried at amortized cost. Future interest income is based on the reduced carrying amount and is accrued based on the rate of interest used to discount future cash flows for the purpose of measuring impairment loss. Such accrual is recorded as part of “Interest income” in our consolidated income statement. If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in our consolidated income statement, the impairment loss is reversed in profit or loss.

Derecognition of Financial Assets and Liabilities

Financial assets

A financial asset (or where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when: (1) the rights to receive cash flows from the asset have expired; or (2) we have transferred its rights to receive cash flows from the asset or have assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either: (a) we have transferred substantially all the risks and rewards of the asset; or (b) we have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

When we have transferred the rights to receive cash flows from an asset or have entered into a “pass-through” arrangement, and have neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, a new asset is recognized to the extent of our continuing involvement in the asset.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of the consideration that we could be required to repay.

When continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of our continuing involvement is the amount of the transferred asset that we may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, the extent of our continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or has expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

Derivative Financial Instruments and Hedging

Initial recognition and subsequent measurement

We use derivative financial instruments, such as long-term currency swaps, foreign currency options, forward currency contracts and interest rate swaps, to hedge our risks associated with interest rate and foreign currency fluctuations. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value on derivatives during the year that do not qualify for hedge accounting are taken directly to the “Gains (losses) on derivative financial instruments – net” in our consolidated income statement.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of long-term currency swaps, foreign currency options and interest rate swap contracts is determined using applicable valuation techniques. See Note 28 – Financial Assets and Liabilities.

For the purpose of hedge accounting, hedges are classified as: (1) fair value hedges when hedging the exposure to changes in the fair value of a recognized financial asset or liability or an unrecognized firm commitment (except for foreign-currency risk); or (2) cash flow hedges when hedging exposure to variability in cash flows that is neither attributable to a particular risk associated with a recognized financial asset or liability or a highly probable forecast transaction or the foreign-currency risk in an unrecognized firm commitment; or (3) hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, we formally designate and document the hedge relationship to which we wish to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how we will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an on-going basis to determine that they actually have been highly effective throughout the financial reporting periods for which they are designated. In a situation when that hedged item is a forecast transaction, we assess whether the transaction is highly probable and presents an exposure to variations in cash flows that could ultimately affect our consolidated income statement.

Hedges which meet the strict criteria for hedge accounting are accounted for as follows:

Fair value hedges

The change in the fair value of a hedging derivative is recognized in our consolidated income statement. The change in the fair value of the hedged item attributable to the risk being hedged is recorded as part of the carrying value of the hedged item and is also recognized in our consolidated income statement.

The fair value for financial instruments traded in active markets at the end of the reporting period is based on their quoted market price or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs. When current bid and asking prices are not available, the price of the most recent transaction provides evidence of the current fair value as long as there has not been a significant change in economic circumstances since the time of the transaction. For all other financial instruments not listed in an active market, the fair value is determined by using appropriate valuation techniques. Valuation techniques include net present value techniques, comparison to similar instruments for which market observable prices exist, options pricing models, and other relevant valuation models.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as financial asset or liability with a corresponding gain or loss recognized in our consolidated income statement. The changes in the fair value of the hedging instrument are also recognized in our consolidated income statement.

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized in our statement of comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statement.

Amounts taken to other comprehensive income are transferred to our consolidated income statement when the hedged transaction affects our consolidated income statement, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts taken to other comprehensive income are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction or firm commitment is no longer expected to occur, amounts previously recognized in other comprehensive income are transferred to our consolidated income statement. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognized in other comprehensive income remain in other comprehensive income until the forecast transaction or firm commitment occurs.

Hedges of a net investment in a foreign operation

Hedges of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for in a way similar to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized in other comprehensive income while any gains or losses relating to the ineffective portion are recognized in our consolidated income statement. On disposal of the foreign operation, the cumulative value of any such gains or losses recognized in other comprehensive income is transferred to our consolidated income statement.

Current versus non-current classification

Derivative instruments that are not designated as effective hedging instruments are classified as current or non-current or separated into a current and non-current portion based on an assessment of the facts and circumstances (i.e., the underlying contracted cash flows).

Where the group will hold a derivative as an economic hedge (and does not apply hedge accounting) for a period beyond 12 months after the reporting date, the derivative is classified as non-current (or separated into current and non-current portions) consistent with the classification of the underlying item.

Embedded derivatives that are not closely related to the host contract are classified consistent with the cash flows of the host contract.

Derivative instruments that are designated as, and are effective hedging instruments, are classified consistently with the classification of the underlying hedged item. The derivative instrument is separated into a current portion and a non-current portion only if a reliable allocation can be made.

Property, Plant and Equipment

Property, plant and equipment, except for land, is stated at cost less accumulated depreciation and amortization and any accumulated impairment losses. Cost includes the cost of replacing part of the property, plant and equipment when the cost is incurred, if the recognition criteria are met. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the property, plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in our consolidated income statement as incurred. The present value of the expected cost of the decommissioning of the asset after use is included in the cost of the respective assets if the recognition criteria for a provision are met. Land is stated at cost less any impairment in value.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the year the asset is derecognized.

Depreciation and amortization are calculated on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives used in depreciating our property, plant and equipment are disclosed in Note 9 – Property, Plant and Equipment.

The asset’s residual value, estimated useful life and depreciation and amortization method are reviewed at least at each financial year-end to ensure that the period and method of depreciation and amortization are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Property under construction is stated at cost. This includes cost of construction, plant and equipment, capitalizable borrowing costs and other direct costs. Property under construction is not depreciated until such time that the relevant assets are completed and available for its intended use.

Borrowing Costs

Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Qualifying assets are assets that necessarily takes a substantial period of time to get ready for its intended use or sale. Capitalization of borrowing costs commences when the activities necessary to prepare the asset for intended use are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the asset is available for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recognized. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, as well as exchange differences arising from foreign currency borrowings used to finance these projects, to the extent that they are regarded as an adjustment to interest costs.

All other borrowing costs are expensed as incurred.

Asset Retirement Obligations

We are legally required under various lease agreements to dismantle the installation in leased sites and restore such sites to their original condition at the end of the lease contract term. We recognize the liability measured at the present value of the estimated costs of these obligations and capitalize such costs as part of the balance of the related item of property, plant and equipment. The amount of asset retirement obligations are accreted and such accretion is recognized as interest expense.

Investment Properties

Investment properties are initially measured at cost, including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met and excludes the cost of day-to-day servicing of an investment property. Subsequent to initial recognition, investment properties are stated at fair value, which have been determined based on the latest valuations performed by an independent firm of appraisers. Gains or losses arising from changes in the fair values of investment properties are included in our consolidated income statement in the year in which they arise. Where an entity is unable to determine the fair value of an investment property under construction, but expects to be able to determine its fair value on completion, the investment under construction will be measured at cost until such time that fair value can be determined or construction is completed.

Investment properties are derecognized when they have been disposed of or when the investment property is permanently withdrawn from use and no future benefit is expected from its disposal.

Transfers are made to or from investment property only when there is a change in use. For a transfer from investment property to owner occupied property, the deemed cost for subsequent accounting is the fair value at the date of change in use. If an owner occupied property becomes an investment property, we account for such property in accordance with the policy stated under property, plant and equipment up to the date of change in use. The difference between the carrying amount of the occupied property and its fair value at the date of change is accounted for as revaluation recognized in other comprehensive income.

No assets held under operating lease have been classified as investment properties.

Intangible Assets

Intangible assets acquired separately are measured at cost on initial recognition. The cost of intangible assets acquired from business combinations is initially recognized at fair value on the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment loss. The useful lives of intangible assets are assessed at the individual asset level as having either a finite or indefinite useful life.

Intangible assets with finite lives are amortized over the useful economic life using the straight-line method of accounting and assessed for impairment whenever there is an indication that the intangible assets may be impaired. At a minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in our consolidated income statement.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such intangible assets are not amortized. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset, and are recognized in our consolidated income statement when the asset is derecognized.

Intangible assets created within the business are not capitalized and expenditures are charged against operations in the year in which the expenditures are incurred.

Research and Development Costs

Research costs are expensed as incurred. Development expenditure on an individual project is recognized as an intangible asset when we can demonstrate: (1) the technical feasibility of completing the intangible asset so that it will be available for use or sale; (2) our intention to complete and our ability to use or sell the asset; (3) how the asset will generate future economic benefits; (4) the availability of resources to complete the asset; and (5) the ability to measure reliably the expenditure during development.

Following initial recognition of the development expenditure as an asset, the cost model is applied requiring the asset to be carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. It is amortized over the period of expected future benefit. During the period of development, the asset is tested for impairment annually.

Inventories and Supplies

Inventories and supplies, which include cellular phone units, materials, spare parts, terminal units and accessories, are valued at the lower of cost and net realizable value.

Cost incurred in bringing each items of inventories and supplies to its present location are accounted using the weighted average method. Net realizable value is determined by either estimating the selling price in the ordinary course of the business less the estimated cost to sell or determining the prevailing replacement costs.

Impairment of Non-Financial Assets

Property, plant and equipment

We assess at each reporting period whether there is an indication that an asset may be impaired. If any such indication exists, or when the annual impairment testing for an asset is required, we make an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell or its value in use, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent from those of other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining the fair value less costs to sell, an appropriate valuation model is used. Impairment losses of continuing operations are recognized in our consolidated income statement.

For assets, excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, we make an estimate of the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increase cannot exceed the carrying amount that would have been determined, net of depreciation and amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in our consolidated income statement. After such reversal, the depreciation and amortization charges are adjusted in future years to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining economic useful life.

The following criteria are also applied in assessing impairment of specific assets:

Goodwill

Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of the cash-generating unit, or group of cash-generating units, to which the goodwill relates. Where the recoverable amount of the cash-generating unit, or group of cash-generating units, is less than the carrying amount of the cash-generating unit, or group of cash-generating units, to which goodwill has been allocated, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

If there is incomplete allocation of goodwill acquired in a business combination to cash generating units, or group of cash generating units, an impairment testing of goodwill is only carried out when impairment indicators exist. Where impairment indicators exist, impairment testing of goodwill is performed at a level at which the acquirer can reliably test for impairment.

Intangible assets

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level, as appropriate. We calculate the amount of impairment as being the difference between the recoverable amount of the intangible asset and its carrying amount and recognize the amount of impairment in our consolidated income statement. Impairment losses relating to intangible assets can be reversed in future periods.

Investments in associates and joint ventures

We determine at the end of each reporting period whether there is any objective evidence that our investments in associates and joint ventures are impaired. If this is the case, the amount of impairment is calculated as the difference between the recoverable amount of the investments in associates and joint ventures, and its carrying amount. The amount of impairment loss is recognized in our consolidated income statement.

Investment in Debt Securities

Investment in debt securities are government securities which are carried at amortized cost using the EIR method. Interest earned from these securities is recognized as “Interest income” in our consolidated income statement.

Cash and Cash Equivalents

Cash includes cash on hand and in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from the date of acquisition, and for which there is an insignificant risk of change in value.

Short-term Investments

Short-term investments are money market placements, which are highly liquid with maturities of more than three months but less than one year from the date of acquisition.

Trade and Other Receivables

Trade and other receivables, categorized as loans and receivables, are recognized initially at fair value and subsequently measured at amortized cost using the EIR method, less provision for impairment.

A provision for impairment of trade and other receivables is established when there is objective evidence that we will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original EIR. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in our consolidated income statement.

When a trade and other receivable is uncollectible, it is written-off against the allowance account for trade and other receivables. Subsequent recoveries of amounts previously written-off are recognized as income in our consolidated income statement.

Revenue Recognition

Revenues for services are stated at amounts invoiced to customers, net of value-added tax, or VAT, and overseas communication tax where applicable. We provide wireless communication, fixed line communication, and ICT services to our subscribers and customers. We provide such services to mobile, business, residential and payphone customers. Revenues represent the value of fixed consideration that have been received or are receivable. Revenues are recognized when there is evidence of an arrangement, collectibility is reasonably assured, and the delivery of the product or rendering of service has occurred. In certain circumstances, revenue is split into separately identifiable components based on their relative fair value in order to reflect the substance of the transactions. Where fair value is not directly observable, the total consideration is allocated using an appropriate allocation method. Under certain arrangements where the above criteria are met, but there is uncertainty regarding the outcome of the transaction for which service was rendered, revenue is recognized only to the extent of expenses incurred for rendering the service, and such amount is determined to be recoverable. We do not provide our customers with the right to a refund. The following specific recognition criteria must also be met before revenue is recognized:

Service Revenues

Subscriptions

We provide telephone and data communication services under prepaid and postpaid payment arrangements. Installation and activation related fees and the corresponding costs, not exceeding the activation revenue, are deferred and recognized over the expected average periods of customer relationship for fixed line and cellular services. Postpaid service arrangements include subscription fees, typically fixed monthly fees, which are recognized over the subscription period on a pro-rata basis.

Air time, traffic and VAS

Prepaid service revenues collected in advance are deferred and recognized as revenue based on the earlier of actual usage or upon expiration of the usage period. Interconnection revenues for call termination, call transit, and network usage are recognized in the year the traffic occurs. Revenues related to local, long distance, network-to-network, and international call connection services are recognized when the call is placed or connection is provided, net of amounts payable to other telecommunication carriers for calls terminating in their territories. Revenues related to, products and VAS are recognized upon delivery of the product or service, net of content providers share in revenue.

Knowledge processing solutions and customer interaction solutions

Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to us and the amount of revenue can be measured reliably. Advance customer receipts that have not been recognized as revenue are recorded as advances from customers and presented as a liability in our consolidated statement of financial position. If the fee is not measurable, revenue is not recognized on those arrangements until the customer payment is received. For arrangements requiring specific customer acceptance, revenue recognition is deferred until the earlier of the end of the deemed acceptance period or until a written notice of acceptance is received from the customer. Revenue on services rendered to customers whose ability to pay is in doubt at the time of performance of services is also not recorded. Rather, revenue is recognized from these customers as payment is received.

Incentives

We record insignificant commission expenses based on the number of new subscriber connections initiated by certain dealers. All other cash incentives provided to dealers and customers are recorded as a reduction of revenue. Product-based incentives provided to dealers and customers as part of a transaction are accounted for as multiple element arrangements and recognized when earned.

Our wireless segment operates two loyalty points programmes, one for Smart Money cardholders and another for subscribers of Smart Gold, Smart Buddy and SmartBro. The loyalty programme for Smart Money allows cardholders, upon enrollment, to accumulate points when they use their card for purchases, Smart Load payments, and reloads for Smart’s prepaid cards, SmartBro prepaid Airtime and Smart Money Cash Load. The points for the programme can then be redeemed for airtime or load wallet. On the other hand, the loyalty programme for Smart’s cellular and broadband subscribers allows postpaid subscribers to accumulate points for billed transactions and prepaid subscribers for reloads or top-ups and VAS, and international direct dialing usage and tenure in the network for both postpaid and prepaid subscribers. The points for the loyalty programme for the subscribers can then be redeemed, upon registration, for bill rebates, discounts on cellular phonekit purchases, on-network short messaging services or internet surf time. Redemption for both programmes are subject to a minimum number of points being required. Consideration received is allocated between the services sold and the points issued, with the consideration allocated to the points equal to their fair value. Fair value of the points is determined by applying statistical analysis. The fair value of the points issued are deferred and recognized as revenue when the points are redeemed.

Non-service Revenues

Handset and equipment sales

Sale of cellular handsets and communication equipment are recognized upon delivery to the customer.

Interest income

Interest income is recognized as it accrues on a time proportion basis taking into account the principal amount outstanding and the EIR. The majority of interest income represents interest earned from cash and cash equivalents, short-term investments and investment in debt securities.

Expenses

Expenses are recognized as incurred.

Provisions

We recognize provision when we have present obligation, legal or constructive, as a result of past event, and when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where we expect some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in our consolidated income statement, net of any reimbursements. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense.

Retirement Benefits

Defined benefit pension plans

We have separate and distinct retirement plans for PLDT and majority of our Philippine-based operating subsidiaries, administered by respective Fund’s Trustees, covering permanent employees. Retirement costs are separately determined using the projected unit credit method. This method reflects services rendered by employees to the date of valuation and incorporates assumptions concerning employees’ projected salaries. Retirement costs include current service cost plus amortization of past service cost, experience adjustments and changes in actuarial assumptions. Past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits vest immediately following the introduction of, or changes to, a pension plan, past service cost is recognized immediately. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting period exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains and losses are recognized over the expected average remaining working lives of the employees participating in the plan.

The defined benefit asset or liability comprises the present value of the defined benefit obligation (using a discount rate based on government bonds), less past service cost and actuarial gains and losses not yet recognized, and less the fair value of plan assets out of which the obligations are to be settled directly. Plan assets are assets held by long-term employee benefit fund and are not available to our creditors nor can they be paid directly to us. Fair value is based on market price information and in the case of quoted securities, the published bid price. The value of any defined benefit asset recognized is restricted to the sum of any past service cost and actuarial gains and losses not yet recognized, and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

Defined contribution plans

Smart and I-Contacts record expenses for their contribution to the defined contribution plans when the employee renders service to Smart and I-Contacts, respectively, essentially coinciding with their cash contributions to the plans.

Other Long-Term Employee Benefits

Our liability arising from 2010 to 2012 Long-term Incentive Plan, or 2010 to 2012 LTIP, are determined using the projected unit credit method. Employee benefit costs include current service cost, interest cost, actuarial gains and losses and past service costs. Past service costs and actuarial gains and losses are recognized immediately.

The long-term employee benefit liability comprises the present value of the defined benefit obligation (using a discount rate based on government bonds) at the end of the reporting period.

Share-Based Payment Transactions

Cash-settled transactions

Our 2007 to 2009 LTIP grants share appreciation rights, or SARs, to our eligible key executives and advisors. Under the 2007 to 2009 LTIP, we recognize the services we receive from our eligible key executives and advisors, and our liability to pay for those services, as the eligible key executives and advisors render services during the vesting period. We measure our liability, initially and at each reporting date until settled, at the fair value of the SARs, by applying an option valuation model, taking into account the terms and conditions on which the SARs were granted, and the extent to which the eligible key executives and advisors have rendered service to date. We recognize any changes in fair value at each reporting date until settled in our consolidated income statement for the year.

Leases

The determination of whether an arrangement is, or contains a lease is based on the substance of the arrangement at inception date of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset. A reassessment is made after the inception of the lease only if one of the following applies: (a) there is a change in contractual terms, other than a renewal or extension of the agreement; (b) a renewal option is exercised or extension granted, unless the term of the renewal or extension was initially included in the lease term; (c) there is a change in the determination of whether the fulfillment is dependent on a specified asset; or (d) there is a substantial change to the asset.

Where a reassessment is made, lease accounting shall commence or cease from the date when the change in circumstances gave rise to the reassessment for scenarios (a), (c) or (d) and the date of renewal or extension period for scenario (b).

As a Lessor. Leases where we retain substantially all the risks and benefits of ownership of the asset are classified as operating leases. Any initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same bases as rental income. Rental income is recognized in our consolidated income statement on a straight-line basis over the lease term.

All other leases are classified as finance leases. At the inception of the finance lease, the asset subject to lease agreement is derecognized and lease receivable is recognized. Interest income is accrued over the lease term and lease amortization is accounted for as reduction of lease receivable.

As a Lessee. Leases where the lessor retains substantially all the risks and benefits of ownership of the assets are classified as operating leases. Operating lease payments are recognized as expense in our consolidated income statement on a straight-line basis over the lease term.

All other leases are classified as finance leases. A finance lease gives rise to the recognition of a leased asset and finance lease liability. Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term, if there is no reasonable certainty that we will obtain ownership of the leased asset at the end of the lease term. Interest expense is recognized over the lease term.

Income Taxes

Current income tax

Current income tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted as at the end of the reporting period.

Deferred income tax

Deferred income tax is provided using the balance sheet liability method on all temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences except: (1) when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and (2) with respect to taxable temporary differences associated with investments in subsidiaries, associates and interest in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is possible that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carryforward benefit of unused tax credits from excess minimum corporate income tax, or MCIT, over regular corporate income tax, or RCIT, and unused net operating loss carry over, or NOLCO, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and carryforward benefit of unused tax credits and unused tax losses can be utilized except: (1) when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and (2) with respect to deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will allow the deferred income tax assets to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted as at the end of the reporting period.

Deferred income tax relating to items recognized in other comprehensive income account is included in the statement of comprehensive income and not in our consolidated income statement.

Deferred income tax assets and liabilities are offset, if a legally enforceable right exists to offset deferred income tax assets against deferred income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Contingencies

Contingent liabilities are not recognized in our consolidated financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the consolidated financial statements but are disclosed in the notes to the consolidated financial statements when an inflow of economic benefits is probable.

Events After the End of the Reporting Period

Post quarter-end events that provide additional information about our financial position at the end of the reporting period (adjusting events) are reflected in the consolidated financial statements. Post quarter-end events that are not adjusting events are disclosed in the notes to the consolidated financial statements when material.

Equity

Preferred and common stocks are measured at par value for all shares issued. Incremental costs incurred directly attributable to the issuance of new shares are shown in equity as a deduction from proceeds, net of tax. Proceeds and/or fair value of considerations received in excess of par value are recognized as capital in excess of par value.

Treasury stocks are our own equity instruments which are reacquired and recognized at cost and presented as reduction in equity. No gain or loss is recognized in our consolidated income statement on the purchase, sale, reissuance or cancellation of our own equity instruments. Any difference between the carrying amount and the consideration upon reissuance or cancellation of             shares is recognized as capital in excess of par value.

Change in the ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction and any impact is presented as part of capital in excess of par value.

Retained earnings represent our net accumulated earnings less cumulative dividends declared.

Other comprehensive income comprise items of income and expense, including reclassification adjustments, that are not recognized in profit or loss as required or permitted by other PFRS.

Non-controlling interests represent the equity interests in MKTC, DGCI, BOW, PCEV, Level Up!, Mabuhay Satellite, 3rd Brand, Maratel, BCC, Digital Paradise, netGames, Chikka, BayanTrade and Infocom not held directly by PLDT or indirectly through one of our subsidiaries.

New Accounting Standards and Interpretations to Existing Standards Effective Subsequent to December 31, 2010

We will adopt the following revised standards and interpretations enumerated below which are relevant to us when these become effective. Except as otherwise indicated, we do not expect the adoption of these revised standards and amendments to PFRS to have a significant impact on our consolidated financial statements.

Effective 2011

Revised PAS 24, Related Party Disclosures. The standard has been revised to simplify the identification of related party relationship and re-balance the extent of disclosures of transactions between related parties based on the costs to preparers and the benefits to users in having this information available in consolidated financial statements. Also, the revised standard provides a partial exemption from the disclosure requirements for government-related entities. This amended standard is applied retrospectively and is applicable for annual periods beginning on or after January 1, 2011.

Amendment to PAS 32, Financial Instruments: Presentation — Classification of Rights Issues. The definition of a financial liability in the standard has been amended to classify right issues (and certain options or warrants) as equity instruments if: (a) the rights are given pro rata to all of the existing owners of the same class of an entity’s non-derivative equity instruments, and (b) the instruments are used to acquire fixed number of the entity’s own equity instruments for a fixed amount in any currency. This standard is applied retrospectively and is applicable for annual periods beginning on or after February 1, 2010.

Amendment to IFRIC 14, Prepayments of a Minimum Funding Requirement. The interpretation has been amended to permit an entity to treat the prepayment of a minimum funding requirement as an asset. The amendment should be applied to the beginning of the earliest period presented in the first financial statements in which the entity applied the original interpretation. This amendment is applied retrospectively and is applicable for annual periods beginning on or after January 1, 2011.

Philippine Interpretation IFRIC 19, Extinguishing Financial Liabilities with Equity Instrument. The interpretation clarifies that equity instruments issued to a creditor to extinguish a financial liability are consideration paid. As a result, the financial liability is derecognized and the equity instruments issued are treated as consideration paid to extinguish that financial liability. The interpretation states that equity instruments issued in a debt for equity swap should be measured at the fair value of the equity instruments issued, if this can be determined reliably. If the fair value of the equity instruments issued is not reliably determinable, the equity instruments should be measured by reference to the fair value of the financial liability extinguished as of the date of extinguishment. Any difference between the carrying amount of the financial liability that is extinguished and the fair value of the equity instruments issued is recognized immediately in profit or loss. This amendment is applied retrospectively and is applicable for annual periods beginning on or after July 1, 2010 from the beginning of the earliest comparative period presented.

Improvements to PFRSs

The FRSC approved in its meeting in July 2010 the adoption of Improvements to IFRS issued by the IASB in May 2010. There are separate transitional provisions for each standard which are all effective beginning January 1, 2011.

•	PFRS 3, Business Combinations. The improvements include: (a) clarification that the amendments to PFRS 7, Financial Instruments: Disclosures, PAS 32, Financial Instruments: Presentation, and PAS 39, Financial Instruments: Recognition and Measurement, that eliminate the exemption for contingent consideration, do not apply to contingent consideration that arose from business combinations whose acquisition dates precede the application of PFRS 3 (as revised in 2008); (b) guidance that the choice of measuring non-controlling interests at fair value or at the proportionate share of the acquiree’s net assets applies only to instruments that represent present ownership interests and entitle their holders to a proportionate share of the net assets in the event of liquidation. All other components of non-controlling interest are measured at fair value unless another measurement basis is required by PFRS; and

(c) clarification that the application guidance in PFRS 3 applies to all share-based payment transactions that are part of a business combination, including un-replaced and voluntarily replaced share-based payment awards. These interpretations are applied prospectively.

•	PFRS 7, Financial Instruments. The amendment emphasizes the interaction between quantitative and qualitative disclosures about the nature and extent of risks associated with financial instruments. This interpretation is applied retrospectively.

•	PAS 1, Presentation of Financial Statements. The amendment clarifies that an entity will present an analysis of other comprehensive income for each component of equity, either in the statement of changes in equity or in the notes to the financial statements. This interpretation is applied retrospectively.

•	PAS 27, Consolidated and Separate Financial Statements. The improvement clarifies that the consequential amendments from PAS 27 made to PAS 21, The Effect of Changes in Foreign Exchange Rates, PAS 28, Investments in Associates, and PAS 31, Interests in Joint Ventures, apply prospectively for annual periods beginning on or after July 1, 2009, or earlier when PAS 27 is applied earlier. This interpretation is applied retrospectively.

•	PAS 34, Interim Financial Reporting. The amendment provides guidance on how to apply disclosure principles in PAS 34 and add disclosure requirements around: (a) the circumstances likely to affect fair values of financial instruments and their classification; (b) transfers of financial instruments between different levels of the fair value hierarchy; (c) changes in classification of financial assets; and (d) changes in contingent liabilities and assets. This interpretation is applied retrospectively.

•	Philippine Interpretation IFRIC 13, Customer Loyalty Programmes. The amendment clarifies the meaning of fair value in the context of measuring award credits under customer loyalty programmes.

Effective 2012

Amendments to PFRS 7, Disclosures – Transfers of Financial Assets. The amendments will allow users of financial statements to improve their understanding of transfer transactions of financial assets including understanding the possible effects of any risks that may remain with the entity that transferred the assets. The amendments also require additional disclosures if a disproportionate amount of transfer transactions are undertaken around the end of a reporting period. This standard is applied prospectively and is applicable for annual periods beginning on or after July 1, 2011.

Amendment to PAS 12, Income Taxes – Deferred Income Tax: Recovery of Underlying Assets. The amendment provides a practical solution to the problem of assessing whether recovery of an asset will be through use or sale. It introduces a presumption that recovery of the carrying amount of an asset will normally be through sale. This amendment is effective for annual periods beginning on or after January 1, 2012.

Effective 2013

PFRS 9, Financial Instruments: Classification and Measurement. PFRS 9, as issued in 2010, reflects the first phase of the work on the replacement of PAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in PAS 39. The standard is effective for annual periods beginning on or after January 1, 2013. In subsequent phases, hedge accounting and derecognition will be addressed. The completion of this project is expected in the middle of 2011. The adoption of the first phase of PFRS 9 will have an effect on the classification and measurement of our financial assets. We will quantify the effect to our consolidated financial statements in conjunction with the other phases, when issued, to present a comprehensive picture.

3.	Management’s Use of Judgments, Estimates and Assumptions

The preparation of our consolidated financial statements in conformity with PFRS requires us to make judgments, estimates and assumptions that affect the reported amounts of our revenues, expenses, assets and liabilities and disclosure of contingent liabilities at the reporting date. The uncertainties inherent in these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities affected in the future years.

Judgments

In the process of applying the PLDT Group’s accounting policies, management has made the following judgments, apart from those including estimations and assumptions, which have the most significant effect on the amounts recognized in our consolidated financial statements.

Determination of functional currency

The functional currencies of the entities under the PLDT Group are the currency of the primary economic environment in which each entity operates. It is the currency that mainly influences the revenue from and cost of rendering products and services.

The presentation currency of the PLDT Group is the Philippine peso. Based on the economic substance of the underlying circumstances relevant to the PLDT Group, the functional currency of all entities under PLDT Group is the Philippine peso except for SMHC, SMI, TSI, BOW, Mabuhay Satellite, PLDT Global, SPi and certain of its subsidiaries, and certain subsidiaries of Chikka, which is the U.S. dollar; and Singapore dollar for SCH, SGP, 3rd Brand, and certain subsidiaries of BayanTrade.

Leases

As a lessee, we have various lease agreements in respect of our certain equipment and properties. We evaluate whether significant risks and rewards of ownership of the leased properties are transferred to us (finance lease) or retained by the lessor (operating lease) based on PAS 17 which requires us to make judgments and estimates of transfer of risk and rewards of ownership of the leased properties. Total lease expense arising from operating leases amounted to Php3,970 million, Php4,055 million and Php3,656 million for the years ended December 31, 2010, 2009 and 2008, respectively. Total finance lease obligations as at December 31, 2010 and 2009 amounted to Php43 million and Php64 million, respectively. See Note 20 – Interest-bearing Financial Liabilities, Note 26 – Contractual Obligations and Commercial Commitments and Note 28 – Financial Assets and Liabilities.

Significant influence in Manila Electric Company, or Meralco, on which PCEV has less than 20% ownership

Under PAS 28, Investments in Associates, significant influence must be present and currently exercisable over an investee to account for any interest in that investee as investment in an associate and carried at equity method of accounting. If an investor holds, directly or indirectly, less than 20% of the voting power of the investee, it is presumed that the investor does not have significant influence, unless such influence can be clearly demonstrated.

On March 30, 2010, following the transfer of PCEV’s Meralco shares to Beacon Electric Asset Holdings, Inc., or Beacon, PCEV’s direct ownership in Meralco was reduced to approximately 6% from approximately 20%. Beacon is a jointly controlled entity of PCEV and Metro Pacific Investment Corporation, or MPIC, for the purpose of consolidating the ownership interest of PCEV and MPIC in Meralco. The decrease in PCEV’s direct ownership in Meralco, however, did not result to a change in PCEV’s representation to the Meralco Board of Directors. Prior to the transfer of approximately 14% interest in Meralco to Beacon, PCEV has three out of the 11 Board of Directors seats in Meralco. Based on the Omnibus Agreement, or OA, among PCEV, MPIC and Beacon, both PCEV and MPIC agreed that an equal number of Meralco nominee directors shall be chosen from each list of nominees provided by PCEV and MPIC. If the number of Meralco Nominee Directors for Beacon is an odd number, the remaining one Meralco Nominee Director shall be chosen alternatively first from the list of nominees provided by MPIC and then from the list provided by PCEV. The total Beacon ownership in Meralco entitles it to nominate three Board of Directors seats, two of which are the Chairman of the Board and the President of PCEV. For Meralco Board of Directors, committees and officers, these are jointly nominated from a list of nominees mutually agreed by MPIC and PCEV and vote affirmatively for the appointment of individuals to different Board of Directors committees and officers that Beacon is entitled to under the current MPIC-PCEV shareholders agreement. The Board of Directors members, committees and Meralco officers, which are the operating decision makers of Meralco, are represented by MPIC and PCEV through nominations. On this basis, PCEV has retained significant influence over Meralco, despite having less than 20% ownership interest, by virtue of PCEV’s 6% direct ownership interest together with its indirect interest of about 17.5% through PCEV’s investment in Beacon. See Note 10 – Investments in Associates and Joint Ventures.

Estimates and Assumptions

The key estimates and assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated financial statements within the next financial year are discussed as follows:

Asset impairment

PFRS requires that an impairment review be performed when certain impairment indicators are present. In the case of goodwill, at a minimum, such asset is subject to an annual impairment test and more frequently whenever there is an indication that such asset may be impaired. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires us to make an estimate of the expected future cash flows from the cash-generating unit and to choose a suitable discount rate in order to calculate the present value of those cash flows.

Determining the recoverable amount of property, plant and equipment, investments, intangible assets and other noncurrent assets, requires us to make estimates and assumptions in the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets. Future events could cause us to conclude that property, plant and equipment, investments, intangible assets and other noncurrent assets associated with an acquired business are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and financial performance.

The preparation of estimated future cash flows involves significant estimations and assumptions. While we believe that our assumptions are appropriate and reasonable, significant changes in our assumptions may materially affect our assessment of recoverable values and may lead to future additional impairment charges under PFRS. Total impairment charges (including provision for doubtful account receivables and write-down of inventories and supplies) for the years ended December 31, 2010, 2009 and 2008 amounted to Php2,438 million, Php5,061 million and Php4,180 million, respectively. See Note 4 – Operating Segment Information, Note 5 – Income and Expenses and Note 10 – Investments in Associates and Joint Ventures.

The carrying values of our property, plant and equipment, investments in associates and joint ventures, goodwill and intangible assets, trade and other receivables, inventories and supplies and prepayments are separately disclosed in Notes 9, 10, 14, 16, 17 and 18, respectively.

Estimating useful lives of property, plant and equipment

We estimate the useful lives of our property, plant and equipment based on the periods over which our assets are expected to be available for use. Our estimate of the useful lives of our property, plant and equipment is based on our collective assessment of industry practice, internal technical evaluation and experience with similar assets. The estimated useful lives of our property, plant and equipment are reviewed at least at each financial year-end and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of our assets. It is possible, however, that future results of operations could be materially affected by changes in our estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of our property, plant and equipment would increase our recorded operating expenses and decrease our noncurrent assets.

The total depreciation and amortization of property, plant and equipment amounted to Php26,277 million, Php25,607 million and Php24,709 million for the years ended December 31, 2010, 2009 and 2008, respectively. Total carrying values of property, plant and equipment, net of accumulated depreciation and amortization, amounted to Php163,184 million and Php161,256 million as at December 31, 2010 and 2009, respectively. See Note 4 – Operating Segment Information and Note 9 – Property, Plant and Equipment.

Determining the fair value of investment properties

We have adopted the fair value approach in determining the carrying value of our investment properties. We opted to rely on independent appraisers in determining the fair values of our investment properties, and such fair values were determined based on recent prices of similar properties, with adjustments to reflect any changes in economic conditions since the date of those transactions. The amounts and timing of recorded changes in fair value for any period would differ if we made different judgments and estimates or utilized a different basis for determining fair value. Annual appraisal of investment properties is performed every December 31.

Net gains from fair value adjustments in our investment properties for the years ended December 31, 2010, 2009 and 2008 amounted to Php455 million, Php352 million and Php59 million, respectively. Total carrying values of our investment properties as at December 31, 2010 and 2009 amounted to Php1,560 million and Php1,210 million, respectively. See Note 12 – Investment Properties.

Goodwill and intangible assets

Our consolidated financial statements and financial performance reflect acquired businesses after the completion of the respective acquisition. We account for the acquired businesses using the acquisition method starting January 1, 2009 and purchase method for prior year acquisitions, which both require extensive use of accounting judgments and estimates to allocate the purchase price to the fair market values of the acquiree’s identifiable assets and liabilities and contingent liabilities, if any, at the acquisition date. Thus, the numerous judgments made in estimating the fair market value to be assigned to the acquiree’s assets and liabilities can materially affect our financial performance.

Intangible assets acquired from business combination with finite lives are amortized over the useful economic life using the straight-line method of accounting. At a minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in our consolidated income statement.

The total amortization of intangible assets amounted to Php388 million, Php368 million and Php377 million for the years ended December 31, 2010, 2009 and 2008, respectively. Total carrying values of goodwill and intangible assets as at December 31, 2010 and 2009 amounted to Php11,485 million and Php13,024 million, respectively. See Note 13 – Business Combinations and Acquisition of Non-Controlling Interests and Note 14 – Goodwill and Intangible Assets.

Recognition of deferred income tax assets and liabilities

We review the carrying amounts of deferred income tax assets at the end of each reporting period and reduce these to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. Our assessment on the recognition of deferred income tax assets on deductible temporary differences is based on the level and timing of forecasted taxable income of the subsequent reporting periods. This forecast is based on our past results and future expectations on revenues and expenses as well as future tax planning strategies. However, there is no assurance that we will generate sufficient taxable income to allow all or part of our deferred income tax assets to be utilized. We also review the level of projected gross margin for the use of Optional Standard Deduction, or OSD, and assess the future tax consequences for the recognition of deferred income tax assets and deferred income tax liabilities. Based on Smart’s and Wolfpac’s projected gross margin, they expect to continue using the OSD method in the foreseeable future.

Based on the above assessment, our consolidated unrecognized deferred income tax assets as at December 31, 2010 and 2009 amounted to Php1,477 million and Php1,236 million, respectively. In addition, as at December 31, 2010 and 2009, our unrecognized net deferred income tax assets for items which would not result to future tax benefits when using the OSD method amounted to Php2,805 million and Php3,296 million, respectively. Total consolidated provision for deferred income tax amounted to Php1,198 million, Php656 million and Php2,835 million for the years ended December 31, 2010, 2009 and 2008, respectively. Total consolidated net deferred income tax assets as at December 31, 2010 and 2009 amounted to Php6,110 million and Php7,721 million, respectively, while total consolidated net deferred income tax liabilities as at December 31, 2010 and 2009 amounted to Php1,099 million and Php1,321 million, respectively. See Note 4 – Operating Segment Information and Note 7 – Income Tax.

Estimating allowance for doubtful accounts

If we assessed that there is an objective evidence that an impairment loss has been incurred in our trade and other receivables, we estimate the allowance for doubtful accounts related to our trade and other receivables that are specifically identified as doubtful of collection. The amount of allowance is evaluated by management on the basis of factors that affect the collectibility of the accounts. In these cases, we use judgment based on the best available facts and circumstances, including but not limited to, the length of our relationship with the customer and the customer’s credit status based on third party credit reports and known market factors, to record specific reserves for customers against amounts due in order to reduce our receivables to amounts that we expect to collect. These specific reserves are re-evaluated and adjusted as additional information received affect the amounts estimated.

In addition to specific allowance against individually significant receivables, we also assess a collective impairment allowance against credit exposures of our customer which were grouped based on common credit characteristic, which, although not specifically identified as requiring a specific allowance, have a greater risk of default than when the receivables were originally granted to customers. This collective allowance is based on historical loss experience using various factors, such as historical performance of the customers within the collective group, deterioration in the markets in which the customers operate, and identified structural weaknesses or deterioration in the cash flows of customers.

Total asset impairment provision for trade and other receivables recognized in our consolidated income statements amounted to Php834 million, Php2,335 million and Php1,079 million for the years ended December 31, 2010, 2009 and 2008, respectively. Trade and other receivables, net of asset impairment, amounted to Php16,428 million and Php14,729 million as at December 31, 2010 and 2009, respectively. See Note 4 – Operating Segment Information, Note 5 – Income and Expenses, Note 16 – Trade and Other Receivables and Note 28 – Financial Assets and Liabilities.

Estimating net realizable value of inventories and supplies

We write down the cost of inventories whenever the net realizable value of inventories becomes lower than cost due to damage, physical deterioration, obsolescence, change in price levels or other causes. The lower of cost and net realizable value of inventories is reviewed on a periodic basis. Inventory items identified to be obsolete and unusable are written-off and charged as expense in our consolidated income statement.

Total write-down of inventories and supplies recognized for the years ended December 31, 2010, 2009 and 2008 amounted to Php108 million, Php389 million and Php242 million, respectively. The carrying values of inventories and supplies amounted to Php2,219 million and Php2,165 million as at December 31, 2010 and 2009, respectively. See Note 4 – Operating Segment Information, Note 5 – Income and Expenses and Note 17 – Inventories and Supplies.

Share-based payment transactions

Our 2007 to 2009 LTIP grants SARs to our eligible key executives and advisors. Under the 2007 to 2009 LTIP, we recognize the services we receive from the eligible key executives and advisors, and our liability to pay for those services, as the eligible key executives and advisors render services during the vesting period. We measure our liability, initially and at each reporting date until settled, at the fair value of the SARs, by applying an option valuation model, taking into account the terms and conditions on which the SARs were granted, and the extent to which the eligible key executives and advisors have rendered service to date. We recognize any changes in fair value at each reporting date until settled in our consolidated income statement. The estimates and assumptions are described in Note 25 – Share-based Payments and Employee Benefits and include, among other things, annual stock volatility, risk-free interest rate, dividends yield, the remaining life of options, and the fair value of common stock. While management believes that the estimates and assumptions used are reasonable and appropriate, significant differences in our actual experience or significant changes in the estimates and assumptions may materially affect the stock compensation costs charged to operations. The fair value of the 2007 to 2009 LTIP recognized as expense for the years ended December 31, 2009 and 2008 amounted to Php1,833 million and Php1,281 million, respectively. As at December 31, 2009, outstanding 2007 to 2009 LTIP liability amounted to Php4,582 million, which was paid in full in April 2010 with no remaining liability. See Note 5 – Income and Expenses, Note 23 – Accrued Expenses and Other Current Liabilities and Note 25 – Share-based Payments and Employee Benefits.

Estimation of pension benefit costs and other employee benefits

The cost of defined benefit plans and present value of the pension obligation are determined using projected unit credit method. Actuarial valuation includes making various assumptions which consists, among other things, discount rates, expected rates of return on plan assets, rates of compensation increases and mortality rates. See Note 25 – Share-based Payments and Employee Benefits. Actual results that differ from our assumptions are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceed 10% of the higher of the present value of the defined benefit obligation and the fair value of plan assets at that date. These excess actuarial gains and losses are recognized over the expected average remaining working lives of the employees participating in the plan. Due to complexity of valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in assumptions. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for pension and other retirement obligations. All assumptions are reviewed at year-end.

Total consolidated pension benefit costs amounted to Php236 million, Php1,306 million and Php725 million for the years ended December 31, 2010, 2009 and 2008, respectively. Unrecognized net actuarial gains as at December 31, 2010 amounted to Php479 million and unrecognized net actuarial losses as at December 31, 2009 amounted to Php2,474 million. As at December 31, 2010 and 2009, the prepaid benefit costs amounted to Php5,333 million and Php5,414 million, respectively. The accrued benefit costs amounted to Php415 million and Php359 million as at December 31, 2010 and 2009, respectively. See Note 5 – Income and Expenses, Note 18 – Prepayments and Note 25 – Share-based Payments and Employee Benefits.

The new LTIP, or 2010 to 2012 LTIP, has been presented to and approved by the Executive Compensation Committee, or ECC, and the Board of Directors, and is based on profit targets for the covered Performance Cycle. The cost of 2010 to 2012 LTIP is determined using the projected unit credit method based on prevailing discount rates and profit targets. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for other employee benefits. All assumptions are reviewed on a monthly basis. Total outstanding liability and fair value of 2010 to 2012 LTIP cost as at and for the year ended December 31, 2010 amounted to Php1,392 million. See Note 5 – Income and Expenses and Note 25 – Shared-based Payments and Employee Benefits.

Provision for asset retirement obligations

Provision for asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be made. This requires an estimation of the cost to restore/dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration/dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability. Total provision for asset retirement obligations amounted to Php1,344 million and Php1,204 million as at December 31, 2010 and 2009, respectively. See Note 21 – Deferred Credits and Other Noncurrent Liabilities.

Provision for legal contingencies and tax assessments

We are currently involved in various legal proceedings and tax assessments. Our estimate of the probable costs for the resolution of these claims has been developed in consultation with our counsel handling the defense in these matters and is based upon our analysis of potential results. We currently do not believe these proceedings will have a material adverse effect on our consolidated financial statements. It is possible, however, that future financial performance could be materially affected by changes in our estimates or effectiveness of our strategies relating to these proceedings and assessments. See Note 27 – Provisions and Contingencies.

Revenue recognition

Our revenue recognition policies require us to make use of estimates and assumptions that may affect the reported amounts of our revenues and receivables.

Our agreements with domestic and foreign carriers for inbound and outbound traffic subject to settlements require traffic reconciliations before actual settlement is done, which may not be the actual volume of traffic as measured by us. Initial recognition of revenues is based on our observed traffic adjusted by our normal experience adjustments, which historically are not material to our consolidated financial statements. Differences between the amounts initially recognized and the actual settlements are taken up in the accounts upon reconciliation. However, there is no assurance that use of such estimates will not result in material adjustments in future periods.

Revenues under a multiple element arrangement specifically applicable to our fixed line and wireless businesses are split into separately identifiable components based on their relative fair value in order to reflect the substance of the transaction. Where fair value is not directly observable, the total consideration is allocated using an appropriate allocation method.

Under certain arrangements with our knowledge processing solutions services, if there is uncertainty regarding the outcome of the transaction for which service was rendered, revenue is recognized only to the extent of expenses incurred for rendering the service and such amount is determined to be recoverable.

We recognize our revenues from installation and activation related fees and the corresponding costs over the expected average periods of customer relationship for fixed line and cellular services. We estimate the expected average period of customer relationship based on our most recent churn-rate analysis.

Determination of fair values of financial assets and liabilities

Where the fair value of financial assets and financial liabilities recorded in the consolidated statement of financial position cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Total fair values of financial assets and liabilities as at December 31, 2010 amounted to Php55,538 million and Php167,396 million, respectively, while the total fair values of financial assets and liabilities as at December 31, 2009 amounted to Php58,225 million and Php165,063 million, respectively. See Note 28 – Financial Assets and Liabilities.

4.	Operating Segment Information

Operating segments are components of the PLDT Group that engage in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of PLDT Group), which operating results are regularly reviewed by the chief operating decision maker to make decisions about how resources are to be allocated to each of the segments and to assess their performances, and for which discrete financial information is available.

For management purposes, we are organized into business units based on our products and services and have three reportable operating segments as follows:

•	Wireless – wireless telecommunications services provided through our cellular service providers namely, Smart, PCEV and CURE; SBI, BOW, Airborne Access Corporation and PDSI, our wireless broadband service providers; Wolfpac and Chikka Group, our wireless content operators; and ACeS Philippines, our satellite operator;

•	Fixed Line – fixed line telecommunications services primarily provided by PLDT. We also provide fixed line services through PLDT’s subsidiaries ClarkTel, SubicTel, Philcom, Maratel, SBI, PDSI, BCC and PLDT Global, all of which together account for approximately 4% of our consolidated fixed line subscribers; and

•	ICT – information and communications infrastructure and services for internet applications, internet protocol-based solutions and multimedia content delivery provided by ePLDT and BayanTrade Group; knowledge processing solutions provided by the SPi Group; customer interaction solutions provided by SPi CRM, (on April 8, 2010, SPi CRM, Parlance and Vocativ were merged wherein SPi CRM became the surviving entity); internet access and online gaming services provided by Infocom, Digital Paradise, netGames and Level Up!; and e-commerce, and IT-related services provided by other investees of ePLDT, as discussed in Note 10 – Investments in Associates and Joint Ventures.

On July 7, 2010, our Board of Directors approved the reorganization of the ePLDT Group into two business groups: (i) the ICT business group, which provides data center services, internet and online gaming services and business solutions and applications; and (ii) the BPO business group, which covers customer relationship management or call center operations under SPi CRM; and Content Solutions, Medical Billing and Coding and Medical Transcription services under SPi. The BPO business group will be eventually transferred to PLDT, subject to the finalization of the terms and conditions thereof and the execution of relevant agreements. The reorganization did not have any impact on the consolidated financial statements of the PLDT Group.

Although our Board of Directors already approved the reorganization of ePLDT into two business groups — ICT business group and BPO business group, the actual reorganization has yet to be consummated as at March 1, 2011 and therefore, as at December 31, 2010, the chief operating decision maker continues to view our business activities using the three business units: Wireless, Fixed Line and ICT.

The chief operating decision maker and management monitor the operating results of each business unit separately for purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on net income for the year; earnings before interest, taxes and depreciation and amortization, or EBITDA; EBITDA margin; and core income. Net income for the year is measured consistent with consolidated net income in the consolidated financial statements.

EBITDA is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income.

EBITDA margin pertains to EBITDA divided by service revenues.

Core income for the year is measured as net income attributable to equity holders of PLDT, excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, excluding hedge cost, asset impairment on noncurrent assets, other nonrecurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures.

Transfer prices between operating segments are on an arm’s length basis similar to transactions with third parties. Segment revenues, segment expenses and segment results include transfers between business segments. These transfers are eliminated upon full consolidation.

The segment revenues, net income for the year, assets, liabilities, and other segment information of our reportable operating segments as at and for the years ended December 31, 2010, 2009 and 2008 are as follows:

				Inter-segment
	Wireless	Fixed Line	ICT	Transactions	Consolidated
	(in million pesos)
As at and for the year ended December 31, 2010
Revenues
External customer:	94,343	40,167	9,949	–	144,459
Service revenues (Note 3)	92,986	39,825	9,431	–	142,242
Non-service revenues (Notes 3 and 5)	1,357	342	518	–	2,217
Inter-segment transactions:	844	8,784	1,409	(11,037)	–
Service revenues (Note 3)	844	8,784	1,246	(10,874)	–
Non-service revenues (Notes 3 and 5)	–	–	163	(163)	–

Total revenues	95,187	48,951	11,358	(11,037)	144,459

Results
Depreciation and amortization (Notes 3 and 9)	13,243	12,292	742	–	26,277
Asset impairment (Notes 3, 5, 9, 10, 14, 16, 17, 18 and 28)	824	291	1,323	–	2,438
Financing costs – net (Notes 5, 9, 20 and 28)	2,683	3,856	176	(17)	6,698
Equity share in net earnings of associates and joint ventures (Note 10)	1,221	–	187	–	1,408
Interest income (Note 5)	698	484	35	(17)	1,200
Provision for (benefit from) income tax (Notes 3 and 7)	11,414	2,050	(38)	–	13,426
Net income (loss) for the year / Segment profit (loss) for the year	35,376	5,210	(327)	–	40,259
EBITDA for the year	58,945	22,668	1,723	381	83,717
EBITDA margin for the year	63%	47%	16%	–	59%
Core income for the year	35,418	5,580	1,030	–	42,028

Assets and liabilities
Operating assets	111,852	197,318	15,095	(75,763)	248,502
Investments in associates and joint ventures (Notes 3, 5, 10 and 28)	22,275	–	928	–	23,203
Deferred income tax assets – net (Notes 3, 7 and 28)	41	5,908	161	–	6,110
Consolidated total assets	134,168	203,226	16,184	(75,763)	277,815

Operating liabilities	96,895	104,944	4,435	(26,943)	179,331
Deferred income tax liabilities – net (Notes 3, 7 and 28)	596	22	178	303	1,099

Consolidated total liabilities	97,491	104,966	4,613	(26,640)	180,430

Other segment information
Capital expenditures (including capitalized interest)	16,959	11,057	750	–	28,766
As at and for the year ended December 31, 2009
Revenues
External customer:	96,560	41,318	10,115	–	147,993
Service revenues (Note 3)	94,865	41,085	9,617	–	145,567
Non-service revenues (Notes 3 and 5)	1,695	233	498	–	2,426
Inter-segment transactions:	964	10,055	1,434	(12,453)	–
Service revenues (Note 3)	964	10,055	1,234	(12,253)	–
Non-service revenues (Notes 3 and 5)	–	–	200	(200)	–
Total revenues	97,524	51,373	11,549	(12,453)	147,993

Results
Depreciation and amortization (Notes 3 and 9)	13,237	11,619	751	–	25,607
Asset impairment (Notes 3, 5, 9, 10, 14, 16, 17, 18 and 28)	2,026	2,901	134	–	5,061
Financing costs – net (Notes 5, 9, 20 and 28)	2,619	3,796	171	(30)	6,556
Interest income (Note 5)	1,139	402	28	(30)	1,539
Equity share in net earnings (losses) of associates and joint ventures (Note 10)	(68)	(98)	168	–	2
Provision for (benefit from) income tax (Notes 3 and 7)	12,514	2,258	(28)	–	14,744
Net income for the year / Segment profit for the year	33,727	5,864	504	–	40,095
EBITDA for the year	59,411	25,215	1,330	238	86,194
EBITDA margin for the year	62%	49%	12%	–	59%
Core income for the year	33,026	7,502	613	(3)	41,138

Assets and liabilities
Operating assets	107,880	206,385	16,297	(80,368)	250,194
Investments in associates and joint ventures (Notes 3, 5, 10 and 28)	21,440	–	793	–	22,233
Deferred income tax assets – net (Notes 3, 7 and 28)	187	7,346	188	–	7,721
Total assets	129,507	213,731	17,278	(80,368)	280,148

Operating liabilities	96,194	111,294	4,574	(32,360)	179,702
Deferred income tax liabilities – net (Notes 3, 7 and 28)	640	21	328	332	1,321

Total liabilities	96,834	111,315	4,902	(32,028)	181,023

Other segment information
Capital expenditures (including capitalized interest)	16,281	11,059	729	–	28,069

As at and for the year ended December 31, 2008
Revenues
External customer:	95,110	40,736	9,736	–	145,582
Service revenues	93,106	40,316	9,451	–	142,873
Non-service revenues (Note 5)	2,004	420	285	–	2,709
Inter-segment transactions:	487	8,950	1,247	(10,684)	–
Service revenues	487	8,950	966	(10,403)	–
Non-service revenues	–	–	281	(281)	–

Total revenues	95,597	49,686	10,983	(10,684)	145,582

Results
Depreciation and amortization (Notes 3 and 9)	11,975	11,901	833	–	24,709
Asset impairment (Notes 3, 5, 9, 10, 14, 16, 17, 18 and 28)	1,006	888	2,286	–	4,180
Provisions (Notes 3, 26 and 27)	897	1	–	–	898
Interest income (Note 5)	1,197	448	22	1	1,668
Equity share in net earnings (losses) of associates and joint ventures (Note 10)	(119)	(74)	17	–	(176)
Financing costs – net (Notes 5, 9, 20 and 28)	2,029	3,903	172	–	6,104
Provision for (benefit from) income tax (Notes 3 and 7)	16,035	3,257	(99)	–	19,193
Net income (loss) for the year / Segment profit (loss) for the year	29,333	8,220	(2,186)	(69)	35,298
EBITDA for the year	60,712	25,854	1,056	119	87,741
EBITDA margin for the year	65%	52%	10%	–	61%
Core income for the year	30,080	7,925	138	(64)	38,079

Assets and liabilities
Operating assets	112,162	189,377	15,963	(75,723)	241,779
Investments in associates and joint ventures (Notes 3, 5, 10 and 28)	531	–	643	–	1,174
Deferred income tax assets – net (Notes 3, 7 and 28)	251	9,131	223	–	9,605

Total assets	112,944	198,508	16,829	(75,723)	252,558

Operating liabilities	67,656	89,636	4,222	(17,213)	144,301
Deferred income tax liabilities – net (Notes 3, 7 and 28)	911	–	377	–	1,288

Total liabilities	68,567	89,636	4,599	(17,213)	145,589

Other segment information
Capital expenditures (including capitalized interest)	16,728	7,651	824	–	25,203

The following table shows the reconciliation of our consolidated EBITDA to the consolidated net income for the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008
	(in million pesos)
Consolidated EBITDA	83,717	86,194	87,741
Amortization of intangible assets (Notes 3 and 14)	(388)	(368)	(377)
Depreciation and amortization (Notes 3 and 9)	(26,277)	(25,607)	(24,709)
Asset impairment:
Investments in associates and joint ventures (Notes 3, 5 and 10)	(78)	–	(282)
Property, plant and equipment (Notes 3, 5 and 9)	(120)	(634)	(104)
Goodwill and intangible assets (Notes 3, 5 and 14)	(1,243)	(379)	(2,450)
Prepayments and others (Notes 3, 5 and 18)	(55)	(1,324)	(23)
Consolidated operating profit for the year	55,556	57,882	59,796
Foreign exchange gains (losses) – net (Notes 9 and 28)	1,807	909	(6,170)
Equity share in net earnings (losses) of associates and joint ventures (Note 10)	1,408	2	(176)
Interest income (Note 5)	1,200	1,539	1,668
Gains (losses) on derivative financial instruments – net (Note 28)	(1,741)	(1,006)	3,812
Financing costs – net (Notes 5, 9, 20 and 28)	(6,698)	(6,556)	(6,104)
Other income	2,153	2,069	1,665

Consolidated income before income tax	53,685	54,839	54,491
Provision for income tax (Notes 3 and 7)	13,426	14,744	19,193

Consolidated net income for the year	40,259	40,095	35,298

The following table shows the reconciliation of our consolidated core income to our consolidated net income for the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008
	(in million pesos)
Consolidated core income for the year	42,028	41,138	38,079
Foreign exchange gains (losses) – net (Notes 9 and 28)	1,819	908	(6,170)
Core income adjustment on equity share in net earnings of associates and joint ventures	(699)	(517)	–
Gains (losses) on derivative financial instruments – net, excluding hedge cost (Note 28)	(1,307)	(407)	4,631
Asset impairment on noncurrent assets (Notes 3, 5, 9, 10, 14 and 18)	(1,492)	(1,948)	(2,486)
Net tax effect of aforementioned adjustments	(132)	607	581
Net income for the year attributable to equity holders of PLDT (Notes 6 and 8)	40,217	39,781	34,635
Net income for the year attributable to non-controlling interests	42	314	663

Consolidated net income for the year	40,259	40,095	35,298

The following table presents our revenues from external customers by category of products and services for the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008
	(in million pesos)
Wireless services
Service revenues:
Cellular	85,555	87,829	87,410
Broadband	6,286	5,383	4,327
Satellite and others	1,145	1,653	1,369

	92,986	94,865	93,106
Non-service revenues:
Sale of cellular handsets, cellular subscriber identity module, or SIM,-packs and broadband data modems	1,357	1,695	2,004

Total wireless revenues	94,343	96,560	95,110

Fixed line services
Services revenues:
Local exchange	15,205	15,530	15,794
International long distance	5,217	6,250	7,044
National long distance	4,651	6,239	6,143
Data and other network	14,448	12,585	10,864
Miscellaneous	304	481	471

	39,825	41,085	40,316
Non-service revenues:
Sale of computers	342	233	420

Total fixed line revenues	40,167	41,318	40,736

ICT services
Service revenues:
Knowledge processing solutions	5,289	5,215	5,272
Customer interaction solutions	2,284	2,676	2,922
Internet and online gaming	1,027	1,079	945
Data center and others	831	647	312

	9,431	9,617	9,451
Non-service revenues:
Point-product-sales	518	498	285

Total ICT revenues	9,949	10,115	9,736

Total products and services from external customers	144,459	147,993	145,582

Disclosure of the geographical distribution of our revenues from external customers and the geographical location of our total assets are not provided since the majority of our consolidated revenues are derived from our operations within the Philippines.

In each of the years ended December 31, 2010, 2009 and 2008, no revenue transactions with a single external customer accounted for 10% or more of our consolidated revenues from external customers.

5.	Income and Expenses

Non-service Revenues

Non-service revenues for the years ended December 31, 2010, 2009 and 2008 consists of the following:

	2010	2009	2008
	(in million pesos)
Sale of computers, cellular handsets, cellular SIM-packs and broadband data modems	1,699	1,928	2,424
Point-product-sales	518	498	285

(Note 4)	2,217	2,426	2,709

Compensation and Employee Benefits

Compensation and employee benefits for the years ended December 31, 2010, 2009 and 2008 consists of the following:

	2010	2009	2008
	(in million pesos)
Salaries and other employee benefits	20,259	19,468	18,286
Manpower rightsizing program, or MRP	2,183	493	417
Incentive plans (Notes 3 and 25)	1,392	1,833	1,281
Pension benefit costs (Notes 3 and 25)	236	1,306	725
	24,070	23,100	20,709

Over the past years, we have been implementing MRP in line with our continuing effort to reduce the cost base of our businesses. The total MRP cost charged to operations for the years ended December 31, 2010, 2009 and 2008 amounted to Php2,183 million, Php493 million and Php417 million, respectively. The decision to implement the MRP was anchored on the challenges faced by our businesses as significant changes in technology, increasing competition, and shifting market preferences have reshaped the future of our businesses. The MRP is being implemented in compliance with the Labor Code of the Philippines and all other relevant labor laws and regulations in the Philippines.

Cost of Sales

Cost of sales for the years ended December 31, 2010, 2009 and 2008 consists of the following:

	2010	2009	2008
	(in million pesos)
Cost of computers, cellular handsets, cellular SIM-packs sold and broadband data modems	4,061	4,690	4,573
Cost of point-product-sales	588	584	511
Cost of satellite air time and terminal units (Notes 24 and 26)	122	158	168

	4,771	5,432	5,252

Asset Impairment

Asset impairment for the years ended December 31, 2010, 2009 and 2008 consists of the following:

	2010	2009	2008
	(in million pesos)
Goodwill and intangible assets (Notes 3 and 14)	1,243	379	2,450
Trade and other receivables (Notes 3 and 16)	834	2,335	1,079
Property, plant and equipment (Notes 3 and 9)	120	634	104
Inventories and supplies (Notes 3 and 17)	108	389	242
Investments in associates and joint ventures (Notes 3 and 10)	78	–	282
Prepayments and others (Notes 3 and 18)	55	1,324	23
(Note 4)	2,438	5,061	4,180

Interest Income

Interest income for the years ended December 31, 2010, 2009 and 2008 consists of the following:

	2010	2009	2008
	(in million pesos)
Interest income on other loans and receivables	1,134	1,406	1,545
Interest income on fair value through profit or loss	37	86	58
Interest income on held-to-maturity investments	29	47	65
(Note 4)	1,200	1,539	1,668

Financing Costs – net

Financing costs – net for the years ended December 31, 2010, 2009 and 2008 consists of the following:

	2010	2009	2008
	(in million pesos)
Interest on loans and other related items (Notes 4, 20 and 28)	6,181	6,008	5,861
Accretion on financial liabilities – net (Notes 20, 21 and 28)	1,177	1,062	956
Financing charges	50	177	61
Capitalized interest (Notes 4 and 9)	(710)	(691)	(778)
Dividends on preferred stock subject to mandatory redemption (Note 8)	–	–	4
(Note 4)	6,698	6,556	6,104

Interest expense for short-term borrowings for the years ended December 31, 2010, 2009 and 2008 amounted to Php5 million, Php21 million and Php28 million, respectively.

6.	Other Comprehensive Income

The movements of other comprehensive income under equity of our consolidated statements of financial position for the years ended December 31, 2010, 2009 and 2008 are as follows:

	Foreign	Net		Revaluation	Total other
	currency	gains and losses on	Net transactions on	increment on	comprehensive
	translation	available-for-sale	cash flow hedges –	investment	income attributable		Total other
	differences of	financial assets –	net	properties – net of	to equity holders	Non-controlling	comprehensive
	subsidiaries	net of tax	of tax	tax	of PLDT	interests	income
	(in million pesos)
Balances as at January 1, 2008	(1,827)	33	899	–	(895)	115	(780)
Other comprehensive income for the year	1,425	(9)	(899)	–	517	65	582

Balances as at December 31, 2008	(402)	24	–	–	(378)	180	(198)

Balances as at January 1, 2009	(402)	24	–	–	(378)	180	(198)
Other comprehensive income for the year	(642)	3	–	–	(639)	(15)	(654)

Balances as at December 31, 2009	(1,044)	27	–	–	(1,017)	165	(852)

Balances as at January 1, 2010	(1,044)	27	–	–	(1,017)	165	(852)
Other comprehensive income for the year	(595)	22	–	314	(259)	(166)	(425)

Balances as at December 31, 2010	(1,639)	49	–	314	(1,276)	(1)	(1,277)

Revaluation increment on investment properties pertain to the difference between the carrying value and fair value of property, plant and equipment reclassified to investment property at the time of change in classification.

7.	Income Tax

Corporate Income Tax

The components of consolidated net deferred income tax assets (liabilities) recognized in our consolidated statements of financial position as at December 31, 2010 and 2009 are as follows:

	2010	2009
	(in million pesos)
Net deferred income tax assets (Notes 3 and 4)	6,110	7,721
Net deferred income tax liabilities (Notes 3 and 4)	(1,099)	(1,321)

The components of our consolidated net deferred income tax assets (liabilities) as at December 31, 2010 and 2009 are as follows:

	2010	2009
	(in million pesos)
Net deferred income tax assets:
Unearned revenues	2,586	3,412
Unamortized past service pension costs	2,548	2,974
Accumulated provision for doubtful accounts	2,488	2,708
Derivative financial instruments	1,028	825
Unrealized foreign exchange losses	924	1,291
MCIT	446	21
Provision for impaired assets	379	767
Accumulated write-down of inventories to net realizable values	289	293
NOLCO	119	44
Asset impairment	27	24
Capitalized taxes and duties – net of amortization	(186)	(246)
Capitalized foreign exchange differential – net of depreciation	(363)	(495)
Pension and other employee benefits	(1,361)	(891)
Undepreciated capitalized interest charges	(2,685)	(2,976)
Others	(129)	(30)

	6,110	7,721

Net deferred income tax liabilities:
Unearned revenues	668	1,047
Pension and other employee benefits	35	100
Fair value adjustment on fixed assets	(303)	(332)
Undepreciated capitalized interest charges	(304)	(536)
Intangible assets and fair value adjustments on assets acquired – net of amortization	(423)	(478)
Unrealized foreign exchange gains	(707)	(879)
Others	(65)	(243)

	(1,099)	(1,321)

Movements of our consolidated net deferred income tax assets (liabilities) for the years ended December 31, 2010 and 2009 are as follows:

	2010	2009
	(in million pesos)
Net deferred income tax assets – balance at beginning of year (Notes 3, 4 and 28)	7,721	9,605
Net deferred income tax liabilities – balance at beginning of year (Notes 3, 4 and 28)	(1,321)	(1,288)

Net balance at beginning of year	6,400	8,317
Provision for deferred income tax (Note 3)	(1,198)	(656)
Movement charged directly to equity	(139)	–
Business combinations (Note 13)	–	(349)
Excess MCIT deducted against RCIT due	–	(766)
Others	(52)	(146)

Net balance at end of year	5,011	6,400

Net deferred income tax assets – balance at end of year (Notes 3, 4 and 28)	6,110	7,721
Net deferred income tax liabilities – balance at end of year (Notes 3, 4 and 28)	(1,099)	(1,321)

The analysis of our consolidated net deferred income tax assets as at December 31, 2010 and 2009 are as follows:

	2010	2009
	(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after 12 months	8,789	9,565
Deferred income tax assets to be recovered within 12 months	2,222	3,605

	11,011	13,170

Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	(4,240)	(4,793)
Deferred income tax liabilities to be settled within 12 months	(661)	(656)

	(4,901)	(5,449)

Net deferred income tax assets (Notes 3, 4 and 28)	6,110	7,721

The analysis of our consolidated net deferred income tax liabilities as at December 31, 2010 and 2009 are as follows:

	2010	2009
	(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after 12 months	690	1,161
Deferred income tax assets to be recovered within 12 months	72	20

	762	1,181

Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	(1,746)	(2,289)
Deferred income tax liabilities to be settled within 12 months	(115)	(213)

	(1,861)	(2,502)

Net deferred income tax liabilities (Notes 3, 4 and 28)	(1,099)	(1,321)

Provision for corporate income tax for the years ended December 31, 2010, 2009 and 2008 consists of:

	2010	2009	2008
	(in million pesos)
Current	12,228	14,088	16,358
Deferred (Note 3)	1,198	656	2,835

	13,426	14,744	19,193

The reconciliation between the provision for income tax at the applicable statutory tax rates and the actual provision for corporate income tax for the years ended December 31, 2010, 2009 and 2008 are as follows:

	2010	2009	2008
	(in million pesos)
Provision for income tax at the applicable statutory tax rates	16,105	16,452	19,072
Tax effects of:
Losses (income) subject to lower tax rate	450	(443)	1,425
Non-deductible expenses	442	201	724
Income not subject to income tax	(324)	(1,483)	(846)
Income subject to final tax	(404)	(502)	(616)
Equity share in net losses (earnings) of associates and joint ventures	(423)	(1)	62
Net movement in unrecognized deferred income tax assets and other adjustments	(661)	3,830	(576)
Difference between OSD and itemized deductions	(1,759)	(3,310)	–
Others	–	–	(52)
Actual provision for corporate income tax	13,426	14,744	19,193

The RCIT rate for domestic corporations and both resident and non-resident foreign corporations in the Philippines increased from 32% to 35% effective November 1, 2005 and was reduced to 30% effective January 1, 2009.

On December 18, 2008, the Bureau of Internal Revenue, or BIR, issued Revenue Regulations No. 16-2008 which implemented the provisions of Republic Act 9504, or R.A. 9504 on OSD. Under the OSD method in computing taxable income, corporations may elect a standard deduction in an amount equivalent to 40% of gross income, as provided by law, in lieu of the itemized allowed deductions.

For the year ended December 31, 2010, Smart and Wolfpac opted to use OSD in computing their taxable income. For the year ended December 31, 2009, Smart, PCEV, SHI and Wolfpac availed of the OSD in computing their taxable income.

Smart and Wolfpac will continue to avail themselves of the OSD method in the foreseeable future. The availment of OSD method affected their recognition of deferred income tax assets and liabilities. Deferred income tax assets and liabilities, for which the related income and expense are not considered in determining gross income for income tax purposes, are not recognized. This is because the manner by which they will recover or settle the underlying assets and liabilities would not result to any future tax consequence under OSD. Meanwhile, deferred income tax assets and liabilities, for which the related income and expense are considered in determining gross income for income tax purposes, are recognized only to the extent of their future tax consequence under the OSD method. Hence, the tax base of these deferred income tax assets and liabilities are reduced by the 40% allowable deduction provided for under the OSD method. Accordingly, as at December 31, 2010 and 2009, the deferred income tax assets and liabilities that were not recognized due to OSD amounted to Php2,805 million and Php3,296 million, respectively. See Note 3 – Management’s Use of Judgments, Estimates and Assumptions.

The breakdown of our consolidated deductible temporary differences, carry forward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO (excluding those not recognized due to the adoption of OSD) for which no deferred income tax assets were recognized and the equivalent amount of unrecognized deferred income tax assets as at December 31, 2010 and 2009 are as follows:

	2010	2009
	(in million pesos)
NOLCO	2,292	2,341
Accumulated provision for doubtful accounts	1,257	894
Unearned revenues	712	188
Provisions for other assets	170	163
Accumulated write-down of inventories to net realizable values	155	261
Fixed asset impairment	112	111
Pension and other employee benefits	60	44
MCIT	36	19
Unrealized foreign exchange losses	29	33
Derivative financial instruments	11	19
Operating lease and others	6	3
	4,840	4,076

Unrecognized deferred income tax assets (Note 3)	1,477	1,236

Our consolidated deferred income tax assets have been recorded to the extent that such consolidated deferred income tax assets are expected to be utilized against sufficient future taxable profit. Deferred income tax assets related to the preceding table were not recognized as we believe that future taxable profit will not be sufficient to realize these deductible temporary differences and carry forward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO in the future.

The breakdown of our consolidated excess MCIT and NOLCO as at December 31, 2010 is as follows:

Date Incurred	Expiry Date	MCIT	NOLCO
		(in million pesos)
December 31, 2008	December 31, 2011	5	622
December 31, 2009	December 31, 2012	10	970
December 31, 2010	December 31, 2013	467	1,096

		482	2,688

Consolidated tax benefits		482	806
Consolidated unrecognized deferred income tax assets		(36)	(687)

Consolidated recognized deferred income tax assets		446	119

The excess MCIT totaling Php482 million can be deducted against future RCIT due. The excess MCIT that was deducted against RCIT due for the years ended December 31, 2010, 2009 and 2008 amounted to Php3 million, Php766 million and Php857 million, respectively. The amount of expired portion of excess MCIT for the year ended December 31, 2010, 2009 and 2008 amounted to Php5 million, Php3 million and Php2 million, respectively.

NOLCO totaling Php2,688 million as at December 31, 2010 can be claimed as deduction against future taxable income. The NOLCO that was claimed as deduction against taxable income for the years ended December 31, 2010, 2009 and 2008 amounted to Php445 million, Php56 million and Php17,710 million, respectively. The amount of expired portion of NOLCO for the years ended December 31, 2010, 2009 and 2008 amounted to Php95 million, Php462 million and Php140 million, respectively.

Registration with Subic Bay Freeport and Clark Special Economic Zone

Mabuhay Satellite and SubicTel are registered as Subic Bay Freeport Enterprises, while ClarkTel is registered as a Clark Special Economic Zone Enterprise under Republic Act No. 7227, or R.A. 7227, otherwise known as the Bases Conversion and Development Act of 1992. As registrants, Mabuhay Satellite, SubicTel and ClarkTel are entitled to all the rights, privileges and benefits established thereunder including tax and duty-free importation of capital equipment and a special income tax rate of 5% of gross income, as defined in R.A. 7227.

With the transfer of Mabuhay Satellite’s leasehold rights over the parcel of land where its satellite facility within the Subic Bay Freeport Zone is located as discussed on Note 9 – Property, Plant and Equipment, the registration of Mabuhay Satellite as a Subic Bay Freeport Enterprise was cancelled on July 1, 2010. Mabuhay Satellite is now subject to 30% RCIT on taxable income or 2% MCIT on total gross income, whichever is higher.

Registration with Philippine Economic Zone Authority, or PEZA

SPi is registered as an ecozone information technology enterprise to provide IT enabled services with emphasis on the creation of electronic discovery, presentation of content in electronic information formats, data analysis, capture, abstracting and data processing, design, development and implementation of healthcare documentation solutions.

SPi CRM is registered as an ecozone export enterprise to develop and operate a customer interaction solutions that serves local and overseas clients by providing customer relationship management services.

As registered PEZA enterprises, SPi and SPi CRM are entitled to certain tax and non-tax incentives which include, among other things, tax and duty-free importations, exemption from local tax and is liable for a final tax, in lieu of all taxes, of 5% gross income less allowable deductions as defined under R.A. 7916. The 5% final tax must be paid and remitted in accordance with the amendments contained in R.A. 8748, as follows: (a) 3% to the National Government; and (b) 2% which will be directly remitted by the business establishments to the Treasurer’s Office of the Municipality or City where the enterprise is located.

Parlance, which is now merged into SPi CRM, was previously registered with the Board of Investments, or BOI, and became entitled to the same tax incentive provided to SPi CRM as set out earlier. Parlance’s ITH incentive under BOI expired on May 31, 2010 and its registration with PEZA was approved on April 30, 2010.

Two of its facilities (SPi CRM Iloilo and SPi CRM Pasig) will continue to enjoy ITH incentive as a BOI registered entity in PEZA registered locations. ITH incentive commenced in March 2005 up to February 2011 and August 2006 up to July 2012 for SPi CRM Iloilo and SPi CRM Pasig, respectively. In relation to this, they are required to comply with specific terms and conditions stated in their PEZA Supplemental Agreement.

The registration with PEZA for the operations of SPi CRM in Dumaguete is still in progress and therefore it is subject to the regular corporate income tax. However, the Local Investment Board of Dumaguete City had issued a Certificate of Registration and Eligibiilty which granted SPi CRM the exemption to pay local business taxes and basic real property taxes on improvements for the period from November 2010 to October 2013.

SHI was registered with the PEZA as an Ecozone information technology enterprise on a non-pioneer status last July 31, 2009. Under the terms of registration, SHI is entitled to certain tax and non-tax incentives which include, among other things, an income tax holiday, or ITH, for four years starting June 2009.

Chikka Philippines, Inc., or CPI, was registered with the PEZA as an Ecozone information technology enterprise on a non-pioneer status last July 28, 2005. Under the terms of registration, CPI was entitled to certain tax and non-tax incentives which include, among other things, an ITH for four years from July 2005 to July 2009. After the lapse of the ITH, CPI is now subject to 5% special tax on gross revenue, net of certain deductions specifically provided for by the Act, in lieu of all national and local taxes, except real property taxes imposed by the local government. Income derived from non-registered activities is subject to 30% RCIT on taxable income or 2% MCIT on total gross income, whichever is higher.

Registration with BOI

On January 3, 2007, the BOI approved ePLDT’s application for pioneer status as a new IT service firm in the field of services related to Internet Data Center for its new data center facility. ePLDT was granted a six-year ITH for its new data center facility from January 2007.

Level Up! was originally registered with the BOI as a new IT service firm in the field of application service provider on a non-pioneer status. Under such registration, Level Up! is entitled to certain tax incentives, which includes a four-year ITH from January 2003 and a tax credit for taxes on duties on materials used in export products for ten years starting January 2003. In April 2004, the BOI approved Level Up!’s request for upgrading its status from non-pioneer to pioneer in connection with its IT service activity in the field of application service provider for entertainment and education project. Accordingly, the ITH period was extended from four years to six years and expired in January 2009. Level Up! is now subject to 30% RCIT on taxable income or 2% MCIT on total gross income, whichever is higher.

Wolfpac is registered with the BOI as a new IT service firm in the field of an application service provider on a non-pioneer status. Under the terms of its registration, it is entitled to certain tax and non-tax incentives which include, among other things, an ITH for four years starting February 2004. On November 29, 2007, the BOI approved Wolfpac’s application for a one-year extension of ITH incentive on the basis that the capital equipment to labor ratio did not exceed US$10 thousand to one direct labor employee, as provided under Article 39 of Executive Order 226. The approved additional ITH is for the period from February 13, 2008 to February 12, 2009 and was not further extended. As such, Wolfpac is now subject to 30% RCIT on taxable income or 2% MCIT on total gross income, whichever is higher.

SBI is registered with the BOI on a pioneer status, namely as: (i) a new operator of telecommunications systems (inter-exchange carrier for data services); (ii) new information technology service firm in the field of providing internet services; and (iii) a new operator of telecommunications facilities (nationwide broadband wireless access). Under the terms of registration, SBI is entitled to certain tax and non-tax incentives which include, among other things, an ITH for six years. As at December 31, 2010, only the BOI registration for nationwide broadband wireless access continues to enjoy the ITH incentive, which will expire in July 2011.

Consolidated income derived from non-registered activities with Economic Zone and BOI is subject to the RCIT rate enacted as at the end of the reporting period.

Consolidated tax incentives that were availed from registration with Economic Zone and BOI for the years ended December 31, 2010, 2009 and 2008 amounted to Php686 million, Php1,241 million and Php1,763 million, respectively.

8.	Earnings Per Common Share

The following table presents information necessary to calculate the earnings per common share, or EPS, for the years ended December 31, 2010, 2009 and 2008:

	2010		2009		2008
	Basic	Diluted	Basic	Diluted	Basic	Diluted
	(in million pesos)
Consolidated net income for the year attributable to equity holders of PLDT (Note 4)	40,217	40,217	39,781	39,781	34,635	34,635
Dividends on preferred shares (Note 19)	(458)	(458)	(457)	(457)	(455)	(455)
Consolidated net income for the year attributable to common equity holders of PLDT	39,759	39,759	39,324	39,324	34,180	34,180

	(in thousands, except per share amounts)

Outstanding common shares at beginning of year	186,797	186,797	187,484	187,484	188,741	188,741
Effect of issuance of common shares during the year (Note 19)	–	–	15	15	542	542
Average incremental number of shares under executive stock option plan, or ESOP, during the year	–	–	–	21	–	13
Effect of purchase of treasury stock during the year (Note 19)	(7)	(7)	(583)	(583)	(1,120)	(1,120)
Weighted average number of common shares for the year	186,790	186,790	186,916	186,937	188,163	188,176

Earnings per share for the year attributable to common equity holders of PLDT	Php212.85	Php212.85	Php210.38	Php210.36	Php181.65	Php181.64

Basic EPS is calculated by dividing our consolidated net income for the year attributable to common equity holders of PLDT (consolidated net income adjusted for dividends on all series of preferred shares except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares outstanding during the year.

Diluted EPS is calculated in the same manner assuming that, at the beginning of the year or at the time of issuance during the year, all outstanding options are exercised and convertible preferred shares are converted to common shares, and appropriate adjustments to consolidated net income are effected for the related income and expenses on preferred shares. Outstanding stock options will have a dilutive effect only when the average market price of the underlying common share during the year exceeds the exercise price of the stock option.

Convertible preferred shares are deemed dilutive when required dividends declared on each series of convertible preferred shares divided by the number of equivalent common shares, assuming such convertible preferred shares are converted to common shares, decrease the basic EPS. As such, the diluted EPS is calculated by dividing our consolidated net income attributable to common shareholders (consolidated net income, adding back any dividends and/or other charges recognized for the year related to the dilutive convertible preferred shares classified as liability, less dividends on non-dilutive preferred shares except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common             shares excluding the weighted average number of common shares held as treasury shares, and including the common share equivalent arising from the conversion of the dilutive convertible preferred shares.

Since the amount of dividends on Series A to HH in 2010, Series A to EE in 2009 and Series A to EE, Series V Convertible Preferred Stock and Series VI Convertible Preferred Stock in 2008 over its equivalent number of common shares increased the basic EPS, these Convertible Preferred Stock were deemed anti-dilutive. The calculation is based on the required dividends on these preferred shares divided by the number of equivalent common shares assuming such preferred             shares are converted into common shares, including the effect of shares under the ESOP and treasury shares, and compared against the basic EPS.

Where the effect of the assumed conversion of the preferred shares and the exercise of all outstanding options have an anti-dilutive effect, basic and diluted EPS are stated at the same amount.

In 2008, the Board of Directors approved a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s total outstanding shares of common stock. As at December 31, 2010, we had acquired a total of approximately 2.72 million             shares of PLDT’s common stock, representing approximately 1% of PLDT’s outstanding shares of common stock at a weighted average price of Php2,388 per share for a total consideration of Php6,505 million in accordance with the share buyback program. As at December 31, 2009, we had acquired a total of approximately 2.68 million shares of PLDT’s common stock at a weighted average price of Php2,387 per share for a total consideration of Php6,405 million. The effect of the acquisition of shares of PLDT’s common stock pursuant to the share buyback program was considered in the computation of our basic and diluted earnings per common share for the years ended December 31, 2010 and 2009. See Note 19 – Equity and Note 28 – Financial Assets and Liabilities for further discussion.

9.	Property, Plant and Equipment

As at December 31, 2010 and 2009, this account consists of:

							Information
					Vehicles, furniture		origination and
	Cable and wire	Central office		Buildings	and other network	Communications	termination	Land and	Property under
	facilities	equipment	Cellular facilities	and improvements	equipment	satellite	equipment	land improvements	construction	Total
	(in million pesos)
As at December 31, 2008
Cost	115,980	83,562	76,229	21,040	34,816	9,581	8,251	2,527	25,234	377,220
Accumulated depreciation, impairment and amortization	(58,380)	(62,644)	(43,419)	(8,173)	(28,742)	(8,675)	(6,588)	(273)	–	(216,894)

Net book value	57,600	20,918	32,810	12,867	6,074	906	1,663	2,254	25,234	160,326

Year Ended December 31, 2009
Net book value at beginning of year	57,600	20,918	32,810	12,867	6,074	906	1,663	2,254	25,234	160,326
Additions	1,834	513	4,040	316	1,970	149	225	67	19,091	28,205
Disposals/Retirements	(530)	(6)	(843)	(6)	(107)	(463)	(3)	(5)	(1,228)	(3,191)
Translation differences charged directly to cumulative translation adjustments	3	(2)	–	(10)	(13)	(47)	–	–	–	(69)
Acquisition through business combinations (Note 13)	1,348	194	141	186	104	–	420	105	(10)	2,488
Impairment losses recognized during the year (Notes 3, 4 and 5)	–	–	(96)	(54)	(17)	–	(418)	(49)	–	(634)
Reclassifications/Transfers (Note 12)	6,949	2,776	8,404	326	386	–	110	(184)	(19,029)	(262)
Depreciation and amortization (Notes 3 and 4)	(8,793)	(3,381)	(9,013)	(1,151)	(2,176)	(545)	(542)	(6)	–	(25,607)

Net book value at end of year (Note 3)	58,411	21,012	35,443	12,474	6,221	–	1,455	2,182	24,058	161,256

As at December 31, 2009
Cost	126,327	87,517	83,451	21,693	35,282	966	8,940	2,458	24,058	390,692
Accumulated depreciation, impairment and amortization	(67,916)	(66,505)	(48,008)	(9,219)	(29,061)	(966)	(7,485)	(276)	–	(229,436)

Net book value (Note 3)	58,411	21,012	35,443	12,474	6,221	–	1,455	2,182	24,058	161,256

Year Ended December 31, 2010
Net book value at beginning of year (Note 3)	58,411	21,012	35,443	12,474	6,221	–	1,455	2,182	24,058	161,256
Additions	1,494	245	2,336	228	2,045	–	184	–	22,284	28,816
Disposals/Retirements	(10)	(60)	(59)	(286)	(67)	–	–	–	(2)	(484)
Translation differences charged directly to cumulative translation adjustments	23	7	–	(5)	(59)	–	–	–	(4)	(38)
Acquisition through business combinations (Note 13)	–	–	–	–	73	–	–	–	–	73
Impairment losses recognized during the year (Notes 3, 4 and 5)	–	(11)	–	(13)	(5)	–	(91)	–	–	(120)
Reclassifications/Transfers (Notes 12 and 13)	4,578	2,440	5,653	823	1,740	–	104	(54)	(15,326)	(42)
Depreciation and amortization (Notes 3 and 4)	(7,851)	(3,705)	(9,418)	(2,004)	(2,792)	–	(506)	(1)	–	(26,277)

Net book value at end of year (Note 3)	56,645	19,928	33,955	11,217	7,156	–	1,146	2,127	31,010	163,184

As at December 31, 2010
Cost	132,356	89,992	90,574	21,873	38,078	966	9,136	2,405	31,010	416,390
Accumulated depreciation, impairment and amortization	(75,711)	(70,064)	(56,619)	(10,656)	(30,922)	(966)	(7,990)	(278)	–	(253,206)

Net book value (Note 3)	56,645	19,928	33,955	11,217	7,156	–	1,146	2,127	31,010	163,184

Substantially, all our telecommunications equipment are purchased from outside the Philippines. Our significant sources of financing for such purchases are foreign loans requiring repayment in currencies other than Philippine pesos, principally in U.S. dollars. See Note 20 – Interest-bearing Financial Liabilities.

Interest and net foreign exchange losses capitalized to property, plant and equipment that qualified as borrowing costs for the years ended December 31, 2010, 2009 and 2008 are as follows:

	2010	2009	2008
	(in million pesos)
Interest (Note 5)	710	691	778
Foreign exchange losses (gains) – net	–	(119)	385

Average interest capitalization rates of approximately 7%, 6% and 8% were used for the years ended December 31, 2010, 2009 and 2008, respectively.

As at December 31, 2010 and 2009, our undepreciated capitalized net foreign exchange losses which qualified as borrowing costs amounted to Php1,325 million and Php1,799 million, respectively.

The useful lives of our assets are estimated as follows:

Cable and wire facilities	10 – 15 years
Central office equipment	10 – 20 years
Cellular facilities	3 – 10 years
Buildings	25 years
Vehicles, furniture and other network equipment	3 – 5 years
Information origination and termination equipment	3 – 15 years
Land and land improvements	10 years

Property, plant and equipment include the net carrying value of capitalized vehicles, furniture and other network equipment under financing leases amounting to Php4 million and Php24 million as at December 31, 2010 and 2009, respectively. See Note 20 – Interest-bearing Financial Liabilities.

Satellite Wholesale Lease and Purchase Agreement, or SWLPA, and Operations Management Agreement, or OMA, between Mabuhay Satellite and Asia Broadcast Satellite Holdings, Ltd.

On October 22, 2009, Mabuhay Satellite entered into SWLPA and OMA with Asia Broadcast Satellite Holdings, Ltd., or ABS, a Bermuda company engaged in the satellite business, involving the wholesale lease by ABS of the Agila 2 satellite from Mabuhay Satellite and, upon the satisfaction of various conditions precedent, the purchase by ABS of the business of Mabuhay Satellite.

Under the SWLPA, Mabuhay Satellite, in exchange for a total consideration of US$12.5 million, or Php580 million, will: (i) lease to ABS the Agila 2 satellite; (ii) assign the customer contracts to ABS; and (iii) transfer to ABS the Mabuhay Satellite’s ground control facilities, employees, leasehold rights, other assets and the Agila 2 satellite. The term of the lease is for a period starting from the effective date of SWLPA to the earlier of: (a) the end of life of Agila 2 satellite; or (b) the date when Mabuhay Satellite assigns, transfers and conveys to ABS all of its rights, title and interest in the Agila 2 satellite. As part of the wholesale lease, Mabuhay Satellite is required to assign to ABS all its rights, title, interest, benefits and obligations in the customer contracts attached to all transponders that are covered by the SWLPA.

Under the OMA, after the closing of the agreement but prior to the transfer and conveyance of the ground control facilities to ABS pending the receipt of International Traffic in Arms Regulations approval, the parties agree that Mabuhay Satellite will operate and manage the Agila 2 satellite, the transponders and the ground control facilities for and on behalf of ABS. Mabuhay Satellite is required to provide the operations and management services for and in consideration of: (a) one-time payment by ABS to Mabuhay Satellite of the amount of US$500 thousand, or Php23 million; and (b) the reimbursement by ABS to Mabuhay Satellite of the amount equivalent to the actual expenses, costs, losses and liabilities incurred by Mabuhay Satellite in providing the services.

As at December 31, 2009, all significant closing conditions had been secured. On January 18, 2010, Mabuhay Satellite, ABS and Asia Broadcast Satellite, Ltd., formally executed a Conditions Precedent Waiver and First Closing Confirmation, confirming that the first closing was deemed to have occurred effective December 31, 2009. First Closing means the date when the assignment of customer contracts to ABS became effective and the approval or confirmation of SWLPA by stockholders of Mabuhay Satellite representing at least 2/3 of its outstanding capital stock was obtained. Following the confirmation of first closing, the wholesale lease of transponders by Mabuhay Satellite to ABS was considered as a finance lease and the transaction was recognized as sale of satellite for a total consideration of US$9.9 million, or Php460 million, including the cost of customer contracts as at December 31, 2009.

On July 1, 2010, Mabuhay Satellite, ABS and Broadband Broadcast Services Pte. Ltd., or BBS, executed a Conditions Precedent Waiver and Second Closing Confirmation, confirming that the second closing was deemed to have occurred on July 1, 2010. Second Closing means that date when transfer to BBS of Mabuhay Satellite’s ground control facilities, employees, leasehold rights and other assets and the transfer of ABS of the Agila 2 satellite became effective. Following the confirmation of second closing, the OMA was terminated.

Impairment of BOW’s Property and Equipment

In 2009, impairment losses were recognized equal to the net carrying value of BOW’s property and equipment amounting to Php524 million. The impairment losses resulted from the annual asset impairment test comparing the recoverable amount of the asset against its carrying value. The recoverable amount was determined based on value in use calculation using cash flow projections of the most recent financial budgets and forecasts approved by the Board of Directors. The pre-tax discount rate applied to cash flow projections is 8.7% and cash flows beyond the five-year period are determined using a 2.5% growth rate that is the same as the long-term average growth rate for the telecommunications industry. See Note 14 – Goodwill and Intangible Assets.

Impairment of Smart’s Payphone Business

In September 2010, Smart recognized impairment losses on its public telephone equipment in the amount of Php92 million. Smart engaged a third party contractor to operate and maintain its payphone business. Prior to the engagement, an impairment test was done to assess the net cash flows from the business. The result showed that the future net cash flows were not enough to recover the carrying value of the related assets over its useful life. The recoverable amount was determined based on value in use calculation using cash flow projections covering a three-year period from 2011 to 2013, the end of the assets’ useful lives. The pre-tax discount rate applied to cash flow projections is 7%.

10.	Investments in Associates and Joint Ventures

As at December 31, 2010 and 2009, this account consists of:

	2010	2009
	(in million pesos)
Carrying Value of Investments in Associates:
Meralco	6,733	21,420
Philweb Corporation, or Philweb	878	750
ACeS International Limited, or AIL	–	–

	7,611	22,170

Carrying Value of Investments in Joint Ventures:
Beacon	15,438	–
Mobile Payment Solutions Pte. Ltd., or MPSPL	104	–
ePDS, Inc., or ePDS	50	43
PLDT Italy S.r.l., or PLDT Italy	–	20
	15,592	63

Total carrying value of investments in associates and joint ventures (Note 28)	23,203	22,233

Movements in the cost of investments for the years ended December 31, 2010 and 2009 are as follows:

	2010	2009
	(in million pesos)
Balance at beginning of year	24,170	4,346
Additions during the year (including transfer of interests in Meralco to Beacon)	15,245	21,555
Disposal during the year (including transfer of interests in Meralco to Beacon)	(14,767)	–
Business combinations (Note 13)	–	(821)
Dissolution of Mabuhay Space Holdings Limited, or MSHL	–	(887)
Translation and other adjustments	(12)	(23)
Balance at end of year	24,636	24,170

Movements in the accumulated impairment losses for the years ended December 31, 2010 and 2009 are as follows:

	2010	2009
	(in million pesos)
Balance at beginning of year	1,906	2,903
Impairment for the year (Notes 3, 4 and 5)	78	–
Dissolution of MSHL	–	(887)
Translation and other adjustments	(10)	(110)
Balance at end of year	1,974	1,906

Movements in the accumulated equity share in net earnings (losses) of associates and joint ventures for the years ended December 31, 2010 and 2009 are as follows:

	2010	2009
	(in million pesos)
Balance at beginning of year	(31)	(269)
Equity share in net earnings (losses) of associates and joint ventures for the year (Note 4):	1,408	2
Meralco	874	398
Beacon	354	–
Philweb	161	152
ePDS	26	21
SHI	(7)	–
BayanTrade	–	(5)
PLDT Italy	–	(98)
BOW	–	(466)
Disposals	(316)	–
Dividends	(530)	(357)
Translation and other adjustments	10	593
Balance at end of year	541	(31)

Investments in Associates

PCEV’s Acquisition of Shares in Meralco

On March 12, 2009, First Philippine Holdings Corporation, or FPHC, First Philippine Utilities Corporation, or FPUC, and Lopez, Inc., (collectively, the Lopez Group) and PLDT entered into an investment and cooperation agreement under which: (a) PLDT acquired, through PCEV as its designated affiliate, 223 million shares in Meralco representing approximately 20% of Meralco’s outstanding shares of common stock, for a cash consideration of Php20,070 million, or Php90 per share; and (b) PLDT and the Lopez Group agreed on certain governance matters, including the right of PLDT or its assignee to nominate certain senior management officers and members of the board of directors and board committees of Meralco.

As part of the transaction, PCEV and FPUC also entered into an exchangeable note agreement under which PCEV purchased an exchangeable note dated April 20, 2009, issued by FPUC, with a face value of Php2,000 million, exchangeable into approximately 22.2 million shares of common stock of Meralco, which form part of the 223 million shares or approximately 20% of Meralco’s voting common shares to be acquired by PCEV in the transaction. The exchange option was exercised simultaneously with the acquisition of such shares by PCEV. PCEV recognized a derivative asset of Php563 million on April 20, 2009 for the exchange option feature of the agreement. The residual amount of Php1,437 million was allocated as the value of the host contract of the exchangeable note. The derivative asset was subsequently carried at fair value through profit or loss while the host contract was carried at amortized cost using effective interest rate.

On July 14, 2009, PCEV completed its acquisition of 223 million shares in Meralco for a cash consideration of Php18,070 million for the purchase of approximately 200.8 million shares and the conversion into approximately 22.2 million shares of an exchangeable note issued by FPUC with a market value, including its derivative option, of Php3,286 million. Thus, the investment in 223 million shares in Meralco was recorded at Php21,356 million and a gain of Php1,286 million was recognized on the exchangeable note, representing the mark-to-market gains of Php1,170 million from the derivative option and the amortization of the note’s discount of Php116 million. The acquisition of the shares was implemented through a special block sale/cross sale executed at the PSE.

PCEV engaged the services of an independent appraiser to determine the fair value of Meralco’s specific identifiable assets and liabilities and allocate the purchase price of PCEV’s investment in Meralco among the identified assets and liabilities based on fair value. Based on the final purchase price allocation, the difference of Php9,672 million between PCEV’s share on the total fair value of Meralco’s specific identifiable assets and liabilities and the total cost of PCEV’s investments was allocated as follows: (a) Php1,517 million for utility, plant and others; (b) Php320 million for investment properties; (c) Php36 million for investments in associates and joint ventures; (d) Php1,286 million for intangible assets particularly for franchise; (e) Php137 million for contingent liability; and (f) Php6,650 million for goodwill.

On March 30, 2010, PCEV reduced its investment in Meralco by Php15,084 million, the proportionate carrying amount of the 154.2 million Meralco shares sold and transferred to Beacon, see discussion under “Transfer of PCEV’s Equity Interest in Meralco” section. PCEV will continue to use the equity method to account for its remaining investment in 68.8 million of Meralco’s common shares, see Note 3 – Management’s Use of Judgments, Estimates and Assumptions. As at December 31, 2010, the carrying value of investment in Meralco amounted to Php6,733 million with market value of Php15,686 million based on quoted price of Php228 per share.

Investment of ePLDT in Philweb

In May 2006, ePLDT subscribed to newly issued common shares of Philweb, an internet-based online gaming company, equivalent to 20% of the total outstanding capital stock of Philweb at a price of Php0.020 per share or an aggregate amount of Php503 million. Of the total subscription price, Php428 million was paid by ePLDT on the closing date. A portion of the unpaid subscription price amounting to Php25 million will be paid by ePLDT at the same time as the Philweb majority stockholders pay the remaining unpaid portion of the subscription pursuant to a general call on subscription to be made by Philweb’s Board of Directors. The remaining unpaid balance of Php50 million will be paid upon the lapse of certain post-closing price adjustment periods.

In October 2006, ePLDT acquired an additional 8,038 million shares of Philweb at a price of Php0.026 per share or an aggregate amount of Php209 million. This represents an additional 6.2% of the outstanding shares of Philweb, raising ePLDT’s total equity stake to 26.87%. As at December 31, 2010 and 2009, ePLDT’s equity interest in Philweb is 26.4%.

Philweb is primarily engaged in internet-based online gaming, through its appointment as Principal Technology Service Provider under the Marketing Consultancy Agreement for Internet Sports Betting and Internet Casino with the Philippine Amusement and Gaming Corporation, or PAGCOR. Philweb offers Internet Sports Betting in over 180 PAGCOR Internet Sports Betting Stations and over 180 Internet Casino Stations nationwide. As at December 31, 2010 and 2009, the market value of ePLDT’s investment in Philweb, based on quoted share price, amounted to Php5,358 million and Php6,134 million, respectively.

Investment of ACeS Philippines in AIL

As at December 31, 2010, ACeS Philippines had a 36.99% investment in AIL, a company incorporated under the laws of Bermuda. AIL owns the Garuda I Satellite and the related system control equipment in Batam, Indonesia.

AIL has incurred recurring significant operating losses, negative operating cash flows, and significant levels of debt. The financial condition of AIL was partly due to the National Service Providers’, or NSPs, inability to generate the amount of revenues originally expected as the growth in subscriber numbers has been significantly lower than budgeted. These factors raised substantial doubt about AIL’s ability to continue as a going concern. On this basis, we recognized a full impairment provision of Php1,896 million in respect of our investment in AIL in 2003.

Unrecognized share in net losses of AIL amounted to Php35 million and Php1 million for the years ended December 31, 2010 and 2009, respectively, while the unrecognized share in net gains of AIL amounted to Php27 million for the year ended December 31, 2008. Share in net cumulative losses amounting to Php3,639 million and Php3,820 million as at December 31, 2010 and 2009, respectively, were not recognized as we do not have any legal or constructive obligation to pay for such losses and have not made any payments on behalf of AIL.

See Note 24 – Related Party Transactions and Note 26 – Contractual Obligations and Commercial Commitments for further details as to the contractual relationships with respect to AIL.

Summarized Financial Information of Associates

The following tables present the summarized financial information of our investments in associates in conformity with PFRS for equity investees in which we have significant influence as at December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008:

	2010	2009
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	131,812	128,954
Current assets	57,058	46,098
Equity	60,983	52,411
Noncurrent liabilities	79,501	78,949
Current liabilities	48,386	43,692

	2010	2009	2008
	(in million pesos)
Income Statements:
Revenues	246,807	186,227	572
Expenses	229,145	178,018	359
Other expenses	1,242	1,966	76
Net income	10,834	6,634	290

The above information includes the financial information of Meralco, which were adjusted to conform with our accounting policy on investment properties, as at and for the years ended December 31, 2010 and 2009 as shown below:

	2010	2009
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	130,423	127,444
Current assets	54,831	44,685
Equity	68,339	61,146
Noncurrent liabilities	72,552	68,860
Current liabilities	44,363	42,123
Income Statements:
Revenues	245,461	184,872
Expenses	228,288	173,927
Other expenses	1,281	1,966
Net income	10,117	6,005

Investments in Joint Ventures

Transfer of PCEV’s Equity Interest in Meralco

On March 1, 2010, PCEV, MPIC and Beacon, entered into an Omnibus Agreement, or OA. Beacon, formerly known as Rightlight Holdings, Inc., was organized with the sole purpose of holding the respective shareholdings of PCEV and MPIC in Meralco. PCEV and MPIC are Philippine affiliates of First Pacific and both held equity shares in Meralco. Under the OA, PCEV and MPIC have agreed to set out their mutual agreement in respect of, among other matters, the capitalization, organization, conduct of business and the extent of their participation in the management of the affairs of Beacon.

Investment in Beacon

Prior to the transactions contemplated under the OA, MPIC beneficially owned the entire outstanding capital stock of Beacon, consisting of 25,000 common shares of Beacon, with a total par value of Php25,000.

On April 29, 2010, the Philippine SEC approved Beacon’s application to increase its authorized capital stock to Php5 billion consisting of 3 billion common shares with par value of Php1 per share and 2 billion preferred shares with par value of Php1 per share. The preferred shares of Beacon are non-voting, not convertible to common shares or any shares of any class of Beacon, have no pre-emptive rights to subscribe to any share or convertible debt securities or warrants issued or sold by Beacon. The preference shareholder is entitled to liquidation preference and yearly cumulative dividends at the rate of 7% of the issue value subject to: (a) availability of unrestricted retained earnings; and (b) dividend payment restrictions imposed by Beacon’s bank creditors.

Under the OA, each of PCEV and MPIC agreed to subscribe to 1,156.5 million common             shares of Beacon, for a subscription price of Php20 per share or a total of Php23,130 million. PCEV and MPIC also agreed that their resulting equity after such subscriptions and PCEV’s purchase from MPIC of 12,500 Beacon common shares will be 50% each of the outstanding common shares of Beacon.

MPIC additionally agreed to subscribe to 801 million shares of Beacon’s preferred stock for a subscription price of Php10 per share or a total of Php8,010 million.

The completion of the subscription of MPIC to 1,156.5 million common shares and 801 million preferred shares of Beacon was subject to the following conditions, all of which have been satisfied: (a) approval of MPIC’s Board of Directors, which was obtained on March 1, 2010; (b) approval of the shareholders of First Pacific, which was obtained on March 30, 2010; and (c) full payment of the subscription price, which was made on March 30, 2010. Consequently, on March 30, 2010, MPIC completed its subscription to 1,156.5 million common shares of Beacon and approximately 801 million preferred shares of Beacon in consideration of: (1) the transfer of 163.6 million Meralco shares at a price of Php150 per share, or Php24,540 million in the aggregate; and (2) Php6,600 million in cash, as further described below in “Transfer of Meralco Shares to Beacon”.

The completion of the subscription of PCEV to 1,156.5 million common shares of Beacon was subject to the following conditions, all of which have been satisfied: (a) PCEV Board of Directors’ approval, which was obtained on March 1, 2010; (b) the approval of the shareholders of First Pacific, which was obtained on March 30, 2010; (c) the approval of the shareholders of PCEV, which was obtained on May 7, 2010; and (d) the full payment of the subscription price, which was made on May 12, 2010.

Although PCEV secured the approval of its shareholders only on May 7, 2010, such approval was deemed to be a formality as Smart owns 99.5% of PCEV’s capital stock. Consequently, upon receipt of all other required approvals under the OA on March 30, 2010, including that of the shareholders of First Pacific, PCEV recognized as an asset the deposit for future stock subscription of Php23,130 million for its subscription to 1,156.5 million common shares of Beacon. The deposit for future stock subscription was eventually reclassified to investment account when Beacon’s increase in authorized capital stock was approved by the Philippine SEC.

The subscription price of PCEV’s and MPIC’s subscription to Beacon shares was offset in full (in the case of PCEV) and in part (in the case of MPIC) against the consideration for the transfer of Meralco shares held by PCEV and MPIC as described in “Transfer of Meralco Shares to Beacon” section below. In addition, MPIC settled its remaining balance in cash. On May 12, 2010, PCEV also completed the purchase from MPIC of 12,500 shares or 50% of the 25,000 Beacon common shares originally owned by MPIC.

Transfer of Meralco Shares to Beacon

Alongside with the subscription to the Beacon shares described above, Beacon agreed to purchase 154.2 million and 163.6 million Meralco shares, or the Transferred Shares, from PCEV and MPIC, respectively, for a consideration of Php150 per share or a total of Php23,130 million for the PCEV Meralco shares and Php24,540 million for the MPIC Meralco shares.

The completion of the sale of the MPIC Meralco shares to Beacon was subject to the following conditions, all of which have been satisfied: (a) approval of MPIC’s Board of Directors, which was obtained on March 1, 2010; (b) approval of the Board of Directors of First Pacific, which was obtained on March 1, 2010; (c) approval of the shareholders of First Pacific, which was obtained on March 30, 2010; and (d) release of the pledge over the MPIC Meralco shares, which was completed on March 30, 2010. Consequently, on March 30, 2010, MPIC transferred 163.6 million Meralco shares to Beacon at a price of Php150 per share for a total consideration of Php24,540 million.

The completion of the sale of the PCEV Meralco shares to Beacon was subject to the following conditions, all of which have been satisfied: (a) PCEV Board of Directors’ approval, which was obtained on March 1, 2010; (b) the approval of the Board of Directors of First Pacific, which was obtained on March 1, 2010; (c) the approval of the shareholders of First Pacific, which was obtained on March 30, 2010; and (d) the approval of the shareholders of PCEV, which was obtained on May 7, 2010. Consequently, on May 12, 2010, PCEV transferred 154.2 million Meralco shares to Beacon at a price of Php150 per share for a total consideration of Php23,130 million.

The transfer of legal title to the Meralco shares was implemented through a special block sale/cross sale in the PSE.

Although PCEV secured the approval of its shareholders only on May 7, 2010, such approval was deemed to be a formality as Smart owns 99.5% of PCEV’s capital stock. Consequently, upon receipt of all other required approvals under the OA on March 30, 2010, including that of the shareholders of First Pacific, PCEV recognized a Php15,084 million investment (initially recognized as deposit for future stock subscription, see discussion above) in Beacon representing the proportionate carrying cost of the

154.2 million Meralco shares transferred to Beacon under the OA. PCEV recognized a deferred gain of Php8,046 million for the difference between the Php23,130 million transfer price of the Meralco shares to Beacon and the Php15,084 million carrying amount in PCEV’s books of the Meralco shares transferred. The deferred gain, presented as a reduction in PCEV’s investment in Beacon, will only be realized upon the disposal of the investment to a third party.

Subject to rights over certain property dividends that may be declared or distributed in respect of the approximately 317.8 million Transferred Shares, which will be assigned to FPHC if the Call Option (as discussed below), is exercised, the rights, title and interest transferred to Beacon by MPIC and PCEV in respect of the approximately 317.8 million Transferred Shares includes: (a) all shares issued by Meralco by way of stock dividends on the Transferred Shares from March 1, 2010; (b) all property or cash dividends declared or paid on the Transferred Shares from March 1, 2010; (c) all other rights accruing on the Transferred Shares from March 1, 2010; and (d) the proceeds of all of the foregoing.

PCEV may, at some future time and under such terms and conditions as may be agreed by PCEV and Beacon, transfer to Beacon its remaining 68.8 million Meralco common             shares.

Call Option

Under the OA, MPIC assigned its right to acquire the call option, or the Call Option, over 74.7 million common shares of Meralco held by FPHC, or the Option Shares, to Beacon. As a result of this assignment, Beacon and FPHC executed an Option Agreement dated March 1, 2010 pursuant to which FPHC granted the Call Option over the Option Shares to Beacon.

The Call Option is exercisable at the option of Beacon during the period from March 15, 2010 until midnight of May 15, 2010. The exercise price for the Option Shares is Php300 per share or an aggregate exercise price of Php22,410 million. Beacon exercised the Call Option on March 30, 2010 and FPHC transferred the 74.7 million             shares of Meralco common stock to Beacon in consideration of the payment by Beacon of Php22,410 million in cash on March 30, 2010.

Subject to rights over certain property dividends that may be declared or payable in respect of the 74.7 million shares of Meralco common stock, which are retained by FPHC following the Call Option exercise, the rights, title and interest transferred to Beacon by FPHC in respect of the Option Shares includes: (a) all shares issued by Meralco by way of stock dividends on the Option Shares from March 1, 2010; (b) all property or cash dividends declared or paid on the Transferred Shares from March 1, 2010; (c) all other rights accruing on the Transferred Shares from March 1, 2010; and (d) the proceeds of any sale or disposition of any of the foregoing.

Property Dividends

With respect to the approximately 317.8 million Transferred Shares, the remaining 68.8 million Meralco common shares held by PCEV and the 74.7 million Option Shares transferred by FPHC to Beacon pursuant to the Call Option, FPHC has the benefit of being assigned, or retaining in the case of the Option Shares, certain property dividends that may be declared on such shares.

Governance Arrangements

Beacon, PCEV and MPIC have also agreed on certain corporate governance matters, including Board composition, election of officers, shareholders’ action, representation to the Meralco Board, nomination of the Meralco Board Committees, and nomination of Meralco officers. The corporate governance agreements and Beacon equity structure resulted in a jointly-controlled entity.

On March 30, 2010, Beacon also entered into an Php18,000 million ten-year corporate notes facility with First Metro Investment Corporation and PNB Capital and Investment Corporation as joint lead arrangers and various local financial institutions as noteholders. The proceeds of the notes facility partially financed the acquisition of Meralco shares by Beacon pursuant to its exercise of the Call Option. As at December 31, 2010, the amount drawn under this facility amounted to Php16,200 million (Php16,027 million, net of debt issuance cost of Php173 million); the remaining undrawn balance amounted to Php1,800 million.

In 2010, Beacon engaged the services of an independent appraiser to provide the fair market values of the operating equity investments, fixed assets and intangible assets of Meralco at the time of Beacon’s acquisition of its Meralco shares and allocate the purchase price of Beacon’s investment in meralco among the identifiable assets and liabilities based on fair value.  Based on the final purchase price allocation, the difference of Php50,595 million between Beacon’s share of the total fair value of Meralco’s specific identifiable assets and liabilities and the total cost of Beacon’s investment was allocated as follows: (a) Php2,521 million for utility plant and others; (b) Php341 million for investment properties; (c) Php59 million for investment in associates and joint ventures; (d) Php1,814 million for intangible assets particulary for franchise; (e) Php26 million for contingent liability; (f) Php2,018 million for deferred income tax liabilities; and (g) Php47,904 million for goodwill.

Beacon also recognized in March 2010, a liability for contingent consideration amounting to Php 2,373 million for certain property dividends that may be declared on its Meralco shares pursuant to the Option Agreement between Beacon and FPHC.  The liability for contingent consideration was remeasured based on the fair value of said property dividends as at December 31, 2010, and the resulting re-measurement loss of Php331 million was charged to profit and loss.

As at December 31, 2010, the carrying value of Beacon’s investment in Meralco of Php73,322 million includes:  (a) consideration for the Transferred Shares from PCEV of Php23,130 million and from MPIC of Php24,540 million; (b) consideration for the Option Shares from FPHC of Php22,410 million; (c) liability for contingent consideration of Php2,373 million; (d) capitalized costs of Php942 million pursuant to an agreement between PCEV and MPIC; and (e) equity share in net earnings of Meralco of Php2,655 million less (f) dividends received of Php2,728 million from Meralco.

As at December 31, 2010, Beacon held 393 million Meralco common shares representing approximately 35% equity interest in Meralco with market value of Php89,490 million based on a quoted price of Php228 per share.

Investment of SHI in MPSPL

In June 2010, SHI and MasterCard Asia/Pacific Pte. Ltd., or MasterCard Asia, entered into a joint venture agreement under which the parties agreed to form MPSPL. The joint venture will develop, provide and market certain mobile payment services among other activities as stipulated in the agreement. MPSPL was incorporated in Singapore on June 4, 2010 and is 40% and 60% owned by SHI and MasterCard Asia, respectively. On November 9, 2010, SHI contributed US$2.4 million representing 40% ownership in MPSPL.

Investment of ePLDT in ePDS

ePLDT entered into a joint venture agreement on June 27, 2003 with DataPost Pte. Ltd., or DataPost, a subsidiary of Singapore Post, or Spring, and G3 Worldwide ASPAC pursuant to which the parties formed ePDS, a bills printing company that performs laser printing and enveloping services for statements, bills and invoices, and other VAS for companies in the Philippines. ePLDT has a 50% equity interest in ePDS, while DataPost has a 30% equity interest. Spring, the largest international mail services provider, owns the remaining 20% equity interest. ePDS has an initial paid-up capital of Php11 million.

Investment of PLDT Global in PLDT Italy

PLDT Global holds 100% nominal interest in PLDT Italy, a company incorporated under the laws of Italy, which is intended to carry the joint venture business between PLDT Global and Hutchison Global Communications Limited, or HGC, a company based in Hong Kong. On March 12, 2008, PLDT Global and HGC entered into a Co-operation Agreement wherein the parties agreed to launch their first commercial venture in Italy by offering mobile telecommunications services through PLDT Italy. Under the terms of the agreement, the aggregate amount of funding to be contributed by PLDT Global and HGC to PLDT Italy, in equal proportions, is capped at Euro 7.0 million. PLDT Global and HGC agreed to share equally the profit and loss from the operations of PLDT Italy. As a condition precedent to the effectiveness of the Co-Operation Agreement, PLDT Global pledged 50% of its shareholding in PLDT Italy to HGC.

In May and December 2010, the PLDT Italy Board of Directors, during its special meetings, has approved to convert both partner’s debts of Euro 730 thousand into equity and to infuse cash of Euro 1 million, totaling Euro 1.7 million.

As at December 31, 2010 and 2009, the aggregate amount of funding contributed by PLDT Global and HGC to PLDT Italy was Euro 7.7 million and Euro 6.0 million, respectively. PLDT Global’s share of equity in the joint venture as at December 31, 2010 and 2009 amounted to Euro 3.9 million, or Php238 million, and Euro 3.0 million, or Php200 million, respectively.

Summarized Financial Information of Joint Ventures

The following table presents the summarized financial information of our investments in joint ventures as at December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008.

	2010	2009
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	73,366	103
Current assets	1,807	244
Equity	55,047	57
Noncurrent liabilities	16,037	88
Current liabilities	4,089	202

	2010	2009	2008
	(in million pesos)
Income Statements:
Revenues	2,884	387	175
Expenses	297	527	387
Other expenses	1,503	3	2
Net income	1,065	154	223

The above information includes the financial information of Beacon as at and for the year ended December 31, 2010 as shown below:

(in million pesos)
Statement of Financial Position:
Noncurrent assets	73,322
Current assets	1,658
Equity	54,956
Noncurrent liabilities	16,027
Current liabilities	3,997
Income Statements:
Equity share in net income of Meralco	2,655
Expenses	78
Other expenses	1,501
Net income	1,077

As at December 31, 2010, we have no outstanding capital commitments with our joint ventures.

11.	Investment in Debt Securities

As at December 31, 2010 and 2009, this account consists of:

	2010	2009
	(in million pesos)
National Power Corporation, or NAPOCOR, Zero Coupon Bond	334	312
Rizal Commercial Banking Corporation, or RCBC, Note	150	150

Noncurrent portion of investment in debt securities (Note 28)	484	462

NAPOCOR Zero Coupon Bonds

In 2007, Smart purchased, at a discount, a NAPOCOR Zero Coupon Bond, or NAPOCOR Bond, with a face value of Php380 million, maturing on November 29, 2012 at a net yield to maturity of 6.88%. The NAPOCOR Bond, which is classified as a financial asset held-to-maturity, is carried at amortized cost using the effective interest rate method. Interest income recognized on the NAPOCOR Bond amounted to Php22 million, Php20 million and Php19 million for the years ended December 31, 2010, 2009 and 2008, respectively.

RCBC Note

In 2008, Smart purchased at par a ten-year RCBC Tier 2 Note, or RCBC Note, with a face value of Php150 million bearing a fixed rate of 7.00% for the first five years and the step-up interest rate from the fifth year up to maturity date. The RCBC Note may be redeemed at the option of the Issuer at par plus accrued and unpaid interest on February 22, 2013. Smart designated the RCBC Note as held-to-maturity financial asset. Interest income recognized on the RCBC Note amounted to Php8 million for each of the years ended December 31, 2010 and 2009 and Php7 million for the year ended December 31, 2008.

12.	Investment Properties

Movements in investment properties account for the years ended December 31, 2010 and 2009 are as follows:

	2010	2009
	(in million pesos)
Balance at beginning of year	1,210	617
Transfer from property, plant and equipment (Note 9)	491	262
Net gains from fair value adjustments (Note 3)	6	352
Disposals	(147)	(21)
Balance at end of year (Notes 3 and 28)	1,560	1,210

Investment properties are stated at fair values, which have been determined annually based on the year-end appraisal performed by an independent firm of appraisers, an industry specialist in valuing these types of investment properties. The valuation undertaken was based on an open market value, supported by a market evidence in which assets could be exchanged between a knowledgeable willing buyer and seller in an arm’s length transaction at the dates of valuation. None of our investment properties are being leased to third parties that earn rental income.

Repairs and maintenance expenses relating to investment properties amounted to Php75 million, Php24 million and Php3 million for the years ended December 31, 2010, 2009 and 2008, respectively.

13.	Business Combinations and Acquisition of Non-Controlling Interests

2009 Acquisitions

PLDT’s Acquisition of Philcom

On January 3, 2009, PLDT, PremierGlobal Resources and Philippine Global Communications, Inc., or PGCI, executed a Share Assignment Agreement wherein PGCI sold to PLDT the rights, title and interest in all of the outstanding shares of Philcom’s common stock for a cash consideration of Php75 million.

The purchase price consideration has been allocated to the assets and liabilities on the basis of fair values at the date of acquisition as follows:

(in million pesos)
Assets:
Property, plant and equipment	1,851
Available-for-sale financial assets	5
Deferred income tax assets – net	3
Cash and cash equivalents	51
Trade and other receivables	204
Inventories and supplies – net	15
Prepayments	8

2,137

Liabilities:
Long-term debt	340
Deferred income tax liabilities – net	381
Pension and other employee benefits	13
Accounts payable	1,206
Accrued expenses and other current liabilities	77
Dividends payable	2
Income tax payable	3

2,022

115
Non-controlling interests	40

Net assets acquired	75

Non-controlling interests represent the interest not owned by Philcom in its two subsidiaries, which is measured at proportionate share in fair values of identifiable assets and liabilities acquired at the date of acquisition.

The fair value and gross amount of trade and other receivables amounted to Php204 million and Php679 million, respectively. The amount of allowance for impairment for uncollectible trade and other receivables amounted to Php475 million.

Total revenues and net income of Philcom included in our 2009 consolidated income statement from the time of acquisition until December 31, 2009 amounted to Php387 million and Php2 million, respectively.

ePLDT’s Acquisition of BayanTrade

On January 20, 2009 and April 15, 2009, ePLDT acquired additional equity interest of 34.3% and 48.4%, respectively, in BayanTrade for a cash consideration of Php28 million and Php39 million, respectively, thereby increasing its ownership interest to 93.5% as at April 15, 2009.

The purchase price consideration has been allocated to the assets and liabilities on the basis of fair values on April 15, 2009 as follows:

		Fair Value
	Previous	Recognized on
	Carrying Value	Acquisition
	(in million pesos)
Assets:
Property, plant and equipment	21	21
Goodwill (Note 14)	184	216
Deferred income tax assets – net	19	19
Advances and refundable deposits	11	7
Cash and cash equivalents	6	6
Trade and other receivables	179	156
Prepayments and other current assets	6	–
	426	425

Liabilities:
Long-term debt	150	150
Pension and other employee benefits	5	5
Other noncurrent liabilities	59	16
Accounts payable	85	121
Accrued expenses and other current liabilities	75	82

	374	374

	52	51
Non-controlling interests	(9)	(10)

Net assets acquired	61	61

The net assets acquired in the December 31, 2009 consolidated financial statements were based on a provisional assessment of fair value as we are still in the process of determining the fair value of BayanTrade’s identifiable assets and liabilities. The results of this valuation had not been finalized as at the date the 2009 consolidated financial statements were approved for issuance by the Board of Directors.

The valuation of BayanTrade’s assets was completed in 2010 and the fair value of goodwill increased by Php32 million to Php216 million as a result of adjustments in the fair values of certain assets and liabilities as presented in the above table. The 2009 comparative information was no longer restated to reflect the adjustments and instead, were accounted for as current year adjustments.

The fair value of trade and other receivables and advances and refundable deposits amounted to Php166 million and Php7 million, respectively. The gross amount of trade and other receivables and advances and refundable deposits amounted to Php165 million and Php7 million, respectively. The amount of allowance for impairment for uncollectible trade and other receivables amounted to Php9 million. None of the advances and refundable deposits has been impaired and it is expected that the full contractual amount can be collected.

The goodwill of Php216 million pertains to the fair value of assembled workforce which offers managed information technology services and has personnel with skills in Systems, Applications and Products, Microsoft and other Enterprise Resource Planning, or ERP. BayanTrade has the largest pool of ERP practitioners in the South East Asia region.

Our consolidated revenues would have increased by Php61 million while our consolidated net income would have decreased by Php19 million for the year ended December 31, 2009 had the acquisition of BayanTrade actually taken place on January 1, 2009. Total revenues and net losses of BayanTrade included in our 2009 consolidated income statement from April 15, 2009 to December 31, 2009 amounted to Php275 million and Php27 million, respectively.

Smart’s Acquisition of Non-Controlling Interests in PCEV

Smart’s Board of Directors approved on June 19, 2009 a tender offer to acquire at Php8.50 per share, fully payable in cash on August 12, 2009, from PCEV’s non-controlling shareholders up to approximately 840 million shares which is approximately 7.2% of the outstanding common stock of PCEV at that time. Smart filed the Tender Offer Report with the Philippine SEC and the PSE on June 23, 2009 pursuant to Section 19 of the Securities Regulation Code, or SRC. The tender offer commenced on July 1, 2009 and ended on July 29, 2009, with approximately 93.0% of PCEV’s non-controlling shares tendered, thereby increasing Smart’s ownership to approximately 99.5% of the outstanding common stock of PCEV. The aggregate cost for the tender offer paid by Smart to non-controlling shareholders on August 12, 2009 amounted to Php6,618 million, from which Smart recognized an excess of acquisition cost over the carrying value of non-controlling interests acquired of Php5,479 million presented as part of capital in excess of par value account under “Equity” in our consolidated statement of financial position.

Smart’s Acquisition of Shares in BOW

In July 2009, Smart (through its subsidiary, SCH) increased its shareholdings in BOW, a Dublin-based company delivering GSM communication capability for the merchant maritime sector to approximately 1.2 million shares representing 51.0% of the total issued and outstanding             shares of BOW from 381 thousand shares or 28.3%. Total acquisition cost for Smart’s investment in BOW amounted to US$9 million, or Php439 million, which consists of: (a) US$4 million, or Php182 million, in cash; (b) US$2 million, or Php119 million, worth of advances; and (c) fair value of previously held interest amounting to US$3 million, or Php138 million. Net cash outflow related to the acquisition was US$12 million, or Php552 million, representing cash payment of US$17 million, or Php783 million, net of cash acquired from BOW of US$5 million, or Php231 million.

The purchase price consideration has been allocated to the assets and liabilities on the basis of fair values in July 2009 as follows:

	In U.S. Dollar	In Php(1)
	(in millions)
Assets:
Property, plant and equipment	12	558
Goodwill (Note 14)	1	45
Intangible assets (Note 14)	5	221
Advances and refundable deposits	–	7
Cash and cash equivalents	5	231
Trade and other receivables	–	33
Prepayments	–	31

	23	1,126

Liabilities:
Long-term debt	4	203
Accrued expenses and other current liabilities	2	106

	6	309

	17	817
Non-controlling interests	8	378

Net assets acquired	9	439

(1)	Converted to Philippine Peso using the exchange rate at the time of purchase of Php48.07 to US$1.00.

Non-controlling interests represent interest not owned by Smart, which is measured at proportionate share in fair values of identifiable assets and liabilities acquired at the date of acquisition.

The fair value of trade and other receivables and advances and refundable deposits, which is equal to gross amount, amounted to Php33 million and Php7 million, respectively.

The acquisition date fair value of previously held equity interest of 28.3% by Smart immediately before the acquisition date amounted to Php138 million. The amount of loss recognized as a result of remeasuring previously held equity interest to fair value amounted to Php381 million and is included in “Equity share in net earnings of associates and joint ventures” in our consolidated income statement.

The goodwill of Php45 million pertains to the fair value of the synergies arising from the acquisition of BOW by SCH. BOW complements Smart Link, Smart’s satellite service catering to the mobile communication requirements of the international maritime market.

Our consolidated revenues would have increased by Php68 million while our consolidated net income would have decreased by Php300 million for the year ended December 31, 2009 had the additional acquisition of BOW actually taken place on January 1, 2009. Total revenues and net losses of BOW included in our 2009 consolidated income statement from July 2009 to December 31, 2009 amounted to Php10 million and Php906 million, respectively.

SPi’s Acquisition of Laguna Medical Systems, Inc., or Laguna Medical

On August 31, 2009, SPi acquired through SPi-America, a wholly-owned U.S. subsidiary of SPi, a 100% equity interest in Laguna Medical for a cash contribution of US$6.6 million, or Php313 million, plus a contingent consideration in the form of a mandatory put-call option with an aggregate fair value at acquisition date of US$5.4 million, or Php257 million. As at date of the acquisition, the net cash outflows related on acquisition was US$5.6 million, or Php287 million, representing cash payments of US$6.6 million, or Php313 million, net of cash acquired from Laguna Medical of US$1 million, or Php26 million. Total purchase price consideration including the fair market value of contingent liability at acquisition date amounted to US$12 million, or Php579 million. Incidental cost related to the acquisition was recognized as expense. See Note 21 – Deferred Credits and Other Noncurrent Liabilities and Note 23 – Accrued Expenses and Other Current Liabilities.

The purchase price consideration has been allocated to the assets and liabilities on the basis of fair values at the date of acquisition as follows:

	Previous Carrying Value		Fair Value Recognized on Acquisition
	In U.S. Dollar	In Php(1)	In U.S. Dollar	In Php(1)
		(in millions)
Assets:
Property, plant and equipment	–	8	–	8
Goodwill (Note 14)	10	494	10	463
Intangible assets (Note 14)	–	–	2	73
Deferred income tax assets – net	1	10	–	3
Cash and cash equivalents	1	26	1	26
Trade and other receivables	1	59	1	53
Other current assets	–	–	–	15

	13	597	14	641

Liabilities:
Accounts payable	–	–	–	4
Accrued expenses and other current liabilities	1	27	1	24
Deferred income tax liabilities – net	–	–	1	26
Other current liabilities	–	–	–	8

	1	27	2	62

Net assets acquired	12	570	12	579

(1)	Converted to Philippine Peso using the exchange rate at the time of purchase of Php47.42 to US$1.00.

The net assets acquired in the December 31, 2009 consolidated financial statements were based on a provisional assessment of fair value, while the PLDT Group sought an independent valuation on the value of Laguna Medical’s assets. The results of this valuation had not been received as at the date the 2009 consolidated financial statements were approved for issuance by the Board of Directors.

The valuation of Laguna Medical’s assets was completed in 2010 and the fair value of intangible assets were determined to be Php73 million. The fair value of goodwill decreased by Php31 million to Php463 million as a result of adjustments in the fair values of intangible assets and certain assets and liabilities as presented in the above table. The 2009 comparative information were no longer restated to reflect the adjustments and instead were accounted for as current year adjustments.

The goodwill pertains to the fair value of expansion of the healthcare product offering of SPi and other unidentified intangible assets that did not qualify as intangible assets under PAS 38.

The intangible assets pertaining to Laguna Medical’s customer relationship and internally developed software were determined at Php50 million and Php23 million, respectively, with estimated useful lives of eight and three years, respectively. Intangible assets were valued by an independent appraiser based on multiple excess earnings approach using weighted average cost of capital of 10.7%.

The fair value of trade and other receivables, which is equal to gross amount, amounted to Php53.4 million. The amount of allowance for impairment for uncollectible trade and other receivables amounted to Php0.4 million.

Our consolidated revenues would have increased by Php237 million while our consolidated net income would have increased by Php8 million for the year ended December 31, 2009 had the acquisition of Laguna Medical actually taken place on January 1, 2009. Total revenues and net income of Laguna Medical included in our 2009 consolidated income statement from August 31, 2009 to December 31, 2009 amounted to Php103 million and Php0.3 million, respectively.

Smart’s Acquisition of PDSI

In May and October 2009, Smart acquired an aggregate of approximately 84 million shares, representing the total issued and outstanding capital stock of PDSI, for a total consideration of Php1,569 million. The acquisition was completed on two dates: (a) the first closing took place on May 14, 2009 and involved the acquisition of approximately 34 million shares representing 40% of the issued and outstanding shares of PDSI for a consideration of Php632 million; and (b) the second closing took place on October 2, 2009 and involved the acquisition of the remaining approximately 50 million shares representing 60% of the issued and outstanding             shares of PDSI for a consideration of Php937 million.

The purchase price consideration has been allocated to the assets and liabilities on the basis of fair values at the date of acquisition as follows:

		Fair Value
	Previous	Recognized on
	Carrying Value	Acquisition
	(in million pesos)
Assets:
Property, plant and equipment	42	115
Goodwill (Note 14)	1,597	1,530
Intangible assets (Note 14)	–	23
Prepayments	10	10
Advances and refundable deposits – net of current portion	8	8
Cash and cash equivalents	12	12
Trade and other receivables	42	42
Current portion of advances and refundable deposits	6	6

	1,717	1,746

Liabilities:
Deferred income tax liabilities – net	–	29
Accounts payable	30	30
Accrued expenses and other current liabilities	116	116
Income tax payable	2	2
	148	177
Net assets acquired	1,569	1,569

The net assets acquired in the December 31, 2009 consolidated financial statements were based on a provisional assessment of fair value, while the PLDT Group sought an independent valuation on the value of PDSI’s assets. The results of this valuation had not been received as at the date the 2009 consolidated financial statements were approved for issuance by the Board of Directors.

The valuation of PDSI’s assets was completed in 2010 and the fair value of property, plant and equipment and intangible assets were determined to be Php115 million and Php16 million, respectively. The fair value of goodwill decreased by Php67 million to Php1,530 million as a result of adjustments in the fair values of property, plant and equipment, intangible assets and deferred income tax liabilities – net. The 2009 comparative information were no longer restated to reflect the adjustments and instead were accounted for as current year adjustments.

The goodwill of Php1,530 million pertains to the fair value of the synergies arising from the acquisition of PDSI by Smart. PDSI complements SBI’s broadband internet service.

Our consolidated revenues would have increased by Php241 million while our consolidated net income would have decreased by Php9 million for the year ended December 31, 2009 had the acquisition of PDSI actually taken place on January 1, 2009. Total revenues and net losses of PDSI included in our 2009 consolidated net income from October 2, 2009 to December 31, 2009 amounted to Php80 million and Php13 million, respectively.

Smart’s Acquisition of Chikka

On December 18, 2009, Smart acquired 120 thousand common shares, representing 100% of the outstanding share capital of Chikka for a total consideration of US$13.5 million, or Php629 million, of which US$12.1 million, or Php564 million, was paid in cash on December 18, 2009 and the balance of US$1.4 million, or Php65 million, was paid on September 27, 2010 upon completion of the post closing provisions. See Note 23 – Accrued Expenses and Other Current Liabilities.

The purchase price consideration has been allocated to the assets and liabilities on the basis of fair values at the date of acquisition, as described below:

		Fair Value
	Previous	Recognized on
	Carrying Value	Acquisition
	(in million pesos)
Assets:
Property, plant and equipment	8	8
Goodwill (Note 14)	561	469
Intangible assets (Note 14)	27	159
Advances and refundable deposits – net of current portion	1	1
Cash and cash equivalents	89	89
Trade and other receivables	51	51
Current portion of advances and refundable deposits	19	19

	756	796

Liabilities:
Deferred income tax liabilities – net	–	40
Accounts payable	8	8
Accrued expenses and other current liabilities	105	105
Accrued retirement benefits	12	12
Income tax payable	2	2

	127	167

Net assets acquired	629	629

The net assets acquired in the December 31, 2009 consolidated financial statements were based on a provisional assessment of fair value, while the PLDT Group sought an independent valuation on the value of Chikka’s assets. The results of this valuation had not been received as at the date the 2009 consolidated financial statements were approved for issuance by the Board of Directors.

The valuation of Chikka’s assets was completed in 2010 and the fair value of intangible assets for technology tradename, patents and trademarks were determined to be Php119 million. The fair values of goodwill decreased by Php92 million to Php469 million as a result of adjustments in the fair values of intangible assets and deferred income tax liabilities – net. The 2009 comparative information were no longer restated to reflect the adjustments and instead were accounted for as current year adjustments.

The fair value of trade and other receivables and advances and refundable deposits amounted to Php51 million and Php20 million, respectively. The gross amount of trade and other receivables and advances and refundable deposits amounted to Php67 million and Php20 million, respectively. The amount of allowance for impairment for uncollectible amount for trade and other receivables amounted to Php16 million. None of the advances and refundable deposits has been impaired and it is expected that the full contractual amount can be collected.

The goodwill of Php469 million pertains to the fair value of the synergies arising from the acquisition of Chikka by Smart. As a content provider, Chikka enhances Smart’s revenue stream from VAS.

Our consolidated revenues would have increased by Php189 million while our consolidated net income would have decreased by Php6 million for the year ended December 31, 2009 had the acquisition of Chikka actually taken place on January 1, 2009. The results of operation of Chikka from December 18, 2009 to December 31, 2009 were not included in our 2009 consolidated income statement since it was not material.

14.	Goodwill and Intangible Assets

Movements in goodwill and intangible assets for the years ended December 31, 2010 and 2009 are as follows:

	Intangible Assets										Total Goodwill
						Technology			Total		and Intangible
	Customer List		Spectrum	Licenses		Application		Trademark	Intangible Assets	Goodwill	Assets
	(in million pesos)
December 31, 2010
Costs:
Balance at beginning of year	1,655	1,205		613	967		27		4,467	15,201	19,668
Additions	19	–		19	4		1		43	–	43
Translation and other adjustments (Note 13)	(42)	–		(78)	22		131		33	(468)	(435)

Balance at end of year	1,632	1,205		554	993		159		4,543	14,733	19,276

Accumulated amortization and impairment:
Balance at beginning of year	995	428		448	964		–		2,835	3,809	6,644
Impairment during the year (Notes 4 and 5)	56	–		18	–		–		74	1,169	1,243
Amortization during the year (Note 3)	219	81		36	11		41		388	–	388
Translation and other adjustments (Note 13)	(58)	–		(76)	2		–		(132)	(352)	(484)

Balance at end of year	1,212	509		426	977		41		3,165	4,626	7,791

Net balance at end of year (Notes 3 and 28)	420	696		128	16		118		1,378	10,107	11,485

Estimated useful lives (in years)	1 – 8	15		2 – 18	3 – 5		1 – 10		–	–	–
Remaining useful lives (in years)	1 – 7	9		1 – 12	2 – 4		9		–	–	–

December 31, 2009
Costs:
Balance at beginning of year	1,696	1,205		370	894		–		4,165	12,289	16,454
Business combinations (Notes 3, 13 and 21)	–	–		221	–		27		248	3,013	3,261
Translation and other adjustments (Note 13)	(41)	–		22	73		–		54	(101)	(47)
Balance at end of year	1,655	1,205		613	967		27		4,467	15,201	19,668

Accumulated amortization and impairment:
Balance at beginning of year	794	348		203	860		–		2,205	3,799	6,004
Impairment during the year	–	–		213	73		–		286	93	379
Amortization during the year (Note 3)	220	80		37	31		–		368	–	368
Translation and other adjustments	(19)	–		(5)	–		–		(24)	(83)	(107)
Balance at end of year	995	428		448	964		–		2,835	3,809	6,644

Net balance at end of year (Notes 3 and 28)	660	777		165	3		27		1,632	11,392	13,024

Estimated useful lives (in years)	1 – 7	15		3 – 18	4 – 5		6		–	–	–
Remaining useful lives (in years)	1 – 4	10		2 – 13	1		6		–	–	–

Intangible Assets

Intangible Assets from Acquisition of SPi, Level Up! and CyMed, Inc., or CyMed

In 2008, ePLDT recognized impairment in its intangible assets in SPi and Level Up! amounting to Php123 million and Php5 million, respectively, representing write-downs to recoverable amount using the value in use approach. The impairment resulted from a projected decline in revenues related to certain customer relationship and license agreements. The value in use was based on the discounted cash flow projection using the most recent financial forecast approved by management. In 2009, ePLDT performed an impairment testing in its intangible assets from the acquisition of SPi and Level Up! and no additional impairment charge was recognized.

In 2010, ePLDT impaired its remaining intangible assets from the acquisition of SPi and CyMed amounting to Php19 million and Php38 million, respectively, pertaining to the medical transcription business of SPi, since the carrying amount of the individual assets of the said business is deemed unrecoverable. Further, ePLDT impaired its remaining intangible assets from the acquisition of Level Up! amounting to Php4 million based on the expected selling price of Level Up!.

Intangible Assets from Acquisition of BOW

In 2009, Smart recognized intangible assets of Php221 million for licenses and fees in BOW for the perpetual and exclusive worldwide maritime licenses granted by Altobridge, Limited to BOW to facilitate the successful communication between GSM and satellite communication networks. Smart recognized an impairment charge of Php213 million, net of amortization of Php8 million, for the year ended December 31, 2009, reducing the amount of intangible assets in BOW to zero as at December 31, 2009. The impairment loss resulted from the annual impairment test done on the Company’s assets. See Note 9 – Property, Plant and Equipment for the basis of impairment valuation.

Intangible Assets from Acquisition of Chikka and PDSI

In 2009, Smart recognized intangible assets of Php27 million in Chikka for patents and trademark relating to Chikka’s internet-based instant messaging facility.

In 2010, Smart recognized intangible assets of Php92 million for technology and tradename and Php16 million for technology and customer base acquired in the purchase of Chikka Group and PDSI, respectively, based on the result of the valuation done by an independent appraiser, see Note 13 – Business Combinations and Acquisition of Non-Controlling Interests.

The consolidated future amortization of intangible assets as at December 31, 2010 is as follows:

Year	(in million pesos)
2011	274
2012	260
2013	208
2014	123
2015 and onwards	513

Balance at end of year	1,378

Impairment Testing of Goodwill

Goodwill from Acquisition of SBI, CURE, Airborne Access, PDSI and Chikka

The organizational structure of Smart and its subsidiaries is designed to monitor financial operations based on fixed line and wireless segmentation. Management provides guidelines and decisions on resource allocation, such as continuing or disposing of asset and operations by evaluating the performance of each segment through review and analysis of available financial information on the fixed and wireless segments. As at December 31, 2010, Smart’s goodwill comprised of goodwill resulting from Smart’s acquisition of SBI in 2004, CURE in 2008, SBI’s acquisition of a 99.4% equity interest in Airborne Access from ePLDT in 2008 and Smart’s acquisition of PDSI and Chikka in 2009. The test for recoverability of Smart’s goodwill was applied to the wireless asset group, which represents the lowest level for which identifiable cash flows are largely independent of the cash inflows from other groups of assets and liabilities.

Although revenue streams may be segregated among Smart, CURE, SBI and PDSI through subscribers availing themselves of their respective cellular (for Smart and CURE) and wireless broadband (for SBI and PDSI) services, the cost items and cash flows are difficult to carve out due largely to the significant portion of shared and common-used network/platform. In the case of CURE, it provides cellular services to its subscribers using Smart’s 2G network. SBI, on the other hand, provides broadband wireless access to its subscribers using Smart’s cellular base stations and fiber optic and IP backbone, as well as the Worldwide Interoperability for Microwave Access technology of PDSI. With the common use of wireless assets of Smart in providing 3G cellular and wireless broadband access, the lowest level of assets of CURE, SBI and PDSI for which cash flows are clearly identifiable from other groups of assets is Smart’s wireless business segment. On the other hand, Chikka’s mobile applications and content are developed mainly for the cellular subscribers of Smart and CURE.

The recoverable amount of this segment had been determined on the basis of value in use calculations using cash flow projections based on the financial budgets approved by the Board of Directors, covering a five-year period from 2011 to 2015. The pre-tax discount rate applied to cash flow projections is 8.8% and cash flows beyond the five-year period are determined using a 2.5% growth rate that is the same as the long-term average growth rate for the telecommunications industry.

Goodwill from Acquisition of BOW

In December 2009, SCH recognized full impairment loss of Php45 million on goodwill resulting from its acquisition of BOW. The impairment loss resulted from the annual impairment test on the assets. See
Note 9 – Property, Plant and Equipment for the basis of impairment valuation.

Goodwill from Acquisition of SPi and its Subsidiaries, CyMed, Springfield Service Corp., or Springfield, and Laguna Medical

The goodwill acquired through the SPi, CyMed, Springfield and Laguna Medical transactions was allocated for impairment testing to each of the cash-generating units of those businesses, namely medical transcription, litigation, content solutions, medical billing and medical coding, respectively. The recoverable amount of goodwill was determined using the value in use approach. Value in use was based on the cash flow projections of the most recent financial budgets and forecasts approved by the Board of Directors, which management believes are reasonable and are management’s best estimate of the ranges of economic conditions that will exist over the remaining useful life of the asset. The pre-tax discount rate applied was 15% which was based on the weighted average cost of capital adjusted for the difference in currency and specific risks associated with the assets or business of a cash-generating unit.

Since the carrying amount of the individual assets exceeded the recoverable amount, ePLDT recognized an impairment losses of Php905 million and Php1,815 million for the years ended December 31, 2010 and 2008, respectively, pertaining to the medical transcription business of SPi and CyMed and medical transcription and litigation businesses of SPi, respectively. In 2009, ePLDT performed an impairment testing in its goodwill from the acquisition of SPi and its Subsidiaries, CyMed, Springfield and Laguna Medical, and no additional impairment charge was recognized.

Goodwill from Acquisition of Level Up!

Goodwill acquired from our acquisition in 2006 of a 60% equity interest in Level Up! was tested for impairment where the recoverable amount was determined using the value in use approach. Value in use was based on the cash flow projections of the most recent financial budgets and forecasts approved by the Board of Directors of ePLDT. The pre-tax discount rate of 22% was applied based on the weighted average cost of capital adjusted for specific risks associated with the assets or business. ePLDT recognized an impairment charge of Php48 million and Php203 million for the years ended December 31, 2010 and 2008, respectively, pertaining to the goodwill from acquisition of Level Up!. In 2009, ePLDT performed an impairment testing in its goodwill from the acquisition of Level Up! and no additional impairment charge was recognized.

Goodwill from Acquisition of Digital Paradise

Goodwill acquired from the acquisition of Digital Paradise was tested for impairment based on the recoverable amount of the long lived assets where recoverable amount was determined based on the cash flow projections on the most recent financial budgets and forecasts approved by the Board of Directors. The pre-tax discount rate applied was 22% which was based on the weighted average cost of capital. ePLDT recognized full impairment provision of Php85 million as at December 31, 2009.

Goodwill from Acquisition of BayanTrade

Goodwill acquired from the acquisition of BayanTrade was tested for impairment based on the recoverable amount of the long lived assets, determined based on the cash flow projections on the most recent financial budgets and forecasts approved by the Board of Directors. The pre-tax discount rate applied was 22%, which was based on the weighted average cost of capital. ePLDT recognized full impairment provision of Php216 million as at December 31, 2010.

15.	Cash and Cash Equivalents

As at December 31, 2010 and 2009, this account consists of:

	2010	2009
	(in million pesos)
Cash on hand and in banks (Note 28)	2,906	3,300
Temporary cash investments (Note 28)	33,772	35,019

	36,678	38,319

Cash in banks earns interest at prevailing bank deposit rates. Temporary cash investments are made for varying periods of up to three months depending on our immediate cash requirements, and earn interest at the prevailing short-term deposit rates. Due to the short-term nature of such transactions, the carrying value approximates the fair value of our temporary cash investments. See Note 28 – Financial Assets and Liabilities.

Interest income earned from cash in banks and temporary cash investments amounted to Php1,081 million, Php1,185 million and Php1,523 million for the years ended December 31, 2010, 2009 and 2008, respectively.

16.	Trade and Other Receivables

As at December 31, 2010 and 2009, this account consists of receivables from:

	2010	2009
	(in million pesos)
Retail subscribers (Note 28)	8,917	8,026
Corporate subscribers (Notes 24 and 28)	7,998	9,106
Foreign administrations (Note 28)	4,479	4,353
Domestic carriers (Notes 24 and 28)	1,591	1,267
Dealers, agents and others (Notes 18, 24 and 28)	5,273	3,927

	28,258	26,679
Less allowance for doubtful accounts (Notes 3, 5 and 28)	11,830	11,950

(Notes 3, 5 and 28)	16,428	14,729

Movements in the allowance for doubtful accounts for the years ended December 31, 2010 and 2009 are as follows:

		Corporate		Foreign		Dealers,
	Total	Subscribers	Retail Subscribers	Administrations	Domestic Carriers	Agents and Others
	(in million pesos)
December 31, 2010
Balance at beginning of year	11,950	6,677	4,480	289	83	421
Provisions for the year (Notes 3, 4 and 5)	834	152	493	–	64	125
Write-offs	(932)	(562)	(284)	(5)	–	(81)
Translation and other adjustments	(22)	(311)	356	(126)	(9)	68

Balance at end of year	11,830	5,956	5,045	158	138	533

Individual impairment	8,861	5,413	2,745	158	138	407
Collective impairment	2,969	543	2,300	–	–	126

	11,830	5,956	5,045	158	138	533

Gross amount of receivables individually impaired, before deducting any impairment allowance	8,861	5,413	2,745	158	138	407

December 31, 2009
Balance at beginning of year	12,336	6,323	5,089	439	174	311
Provisions for the year (Notes 3, 4 and 5)	2,335	670	1,512	18	35	100
Business combinations (Note 13)	513	36	454	–	–	23
Write-offs	(22)	(1,178)	(1,657)	(216)	(157)	(4)
Translation and other adjustments	(3,212)	826	(918)	48	31	(9)
Balance at end of year	11,950	6,677	4,480	289	83	421

Individual impairment	9,624	6,256	2,595	289	83	401
Collective impairment	2,326	421	1,885	–	–	20

	11,950	6,677	4,480	289	83	421

Gross amount of receivables individually impaired, before deducting any impairment allowance	9,624	6,256	2,595	289	83	401

Receivables from foreign administrations and domestic carriers represent receivables arising from interconnection agreements with other telecommunications carriers. The aforementioned amounts of receivables are shown net of related payable to the same telecommunications carriers where a legal right of offset exists and settlement is facilitated on a net basis.

17.	Inventories and Supplies

As at December 31, 2010 and 2009, this account consists of:

	2010	2009
	(in million pesos)
Spare parts and supplies:
At net realizable value	1,152	982
At cost	2,163	1,998
Terminal and cellular phone units:
At net realizable value	737	652
At cost	918	981
Others:
At net realizable value	330	531
At cost	333	534
Total inventories at the lower of cost or net realizable value (Notes 3, 4, 5 and 28)	2,219	2,165

The cost of inventories and supplies recognized as expense for the years ended December 31, 2010, 2009 and 2008 are as follows:

	2010	2009	2008
	(in million pesos)
Cost of sales	3,517	4,714	4,380
Repairs and maintenance	357	429	549
Write-down of inventories and supplies (Notes 3, 4 and 5)	108	389	242
	3,982	5,532	5,171

18.	Prepayments

As at December 31, 2010 and 2009, this account consists of:

	2010	2009
	(in million pesos)
Prepaid taxes	7,476	7,768
Prepaid benefit costs (Notes 3 and 25)	5,333	5,414
Prepaid selling and promotions	1,011	102
Prepaid insurance (Note 24)	122	109
Prepaid rent – net (Notes 3 and 5)	53	208
Prepaid fees and licenses	40	44
Other prepayments	62	116

	14,097	13,761
Less current portion of prepayments (Note 28)	5,418	5,098

Noncurrent portion of prepayments (Note 28)	8,679	8,663

Prepaid taxes include creditable withholding taxes, input VAT and real property taxes.

Prepaid benefit costs represent excess of plan assets over present value of defined benefit obligations recognized in our consolidated statements of financial position. See Note 25 – Share-based Payments and Employee Benefits.

Agreement between PLDT and Smart with ABC Development Corporation (TV5)

In 2010, PLDT and Smart entered into advertising placement agreements with TV5, a subsidiary of PLDT Beneficial Trust Fund through its investee company, MediaQuest Holdings, Inc., for the airing and telecast of advertisements and commercials of PLDT and Smart on TV5’s television network for a period of five years. As at December 31, 2010, total prepayment under the advertising placement agreements amounted to Php893 million.

Option to Purchase Series C Preferred Shares of ProtoStar

On September 16, 2008, PLDT signed an option to purchase Series C Preferred Shares of ProtoStar pursuant to which PLDT was entitled to subscribe for and purchase 39.7 million Series C Preferred Shares at the exercise price of US$0.6925 per share during the exercise period. PLDT paid US$27.5 million to ProtoStar as a deposit to pay the exercise price if PLDT exercised the option or, if not exercised, such payment would be applied as payment of Priority Deposit to ProtoStar under the Space Segment Services Agreement between PLDT and ProtoStar. On May 15, 2009, PLDT formally advised ProtoStar that it will not exercise its option to purchase ProtoStar’s Series C Preferred Shares and that it has elected to apply the US$27.5 million it had paid for such option as Priority Deposit under the Space Segment Services Agreement, which amount will be deemed as full payment of the space segment services upon Commencement Date under said agreement.

On July 29, 2009, ProtoStar and its affiliates ProtoStar Satellite Systems, Inc., ProtoStar I Ltd., ProtoStar II Ltd., ProtoStar Development Ltd. and ProtoStar Asia Pte. Ltd. each filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. An auction of ProtoStar’s ProtoStar I satellite was held in October 2009 and of ProtoStar’s ProtoStar II satellite in December 2009, the proceeds of which were to be distributed to ProtoStar’s secured lenders and the balance, if any, to its unsecured lenders. During the pendency of the proceedings, however, the unsecured creditors challenged the perfection of the secured lenders’ security over the satellites. Thereafter, settlement negotiations were commenced among ProtoStar, the secured lenders and the unsecured creditors. The parties reached a settlement, the terms of which are embodied in ProtoStar’s “Plan of Reorganization.” This Plan was confirmed by the bankruptcy court at a hearing held on October 6, 2010 in Delaware. The filing of the bankruptcy case and the eventual sale of the ProtoStar I satellite constitute a breach by ProtoStar of the Space Segment Services Agreement. On this basis, we recognized a full impairment provision of US$27.5 million, or Php1,304 million, in 2009 with respect to our Priority Deposit to ProtoStar under the Space Segment Services Agreement. On October 22, 2010, PLDT received approximately US$3.3 million as settlement of its claim and recognized such as “Other income” in the consolidated income statements. The remaining amount of US$24.2 million, for which full provision was made in 2009, was permanently written-off in our consolidated statement of financial position.

19.	Equity

The movements of PLDT’s capital account for the years December 31, 2008, 2009 and 2010 are as follows:

	Preferred Stock –
	Php10 par value per share
	Series		Total		Common Stock –
	A to HH	IV	Preferred Stock		Php5 par value per share
	Number of Shares			Amount	Number of Shares	Amount
			(in millions)
Authorized			823	Php8,230	234	Php1,170

Issued
Balances as at January 1, 2008	405	36	441	Php4,417	188	Php943
Issuance	–	–	–	1	–	1
Conversion	–	–	–	(3)	1	3

Balances as at December 31, 2008	405	36	441	Php4,415	189	Php947

Balances as at January 1, 2009	405	36	441	Php4,415	189	Php947
Issuance	–	–	–	2	–	–
Conversion	–	–	–	(1)	–	–

Balances as at December 31, 2009	405	36	441	Php4,416	189	Php947

Balances as at January 1, 2010	405	36	441	Php4,416	189	Php947
Issuance	–	–	–	3	–	–

Balances as at December 31, 2010	405	36	441	Php4,419	189	Php947

Preferred Stock

On January 26, 2010, the Board of Directors designated 100 thousand shares of preferred stock as Series II 10% Cumulative Convertible Preferred Stock for issuance from January 1, 2010 to December 31, 2012. There were no issued Series II 10% Cumulative Convertible Preferred Stock as at March 1, 2011.

The preferred stock is non-voting, except as specifically provided by law, and is preferred as to liquidation.

The Series A to II 10% Cumulative Convertible Preferred Stock earns cumulative dividends at an annual rate of 10%. After the lapse of one year from the last day of the year of issuance of a particular series of 10% Cumulative Convertible Preferred Stock, any holder of such series may convert all or any of the shares of 10% Cumulative Convertible Preferred Stock held by him into fully paid and non-assessable shares of Common Stock of PLDT, at a conversion price equivalent to 10% below the average of the high and low daily sales price of a share of Common Stock on the PSE, or if there have been no such sales on the PSE on any day, the average of the bid and the ask prices of a share of Common Stock of PLDT at the end of such day on such Exchange, in each such case averaged over a period of 30 consecutive trading days prior to the conversion date, but in no case shall the conversion price be less than the price set by the Board of Directors which, as at December 31, 2010, was Php5.00 per share. The number of shares of Common Stock issuable at any time upon conversion of one share of the subscriber investment plan, or SIP, or the 10% Cumulative Convertible Preferred Stock is determined by dividing Php10.00 by the then applicable conversion price.

In case the shares of Common Stock outstanding are at anytime subdivided into a greater or consolidated into a lesser number of shares, then the minimum conversion price per share of Common Stock will be proportionately decreased or increased, as the case may be, and in the case of a stock dividend, such price will be proportionately decreased, provided, however, that in every case the minimum conversion price shall not be less than the par value per share of Common Stock. In the event the relevant effective date for any such subdivision or consolidation of shares of stock dividend occurs during the period of 30 trading days preceding the presentation of any shares of 10% Cumulative Convertible Preferred Stock for conversion, a similar adjustment will be made in the sales prices applicable to the trading days prior to such effective date utilized in calculating the conversion price of the shares presented for conversion.

In case of any other reclassification or change of outstanding shares of Common Stock, or in case of any consolidation or merger of PLDT with or into another corporation, the Board of Directors shall make such provisions, if any, for adjustment of the minimum conversion price and the sale price utilized in calculating the conversion price as the Board of Directors, in its sole discretion, shall deem appropriate.

At PLDT’s option, the Series A to II 10% Cumulative Convertible Preferred Stock are redeemable at par value plus accrued dividends five years after the year of issuance.

The Series IV Cumulative Non-Convertible Redeemable Preferred Stock earns cumulative dividends at an annual rate of 13.5% based on the paid-up subscription price. It is redeemable at the option of PLDT at any time one year after subscription and at the actual amount paid for such stock, plus accrued dividends.

All preferred stocks limit the ability of PLDT to pay cash dividends unless all dividends on such preferred stock for all past dividend payment periods have been paid and or declared and set apart and provision has been made for the currently payable dividends.

Common Stock

In 2008, the Board of Directors approved a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s total outstanding shares of common stock. The share buyback program reflects PLDT’s commitment to capital management as an important element in enhancing shareholder value. This also reinforces initiatives that PLDT has already undertaken such as the declaration of special dividends on common stock in addition to the regular dividend payout equivalent to 70% of our earnings per share, after having determined that PLDT has the capacity to pay additional returns to shareholders. Under the share buyback program, PLDT reacquired shares on an opportunistic basis, directly from the open market through the trading facilities of the PSE and NYSE.

As at December 31, 2010, we had acquired a total of approximately 2.72 million shares of PLDT’s common stock at a weighted average price of Php2,388 per share for a total consideration of Php6,505 million in accordance with the share buyback program. As at December 31, 2009, we had acquired a total of approximately 2.68 million shares of PLDT’s common stock at a weighted average price of Php2,387 per share for a total consideration of Php6,405 million. See Note 8 – Earnings Per Common Share and Note 28 – Financial Assets and Liabilities.

Dividends Declared For The Year Ended December 31, 2010

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
					(in million pesos)
10% Cumulative Convertible Preferred Stock
Series CC	January 26, 2010	February 25, 2010	March 31, 2010	Php1.00	17
Series DD	January 26, 2010	February 11, 2010	February 26, 2010	1.00	3
Series EE	March 26, 2010	April 23, 2010	May 31, 2010	1.00	–
Series A, I, R, W, AA and BB	July 7, 2010	August 5, 2010	August 31, 2010	1.00	128
Series B, F, Q, V and Z	August 3, 2010	September 2, 2010	September 30, 2010	1.00	92
Series E, K, O and U	August 31, 2010	September 30, 2010	October 29, 2010	1.00	44
Series C, D, J, T and X	September 28, 2010	October 28, 2010	November 30, 2010	1.00	57
Series G, N, P and S	November 4, 2010	December 2, 2010	December 29, 2010	1.00	26
Series H, L, M and Y	December 7, 2010	January 4, 2011	January 31, 2011	1.00	42
					409

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 26, 2010	February 19, 2010	March 15, 2010	Php–	12
	May 13, 2010	May 27, 2010	June 15, 2010	–	13
	August 3, 2010	August 18, 2010	September 15, 2010	–	12
	November 4, 2010	November 19, 2010	December 15, 2010	–	12
					49

Common Stock
Regular Dividend	March 2, 2010	March 17, 2010	April 20, 2010	Php76.00	14,197
	August 3, 2010	August 19, 2010	September 21, 2010	78.00	14,570
Special Dividend	March 2, 2010	March 17, 2010	April 20, 2010	65.00	12,142

					40,909

Charged to retained earnings					41,367

*	Dividends were declared based on total amount paid up.

Dividends Declared For The Year Ended December 31, 2009

	Date			Amount
Class	Approved	Record	Payable		Per Share	Total
						(in million pesos)
Preferred Stock Subject to Mandatory Redemption
Series V	March 3, 2009	March 19, 2009	April 15, 2009		Php4.675	–
	June 9, 2009	June 25, 2009	July 15, 2009		4.675	–
	*August 4, 2009	August 22, 2009	September 10, 2009		0.051944 per day	–
Series VI	March 3, 2009	March 19, 2009	April 15, 2009	US$	0.09925	–
	June 9, 2009	June 25, 2009	July 15, 2009		0.09925	–
	August 25, 2009	September 24, 2009	October 15, 2009		0.09925	–
	**November 3, 2009	November 8, 2009	December 8, 2009		Php0.001103 per day	–

Charged to income						–

10% Cumulative Convertible Preferred Stock
Series CC	January 27, 2009	February 26, 2009	March 31, 2009		Php1.00	17
Series DD	January 27, 2009	February 13, 2009	February 27, 2009		1.00	3
Series EE	March 31, 2009	April 30, 3009	May 29, 2009		1.00	–
Series A, I, R, W, AA and BB	July 7, 2009	August 6, 2009	August 28, 2009		1.00	128
Series B, F, Q, V and Z	August 4, 2009	September 1, 2009	September 30, 2009		1.00	91
Series E, K, O and U	August 25, 2009	September 24, 2009	October 30, 2009		1.00	44
Series C, D, J, T and X	September 29, 2009	October 29, 2009	November 26, 2009		1.00	57
Series G, N, P, and S	November 3, 2009	December 3, 2009	December 29, 2009		1.00	26
Series H, L, M and Y	December 8, 2009	January 4, 2010	January 29, 2010		1.00	40

						406

Cumulative Non-Convertible	Redeemable Preferred Stock
Series IV***	January 27, 2009	February 20, 2009	March 15, 2009		Php–	12
	May 5, 2009	May 22, 2009	June 15, 2009		–	13
	August 4, 2009	August 19, 2009	September 15, 2009		–	13
	November 3, 2009	November 20, 2009	December 15, 2009		–	12

						50

Common Stock
Regular Dividend	March 3, 2009	March 18, 2009	April 21, 2009		Php70.00	13,124
	August 4, 2009	August 20, 2009	September 22, 2009		77.00	14,384
Special Dividend	March 3, 2009	March 18, 2009	April 21, 2009		60.00	11,250

						38,758

Charged to retained earnings						39,214

*	Only the holders of Series V Convertible Preferred Stock whose shares were originally issued on August 22, 2002 and mandatorily converted on August 23, 2009 are entitled to this final dividend.

**	Only the holders of Series VI Convertible Preferred Stock whose shares were originally issued on November 8, 2002 and mandatorily converted on November 9, 2009 are entitled to this final dividends.

***	Dividends are declared based on total amount paid up.

Dividends Declared For The Year Ended December 31, 2008

	Date			Amount
Class	Approved	Record	Payable		Per Share	Total
						(in million pesos)
Preferred Stock Subject to Mandatory Redemption
Series V	March 4, 2008	March 20, 2008	April 15, 2008		Php4.675	–
	*May 6, 2008	June 4, 2008	June 23, 2008		0.051944 per day	–
	June 10, 2008	June 26, 2008	July 15, 2008		4.675	–
	August 26, 2008	September 25, 2008	October 15, 2008		4.675	–
	December 9, 2008	December 24, 2008	January 15, 2009		4.675	–
Series VI	March 4, 2008	March 20, 2008	April 15, 2008	US$	0.09925	2
	*May 6, 2008	June 4, 2008	June 23, 2008		0.001103 per day	1
	June 10, 2008	June 26, 2008	July 15, 2008		0.09925	–
	August 26, 2008	September 25, 2008	October 15, 2008		0.09925	–
	December 9, 2008	December 24, 2008	January 15, 2009		0.09925	–

Charged to income						3

10% Cumulative Convertible Preferred Stock
Series CC	January 29, 2008	February 28, 2008	March 31, 2008		Php1.00	17
Series DD	January 29, 2008	February 15, 2008	February 29, 2008		1.00	3
Series EE	March 25, 2008	April 24, 2008	May 30, 2008		1.00	–
Series A, I, R, W, AA and BB	July 8, 2008	August 1, 2008	August 29, 2008		1.00	128
Series B, F, Q, V and Z	August 5, 2008	September 3, 2008	September 30, 2008		1.00	90
Series E, K, O and U	August 26, 2008	September 25, 2008	October 31, 2008		1.00	44
Series C, D, J, T and X	September 30, 2008	October 30, 2008	November 28, 2008		1.00	57
Series G, N, Pand S	November 4, 2008	December 4, 2008	December 29, 2008		1.00	26
Series H, L, M and Y	December 9, 2008	January 2, 2009	January 30, 2009		1.00	41

						406

Cumulative Non-Convertible	Redeemable Preferred Stock
Series IV**	January 29, 2008	February 22, 2008	March 15, 2008		Php–	12
	May 6, 2008	May 23, 2008	June 15, 2008		–	12
	July 8, 2008	August 7, 2008	September 15, 2008		–	13
	November 4, 2008	November 21, 2008	December 15, 2008		–	13

						50

Common Stock
Regular Dividend	March 4, 2008	March 19, 2008	April 21, 2008		Php68.00	12,853
	August 5, 2008	August 22, 2008	September 22, 2008		70.00	13,140
Special Dividend	March 4, 2008	March 19, 2008	April 21, 2008		56.00	10,585

						36,578

Charged to retained earnings						37,034

*	Only the holders of Series V and VI Convertible Preferred Stock whose shares were originally issued on June 4, 2001 and mandatorily converted on June 5, 2008 are entitled to these final dividends.

**	Dividends are declared based on total amount paid up.

Dividends Declared After December 31, 2010

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
					(in million pesos)
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 25, 2011	February 18, 2011	March 15, 2011	Php–	12

10% Cumulative Convertible Preferred Stock
Series CC	January 25, 2011	February 24, 2011	March 31, 2011	Php1.00	17
Series DD	January 25, 2011	February 10, 2011	February 28, 2011	1.00	2
Series FF	January 25, 2011	February 10, 2011	February 28, 2011	1.00	–
Series GG	January 25, 2011	February 24, 2011	March 31, 2011	1.00	–
					19

Common Stock
Regular Dividend	March 1, 2011	March 16, 2011	April 19, 2011	Php78.00	14,567
Special Dividend	March 1, 2011	March 16, 2011	April 19, 2011	66.00	12,326

					26,893

					26,924

*	Dividends were declared based on total amount paid up.

20.	Interest-bearing Financial Liabilities

As at December 31, 2010 and 2009, this account consists of the following:

	2010	2009
	(in million pesos)
Long-term portion of interest-bearing financial liabilities:
Long-term debt (Notes 4, 5, 9, 23, 26 and 28)	75,879	86,066
Obligations under finance lease (Notes 3, 4, 5, 23, 26 and 28)	9	13

	75,888	86,079

Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year (Notes 4, 5, 9, 23, 26 and 28)	13,767	10,384
Obligations under finance lease maturing within one year (Notes 3, 4, 5, 23, 26 and 28)	34	51
Notes payable (Notes 4, 5, 23, 26 and 28)	–	2,279
	13,801	12,714

Unamortized debt discount, representing debt issuance costs and any difference between the fair value of consideration given or received at initial recognition, included in the financial liabilities as at December 31, 2010 and 2009 are as follows:

	2010	2009
	(in million pesos)
Long-term debt (Note 28)	2,944	3,858
Obligation under finance lease	1	3

Unamortized debt discount at end of year	2,945	3,861

The following table describes all changes to unamortized debt discount as at December 31, 2010 and 2009.

	2010	2009
	(in million pesos)
Unamortized debt discount at beginning of year	3,861	4,577
Additions during the year	114	182
Revaluations during the year	(16)	22
Accretion during the year included as part of “Financing costs – net – Accretion on financial liabilities” (Note 5)	(1,014)	(920)
Unamortized debt discount at end of year	2,945	3,861

Long-term Debt

As at December 31, 2010 and 2009, long-term debt consists of:

Description	Interest Rates	2010			2009
				(in millions)
U.S. Dollar Debts:
Export Credit Agencies-Supported Loans:
Finnvera, Plc, or Finnvera	2.99% and US$ LIBOR + 0.05% to 1.35% in 2010 and US$ LIBOR + 0.05% to 1.35% in 2009	US$	82	Php3,590	US$	58	Php2,681
Exportkreditnamnden, or EKN	3.79% in 2010 and 2009		14	613		18	860
Kreditanstalt für Wiederaufbau, or KfW	US$ LIBOR + 0.65% to 2.50% in 2010 and 5.65% and US$ LIBOR + 0.65% to 2.50% in 2009	–		–	31		1,454

			96	4,203		107	4,995
Fixed Rate Notes	8.35% to 11.375% in 2010 and 2009	375		16,450	385		17,876
Term Loans:
Debt Exchange Facility	2.25% in 2010 and 2009		223	9,791		209	9,725
GSM Network Expansion Facilities	4.515% to 4.70% and US$ LIBOR + 0.42% to 1.85% in 2010 and 4.49% to 4.70% and US$ LIBOR + 0.42% to 1.85% in 2009	97		4,230	157		7,274
Others	2.79% + swap rate and US$ LIBOR + 0.42% to 0.50% in 2010 and 6%; 2.79% + swap rate and US$ LIBOR + 0.42% to 0.50% in 2009	85		3,740	118		5,484
		US$	876	Php38,414	US$	976	Php45,354

Philippine Peso Debts:
Corporate Notes	5.625% to 9.1038% and PDST-F + 1.25% in 2010 and 2009			Php29,677			Php24,863
Term Loans:
Unsecured Term Loans	6.125% to 8.7792% and PDST-F + 0.30% to 1.50% in 2010 and 6.125% to 8.7792% and PDST-F + 0.75% to 1.50% in 2009			21,439			26,088
Secured Term Loans	PDST-F + 1.375% and AUB’s prime rate in 2010 and PDST-F + 5.70% + Bank’s cost of funds; PDST-F + 1.375% and AUB’s prime rate in 2009			116			145

				51,232			51,096

Total long-term debt				89,646			96,450
Less portion maturing within one year (Note 28)				13,767			10,384

Noncurrent portion of long-term (Note 28)				Php75,879			Php86,066

Note: Amounts presented are net of unamortized debt discount and debt issuance costs.

The scheduled maturities of our consolidated outstanding long-term debt at nominal values as at December 31, 2010 are as follows:

	U.S. Dollar Debt		Php Debt	Total
Year	In U.S. Dollar	In Php	In Php	In Php
		(in millions)
2011	104	4,535	9,400	13,935
2012	234	10,273	9,127	19,400
2013	60	2,606	8,528	11,134
2014	305	13,375	6,125	19,500
2015 and onwards	239	10,482	18,139	28,621

	942	41,271	51,319	92,590

U.S. Dollar Debts:

Export Credit Agencies-Supported Loans

In order to acquire imported components for our network infrastructure in connection with our expansion and service improvement programs, we obtained loans extended and/or guaranteed by various export credit agencies.

Finnvera, Plc, or Finnvera

On February 11, 2005, Smart signed a refinancing facility with Finnish Export Credit, Plc, as Lender, and ING Bank N.V., as Arranger and Facility Agent under an export credit agency-backed facility in connection with Smart’s GSM expansion program. This facility was covered by a guarantee from Finnvera, the Finnish Export Credit Agency, for 100% of the political and commercial risk for the refinancing facility of GSM Phases 5A and 5B. The principal benefit of refinancing the Phase 5 loan was the savings from a lower interest margin on the refinancing facility. The facility was payable in equal semi-annual payments over five years starting September 1, 2005. The outstanding balance under the facility as at December 31, 2009 of US$9.98 million, or Php464 million, net of unamortized discount, was paid in full on March 1, 2010.

On May 14, 2009, Smart signed a US$50 million five-year term facility to finance the Phase 10 (Extension) GSM equipment and services contract with Finnish Export Credit, Plc guaranteed by Finnvera and awarded to Calyon as the Arranger. The facility was drawn on July 15, 2009. The loan is payable over five years in ten equal semi-annual payments. The amounts of US$39 million, or Php1,703 million, and US$48 million, or Php2,240 million, both net of unamortized debt discount, remained outstanding as at December 31, 2010 and 2009, respectively.

On October 9, 2009, Smart signed a US$50 million five-year term loan facility to finance GSM equipment and services contracts with Finnish Export Credit, Plc guaranteed by Finnvera, the Finnish Export Credit Agency, for 100% political and commercial risk cover. The facility was awarded to Citicorp as the Arranger. The loan is payable over five years in ten equal semi-annual payments. As at December 31, 2009, no amount had been drawn under the facility. The amount of US$43 million, or Php1,887 million, net of unamortized debt discount, which was drawn on April 7, 2010, remained outstanding as at December 31, 2010.

Exportkreditnamnden, or EKN

On November 25, 2008, Smart signed a US$22 million five-year term loan facility to finance the supply, installation, commissioning and testing of Wireless Code Division Multiple Access, or W-CDMA/High Speed Packet Access project with Nordea Bank AB as Original Lender, Arranger and Facility Agent and subsequently assigned its rights and obligations to the Swedish Export Credit Corporation (AB Svensk Exportkredit) supported by EKN on December 10, 2008. The amounts of US$8 million, US$13 million and US$1 million were drawn on December 15, 2008, August 5, 2009 and September 1, 2009, respectively. This facility is payable semi-annually in ten equal installments commencing six months from December 10, 2008. The outstanding balance under the facility amounted to US$14 million, or Php613 million, and US$18 million, or Php860 million, both net of unamortized debt discount, as at December 31, 2010 and 2009, respectively.

Kreditanstalt für Wiederaufbau, or KfW

On January 25, 2002, PLDT signed two loan agreements with KfW, which provided PLDT with a US$149 million facility to refinance in part the repayment installments under its existing loans from KfW due from January 2002 to December 2004. The facility is composed of a nine-year loan, inclusive of a three-year disbursement period and a two-year grace period during which no principal is payable. It partly enjoys the guarantee of HERMES, the export credit agency of the Federal Republic of Germany. On various dates from 2002 to 2004, we had drawn a total of US$140 million under this facility. PLDT waived further disbursements under this refinancing facility effective September 1, 2004 and the undrawn portion of US$9 million was cancelled.

As at December 31, 2009, the outstanding balance under the facility amounted to US$31 million, or Php1,454 million. Final repayment was made on October 15, 2010 and there are no outstanding amounts remaining under the facility as at December 31, 2010.

Fixed Rate Notes

PLDT has the following non-amortizing fixed rate notes outstanding as at December 31, 2010 and 2009:

Principal Amount	Interest Rate	Maturity Date	2010			2009
					(in millions)
US$234,259,000	8.350%	March 6, 2017	US$	231	Php10,149	US$	242	Php11,256
US$145,789,000	11.375%	May 15, 2012		144	6,301		143	6,620
			US$	375	Php16,450	US$	385	Php17,876

Term Loans

US$283 Million Term Loan Facility, or Debt Exchange Facility

On July 2, 2004, Smart acquired from PCEV’s creditors approximately US$289 million, or 69.4%, the aggregate of PCEV’s outstanding restructured debt at that time, in exchange for Smart debt and a cash payment by Smart. In particular, Smart paid an amount in cash of US$1.5 million, or Php84 million and issued new debt of US$283.2 million, or Php15,854 million, at fair value of Php8,390 million, net of unamortized debt discount amounting to Php7,464 million.

The outstanding balance of the Facility amounted to US$223 million, or Php9,791 million, and US$209 million, or Php9,725 million, both net of unamortized debt discount, as at December 31, 2010 and 2009, respectively. The Facility will be payable in full on June 30, 2014.

GSM Network Expansion Facilities

On August 8, 2005, Smart signed a US$30 million commercial facility with Nordic Investment Bank to partly finance the related Phase 8 GSM equipment and services contracts. The facility is a five-year term loan payable semi-annually in ten equal installments with final repayment on July 11, 2011. The facility was drawn on July 11, 2006 for the full amount of US$30 million. The amounts of US$6 million, or Php263 million, and US$12 million, or Php556 million, both net of unamortized debt discount, remained outstanding as at December 31, 2010 and 2009, respectively.

On August 10, 2005, Smart signed a loan facility for its GSM Phase 8 financing in the amount of US$70 million. The facility was awarded to the Bank of Tokyo Mitsubishi Ltd., Mizuho Corporate Bank Ltd., Standard Chartered Bank and Sumitomo Mitsui Banking Corporation as the Lead Arrangers, with Finnish Export Credit, Plc as the Lender. Smart opted to utilize only a total of US$67 million of which US$10 million and US$57 million were drawn on February 15, 2006 and March 13, 2006, respectively. The undrawn balance of US$3 million was cancelled. The facility is a five-year term loan payable in ten equal semi-annual installments. The outstanding balance as at December 31, 2009 amounted to US$15 million, or Php678 million, net of unamortized discount. The facility was paid in full on September 1, 2010.

On July 31, 2006, Smart signed a U.S. Dollar term loan facility for US$44.2 million to partly finance the related Phase 9 GSM equipment and services contracts. The Lender is Finnish Export Credit, Plc with ABN AMRO Bank N.V., Standard Chartered Bank, Sumitomo Mitsui Banking Corporation and Mizuho Corporate Bank Ltd. as the Lead Arrangers. The facility is a five-year term loan payable in ten equal semi-annual installments with final repayment on July 15, 2011. The facility was drawn on November 10, 2006 for the full amount of US$44.2 million. The amounts of US$9 million, or Php387 million, and US$18 million, or Php819 million, both net of unamortized debt discount, remained outstanding as at December 31, 2010 and 2009, respectively.

On October 16, 2006, Smart signed a U.S. Dollar term loan facility with Metropolitan Bank and Trust Company to finance the related Phase 9 GSM facility for an amount of US$50 million. The facility is a five-year loan payable in 18 equal quarterly installments commencing on the third quarter from initial drawdown date with final repayment on October 10, 2012. The facility was drawn on October 10, 2007 for the full amount of US$50 million. The amounts of US$22 million, or Php973 million, and US$33 million, or Php1,547 million, both net of unamortized debt discount, remained outstanding as at December 31, 2010 and 2009, respectively.

On October 10, 2007, Smart signed a US$50 million five-year term loan facility to finance the related Phase 10 GSM equipment and service contracts. The facility was awarded to Norddeutsche Landesbank Girozentrale Singapore Branch as the Original Lender with Standard Chartered Bank (Hong Kong) Ltd. as the Facility Agent. The full amount of the facility was drawn on March 10, 2008. The loan is payable over five years in ten equal semi-annual payments with final repayment on March 11, 2013. The amounts of US$25 million, or Php1,091 million, and US$35 million, or Php1,616 million, both net of unamortized debt discount, remained outstanding as at December 31, 2010 and 2009, respectively.

On November 27, 2008, Smart signed a US$50 million five-year term loan facility to finance the Phase 10 GSM equipment and service contracts with Finnish Export Credit, Plc. The facility was awarded to ABN AMRO Bank N.V., Australia and New Zealand Banking Group Limited, Standard Chartered Bank, Mizuho Corporate Bank Ltd. as the Lead Arrangers. The loan is payable over five years in ten equal semi-annual installments with final repayment on January 23, 2014. The facility was drawn on January 23, 2009 and May 5, 2009 in the amounts of US$5 million and US$45 million, respectively. The amounts of US$35 million, or Php1,516 million, and US$44 million, or Php2,058 million, both net of unamortized debt discount, remained outstanding as at December 31, 2010 and 2009, respectively.

Other Term Loans

On January 15, 2008, PLDT signed a US$100 million term loan facility agreement with Norddeutsche Landesbank Girozentrale Singapore Branch to be used for the capital expenditure requirements of PLDT. Two separate drawings of US$50 million each was drawn from the facility on March 27, 2008 and April 10, 2008 and is payable over five years in ten equal semi-annual installments with final repayment on March 27, 2013. The amounts of US$50 million, or Php2,191 million, and US$70 million, or Php3,250 million, remained outstanding as at December 31, 2010 and 2009, respectively.

On July 15, 2008, PLDT signed a loan agreement amounting to US$50 million with the Bank of the Philippine Islands to refinance its loan obligations which were utilized for service improvements and expansion programs. The initial drawdown under this loan was made on July 21, 2008 in the amount of US$15 million and the balance of US$35 million was drawn on September 30, 2008. This loan is payable in 17 equal quarterly installments commencing on the fourth quarter from initial drawdown date with final repayment on July 22, 2013. The amounts of US$32 million, or Php1,417 million, and US$44 million, or Php2,048 million, remained outstanding as at December 31, 2010 and 2009, respectively.

On September 24, 2008, BOW signed an Islamic finance facility agreement granted by the Bank of London and the Middle East for a total of US$19 million, which will mature on various dates from June 30, 2013 to September 30, 2014. The amounts of US$3 million, or Php132 million, and US$4 million, or Php186 million, remained outstanding as at December 31, 2010 and 2009, respectively.

Philippine Peso Debts:

Corporate Notes

Php5,000 Million Fixed Rate Corporate Notes

On February 15, 2007, Smart issued Php5,000 million fixed rate corporate notes, comprised of Series A five-year notes amounting to Php3,800 million and Series B ten-year notes amounting to Php1,200 million. Proceeds from the issuance of these notes have been used primarily for Smart’s capital expenditures for network improvement and expansion. The amounts of Php4,962 million and Php4,968 million, both net of unamortized debt discount, remained outstanding as at December 31, 2010 and 2009, respectively.

Php5,000 Million Fixed Rate Corporate Notes

On December 12, 2008, Smart issued a five-year term unsecured fixed rate corporate notes amounting to Php5,000 million. The facility has annual amortizations equivalent to 1% of the principal amount with the balance of 96% payable on December 13, 2013. Funds raised from the issuance of these notes were used primarily to finance Smart’s capital expenditures for network upgrade and expansion. The amounts of Php4,867 million and Php4,907 million, both net of unamortized debt discount, remained outstanding as at December 31, 2010 and 2009, respectively.

Php5,000 Million Fixed Rate Corporate Notes

On February 20, 2009, PLDT issued Php5,000 million fixed rate corporate notes under a Notes Facility Agreement dated February 18, 2009, comprised of Series A five-year notes amounting to Php2,390 million, Series B seven-year notes amounting to Php100 million, and Series C ten-year notes amounting to Php2,510 million. Proceeds from the facility were used to finance capital expenditures of PLDT. The aggregate amounts of Php4,976 million and Php5,000 million, remained outstanding as at December 31, 2010 and 2009, respectively.

Php3,000 Million Corporate Notes

On June 29, 2009, Smart signed a Notes Facility Agreement with BDO Private Bank, Inc. amounting to Php3,000 million to finance capital expenditures. The facility is comprised of Php1,000 million Series A1 note payable in full in 1.5 years and Php1,000 million each for Series B1 and B2 notes payable in full in two years. The aggregate amount of Php2,000 million of Series A1 and B1 notes were drawn on July 8, 2009 while the amount of Php1,000 million of Series B2 notes was drawn on September 1, 2009. The aggregate amounts of Php2,997 million and Php2,988 million, both net of unamortized debt discount, remained outstanding as at December 31, 2010 and 2009, respectively. The Series A1 amounting to Php1,000 million was repaid on January 10, 2011.

Php7,000 Million Fixed Rate Corporate Notes

On December 10, 2009, PLDT issued Php7,000 million fixed rate corporate notes under a Notes Facility Agreement dated December 8, 2009, comprised of Series A 5.25-year notes amounting to Php5,050 million, Series B seven-year notes amounting to Php850 million, and Series C ten-year notes amounting to Php1,100 million. Proceeds from the facility will be used to finance capital expenditures and/or to refinance its loan obligations which were also used to finance capital expenditures for network expansion and improvement. The aggregate amounts of Php6,891 million and Php7,000 million remained outstanding as at December 31, 2010 and 2009, respectively.

Php2,500 Million Fixed Rate Corporate Notes

On July 13, 2010, PLDT issued Php2,500 million five-year fixed rate corporate notes under a Notes Facility Agreement dated July 12, 2010 to mature on July 13, 2015. Proceeds from the facility will be used to finance capital expenditures and/or to refinance its loan obligations which were also used to finance capital expenditures for network expansion and improvement. The amount of Php2,500 million remained outstanding as at December 31, 2010.

Php2,500 Million Fixed Rate Corporate Notes

On July 13, 2010, Smart issued Php2,500 million five-year fixed rate corporate notes under a Notes Facility Agreement dated July 12, 2010 to mature on July 13, 2015. Proceeds from the facility will be used primarily to finance Smart’s capital expenditures for network improvement and expansion. The amount of Php2,484 million, net of unamortized debt discount, remained outstanding as at December 31, 2010.

Term Loans

Unsecured Term Loans

Php2,500 Million Term Loan Facility

On August 14, 2006, Smart signed a Philippine Peso term loan facility with Metropolitan Bank and Trust Company amounting to Php2,500 million to finance the related Phase 9 GSM facility. The facility is payable over five years in 18 equal quarterly installments commencing on the third quarter from initial drawdown date with final repayment on December 9, 2011. The facility was drawn on December 11, 2006. The amounts of Php555 million and Php1,109 million, both net of unamortized debt discount, remained outstanding as at December 31, 2010 and 2009, respectively.

Php400 Million and Php20 Million Refinancing Loans

On May 22, 2007, PLDT signed loan agreements with The Philippine American Life and General Insurance Company for Php400 million and The Philam Bond Fund, Inc. for Php20 million to refinance their respective participations in the ten-year note under the Php1,270 million Fixed Rate Corporate Notes which were repaid on June 12, 2007. Both refinancing loans will mature on June 12, 2014. The outstanding amounts of Php400 million and Php20 million as at December 31, 2009 were both prepaid in full on December 13, 2010.

Php2,500 Million Term Loan Facility

On October 21, 2008, Smart signed a Philippine Peso term loan facility with Metropolitan Bank and Trust Company to finance capital expenditures for an amount of Php2,500 million, which was drawn in full on November 13, 2008. The facility is payable over five years in 16 equal consecutive quarterly installments commencing on the fifth quarter from the date of the first drawdown with final repayment on November 13, 2013. The amounts of Php1,870 million and Php2,492 million, both net of unamortized debt discount, remained outstanding as at December 31, 2010 and 2009, respectively.

Php2,400 Million Term Loan Facility

On November 21, 2008, PLDT signed a loan agreement with Land Bank of the Philippines amounting to Php2,400 million to finance capital expenditures and/or to refinance its loan obligations which were utilized for service improvements and expansion programs. The initial drawdown under this loan was made on December 12, 2008 in the amount of Php500 million and the balance of Php1,900 million was subsequently drawn on May 20, 2009 and July 31, 2009 in two equal Php500 million tranches and on September 15, 2009 in the amount of Php900 million. The loan is payable over five years in ten equal semi-annual installments with final repayment on December 12, 2013. The amounts of Php1,533 million and Php2,044 million remained outstanding as at December 31, 2010 and 2009, respectively.

Php3,000 Million Term Loan Facility

On November 26, 2008, PLDT signed a loan agreement with Union Bank of the Philippines amounting to Php3,000 million to finance capital expenditures and/or to refinance its loan obligations which were utilized for service improvements and expansion programs. The initial drawdown under this loan was made on December 22, 2008 in the amount of Php500 million and the balance of Php2,500 million was subsequently drawn on April 14, 2009. The loan is payable over five years in nine equal semi-annual installments commencing on the second semester from initial drawdown date with final repayment on December 23, 2013. The amounts of Php2,000 million and Php2,667 million remained outstanding as at December 31, 2010 and 2009, respectively.

Php2,000 Million Term Loan Facility

On November 28, 2008, PLDT signed a loan agreement with Philippine National Bank amounting to Php2,000 million to be used for its capital expenditure requirements in connection with PLDT’s service improvement and expansion programs. The initial drawdown under this loan was made on December 19, 2008 in the amount of Php500 million and the balance of Php1,500 million was subsequently drawn on January 30, 2009, February 27, 2009 and March 13, 2009 in three equal Php500 million tranches. The loan is payable over five years in 17 equal quarterly installments commencing on the fourth quarter from initial drawdown date with final repayment on December 19, 2013. The amounts of Php1,412 million and Php1,882 million remained outstanding as at December 31, 2010 and 2009, respectively.

Php1,000 Million Term Loan Facility

On February 20, 2009, Smart signed a Philippine Peso term loan facility with China Trust (Philippines) Commercial Bank Corporation to finance capital expenditures for an amount of Php1,000 million, which was drawn in full on April 27, 2009. The facility is a five-year term loan payable in eight equal semi-annual installments starting on the eighteenth month from initial drawdown date. The outstanding amount of Php996 million, net of unamortized debt discount, as at December 31, 2009 was repaid on October 27, 2010.

Php2,500 Million Term Loan Facility

On March 6, 2009, PLDT signed a loan agreement with Banco de Oro Unibank, Inc. amounting to Php2,500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on April 17, 2014. The amount of Php2,500 million was fully drawn on April 17, 2009 and remained outstanding as at December 31, 2010 and 2009.

Php1,500 Million Term Loan Facility

On May 12, 2009, Smart signed a Philippine Peso term loan facility with Banco de Oro Unibank, Inc. amounting to Php1,500 million to finance capital expenditures which was fully drawn on May 20, 2009. The facility is a three-year loan payable in full upon maturity on May 20, 2012. The amounts of Php1,494 million and Php1,491 million, both net of unamortized debt discount, remained outstanding as at December 31, 2010 and 2009, respectively.

Php1,000 Million Term Loan Facility

On May 14, 2009, Smart signed a Philippine Peso term loan facility with Asia United Bank amounting to Php1,000 million to finance capital expenditures, which was drawn in full on July 3, 2009. The facility is payable over five years in eight equal semi-annual installments commencing on the eighteenth month from initial drawdown date with final repayment on July 3, 2014. The amounts of Php997 million and Php996 million, both net of unamortized debt discount, remained outstanding as at December 31, 2010 and 2009, respectively. The debt was paid in full on January 3, 2011.

Php1,000 Million Term Loan Facility

On May 15, 2009, Smart signed a Philippine Peso term loan facility with Philippine National Bank amounting to Php1,000 million to finance capital expenditures, which was drawn in full on July 2, 2009. The facility is a seven-year loan, payable in full upon maturity on July 2, 2016. The amounts of Php996 million and Php995 million, both net of unamortized debt discount, remained outstanding as at December 31, 2010 and 2009, respectively. The debt was paid in full on January 3, 2011.

Php2,500 Million Term Loan Facility

On June 8, 2009, PLDT signed a loan agreement with Rizal Commercial Banking Corporation amounting to Php2,500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The facility is payable over seven years with an annual amortization of 1% on the fifth and sixth year from initial drawdown date and the balance payable upon maturity on September 28, 2016. The amount of Php2,500 million was fully drawn on September 28, 2009 and remained outstanding as at December 31, 2010 and 2009.

Php1,500 Million Term Loan Facility

On June 16, 2009, PLDT signed a loan agreement with Allied Banking Corporation amounting to Php1,500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The facility is payable over five years in 17 equal quarterly installments commencing on September 15, 2010 with final repayment on September 15, 2014. The amount of Php1,500 million was fully drawn on September 15, 2009. The amounts of Php1,324 million and Php1,500 million remained outstanding as at December 31, 2010 and 2009, respectively.

Php500 Million Term Loan Facility

On June 29, 2009, PLDT signed a loan agreement with Insular Life Assurance Company, Ltd. amounting to Php500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The loan will mature on July 1, 2016. The amount of Php500 million was fully drawn on July 1, 2009 and remained outstanding as at December 31, 2010 and 2009.

Php1,000 Million Term Loan Facility

On July 16, 2009, Smart signed a Philippine Peso term loan facility with Metropolitan Bank and Trust Company to finance capital expenditures for an amount of Php1,000 million, which was drawn in full on August 3, 2009. The facility is payable over five years in 16 equal consecutive quarterly installments commencing on the fifth quarter from the date of the first drawdown with final repayment on August 1, 2014. The amounts of Php935 million and Php996 million, both net of unamortized debt discount, remained outstanding as at December 31, 2010 and 2009, respectively.

Php2,000 Million Term Loan Facility

On September 18, 2009, PLDT signed a loan agreement with Bank of the Philippine Islands amounting to Php2,000 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The facility is payable over five years in 17 equal quarterly installments with final repayment on October 27, 2014. The initial drawdown under this loan was made on October 26, 2009 in the amount of Php1,000 million and the balance of Php1,000 million was subsequently drawn on December 4, 2009. The amounts of Php1,882 million and Php2,000 million remained outstanding as at December 31, 2010 and 2009, respectively.

Php1,000 Million Term Loan Facility

On November 23, 2009, PLDT signed a loan agreement with Bank of the Philippine Islands amounting to Php1,000 million to finance capital expenditures and/or refinance its obligations which were utilized for service improvements and expansion programs. The facility is payable over five years in 17 equal quarterly installments with final repayment on December 18, 2014. The amount of Php1,000 million was fully drawn on December 18, 2009. The amounts of Php941 million and Php1,000 million remained outstanding as at December 31, 2010 and 2009, respectively.

Secured Term Loans

Php150 Million Term Loan Facility

On June 7, 2007, BayanTrade obtained a medium term loan facility with Bank of the Philippine Islands amounting to Php150 million, which was fully availed of in December 2007. Each interest period will cover a 90-day period commencing on the initial drawdown date and the interest rate will be determined at the first day of each interest period and payable at the end of the interest period. The loan facility was obtained to facilitate the purchase of a subsidiary and to support its working capital requirements. The aggregate loan amount is due as follows: (a) 20% within the third year from first drawdown date; (b) 20% within the fourth year from first drawdown date; and (c) 60% within the fifth year from first drawdown date. BayanTrade is given a right to repay the principal and the interest accruing thereon on each interest payment date or interest rate setting date without any prepayment penalty. BayanTrade and the bank has agreed to the following terms: (a) pledge of BayanTrade’s shares of stock of the subsidiary purchased at a collateral loan ratio of 2:1; (b) assignment of receivables at a collateral-to-loan of 2:1; and (c) negative pledge on other present and future assets of BayanTrade. The outstanding principal balance of the loan was Php113 million and Php139 million as at December 31, 2010 and 2009, respectively.

Php8 Million Term Loan Facility

On March 31, 2009, Level Up! secured a three-year loan facility with Asia United Bank amounting to Php8 million maturing on March 30, 2012. Principal is payable in twelve equal successive quarterly installments of Php673 thousand starting June 30, 2009 and every quarter thereafter. This loan has a floating interest rate payable every 30 days starting April 30, 2009. The loan is secured by the equipment where the proceeds of the loan were used. The amounts of Php3 million and Php6 million remained outstanding as at December 31, 2010 and 2009, respectively.

Notes Payable

On April 23, 2009, PLDT signed the notes facility agreement with BDO Private Bank, Inc. amounting to Php2,000 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The facility is comprised of a Php1,000 million Tranche A fixed rate note and a Php1,000 million Tranche B floating rate note, which were fully drawn on April 28, 2009 and were fully paid on April 28, 2010.

As at December 31, 2009, SPi had an outstanding balance of short-term notes of US$6 million, or Php279 million, which matured on various dates from April 26, 2010 to June 4, 2010.

Debt Covenants

Our debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios and other financial tests, calculated in conformity with PFRS at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments.

The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the Philippine peso relative to the U.S. dollar, poor operating performance of PLDT and its consolidated subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its consolidated subsidiaries, and increases in our interest expense. Interest expense may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the Philippine peso, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions. Since approximately 43% of PLDT’s total consolidated debts as at December 31, 2010 was denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the Philippine peso.

PLDT’s debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT’s ability to take certain actions without lenders’ approval, including: (a) incurring additional indebtedness; (b) disposing of all or substantially all of its assets or of assets in excess of specified thresholds of its tangible net worth; (c) creating any lien or security interest; (d) permitting set-off against amounts owed to PLDT; (e) merging or consolidating with any other company; (f) entering into transactions with stockholders and affiliates; and (g) entering into sale and leaseback transactions.

Further, certain of PLDT’s debt instruments contain provisions wherein PLDT may be required to repurchase or prepay certain indebtedness in case of a change in control of PLDT.

PLDT’s debt instruments also contain customary and other default provisions that permit the lender to accelerate amounts due or terminate their commitments to extend additional funds under the debt instruments. These default provisions include: (a) cross-defaults that will be triggered only if the principal amount of the defaulted indebtedness exceeds a threshold amount specified in these debt instruments; (b) failure by PLDT to meet certain financial ratio covenants referred to above; (c) the occurrence of any material adverse change in circumstances that a lender reasonably believes materially impairs PLDT’s ability to perform its obligations under its debt instrument with the lender; (d) the revocation, termination or amendment of any of the permits or franchises of PLDT in any manner unacceptable to the lender; (e) the nationalization or sustained discontinuance of all or a substantial portion of PLDT’s business; and (f) other typical events of default, including the commencement of bankruptcy, insolvency, liquidation or winding up proceedings by PLDT.

Smart’s debt instruments contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates. Smart’s loan agreements include compliance with financial tests such as consolidated debt to consolidated equity, consolidated debt to consolidated EBITDA and debt service coverage ratios. The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans. These default provisions include: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if Smart is in default under another loan agreement. These cross-default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated; (b) failure by Smart to comply with certain financial ratio covenants; and (c) the occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart’s ability to perform its obligations or impair guarantors’ ability to perform their obligations under its loan agreements.

As at December 31, 2010, we were in compliance with all of our debt covenants.

Obligations Under Finance Lease

The consolidated future minimum payments for finance leases as at December 31, 2010 are as follows:

Year	(in million pesos)
Within one year	35
After one year but not more than five years	9
Total minimum finance lease payments (Note 26)	44
Less amount representing unamortized interest	1

Present value of net minimum finance lease payments (Notes 3 and 28)	43
Less obligations under finance lease maturing within one year (Notes 9 and 28)	34

Long-term portion of obligations under finance lease (Notes 9 and 28)	9

Municipal Telephone Projects

PCEV has an existing finance lease agreement for the Palawan Telecommunications System of the Municipal Telephone Project Office, or MTPO, with the Department of Transportation and Communications, or DOTC. Presently, the 18 public calling office stations that were put up pursuant to the MTPO Contract are no longer working. The last payment by PCEV to the DOTC was in July 2000 and no payments have been made since then. PCEV made several attempts to pre-terminate the MTPO Contract in letters to the DOTC where PCEV also manifested its willingness to discuss mutually beneficial compromise agreements for the pre-termination.

The DOTC denied PCEV’s petition and reiterated a provision in the MTPO Contract that the pre-termination will result in the imposition of sanctions in the form of liquidated damages not exceeding Php23 million.

PCEV maintains that it had pre-terminated the MTPO Contract as early as 2003, and that the issue of PCEV’s pre-termination of the MTPO Contract be referred for arbitrations in accordance with the provisions of the MTPO Contract.

On May 8, 2009, PCEV filed with the Philippine Dispute Resolution Center, Inc., or PDRCI, a Request for Arbitration against the DOTC for the PDRCI to commence the formation of the tribunal and such other procedures required under the PDRCI rules. In the Request for Arbitration, PCEV prayed for the following: (1) as interim relief: ordering the DOTC to cease and desist from enforcing collection and charging additional interests and penalties against PCEV pending the resolution of the arbitration proceedings; and (2) as final relief: (a) ordering the suspension of the MTPO Contract; (b) ordering the termination of the MTPO Contract as at March 20, 2003 and holding PCEV free from any liability for non-performance of the obligations thereunder from March 20, 2003; and (c) ordering the DOTC to pay PCEV attorney’s fees and the expenses and cost of arbitration.

Last April 13, 2010, the Arbitral Tribunal issued a Final Award for the arbitration case. In the Disposition portion of the Final Award, the Arbitral Tribunal declared valid and justified PCEV’s suspension of the MTPO contract as at March 20, 2003 on the basis of Section 9.3 (Force Majeure) of the MTPO contract, thereby holding PCEV free from liquidated damages for non-performance of the obligations thereunder. PCEV, however, was ordered to pay the DOTC the unpaid annual lease rentals after September 2000 to January 14, 2003 in the amount of Php5.2 million as well as interest and penalties of Php2 million for non-payment of such rentals. Further, PCEV was declared as entitled to the automatic transfer of the ownership of the facilities as provided in Section 7.8 of the MTPO contract. Accordingly, PCEV shall pay DOTC 50% of the Net Present Value of the unpaid lease up to 30 years in the amount of Php21.3 million for the facilities.

The total amount to be paid by PCEV to DOTC is Php28.5 million. As at December 31, 2010, PCEV already advanced Php1 million to DOTC for arbitration expenses and site inspection costs. The remaining balance of Php27.5 million will be paid in two parts: (1) Php26.1 million shall be released directly to DOTC; and (2) Php1.4 million shall be remitted to the Bureau of Treasury to be recorded under Fund Code 152, Special Account of the General Fund for the Office of the Solicitor General.

On April 30, 2010, PCEV filed a Petition for Confirmation of the Final Award with the Regional Trial Court, or RTC, of the City of Mandaluyong. In a Manifestation and Motion filed by the DOTC in the same court, the DOTC joined PCEV in the latter’s Petition for Confirmation of the Final Award. In a July 5, 2010 Decision, Branch 212 of the RTC of the City of Mandaluyong, finding the Final Award to be not contrary to law, morals, good customs and public policy, confirmed the Final Award. PCEV is now in the process of discussing with DOTC the finalization of an agreement for the transfer of the facilities to PCEV and the payment of the amounts due, as stated in the Final Award.

Other Long-term Finance Lease Obligations

The PLDT Group has various long-term lease contracts for a period of three years covering various office equipment. In particular, PLDT, Smart and ePLDT have finance lease obligations in the aggregate amount of Php18 million and Php24 million as at December 31, 2010 and 2009, respectively, in respect of office equipment. See Note 9 – Property, Plant and Equipment.

Under the terms of certain loan agreements and other debt instruments, PLDT may not create, incur, assume, permit or suffer to exist any mortgage, pledge, lien or other encumbrance or security interest over the whole or any part of its assets or revenues or suffer to exist any obligation as lessee for the rental or hire of real or personal property in connection with any sale and leaseback transaction.

21.	Deferred Credits and Other Noncurrent Liabilities

As at December 31, 2010 and 2009, this account consists of:

	2010	2009
	(in million pesos)
Accrual of capital expenditures under long-term financing	12,040	11,966
Provision for asset retirement obligations (Notes 3 and 9)	1,344	1,204
Unearned revenues (Note 23)	114	66
Contingent consideration for business acquisitions – net of current portion (Notes 13, 14 and 23)	–	1,193
Others	69	9

	13,567	14,438

Accrual of capital expenditures under long-term financing represent expenditures related to the expansion and upgrade of our network facilities which are not due to be settled within one year. Such accruals are settled through refinancing from long-term loans obtained from the banks.

The following table summarizes all changes to the liabilities on asset retirement for the years ended December 31, 2010 and 2009:

	2010	2009
	(in million pesos)
Provision for asset retirement obligations at beginning of year	1,204	1,100
Accretion expenses for the year (Note 5)	97	94
Additional liability recognized during the year (Note 29)	49	17
Settlement of obligations	(6)	(7)

Provision for asset retirement obligations at end of year (Note 3)	1,344	1,204

22.	Accounts Payable

As at December 31, 2010 and 2009, this account consists of:

	2010	2009
	(in million pesos)
Suppliers and contractors (Notes 26 and 28)	20,957	14,975
Taxes (Notes 27 and 28)	2,114	1,894
Carriers (Notes 26 and 28)	1,866	1,937
Related parties (Notes 24, 26 and 28)	244	233
Others	623	562

	25,804	19,601

23.	Accrued Expenses and Other Current Liabilities

As at December 31, 2010 and 2009, this account consists of:

	2010	2009
	(in million pesos)
Accrued utilities and related expenses (Notes 24, 26 and 28)	19,941	17,549
Unearned revenues (Note 21)	4,698	4,588
Accrued employee benefits (Notes 3, 25, 26 and 28)	3,853	8,074
Accrued taxes and related expenses (Notes 26 and 27)	2,236	1,941
Current portion of contingent consideration for business acquisitions (Notes 13, 14 and 21)	1,632	14
Accrued interests and other related costs (Notes 20, 26 and 28)	1,028	1,167
Liability arising from purchase of investment (Notes 10, 13 and 28)	–	65
Others	2,571	2,048

	35,959	35,446

Unearned revenues represent advance payments for leased lines, installation fees, monthly service fees and unused and/or unexpired portion of prepaid loads.

Contingent Consideration for Business Acquisitions

Contingent consideration for business acquisitions were recognized in relation to SPi’s acquisition cost of Springfield and Laguna Medical on April 12, 2007 and August 31, 2009, respectively. See Note 13 – Business Combinations and Acquisition of Non-Controlling Interests and Note 14 – Goodwill and Intangible Assets.

SPi acquired 100% of Springfield plus contingent consideration with fair value at acquisition date of US$18 million, or Php894 million. As at December 31, 2010 and 2009, the adjusted fair value of contingent consideration, as revised after effecting adjustments on forecasted earn-out and accretion, amounted to US$35.3 million, or Php1,547 million, and US$20.5 million, or Php951 million, respectively.

SPi acquired 80% of Laguna Medical with a mandatory Put-Call option in respect of the remaining 20% of the outstanding common stock of Laguna Medical. The estimated fair value of the contingent consideration from the mandatory Put-Call option at the acquisition date amounted to US$5.4 million, or Php257 million. As at December 31, 2010 and 2009, the adjusted fair value of contingent consideration after the accretion amounted to US$1.9 million, or Php85 million, and US$5.5 million, or Php256 million, respectively.

Movements in contingent consideration for business acquisitions for the years ended December 31, 2010 and 2009 are as follows:

	2010		2009
	In U.S. Dollar	In Php	In U.S. Dollar	In Php
		(in millions)
Balance at beginning of year	26	1,207	15	720
Business combinations (Note 13)	8	344	8	389
Accretion for the year	3	163	3	142
Payments	–	(11)	–	(13)
Translation	–	(71)	–	(31)
Balance at end of year	37	1,632	26	1,207
Less current portion of contingent consideration for business acquisitions	37	1,632	–	14

Contingent consideration for business acquisitions – net of current portion (Note 21)	–	–	26	1,193

24.	Related Party Transactions

a.	Air Time Purchase Agreement between PLDT and AIL and Related Agreements

Under the Founder NSP Air Time Purchase Agreement, or ATPA, entered into with AIL in March 1997, which was amended in December 1998 (as amended, the “Original ATPA”), PLDT was granted the exclusive right to sell AIL services, through ACeS Philippines, as national service provider, or NSP, in the Philippines. In exchange, the Original ATPA required PLDT to purchase from AIL a minimum of US$5 million worth of air time (the “Minimum Air Time Purchase Obligation”) annually over ten years commencing on January 1, 2002 (the “Minimum Purchase Period”), the expected date of commercial operations of the Garuda I Satellite. In the event that AIL’s aggregate billed revenue was less than US$45 million in any given year, the Original ATPA also required PLDT to make supplemental air time purchase payments not to exceed US$15 million per year during the Minimum Purchase Period (the “Supplemental Air Time Purchase Obligation”).

On February 1, 2007, the parties to the Original ATPA entered into an amendment to the Original ATPA on substantially the terms attached to the term sheet negotiated with the relevant banks (the “Amended ATPA”). Under the Amended ATPA, the Minimum Air Time Purchase Obligation was amended and replaced in its entirety with an obligation of PLDT (the “Amended Minimum Air Time Purchase Obligation”) to purchase from AIL a minimum of US$500 thousand worth of air time annually over a period ending upon the earlier of: (i) the expiration of the Minimum Purchase Period; and (ii) the date on which all indebtedness incurred by AIL to finance the AIL System is repaid. Furthermore, the Amended ATPA unconditionally released PLDT from any obligations arising out of or in connection with the Original ATPA prior to the date of the Amended ATPA, except for obligations to pay for billable units used prior to such date.

Total fees under the Amended ATPA amounted to Php122 million, Php158 million and Php168 million for the years ended December 31, 2010, 2009 and 2008, respectively. As at December 31, 2010 and 2009, outstanding obligations of PLDT under the Amended ATPA amounted to Php140 million and Php114 million, respectively. See Note 5 – Income and Expenses.

b.	Agreements between PLDT and certain subsidiaries with Meralco

In the ordinary course of business, Meralco provides electricity to PLDT and certain subsidiaries’ offices within its franchise area. The rates charged by Meralco are the same as those with unrelated parties. Total electricity costs amounted to Php2,438 million and Php911 million for the year ended December 31, 2010 and for the period from July 14, 2009 to December 31, 2009, respectively, (PCEV acquired a 20% equity interest in Meralco on July 14, 2009). As at December 31, 2010 and 2009, outstanding utilities payable amounted to Php183 million and Php188 million, respectively.

In 2009, PLDT and Smart renewed their respective Pole Attachment Contracts with Meralco, wherein Meralco leases its pole spaces to accommodate PLDT’s and Smart’s cable network facilities. Total fees under these contracts amounted to Php199 million and Php67 million for the year ended December 31, 2010 and for the period from July 14, 2009 to December 31, 2009, respectively. As at December 31, 2010 and 2009, outstanding obligations of PLDT under these contracts amounted to Php111 million and Php135 million, respectively.

See also Note 10 – Investments in Associates and Joint Ventures for additional transactions involving Meralco.

c.	Transactions with Major Stockholders, Directors and Officers

Material transactions to which PLDT or any of its subsidiaries is a party, in which a director, key officer or owner of more than 10% of the outstanding common stock of PLDT, or any member of the immediate family of a director, key officer or owner of more than 10% of the outstanding common stock of PLDT had a direct or indirect material interest, as at December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008 are as follows:

1.	Cooperation Agreement with First Pacific and certain affiliates, or the FP Parties, NTT Communications and NTT DoCoMo

In connection with the transfer by NTT Communications of approximately 12.6 million             shares of PLDT’s common stock to NTT DoCoMo pursuant to a Stock Sale and Purchase Agreement dated January 31, 2006 between NTT Communications and NTT DoCoMo, the FP Parties, NTT Communications and NTT DoCoMo entered into a Cooperation Agreement, dated January 31, 2006. Under the Cooperation Agreement, the relevant parties extended certain rights of NTT Communications under the Stock Purchase and Strategic Investment Agreement dated September 28, 1999, as amended, and the Shareholders Agreement dated March 24, 2000, to NTT DoCoMo, including:

•	certain contractual veto rights over a number of major decisions or transactions; and

•	rights relating to the representation on the Board of Directors of PLDT and Smart, respectively, and any committees thereof.

Moreover, key provisions of the Cooperation Agreement pertain to, among other things:

•	Restriction on Ownership of Shares of PLDT by NTT Communications and NTT DoCoMo. Each of NTT Communications and NTT DoCoMo has agreed not to beneficially own, directly or indirectly, in the aggregate with their respective subsidiaries and affiliates, more than 21% of the issued and outstanding shares of PLDT’s common stock. If such event does occur, the FP Parties, as long as they own in the aggregate not less than 21% of the issued and outstanding shares of PLDT’s common stock, have the right to terminate their respective rights and obligations under the Cooperation Agreement, the Shareholders Agreement and the Stock Purchase and Strategic Investment Agreement.

•	Limitation on Competition. NTT Communications, NTT DoComo and their respective subsidiaries are prohibited from investing in excess of certain thresholds in businesses competing with PLDT in respect of customers principally located in the Philippines and from using their assets in the Philippines in such businesses. Moreover, if PLDT, Smart or any of Smart’s subsidiaries intend to enter into any contractual arrangement relating to certain competing businesses, PLDT is required to provide, or to use reasonable efforts to procure that Smart or any of Smart’s subsidiaries provide, NTT Communications and NTT DoCoMo with the same opportunity to enter into such agreement with PLDT or Smart or any of Smart’s subsidiaries, as the case may be.

•	Business Cooperation. PLDT and NTT DoCoMo agreed in principle to collaborate with each other on the business development, roll-out and use of a wireless-code division multiple access mobile communication network. In addition, PLDT agreed, to the extent of the power conferred by its direct or indirect shareholding in Smart, to procure that Smart will: (i) become a member of a strategic alliance group for international roaming and corporate sales and services; and (ii) enter into a business relationship concerning preferred roaming and inter-operator tariff discounts with NTT DoCoMo.

•	Additional Rights of NTT DoCoMo. Pursuant to amendments effected by the Cooperation Agreement to the Stock Purchase and Strategic Investment Agreement and the Shareholders Agreement, upon NTT Communications and NTT DoCoMo and their respective subsidiaries owning in the aggregate 20% or more of PLDT’s shares of common stock and for as long as they continue to own in the aggregate at least 17.5% of PLDT’s shares of common stock then outstanding, NTT DoCoMo has additional rights under the Stock Purchase and Strategic Investment Agreement and Shareholders Agreement, including that:

1.	NTT DoCoMo is entitled to nominate one additional NTT DoCoMo nominee to the Board of Directors of each PLDT and Smart;

2.	PLDT must consult NTT DoCoMo no later than 30 days prior to the first submission to the board of PLDT or certain of its committees of any proposal of investment in an entity that would primarily engage in a business that would be in direct competition or substantially the same business opportunities, customer base, products or services with business carried on by NTT DoCoMo, or which NTT DoCoMo has announced publicly an intention to carry on;

3.	PLDT must procure that Smart does not cease to carry on its business, dispose of all of its assets, issue common shares, merge or consolidate, or effect winding up or liquidation without PLDT first consulting with NTT DoCoMo no later than 30 days prior to the first submission to the board of PLDT or Smart, or certain of its committees; and

4.	PLDT must first consult with NTT DoCoMo no later than 30 days prior to the first submission to the board of PLDT or certain of its committees for the approval of any transfer by any member of the PLDT Group of Smart common capital stock to any person who is not a member of the PLDT Group.

As at December 31, 2010, NTT Communications and NTT DoCoMo together beneficially owned approximately 21% of PLDT’s outstanding common stock.

•	Change in Control. Each of NTT Communications, NTT DoCoMo and the FP Parties agreed that to the extent permissible under applicable laws and regulations of the Philippines and other jurisdictions, subject to certain conditions, to cast its vote as a shareholder in support of any resolution proposed by the Board of Directors of PLDT for the purpose of safeguarding PLDT from any Hostile Transferee. A “Hostile Transferee” is defined under the Cooperation Agreement to mean any person (other than NTT Communications, NTT DoCoMo, First Pacific or any of their respective affiliates) determined to be so by the PLDT Board of Directors and includes, without limitation, a person who announces an intention to acquire, seeking to acquire or acquires 30% or more of PLDT common shares then issued and outstanding from time to time or having (by itself or together with itself) acquired 30% or more of the PLDT common shares who announces an intention to acquire, seeking to acquire or acquires a further 2% of such PLDT common shares: (a) at a price per share which is less than the fair market value as determined by the Board of Directors of PLDT, as advised by a professional financial advisor; (b) which is subject to conditions which are subjective or which could not be reasonably satisfied; (c) without making an offer for all PLDT common shares not held by it and/or its affiliates and/or persons who, pursuant to an agreement or understanding (whether formal or informal), actively cooperate to obtain or consolidate control over PLDT; (d) whose offer for the PLDT common shares is unlikely to succeed; or (e) whose intention is otherwise not bona fide; provided that, no person will be deemed a Hostile Transferee unless prior to making such determination, the Board of Directors of PLDT has used reasonable efforts to discuss with NTT Communications and NTT DoCoMo in good faith whether such person should be considered a Hostile Transferee.

•	Termination. If NTT Communications, NTT DoCoMo or their respective subsidiaries cease to own, in the aggregate, full legal and beneficial title to at least 10% of the shares of PLDT’s common stock then issued and outstanding, their respective rights and obligations under the Cooperation Agreement and the Shareholders Agreement will terminate and the Strategic Arrangements (as defined in the Stock Purchase and Strategic Investment Agreement) will terminate. If the FP Parties and their respective subsidiaries cease to have, directly or indirectly, effective voting power in respect of shares of PLDT’s common stock representing at least 18.5% of the shares of PLDT’s common stock then issued and outstanding, their respective rights and obligations under the Cooperation Agreement, the Stock Purchase and Strategic Investment Agreement, and the Shareholders Agreement will terminate.

2.	Integrated i-mode Services Package Agreement between NTT DoCoMo and Smart

An Integrated i-mode Services Package Agreement was entered into by Smart and NTT DoCoMo on February 15, 2006, under which NTT DoCoMo agreed to grant Smart, on an exclusive basis within the territory of the Philippines for a period of five years, an integrated i-mode services package including a non-transferable license to use the licensed materials and the i-mode brand, as well as implementation support and assistance and post-commercial launch support from NTT DoCoMo. Pursuant to this agreement, Smart is required to pay an initial license fee and running royalty fees based on the revenue arising from i-mode subscription fees and data traffic. There was no royalty fees for the years ended December 31, 2010 and 2009 while total royalty fees charged to operations under this agreement amounted to Php55 million for the year ended December 31, 2008. Smart has no outstanding obligation under this agreement as at December 31, 2010 and 2009.

3.	Advisory Service Agreement between NTT DoCoMo and PLDT

An Advisory Services Agreement was entered into by NTT DoCoMo and PLDT on June 5, 2006, in accordance with the Cooperation Agreement dated January 31, 2006. Pursuant to the Advisory Services Agreement, NTT DoCoMo will provide the services of certain key personnel in connection with certain aspects of the business of PLDT and Smart. Also, this agreement governs the terms and conditions of the appointments of such key personnel and the corresponding fees related thereto. Total fees under this agreement amounted to Php75 million each for the years ended December 31, 2010 and 2009 and Php76 million for the year ended December 31, 2008. As at December 31, 2010 and 2009, outstanding obligations of PLDT under this agreement amounted to Php13 million and Php6 million, respectively.

4.	Other Agreements with NTT Communications and/or its Affiliates

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

•	Advisory Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications, as amended on March 31, 2003, March 31, 2005 and June 16, 2006, under which NTT Communications provides PLDT with technical, marketing and other consulting services for various business areas of PLDT starting April 1, 2000;

•	Arcstar Licensing Agreement and Arcstar Service Provider Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Worldwide Telecommunications Corporation under which PLDT markets, and manages data and other services under NTT Communications’ “Arcstar” brand to its corporate customers in the Philippines. PLDT also entered into a Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the trade name “Arcstar” and its related trademark, logo and symbols, solely for the purpose of PLDT’s marketing, promotional and sales activities for the Arcstar services within the Philippines;

•	Conventional International Telecommunications Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses; and

•	Service Agreement. On February 1, 2008, PLDT entered into an agreement with NTT World Engineering Marine Corporation wherein the latter provides offshore submarine cable repair and other allied services for the maintenance of PLDT’s domestic fiber optic network submerged plant.

Total fees under these agreements amounted to Php114 million each for the years ended December 31, 2010 and 2009 and Php99 million for the year ended December 31, 2008. As at December 31, 2010 and 2009, outstanding obligations of PLDT under these agreements amounted to Php44 million and Php39 million, respectively.

5.	Agreements between Smart and Asia Link B.V., or ALBV

Smart has an existing Technical Assistance Agreement with ALBV, a subsidiary of the First Pacific Group. ALBV provides technical support services and assistance in the operations and maintenance of Smart’s cellular business. The agreement, which upon its expiration on February 23, 2008 was renewed until February 23, 2012 and is subject to further renewal upon mutual agreement of the parties, provides for payment of technical service fees equivalent to 1% of the consolidated net revenues of Smart. Total service fees charged to operations under this agreement amounted to Php615 million, Php634 million and Php630 million for the years ended December 31, 2010, 2009 and 2008, respectively. As at December 31, 2010 and 2009, outstanding obligations of Smart under this agreement amounted to Php200 million and Php188 million, respectively.

6.	Agreements Relating to Insurance Companies

Gotuaco del Rosario and Associates, or Gotuaco, acts as the broker for certain insurance companies to cover certain insurable properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies. In addition, PLDT has an insurance policy with Malayan Insurance Co., Inc., or Malayan, wherein premiums are directly paid to Malayan. Total insurance expenses under these agreements amounted to Php328 million, Php404 million and Php419 million for the years ended December 31, 2010, 2009 and 2008, respectively. Two directors of PLDT have direct/indirect interests in or serve as a director/officer of Gotuaco and Malayan.

d.	Others

See Note 18 – Prepayments for other related party transactions.

Compensation of Key Officers of the PLDT Group

The compensation of key officers of the PLDT Group by benefit type for the years ended December 31, 2010, 2009 and 2008 are as follows:

	2010	2009	2008
	(in million pesos)
Short-term employee benefits	664	593	498
Share-based payments and other long-term employee benefits (Note 25)	277	418	233
Post-employment benefits (Note 25)	25	33	24

Total compensation paid to key officers of the PLDT Group	966	1,044	755

In 2008, each of the directors, including the members of the advisory board of PLDT, is entitled to a director’s fee in the amount of Php125 thousand for each board meeting attended. Each of the members or advisors of the audit, executive compensation, governance and nomination and technology strategy committees is entitled to a fee in the amount of Php50 thousand for each committee meeting attended.

On January 27, 2009, the Board of Directors of PLDT approved the increase in director’s fee to Php200 thousand for board meeting attendance and to Php75 thousand for Board Committee meeting attendance. The director’s fee was last adjusted in July 1998.

There are no agreements between PLDT Group and any of its key management personnel providing for benefits upon termination of employment, except for such benefits to which they may be entitled under PLDT Group’s retirement and incentive plans.

25.	Share-based Payments and Employee Benefits

Share-based Payments

On August 28, 2006, the PLDT’s Board of Directors approved, in principle, the broad outline of the PLDT Group’s strategic plans for 2007 to 2009 focusing on the development of new revenue streams to drive future growth while protecting the existing core communications business. To ensure the proper execution of the three-year plan, particularly with respect to the manpower resources being committed to such plans, 2007 to 2009 LTIP, upon endorsement of the ECC, was approved by the Board of Directors to cover the period from January 1, 2007 to December 31, 2009, or the 2007 to 2009 Performance Cycle. The payment under the 2007 to 2009 LTIP was intended to be made at the end of the 2007 to 2009 Performance Cycle (without interim payments) and contingent upon the achievement of an approved target increase in PLDT’s common share price by the end of the 2007 to 2009 Performance Cycle and a cumulative consolidated net income target for the 2007 to 2009 Performance Cycle.

The value of the reward and accrued as at December 31, 2009, was computed in accordance with the formula prescribed in 2007 to 2009 LTIP, subject to the minimum and maximum award level to be granted, following the terms and formula as described therein. The fair value of the 2007 to 2009 LTIP were estimated using an option pricing model, which considered annual stock volatility, risk-free interest rates, dividends yield, the remaining life of options and share price. Cost per share for the 2007 to 2009 LTIP as at December 31, 2009 amounted to Php1,029, which was based on the computed minimum award level. The fair value of the 2007 to 2009 LTIP recognized as expense for the years ended December 31, 2009 and 2008 amounted to Php1,833 million and Php1,281 million, respectively. As at December 31, 2009, outstanding 2007 to 2009 LTIP liability amounted to Php4,582 million, which was paid in April 2010. See Note 3 – Management’s Use of Judgments, Estimates and Assumptions, Note 5 – Income and Expenses, Note 23 – Accrued Expenses and Other Current Liabilities and Note 26 – Contractual Obligations and Commercial Commitments.

Pension

Defined Benefit Pension Plans

We have defined benefit pension plans, covering substantially all of our permanent and regular employees, excluding those employees of Smart and its subsidiary, I-Contacts, which require contributions to be made to a separate administrative fund.

Our actuarial valuation is performed every year-end. Based on the latest actuarial valuation, the actual present value of accrued (prepaid) benefit costs, net periodic benefit costs and average assumptions used in developing the valuation as at and for the years ended December 31, 2010, 2009 and 2008 are as follows:

	2010	2009	2008
	(in million pesos)
Change in present value of defined benefit obligations:
Present value of defined benefit obligations at beginning of year	17,399	10,917	10,160
Interest costs	1,559	1,193	834
Current service costs	997	643	600
Actuarial losses (gains) on obligations	(2,855)	4,720	(101)
Liabilities of newly acquired subsidiaries	–	19	–
Actual benefits paid/settlements	(2,504)	(93)	(576)
Curtailment	8	–	–
Present value of defined benefit obligations at end of year	14,604	17,399	10,917

Change in plan assets:
Fair value of plan assets at beginning of year	19,980	7,168	8,519
Actual contributions	(17)	8,866	914
Expected return on plan assets	2,340	673	865
Actual benefits paid/settlements	(2,481)	(93)	(576)
Actuarial gains (losses) on plan assets	179	3,366	(2,554)

Fair value of plan assets at end of year	20,001	19,980	7,168

Unfunded (surplus) status – net	(5,397)	(2,581)	3,749
Unrecognized net actuarial gains (losses) (Note 3)	479	(2,474)	(1,126)
	(4,918)	(5,055)	2,623
Accrued benefit costs (Note 3)	415	359	2,623

Prepaid benefit costs (Notes 3 and 18)	5,333	5,414	–

Components of net periodic benefit costs:
Interest costs	1,559	1,193	834
Current service costs	997	643	600
Net actuarial losses (gains) recognized for the year	23	(3)	(11)
Event gains	(62)	–	–
Expected return on plan assets	(2,340)	(673)	(865)

Net periodic benefit costs (Notes 3 and 5)	177	1,160	558

Actual return on plan assets amounted to gain of Php2,519 million and Php4,036 million for the years ended December 31, 2010 and 2009, respectively, and loss of Php1,690 million for the year ended December 31, 2008.

The present value of defined benefit obligation, fair values of assets and experience adjustment as at and for the years ended December 31, 2010, 2009, 2008, 2007 and 2006 are as follows:

	2010	2009	2008	2007	2006
	(in million pesos)
Present value of defined benefit obligation	14,604	17,399	10,917	10,160	13,314
Fair value of assets	20,001	19,980	7,168	8,519	5,768
Experience adjustment arising on:
Liability (gain) loss due to experience as percentage of defined benefit obligation	(1.43%)	5.10%	(7.23%)	0.05%	(1.61%)
Asset (gain) loss due to experience as percentage of plan assets	0.77%	16.86%	(35.66%)	14.01%	5.96%

The weighted average assumptions used to determine pension benefits for the years ended December 31, 2010, 2009 and 2008 are as follows:

	2010	2009	2008
Average remaining working years of covered employee	19	18	20
Expected rate of return on plan assets	11%	12%	9%
Discount rate	8%	9%	11%
Rate of increase in compensation	8%	9%	10%

We have adopted mortality rates in accordance with the 1994 Group Annuity Mortality Table developed by the U.S. Society of Actuaries, which provides separate rates for males and females.

As at December 31, 2010 and 2009, the assets of the beneficial trust fund established for PLDT’s pension plan include investments in shares of stocks of PLDT with a fair value amounting to Php428 million and Php430 million, respectively, which represent about 2% each of such beneficial trust fund’s assets available for plan benefits.

The Board of Trustees of the beneficial trust fund uses an investment approach of mixed equity and fixed income investments to maximize the long-term expected return of plan assets. The investment portfolio has been structured to achieve the objective of regular income with capital growth and out-performance of benchmarks. A majority of the investment portfolio consists of various equity securities, debt and fixed income securities, while the remaining portion consists of multi-currency investments.

The allocation of the fair value of the beneficial trust fund’s assets for the PLDT pension plan as at December 31, 2010, 2009 and 2008 is as follows:

	2010	2009	2009
Investments in listed and unlisted equity securities	70%	78%	51%
Investments in temporary placements	24%	7%	8%
Investments in real estate	3%	5%	9%
Investments in debt and fixed income securities	2%	9%	27%
Investments in mutual funds	1%	1%	5%
	100%	100%	100%

Total contribution of PLDT to the pension plan for the years ended December 31, 2009 and 2008 amounted to Php8,848 million and Php914 million, respectively. PLDT made no contribution to the pension plan for the year ended December 31, 2010. The Php8,848 million contribution to the benefit trust fund in 2009 was used to invest in various listed and unlisted equity securities. As a result of the contributions in 2009, PLDT expects substantial reduction in net periodic benefit costs moving forward. In addition, PLDT does not expect to make contributions to the beneficial trust fund in the next few years.

Defined Contribution Plan

Smart and I-Contacts contributions to the plan are made based on the employee’s years of tenure and range from 5% to 10% of the employee’s monthly salary. Additionally, an employee has an option to make a personal contribution to the fund, at an amount not exceeding 10% of his monthly salary. The employer then provides an additional contribution to the fund ranging from 10% to 50% of the employee’s contribution based on the employee’s years of tenure. Although the plan has a defined contribution format, Smart and I-Contacts regularly monitor compliance with R.A. 7641, otherwise known as “The Retirement Pay Law”. As at December 31, 2010 and 2009, Smart and I-Contacts were in compliance with the requirements of R.A. 7641.

The plan’s investment portfolio seeks to achieve regular income and long-term capital growth and consistent performance over its own portfolio benchmark. In order to attain this objective, the trustee’s mandate is to invest in a diversified portfolio of bonds and equities, both domestic and international. The portfolio mix is kept at 60% to 90% for debt and fixed income securities while 10% to 40% is allotted to equity securities.

The allocation of the fair value of the beneficial trust fund’s assets for Smart and I-Contacts pension plan as at December 31, 2010, 2009 and 2008 is as follows:

	2010	2009	2008
Investments in debt and fixed income securities	58%	61%	68%
Investments in listed and unlisted equity securities	37%	34%	23%
Others	5%	5%	9%
	100%	100%	100%

Smart and I-Contacts currently expect to make approximately Php188 million of cash contributions to their pension plans in 2011.

Pension Benefit Costs

Total consolidated pension benefit costs for the years ended December 31, 2010, 2009 and 2008 are as follows:

	2010	2009	2008
	(in million pesos)
Expense recognized for defined benefit plans	177	1,160	558
Expense recognized for defined contribution plans	59	146	167
Total expense recognized for consolidated pension benefit costs (Notes 3 and 5)	236	1,306	725

Other Long-Term Employee Benefits

The new LTIP, or 2010 to 2012 LTIP, has been presented to and approved by the ECC and the Board of Directors, and is based on profit targets for the covered Performance Cycle. The cost of 2010 to 2012 LTIP is determined using the projected unit credit method based on assumed discount rates and profit targets. Total outstanding liability and fair value of 2010 to 2012 LTIP cost for the year ended December 31, 2010 amounted to Php1,392 million. See Note 3 – Management’s Use of Judgments, Estimates and Assumptions and Note 5 – Income and Expenses.

Net periodic benefit costs computed for the year ended December 31, 2010 are as follows:

(in million pesos)
Components of net periodic benefit costs:
Current service costs	1,327
Interest costs	28
Net actuarial loss	37
Net periodic benefit costs	1,392

26.	Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table discloses our consolidated contractual undiscounted obligations outstanding as at December 31, 2010 and 2009:

	Payments Due by Period
		Less than
	Total	1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
December 31, 2010
Debt(1):	113,394	6,569	51,308	33,978	21,539
Principal	92,590	6,206	38,263	29,335	18,786
Interest	20,804	363	13,045	4,643	2,753
Lease obligations:	8,003	4,383	1,710	948	962
Operating lease	7,959	4,353	1,697	947	962
Finance lease	44	30	13	1	–
Unconditional purchase obligations(2)	797	271	263	263	–
Other obligations:	68,714	50,247	13,895	683	3,889
Derivative financial liabilities(3):	4,173	–	1,667	674	1,832
Long-term currency swaps	4,173	–	1,667	674	1,832
Various trade and other obligations:	64,541	50,247	12,228	9	2,057
Suppliers and contractors	32,997	20,957	12,040	–	–
Utilities and related expenses	16,477	16,446	10	3	18
Employee benefits	3,853	3,853	–	–	–
Customers’ deposits	2,223	–	178	6	2,039
Dividends	2,086	2,086	–	–	–
Carriers	1,866	1,866	–	–	–
Others	5,039	5,039	–	–	–

Total contractual obligations	190,908	61,470	67,176	35,872	26,390

December 31, 2009
Debt(1):	130,075	5,241	56,398	38,073	30,363
Principal	102,587	4,876	40,226	31,953	25,532
Interest	27,488	365	16,172	6,120	4,831
Lease obligations:	7,564	3,778	1,956	994	836
Operating lease	7,497	3,730	1,940	991	836
Finance lease	67	48	16	3	–
Unconditional purchase obligations(2)	834	137	279	279	139
Other obligations:	64,456	44,322	15,528	826	3,780
Derivative financial liabilities(3):	4,759	–	2,153	789	1,817
Long-term currency swaps	4,759	–	2,153	789	1,817
Various trade and other obligations:	59,697	44,322	13,375	37	1,963
Suppliers and contractors	26,941	14,975	11,966	–	–
Utilities and related expenses	14,737	14,687	18	5	27
Employee benefits	8,082	8,082	–	–	–
Customers’ deposits	2,166	–	198	32	1,936
Carriers	1,937	1,937	–	–	–
Dividends	1,749	1,749	–	–	–
Others	4,085	2,892	1,193	–	–

Total contractual obligations	202,929	53,478	74,161	40,172	35,118

(1)	Consist of notes payable and long-term debt, including current portion; gross of unamortized debt discount and debt issuance costs.

(2)	Based on the Amended ATPA with AIL. See Note 24 – Related Party Transactions.

(3)	Gross liabilities before any offsetting application.

Debt

See Note 20 – Interest-bearing Financial Liabilities for a detailed discussion of our debt.

Operating Lease Obligations

The PLDT Group has various lease contracts for periods ranging from one to ten years covering certain offices, warehouses, cell sites telecommunications equipment locations and various office equipment.

The consolidated future minimum lease commitments payable with non-cancellable operating leases as at December 31, 2010 are as follows:

(in million pesos)
Within one year	4,469
After one year but not more than five years	2,528
More than five years	962
7,959

Finance Lease Obligations

See Note 20 – Interest-bearing Financial Liabilities for the detailed discussion of our long-term finance lease obligations.

Unconditional Purchase Obligations

See Note 24 – Related Party Transactions for a detailed discussion of PLDT’s obligation under the Original ATPA and the Amended ATPA.

As at December 31, 2010 and 2009, PLDT’s aggregate remaining minimum obligation under the Amended ATPA is approximately Php797 million and Php834 million, respectively.

Other Obligations

Derivative Financial Liabilities

See Note 28 – Financial Assets and Liabilities for the detailed discussion of our derivative financial liabilities.

Various Trade and Other Obligations

PLDT Group has various obligations to suppliers for the acquisition of phone and network equipment, contractors for services rendered on various projects, foreign administrations and domestic carriers for the access charges, shareholders for unpaid dividends distributions, employees for benefits related obligations, and various business and operational related agreements. As at December 31, 2010 and 2009, total obligations under these various agreements amounted to approximately Php64,541 million and Php59,697 million, respectively. See Note 22 – Accounts Payable and Note 23 – Accrued Expenses and Other Current Liabilities.

Commercial Commitments

As at December 31, 2010 and 2009, our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to Php1,145 million and Php1,317 million, respectively. These commitments will expire within one year.

See Note 28 – Financial Assets and Liabilities for discussion of Liquidity Risk Management.

27.	Provisions and Contingencies

NTC Supervision and Regulation Fees, or SRF

Since 1994, following the rejection of PLDT’s formal protest against the assessments by the NTC of SRF, PLDT and the NTC had been involved in legal proceedings before the Court of Appeals and the Supreme Court. The principal issue in these proceedings was the basis for the computation of the SRF. PLDT’s opinion, which was upheld by the Court of Appeals, but, as set forth below, rejected by the Supreme Court, was that the SRF should be computed based only on the par value of the subscribed or paid up capital of PLDT, excluding stock dividends, premium or capital in excess of par. The Supreme Court, in its decision dated July 28, 1999, ordered the NTC to make a recomputation of the SRF based on PLDT’s capital stock subscribed and paid. Subsequently, in February 2000, the NTC issued an assessment letter for the balance of the SRF, but in calculating said fees, the NTC used as a basis not only capital stock subscribed or paid but also the stock dividends. PLDT questioned the inclusion of the stock dividends in the calculation of the SRF and sought to restrain the NTC from enforcing/implementing its assessment until the resolution of the said issue. Prior to the resolution of the issue mentioned above, PLDT paid the SRF due in 2000 together with the balance due from the recalculation of the SRF and had been paying the SRF due in September of each year thereafter, excluding the portion that was based on stock dividends.

The Supreme Court, in a resolution promulgated on December 4, 2007, held that the computation of the SRF should be based on the outstanding capital stock of PLDT, including stock dividends. In a letter to PLDT on February 29, 2008, the NTC assessed PLDT the total amount of Php2,870 million as SRF, which included penalties and interest. On April 3, 2008, PLDT paid NTC the outstanding principal amount relating to SRF on stock dividends in the amount of Php455 million, but did not pay the penalties and interest assessed by the NTC. PLDT believes that it is not liable for penalties and interest, and therefore protested and disputed NTC’s assessments of the same. In letters dated April 14, 2008 and June 18, 2008, the NTC demanded payment of the balance of its assessment. On July 9, 2008, PLDT filed a Petition for Certiorari and Prohibition with the Court of Appeals (the “Petition”) praying that the NTC be restrained from enforcing or implementing its assessment letter of February 29, 2008, and demand letters dated April 14, 2008 and June 18, 2008, all demanding payment of SRF including penalties and interests. The Petition further prayed that after notice and hearing, the NTC be ordered to forever cease and desist from implementing and/or enforcing, and annulling and reversing and setting aside, the said assessment letter and demand letters. The Court of Appeals, in its Decision dated May 25, 2010, granted PLDT’s Petition and set aside/annulled the NTC’s letters-assessments dated February 29, 2008, April 14, 2008 and June 18, 2008. The NTC did not file a Motion for Reconsideration of the decision of the Court of Appeals. Instead, the NTC, through the Solicitor General, filed a petition for review directly with the Supreme Court. PLDT received a copy of the petition on July 16, 2010, and after receiving the order of the Supreme Court to file its comment, filed its Comment on the petition on December 9, 2010. As at March 1, 2011, this case is still pending with the Supreme Court.

PLDT’s Local Business and Franchise Tax Assessments

The Local Government Code of 1991, or Republic Act (R.A.) 7160, which took effect on January 1, 1992, extended to local government units, or LGUs, the power to tax businesses within their territorial jurisdiction granted under Batas Pambansa 337, and withdrew tax exemptions previously granted to franchise grantees under Section 12 of R.A. 7082.

PLDT believes that the Public Telecommunications Policy Act, or R.A. 7925, which took effect on March 16, 1995, and the grant of local franchise and business taxes exemption privileges to other franchise holders subsequent to the effectivity of R.A. 7160, implicitly restored its local franchise and business taxes exemption privilege under Section 12 of R.A. 7082, or the PLDT Franchise pursuant to Section 23 thereof or the equality of treatment clause. To confirm this position, PLDT sought and obtained on June 2, 1998 a ruling from the Bureau of Local Government Finance, or BLGF, of the Philippine Department of Finance, which ruled that PLDT is exempt from the payment of local franchise and business taxes imposable by LGUs under R.A. 7160. However, on March 25, 2003, in a ruling relating to a tax assessment by the City of Davao, the Supreme Court decided that PLDT was not exempt from the local franchise tax.

Although PLDT believes that it is not liable to pay local franchise and business taxes, PLDT has entered into compromise settlements with several LGUs, including the City of Makati, in order to maintain and preserve its good standing and relationship with these LGUs. Under these compromise settlements, which have mostly been approved by the relevant courts, PLDT has paid a total amount of Php936 million as at December 31, 2010 for local franchise tax covering prior periods up to December 31, 2010.

As at December 31, 2010, PLDT has no contested LGU assessments for franchise taxes based on gross receipts received or collected for services within their respective territorial jurisdiction.

However, PLDT contested the imposition of local business taxes in addition to local franchise tax by the City of Tuguegarao in the amount of Php1.9 million for the years 1998 to 2003. The RTC rendered a decision stating that the City of Tuguegarao cannot impose local business tax on PLDT, there being no ordinance enacted for that purpose. The City of Tuguegarao has filed a Motion for Reconsideration which was denied by the court in its Order dated March 2, 2009. The City of Tuguegarao has filed a Notice of Appeal before the Court of Appeals. PLDT filed a motion to dismiss the said appeal on the ground of lack of jurisdiction as the appeal should have been filed before the Court of Tax Appeals, or CTA. The City of Tuguegarao filed its Comment to PLDT’s Motion to Dismiss. PLDT will file its Reply on the said Comment of the City of Tuguegarao. Said motion to dismiss is now submitted for resolution by the honorable court.

Moreover, PLDT also contested the imposition of franchise tax by the Province of Cagayan based on gross receipts derived from outside its territorial jurisdiction specifically that of the City of Tuguegarao, in the amount of Php3 million for the years 1999 to 2006. The RTC in its decision dated February 25, 2009, ruled in favor of PLDT, stating that the Province of Cagayan can no longer tax PLDT for transactions taking place in the City of Tuguegarao. The Province of Cagayan filed a Motion for Reconsideration which was denied by the RTC in its Order dated October 7, 2009. The Province of Cagayan filed a Petition for Review before the CTA. The CTA ordered PLDT to file its Comment on the Petition which PLDT timely filed on February 25, 2010. In a resolution dated April 30, 2010, the court ordered both parties to submit their respective memoranda which PLDT timely complied by filing its memorandum on June 4, 2010. Last September 20, 2010 PLDT received the Decision of the CTA which Affirmed with Modifications the Decision of the RTC. Though said Decision affirmed that the Province of Cagayan cannot impose franchise tax on gross receipts realized in the City of Tuguegarao, the CTA ruled that PLDT is subject to surcharge and interest for the years 1999 to 2004 thereby reducing the amount refundable to PLDT from Php2.8 million to Php1 million. Both parties filed a partial motion for reconsideration of the said decision as well as comment on the other party’s motion. Both motions are now submitted for resolution by the honorable court.

Smart’s Local Business and Franchise Tax Assessments

In Smart Communications, Inc. vs. City of Makati (Civil Cases No. 02-249 and 02-725, August 3, 2004), the deficiency local franchise tax assessment issued against Smart by the City of Makati totaling approximately Php312 million, inclusive of surcharges and interests, covering the years 1995 and 1998 to 2001 had been ordered cancelled by the RTC of City of Makati. This was upheld by the Court of Appeals in its Resolution dated June 9, 2005 (CA G.R. SP No. 88681, June 9, 2005). The Court’s Decision declaring Smart as exempt from paying local franchise tax had become final and executory.

In a letter dated March 24, 2008, the Miscellaneous, Taxes, Fees and Charges Division of the City of Makati requested payment for alleged deficiency local franchise tax covering the years 1995 and 1997 to 2003. Smart replied and reiterated its exemption from local franchise tax based on its legislative franchise and the Smart vs. City of Makati case, which covered the years 1995 and 1998 to 2001. On March 9, 2009, Smart received another letter from the City of Makati on alleged outstanding franchise tax obligations covering the period from 1995 to 2009. In November 2009, Smart received a Billing Statement from the City of Makati for alleged franchise tax liability covering the period from 1995 and 1997 to 2003. On December 16, 2009 and January 29, 2010, Smart filed its reply letters and refuted the alleged franchise tax liability based on the Smart vs. City of Makati case and its BOI registration dated May 3, 2001.

In August 2009, the Business Tax Division of the City of Makati issued a Letter of Authority for the examination of Smart’s local tax liabilities covering the years 2006, 2007 and 2008. The City of Makati issued a Notice of Assessment dated October 23, 2009 against Smart for alleged deficiency local business taxes, fees and charges, including interest and penalties, covering the years 2006 to 2008. Smart protested the assessment on December 16, 2009. On February 8, 2010, Smart received the City of Makati’s Revised Notice of Assessment, which showed deficiency local franchise and business taxes, including interest and penalties, for the years 2006 to 2008. Smart contested the revised deficiency local tax assessment on February 15, 2010. In a letter dated February 19, 2010, the City of Makati demanded the immediate settlement of the alleged tax liability. On March 3, 2010, Smart requested the City of Makati for a reinvestigation and for it to further evaluate its arguments and supporting documents. Afterwhich, Smart had several meetings with the officials of the City of Makati to discuss its request for reinvestigation. During that period, the City of Makati officials advised Smart that they still need to study and internally discuss the arguments of Smart.

On August 3, 2010, Smart received the City of Makati’s Notice of Distraint and Levy dated July 23, 2010. Smart sent a letter to the City of Makati on August 10, 2010 inquiring on the status of Smart’s request for reinvestigation and requested for a meeting. On August 19, 2010, Smart’s representatives met with the City of Makati officials and they then informed Smart’s representatives that its decision on the matter is final.

On September 1, 2010, Smart filed an Appeal with application for the issuance of a Temporary Restraining Order and Writ of Preliminary Injunction before the RTC of the City of Makati (Branch 133) docketed as SCA No. 10-852. On September 6, 2010, the RTC of the City of Makati (Branch 133) promulgated an Order granting the issuance of a temporary restraining order for 20 days directing the City of Makati and the City Treasurer to maintain the status quo until a hearing can be had to determine the propriety of injunctive relief conditioned upon posting of a Php200 million bond by Smart. In an Order dated September 23, 2010, the RTC of the City of Makati (Branch 133) issued a Writ of Preliminary Injunction conditioned upon posting of Php500 million bond by Smart. Smart submitted the bond with the RTC of the City of Makati (Branch 133) on October 4, 2010. The City of Makati filed a Motion for Reconsideration of the Order dated September 23, 2010, which was denied.

Meanwhile, the City of Makati filed a Motion to Dismiss dated September 15, 2010 and a Motion to Inhibit dated September 21, 2010, which were both denied as well as the Motions for Reconsideration from the Orders denying the said motions.

Thus, the City of Makati filed with the Court of Appeals a Petition for Certiorari [With Urgent Appliation for the Issuance of a Temporary Restraining Order and/or Writ of Preliminary Injunction] dated December 16, 2010, seeking to annul the following orders of the RTC of the City of Makati: Order dated September 23, 2010 (granting Smart’s prayer for the issuance of a Writ of Preliminary Injunction); and Order dated October 12, 2010 (denying the City of Makati’s Motion to Dismiss and Motion for Inhibition), as well as the denial of the motions for reconsideration of the Orders dated September 23, 2010 and October 12, 2010. To date, the Court of Appeals has not ordered Smart to file a Comment. However, the Court of Appeals directed the City of Makati to amend the Verification portion of the Petition to state that the representative signing the Petition has personal knowledge of the contents thereof.

In the meantime, pre-trial was conducted and terminated on January 20, 2011. The trial dates were set on March 7, 2011, March 21, 2011 and April 4, 2011.

Meanwhile, Smart also received similar local franchise tax assessments issued by the City of Iloilo amounting to approximately Php0.7 million, inclusive of surcharge and penalties. The RTC of Iloilo likewise ruled in favor of Smart in its Decision dated January 19, 2005 (Civil Case No. 02-27144) declaring Smart as exempt from payment of local franchise tax. The City of Iloilo appealed the Decision and the Supreme Court, on February 27, 2009, (G.R. No. 167260) ruled that Smart is liable to pay the local franchise tax to the City of Iloilo. On April 2, 2009, Smart filed its Motion for Reconsideration. On July 1, 2009, the Supreme Court’s Special Second Division issued a Resolution denying Smart’s Motion for Reconsideration. In accordance with this Decision, Smart paid the City of Iloilo.

In 2002, Smart filed a special civil action for declaratory relief for the ascertainment of its rights and obligations under the Tax Code of the City of Davao. The relevant section of Smart’s franchise provided that the grantee shall pay a franchise tax equivalent to 3% of all gross receipts of the business transacted under the franchise by the grantee and the said percentage shall be in lieu of all taxes on the franchise or earnings thereof. On September 16, 2008, the Supreme Court’s Third Division ruled that Smart is liable for local franchise tax since the phrase “in lieu of all taxes” merely covers national taxes and was rendered inoperative when the VAT law took effect. On October 21, 2008, Smart filed its Motion for Reconsideration. Smart argued that the operative word in the “in lieu of all taxes” clause in Smart’s franchise is the word “all”. The word “all” before “taxes” in the clause “in lieu of all taxes” covers all kinds of taxes, national and local, except only those mentioned in the franchise. Smart also argued that the BIR already clarified in its Revenue Memorandum Circular No. 5-96 dated March 31, 1997 that the VAT merely replaced the franchise tax. On July 21, 2009, the Supreme Court’s Third Division promulgated its Resolution denying Smart’s Motion for Reconsideration and affirming that Smart is liable to pay local franchise tax to the City of Davao. On June 3, 2010, Smart received an initial local franchise tax assessment from the City of Davao covering the years from 1997 to 2010. Smart filed on June 21, 2010 its letter of protest against the local franchise tax assessment citing its local tax exemption by virtue of its BOI registration. On July 6, 2010, Smart received a letter from the City of Davao requesting for the submission of additional documents. Smart submitted several documents on August 3, 2010. In reply to Smart’s protest, the City of Davao answered several issues, made an assessment and demanded for the settlement of the local franchise tax. Smart received the reply on October 26, 2010. On November 11, 2010, Smart protested the assessment. In an unsigned letter received by Smart on December 17, 2010, the City of Davao maintained that Smart is obligated to pay the local franchise tax assessed.

In an Indorsement dated February 10, 2011, the City of Davao Legal Office issued an Opinion recognizing that Smart’s Tax exemption, being a BOI registered enterprise, shall commence from the date of registration with the Board (six years for pioneer business enterprise), pursuant to the provisions of Section 133(g) of the Local Government Code in relation to Article 11 of the Omnibus Investment Code of 1987.

With the finality of the Iloilo and Davao cases, several cities and provinces have began discussions with Smart on the settlement of alleged local franchise tax within their respective jurisdictions. To limit the years covered by Smart’s tax liability, Smart is invoking the prospective application of the Iloilo and Davao decisions and the recognition of its local tax exemption by virtue of its BOI registration issued on May 3, 2001.

PCEV’s Local Franchise Tax Assessment

In 2004, PCEV secured a favorable decision from a Trial Court involving the local franchise tax in the City of Makati. In the case entitled “Pilipino Telephone Corporation vs. City of Makati and Andrea Pacita S. Guinto” (Piltel vs. City of Makati) (Civil Case No. 01-1760), the RTC of the City of Makati rendered its Decision dated December 10, 2002 declaring PCEV exempt from the payment of local franchise and business taxes. The Trial Court ruled that the legislative franchise of PCEV, R.A. 7293, granting the corporation exemption from local franchise and business taxes took effect after R.A. 7160 which removed all prior tax exemptions granted by law or other special law. The Trial Court’s decision was affirmed by the Court of Appeals in its Decision dated July 12, 2004 and then subsequently, the Supreme Court denied the appeal of the City of Makati in its Entry of Judgment dated October 13, 2004. The Supreme Court ruled that the City of Makati, failed to sufficiently show that the Court of Appeals committed any reversible error in the questioned judgment to warrant the exercise of the Supreme Court’s discretionary appellate jurisdiction.

On March 9, 2009, PCEV received a letter from the City of Makati on alleged outstanding franchise tax obligations covering the period from 1995 to 2009. In November 2009, PCEV received a Billing Statement from the City of Makati for alleged franchise tax liability covering the period from 1999 to 2003. On December 16, 2009, PCEV filed its reply and refuted the alleged franchise tax liability based on the Piltel vs. City of Makati case. As at March 1, 2011, this case is still pending with the City of Makati.

Real Property Tax Assessment

In Smart Communications, Inc. vs. Central Board of Assessment Appeals, or CBAA, Local Board of Assessment Appeals of Surigao City, and City Assessor of Surigao City, Smart filed a Petition for Review with the Court of Appeals assailing the prior decision of the CBAA which declared Smart as being liable to pay real property taxes to the City of Surigao. The Court of Appeals on November 26, 2008 decided that Smart is exempt from the payment of real property taxes for its properties which are actually, directly and exclusively used in the operation of its franchise.

On August 16, 2010, the Court of Appeals issued an Entry of Judgment confirming that the November 26, 2008 Resolution had become final and executory on December 22, 2008, and it was recorded in the book of Entries of Judgments.

Arbitration with Eastern Telecommunications Philippines, Inc., or ETPI

Since 1990 (up to present), PLDT and ETPI have been engaged in legal proceedings involving a number of issues in connection with their business relationship. While they have entered into Compromise Agreements in the past (one in February 1990, and another one in March 1999), these agreements have not put to rest their issues against each other. Accordingly, to avoid further protracted litigation and simply improve their business relationship, both PLDT and ETPI have agreed in April 2008 to submit their differences and issues to voluntary arbitration. For this arbitration (after collating various claims of one party against the other) ETPI, on one hand, initially submitted its claims of about Php2.9 billion against PLDT; while PLDT, on the other hand, submitted its claims of about Php2.8 billion against ETPI. Currently, PLDT and ETPI have agreed to suspend the arbitration proceedings between them.

Matters Relating to a Third Party Aggregator

In late 2009, PLDT informally received a communication which provided a complaint, or the Draft, setting forth a securities class action lawsuit in the United States District Court for the Southern District of New York against PLDT and certain PLDT officers and indicated that such Draft may be filed against PLDT. The Draft alleges that some PLDT officers and employees caused PLDT’s subsidiary, Smart to enter into contracts with a third-party entity in order to divert long distance telephone traffic and profits to such third-party entity. The Draft further alleges that these officers and employees personally created and controlled the third-party entity and were personally enriched as a result. The Draft alleges that this alleged scheme was accomplished by causing Smart to offer a lower rate for long distance telephone traffic to that third-party entity so that long distance traffic which otherwise would have been handled by PLDT at a higher rate was redirected to equipment owned by the third-party entity. The Draft alleges that PLDT failed to disclose material facts regarding the alleged scheme and that, as a result, PLDT misstated its true financial condition in its annual reports from 2002 through 2008.

In light of the nature of the allegations and out of an abundance of caution, PLDT’s Board of Directors referred the Draft for review by the Audit Committee. The Audit Committee appointed an independent Investigation Committee to oversee an investigation into the allegations contained in the Draft. The Audit Committee retained independent counsel to lead in the investigation. To preserve the confidential nature of the inquiry, the investigation was limited to internal sources at PLDT, including current PLDT and Smart employees, internal records and discrete inquiries and public records searches.

The independent counsel, under the oversight of the Investigation Committee, has concluded on the basis of the evidence within the control of PLDT or otherwise reasonably available, that: (i) while the investigation cannot definitively exclude the possibility, the investigation has found no evidence to establish that PLDT’s officers and employees were personally involved in the creation of the third-party entity referred to in the Draft and has found no evidence of any improper personal financial benefit or gain by these officers and employees, directly or indirectly from such third party entity; and (ii) while Smart had substantial business relationships with various third-party aggregators of long-distance telephone traffic during the relevant period, including the third-party entity referred to in the Draft (with which Smart ceased doing business in 2008), there is no evidence that the relationship with such third-party entity in fact resulted in a material adverse impact on PLDT’s revenues during the relevant period and may have in fact benefited PLDT overall through an increase in overall call volume.

On May 7, 2010, the Audit Committee of PLDT approved the recommendation and conclusion of the independent counsel, as endorsed by the Investigation Committee.

Other disclosures required by PAS 37, Provisions, Contingent Liabilities and Contingent Assets, were not provided as it may prejudice our position in on-going claims, litigations and assessments.

28.	Financial Assets and Liabilities

We have various financial assets such as trade and non-trade receivables and cash and short-term deposits, which arise directly from our operations. Our principal financial liabilities, other than derivatives, comprise of bank loans and overdrafts, finance leases, trade and non-trade payables. The main purpose of these financial liabilities is to finance our operations. We also enter into derivative transactions, primarily principal only currency swap agreements, currency options, interest rate swaps and forward foreign exchange contracts to manage the currency and interest rate risks arising from our operations and sources of financing. Our accounting policies in relation to derivatives are set out in Note 2 – Summary of Significant Accounting Policies.

The following table sets forth our financial assets and financial liabilities as at December 31, 2010 and 2009:

						Total financial	Non-financial
	Loans	Held-to-maturity	Fair value through	Available-for-sale	Liabilities carried	assets and	assets and
	and receivables	investments	profit or loss	financial assets	at amortized cost	liabilities	liabilities	Total
	(in million pesos)
Assets as at December 31, 2010
Noncurrent:
Property, plant and equipment	–	–	–	–	–	–	163,184	163,184
Investments in associates and joint ventures	–	–	–	–	–	–	23,203	23,203
Available-for-sale financial assets	–	–	–	147	–	147	–	147
Investment in debt securities	–	484	–	–	–	484	–	484
Investment properties	–	–	–	–	–	–	1,560	1,560
Goodwill and intangible assets	–	–	–	–	–	–	11,485	11,485
Deferred income tax assets – net	–	–	–	–	–	–	6,110	6,110
Derivative financial assets	–	–	178	–	–	178	–	178
Prepayments – net of current portion	–	–	–	–	–	–	8,679	8,679
Advances and refundable deposits – net of current portion	984	–	–	–	–	984	203	1,187
Current:
Cash and cash equivalents	36,678	–	–	–	–	36,678	–	36,678
Short-term investments	152	–	517	–	–	669	–	669
Trade and other receivables	16,428	–	–	–	–	16,428	–	16,428
Inventories and supplies	–	–	–	–	–	–	2,219	2,219
Derivative financial assets	–	–	5	–	–	5	–	5
Current portion of prepayments	–	–	–	–	–	–	5,418	5,418
Current portion of advances and refundable deposits	16	–	–	–	–	16	165	181

Total assets	54,258	484	700	147	–	55,589	222,226	277,815

Liabilities as at December 31, 2010
Noncurrent:
Interest-bearing financial liabilities – net of current portion	–	–	–	–	75,888	75,888	–	75,888
Deferred income tax liabilities – net	–	–	–	–	–	–	1,099	1,099
Derivative financial liabilities	–	–	3,604	–	–	3,604	–	3,604
Pension and other employee benefits	–	–	–	–	–	–	1,834	1,834
Customers’ deposits	–	–	–	–	2,223	2,223	–	2,223
Deferred credits and other noncurrent liabilities	–	–	–	–	12,041	12,041	1,526	13,567
Current:
Accounts payable	–	–	–	–	23,673	23,673	2,131	25,804
Accrued expenses and other current liabilities	–	–	–	–	28,822	28,822	7,137	35,959
Provision for assessments	–	–	–	–	–	–	1,555	1,555
Current portion of interest-bearing financial liabilities	–	–	–	–	13,801	13,801	–	13,801
Dividends payable	–	–	–	–	2,086	2,086	–	2,086
Income tax payable	–	–	–	–	–	–	3,010	3,010

Total liabilities	–	–	3,604	–	158,534	162,138	18,292	180,430

Net assets (liabilities)	54,258	484	(2,904)	147	(158,534)	(106,549)	203,934	97,385

Assets as at December 31, 2009
Noncurrent:
Property, plant and equipment	–	–	–	–	–	–	161,256	161,256
Investments in associates and joint ventures	–	–	–	–	–	–	22,233	22,233
Available-for-sale financial assets	–	–	–	134	–	134	–	134
Investment in debt securities	–	462	–	–	–	462	–	462
Investment properties	–	–	–	–	–	–	1,210	1,210
Goodwill and intangible assets	–	–	–	–	–	–	13,024	13,024
Deferred income tax assets – net	–	–	–	–	–	–	7,721	7,721
Prepayments – net of current portion	–	–	–	–	–	–	8,663	8,663
Advances and refundable deposits – net of current portion	842	–	–	–	–	842	260	1,102
Current:
Cash and cash equivalents	38,319	–	–	–	–	38,319	–	38,319
Short-term investments	3,338	–	486	–	–	3,824	–	3,824
Trade and other receivables	14,729	–	–	–	–	14,729	–	14,729
Inventories and supplies	–	–	–	–	–	–	2,165	2,165
Derivative financial assets	–	–	6	–	–	6	–	6
Current portion of prepayments	–	–	–	–	–	–	5,098	5,098
Current portion of advances and refundable deposits	7	–	–	–	–	7	195	202
Total assets	57,235	462	492	134	–	58,323	221,825	280,148

Liabilities as at December 31, 2009
Noncurrent:
Interest-bearing financial liabilities – net of current portion	–	–	–	–	86,079	86,079	–	86,079
Deferred income tax liabilities – net	–	–	–	–	–	–	1,321	1,321
Derivative financial liabilities	–	–	2,751	–	–	2,751	–	2,751
Pension and other employee benefits	–	–	–	–	–	–	374	374
Customers’ deposits	–	–	–	–	2,166	2,166	–	2,166
Deferred credits and other noncurrent liabilities	–	–	–	–	13,159	13,159	1,279	14,438
Current:
Accounts payable	–	–	–	–	17,698	17,698	1,903	19,601
Accrued expenses and other current liabilities	–	–	–	–	28,752	28,752	6,694	35,446
Provision for assessments	–	–	–	–	–	–	1,555	1,555
Current portion of interest-bearing financial liabilities	–	–	–	–	12,714	12,714	–	12,714
Dividends payable	–	–	–	–	1,749	1,749	–	1,749
Income tax payable	–	–	–	–	–	–	2,829	2,829

Total liabilities	–	–	2,751	–	162,317	165,068	15,955	181,023

Net assets (liabilities)	57,235	462	(2,259)	134	(162,317)	(106,745)	205,870	99,125

The following table sets forth the consolidated carrying values and estimated fair values of our financial assets and liabilities recognized as at December 31, 2010 and 2009:

	Carrying Value		Fair Value
	2010	2009	2010 2009
	(in million pesos)
Noncurrent Financial Assets
Available-for-sale financial assets:
Listed equity securities	78	68	78	68
Unlisted equity securities	69	66	69	66
Investment in debt securities	484	462	502	474
Derivative financial assets:
Long-term currency swap	178	–	178	–
Advances and refundable deposits – net of current portion	984	842	915	732

Total noncurrent financial assets	1,793	1,438	1,742	1,340

Current Financial Assets
Cash and cash equivalents:
Cash on hand and in banks	2,906	3,300	2,906	3,300
Temporary cash investments	33,772	35,019	33,772	35,019
Short-term investments	669	3,824	669	3,824
Trade and other receivables – net:
Foreign administrations	4,321	4,064	4,321	4,064
Retail subscribers	3,872	3,546	3,872	3,546
Corporate subscribers	2,042	2,429	2,042	2,429
Domestic carriers	1,453	1,184	1,453	1,184
Dealers, agents and others	4,740	3,506	4,740	3,506
Derivative financial assets:
Bifurcated embedded derivatives	5	6	5	6
Current portion of advances and refundable deposits	16	7	16	7

Total current financial assets	53,796	56,885	53,796	56,885

Total Financial Assets	55,589	58,323	55,538	58,225

Noncurrent Financial Liabilities
Interest-bearing financial liabilities:
Long-term debt – net of current portion	75,879	86,066	82,244	88,383
Obligations under finance lease	9	13	8	12
Derivative financial liabilities:
Long-term currency swap	3,604	2,751	3,604	2,751
Customers’ deposits	2,223	2,166	1,701	1,375
Deferred credits and other noncurrent liabilities	12,041	13,159	11,457	11,629

Total noncurrent financial liabilities	93,756	104,155	99,014	104,150

Current Financial Liabilities
Accounts payable:
Suppliers and contractors	20,957	14,975	20,957	14,975
Carriers	1,866	1,937	1,866	1,937
Related parties	244	233	244	233
Others	606	553	606	553
Accrued expenses and other current liabilities:
Utilities and related expenses	19,739	17,388	19,739	17,388
Employee benefits	3,852	8,071	3,852	8,071
Interests and other related costs	1,028	1,167	1,028	1,167
Liability arising from purchase of investment	–	65	–	65
Others	4,203	2,061	4,203	2,061
Interest-bearing financial liabilities:
Current portion of long-term debt	13,767	10,384	13,767	10,384
Obligations under finance lease	34	51	34	51
Notes payable	–	2,279	–	2,279
Dividends payable	2,086	1,749	2,086	1,749

Total current financial liabilities	68,382	60,913	68,382	60,913

Total Financial Liabilities	162,138	165,068	167,396	165,063

Below are the list of financial assets and liabilities carried at fair value that are classified using a fair value hierarchy as at December 31, 2010 and 2009:

	2010			2009
	Level 1(1)	Level 2(2)	Total Level 1(1)		Level 2(2)	Total
		(in million pesos)
Noncurrent Financial Asset
Available-for-sale financial assets – Listed equity securities	78	–	78	68	–	68
Derivative financial assets	–	178	178	–	–	–
Current Financial Assets
Short-term investments	–	517	517	–	486	486
Derivative financial assets	–	5	5	–	6	6

Total	78	700	778	68	492	560

Noncurrent Financial Liability
Derivative financial liabilities	–	3,604	3,604	–	2,751	2,751
Total	–	3,604	3,604	–	2,751	2,751

(1)	Fair values determined using observable market inputs that reflect quoted prices in active markets for identical assets or liabilities.

(2)	Fair values determined using inputs other than quoted prices that are either directly or indirectly observable for the assets or liabilities.

As at December 31, 2010 and 2009, we do not have financial instruments whose fair values are determined using inputs that are not based on observable market data (Level 3).

As at December 31, 2010 and 2009, there were no transfers between Level 1 and Level 2 fair value measurements.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Long-term financial assets and liabilities: Fair value is based on the following:

Type	Fair Value Assumptions
Noncurrent portion of advances and refundable deposits	Estimated fair value is based on the discounted values of future cash flows using the applicable zero coupon rates plus credit spread.

Fixed rate loans:
U.S. dollar notes Other loans in all other currencies
Quoted market price.
Estimated fair value
is based on the
discounted value of
future cash flows
using the applicable
Commercial Interest
Reference Rate and
Philippine Dealing
System Treasury
Fixing rates for
similar types of
loans.

Variable rate loans	The carrying value approximates fair value because of recent and regular repricing based on market conditions.

Customers’ deposits and deferred credits and other noncurrent liabilities	Estimated fair value is based on the discounted values of future cash flows using the applicable zero coupon rates plus credit spread.

Derivative Financial Instruments:

Foreign currency options: The fair values were computed using an option pricing model using market volatility rates of the U.S. dollar and Philippine peso exchange rate as at valuation date.

Forward foreign exchange contracts, bifurcated foreign currency forwards and foreign currency swaps: The fair values were computed as the present value of estimated future cash flows using market U.S. dollar and Philippine peso interest rates as at valuation date.

Available-for-sale financial assets: Fair values of available-for-sale financial assets, which consist of proprietary listed shares, were determined using quoted prices. Investments in unlisted securities are carried at cost less any accumulated impairment losses.

Investment in debt securities: Fair values were determined using quoted prices. For non-quoted securities, fair values were determined using discounted cash flow based on market observable rates.

Due to the short-term nature of the transactions, the fair value of cash and cash equivalents, short-term investments, current investment in debt securities, trade and other receivables, current portion of advances and refundable deposits, accounts payable, accrued expenses and other current liabilities, current portion of interest-bearing financial liabilities, and dividends payable approximate their carrying values as at the end of the reporting period.

Derivative Financial Instruments

Our derivative financial instruments are accounted for as either cash flow hedges or transactions not designated as hedges. Cash flow hedges refer to those transactions that hedge our exposure to variability in cash flows attributable to a particular risk associated with a recognized financial asset or liability and exposures arising from forecast transactions. Changes in the fair value of these instruments representing effective hedges are recognized directly in other comprehensive income until the hedged item is recognized in our consolidated income statement. For transactions that are not designated as hedges, any gains or losses arising from the changes in fair value are recognized directly to income for the period. As at December 31, 2010 and 2009, we have no outstanding financial instruments designated as hedges.

The table below sets out the information about our derivative financial instruments not designated as hedges as at December 31, 2010 and 2009.

		2010			2009
							Mark-to-
				Mark-to-market			market Gains
	Maturity	Notional		Gains (Losses)	Notional		(Losses)
				(in millions)
PLDT
Currency swaps	2017	US$	222	(Php2,651)	US$	245	(Php1,803)
	2012		100	(953)		146	(948)
	2012		60(1)	178		–	–
				(3,426)			(2,751)

ePLDT
Bifurcated embedded derivatives	2012		1	5		1	4

Smart
Bifurcated embedded derivatives	2010		–	–		–	2

Net liabilities				(Php3,421)			(Php2,745)

(1)	Overlay principal only swap agreements to effectively unwind a portion of the outstanding long-term principal only swap agreement maturing in 2012.

	2010	2009
	(in million pesos)
Presented as:
Noncurrent assets	178	–
Current assets	5	6
Noncurrent liabilities	(3,604)	(2,751)
Net liabilities	(3,421)	(2,745)

Analyses of gains (losses) on derivative financial instruments for the years ended December 31, 2010, 2009 and 2008 are as follows:

	2010	2009	2008
	(in million pesos)
Net mark-to-market losses at end of year	(3,421)	(2,745)	(1,792)
Net mark-to-market losses at beginning of year	(2,745)	(1,792)	(7,027)

Net change	(676)	(953)	5,235
Hedge cost	(434)	(599)	(819)
Settlements, accretion and conversion	(631)	546	(2,367)
Net gains charged on cash flow hedges and transferred from other comprehensive income and taken to profit or loss	–	–	697
Net losses on cash flow hedges charged to other comprehensive income	–	–	662
Effective portion recognized in the profit or loss for the cash flow hedge	–	–	286
Ineffective portion recognized in the profit or loss for the cash flow hedge	–	–	118
Net gains (losses) on derivative financial instruments (Note 4)	(1,741)	(1,006)	3,812

PLDT

Due to the amounts of PLDT’s foreign currency hedging requirements and the large interest differential between the Philippine peso and the U.S. dollar, the costs to book long-term hedges can be significant. In order to manage such hedging costs, PLDT utilizes structures that include currency option contracts, and fixed-to-floating coupon-only swaps that may not qualify for hedge accounting.

Currency Swaps

PLDT entered into long-term principal only currency swap agreements with various foreign counterparties to hedge the currency risk on its fixed rate notes maturing in 2012 and 2017. As at December 31, 2010 and 2009, these long-term currency swaps have an aggregate notional amount of US$322 million and US$391 million, respectively, with total mark-to-market losses of Php3,604 million and Php2,751 million, respectively. Under the swaps, PLDT effectively exchanges the principal of its U.S. dollar-denominated fixed rate notes into Philippine peso-denominated loan exposures at agreed swap exchange rates. The agreed swap exchange rates are reset to the lowest U.S. dollar/Philippine peso spot exchange rate during the term of the swaps, subject to a minimum exchange rate. In March and April 2004, PLDT entered into amendments to keep the lowest reset exchange rate and unwind the downward resettable feature of US$550 million of its long-term principal only currency swap agreements in order to lower the running hedging cost of the swaps. As at December 31, 2010 and 2009, the outstanding swap contracts have an agreed average swap exchange rates of Php50.45 and Php50.60, respectively. The semi-annual fixed or floating swap cost payments that PLDT is required to make to its counterparties averaged about 2.93% and 2.83% per annum as at December 31, 2010 and 2009, respectively.

On various dates in 2009, the long-term principal only currency swap agreements maturing in 2012 and 2017 were partially terminated, with a total aggregate settlement amount of Php112 million and Php485 million, respectively. As a result of these unwinding transactions, the outstanding notional amount as at December 31, 2009 was reduced to US$146 million and US$245 million for the swaps maturing in 2012 and 2017, respectively, with mark-to-market losses of Php948 million and Php1,803, respectively.

On various dates from January to December 2010, the long-term principal only currency swap agreements maturing in 2012 and 2017 were partially terminated, with a total aggregate settlement amount of Php372 million and Php168 million, respectively. As a result of these unwinding transactions, the outstanding notional amount as at December 31, 2010 was reduced to US$100 million and US$222 million for the swaps maturing in 2012 and 2017, respectively, with mark-to-market losses of Php953 million and Php2,651 million, respectively.

On various dates from October to November 2010, PLDT entered into several overlay principal only swap agreements with an aggregate amount of US$60 million to effectively unwind a portion of the outstanding long-term principal only swap agreement maturing in 2012. The overlay swaps are offsetting swaps which carry the direct opposite terms and cashflows of our existing swap agreement. As consideration for the overlay swaps, PLDT will pay an average hedge cost of 10.84% on a semi-annual basis over the life of the offsetting swaps. These overlay swap agreements have an aggregate mark-to-market gains of Php178 million as at December 31, 2010.

ePLDT

Level Up! embedded derivatives were bifurcated from various license contracts and other service agreements denominated in U.S. dollar. The aggregate notional amount of these bifurcated embedded currency forwards amounted to US$1 million each as at December 31, 2010 and 2009. The total mark-to-market gains of these bifurcated embedded currency forwards as at December 31, 2010 and 2009 amounted to Php5 million and Php4 million, respectively.

Smart

Smart’s embedded derivatives were bifurcated from service and purchase contracts. As at December 31, 2010 there was no outstanding contracts while as at December 31, 2009, outstanding contracts amounted to US$209 thousand, including service contracts denominated in U.S. dollars, which is not the functional currency of a substantial party to the contract or the routine currency of the transaction. Mark-to-market gains of these bifurcated embedded currency forwards as at December 31, 2009 amounted to Php2 million.

Financial Risk Management Objectives and Policies

The main risks arising from our financial instruments are liquidity risk, foreign currency exchange risk, interest rate risk and credit risk. The importance of managing those risks has significantly increased in light of the considerable change and volatility in both the Philippine and international financial markets. Our Board of Directors reviews and approves policies for managing each of these risks. Our policies for managing these risks are summarized below. We also monitor the market price risk arising from all financial instruments.

Liquidity Risk

We manage our liquidity profile to be able to finance our operations and capital expenditures, service our maturing debts and meet our other financial obligations. To cover our financing requirements, we use internally generated funds and proceeds from debt and equity issues and sales of certain assets.

As part of our liquidity risk management program, we regularly evaluate our projected and actual cash flows, including our loan maturity profiles, and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These activities may include bank loans, export credit agency-guaranteed facilities, debt capital and equity market issues.

Any excess funds are primarily invested in short-dated and principal-protected bank products that provide flexibility of withdrawing the funds anytime. We also allocate a portion of our cash in longer tenor investments such as fixed income securities issued or guaranteed by the Republic of the Philippines, and Philippine banks and corporates, managed funds and other structured products linked to the Republic of the Philippines. We regularly evaluate available financial products and monitor market conditions for opportunities to enhance yields at acceptable risk levels. Our investments are also subject to certain restrictions contained in our debt covenants. Our funding arrangements are designed to keep an appropriate balance between equity and debt and to provide financing flexibility while enhancing our businesses.

We have letters of credit amounting to Php1,145 million as at December 31, 2010 and certain financial instruments that are allocated to meet our short-term liquidity needs. These financial instruments are cash and cash equivalents, and short-term investments amounting to Php36,678 million and Php669 million, respectively, as at December 31, 2010. See Note 15 – Cash and Cash Equivalents. Details on our letters of credit and a summary of the maturity profile of our financial liabilities as at December 31, 2010 and 2009 based on contractual undiscounted payments is set out in Note 26 – Contractual Obligations and Commercial Commitments.

Foreign Currency Exchange Risk

The revaluation of our foreign currency-denominated financial assets and liabilities as a result of the appreciation or depreciation of the Philippine peso is recognized as foreign exchange gains or losses as at the end of the reporting period. The extent of foreign exchange gains or losses is largely dependent on the amount of foreign currency debt. While a certain percentage of our revenues are either linked to or denominated in U.S. dollars, most of our indebtedness and related interest expense, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars. As such, a strengthening or weakening of the Philippine peso against the U.S. dollar will decrease or increase in Philippine peso terms both the principal amount of our foreign currency-denominated debts and the related interest expense, our foreign currency-denominated capital expenditures and operating expenses as well as our U.S. dollar-linked and U.S. dollar-denominated revenues. In addition, many of our financial ratios and other financial tests are affected by the movements in the Philippine peso to U.S. dollar exchange rate.

To manage our foreign exchange risks and to stabilize our cash flows in order to improve investment and cash flow planning, we enter into forward foreign exchange contracts, currency swap contracts, currency option contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. We use forward foreign exchange purchase contracts, currency swap contracts and foreign currency option contracts to manage the foreign currency risks associated with our foreign currency-denominated loans. We also enter into forward foreign exchange sale contracts to manage foreign currency risks associated with our U.S. dollar-linked and U.S. dollar-denominated revenues. In order to manage the hedge costs of these contracts, we utilize structures that include credit-linkage with PLDT as the reference entity, a combination of foreign currency option contracts, and fixed to floating coupon only swap contracts. We accounted for these instruments as either cash flow hedges, wherein changes in the fair value are recognized as cumulative translation adjustments in other comprehensive income until the hedged transaction affects our consolidated income statement or when the hedging instrument expires, or transactions not designated as hedges, wherein changes in the fair value are recognized directly as income or expense for the year.

The following table shows our consolidated foreign currency-denominated monetary financial assets and liabilities and their Philippine peso equivalents as at December 31, 2010 and 2009:

	2010		2009
	U.S. Dollar	Php(1)	U.S. Dollar	Php(2)
		(in millions)
Noncurrent Financial Assets
Note receivable	2	84	2	81
Derivative financial assets	4	178	–	–
Advances and refundable deposits	1	38	–	7

Total noncurrent financial assets	7	300	2	88

Current Financial Assets
Cash and cash equivalents	138	6,050	140	6,496
Short-term investments	15	652	47	2,164
Trade and other receivables – net	214	9,361	206	9,573
Derivative financial assets	–	5	–	6

Total current financial assets	367	16,068	393	18,239

Total Financial Assets	374	16,368	395	18,327

Noncurrent Financial Liabilities
Interest-bearing financial liabilities – net of current portion	782	34,244	837	38,871
Derivative financial liabilities	82	3,604	59	2,751

Total noncurrent financial liabilities	864	37,848	896	41,622

Current Financial Liabilities
Accounts payable	169	7,415	155	7,180
Accrued expenses and other current liabilities	143	6,267	95	4,409
Current portion of interest-bearing financial liabilities	103	4,537	155	7,220

Total current financial liabilities	415	18,219	405	18,809

Total Financial Liabilities	1,279	56,067	1,301	60,431

(1)	The exchange rate used to translate the U.S. dollar amounts into Philippine peso was Php43.81 to US$1.00, the peso-dollar exchange rate as quoted through the Philippine Dealing System as at December 31, 2010.

(2)	The exchange rate used to translate the U.S. dollar amounts into Philippine peso was Php46.43 to US$1.00, the peso-dollar exchange rate as quoted through the Philippine Dealing System as at December 31, 2009.

As at February 28, 2011, the peso-dollar exchange rate was Php43.68 to US$1.00. Using this exchange rate, our consolidated net foreign currency-denominated financial liabilities as at December 31, 2010 would have decreased in peso terms by Php118 million.

As at December 31, 2010 and 2009, approximately 43% and 46%, respectively, of our total consolidated debts (net of consolidated debt discount) was denominated in U.S. dollars. Consolidated foreign currency-denominated debt decreased to Php38,414 million as at December 31, 2010 from Php45,633 million as at December 31, 2009. See Note 20 – Interest-bearing Financial Liabilities. PLDT’s outstanding long-term principal only currency swap contracts amounted to US$262 million and US$391 million as at December 31, 2010 and 2009, respectively. Consequently, the unhedged portion of our consolidated debt amounts was approximately 30% (or 23%, net of our consolidated U.S. dollar cash balances) and 28% (or 19%, net of our consolidated U.S. dollar cash balances) as at December 31, 2010 and 2009, respectively.

For the year ended December 31, 2010, approximately 26% and approximately 28% for each of the years ended December 31, 2009 and 2008, of our consolidated service revenues were denominated in U.S. dollars and/or were linked to U.S. dollars. In this respect, the appreciation of the weighted average exchange rate of the Philippine peso against the U.S. dollar decreased our revenues, and consequently, our cash flow from operations in Philippine peso terms.

The Philippine peso had appreciated by 5.64% against the U.S. dollar to Php43.81 to US$1.00 as at December 31, 2010 from Php46.43 to US$1.00 as at December 31, 2009. As at December 31, 2009, the Philippine peso had appreciated by 2.56% against the U.S. dollar to Php46.43 to US$1.00 from Php47.65 to US$1.00 as at December 31, 2008. As a result of our consolidated foreign exchange movements as well as the amount of our consolidated outstanding net foreign currency financial assets and liabilities, we recognized net consolidated foreign exchange gains of Php1,807 million and Php909 million in 2010 and 2009, respectively, and net consolidated foreign exchange losses of Php6,170 million in 2008. See Note 4 – Operating Segment Information.

Management conducted a survey among our banks to determine the outlook of the peso-dollar exchange rate until our next reporting date of March 31, 2011. Our outlook is that the peso-dollar exchange rate may weaken/strengthen by 0.82% as compared to the exchange rate of Php43.81 to US$1.00 as at December 31, 2010. If the peso-dollar exchange rate had weakened/strengthened by 0.82% as at December 31, 2010, with all other variables held constant, profit after tax for the year end 2010 would have been approximately Php170 million higher/lower and our consolidated stockholders’ equity as at year end 2010 would have been approximately Php168 million higher/lower, mainly as a result of consolidated foreign exchange gains and losses on translation of U.S. dollar-denominated net assets/liabilities and mark-to-market valuation of derivative financial instruments.

Management conducted a survey among our banks to determine the outlook of the peso-dollar exchange rate until March 31, 2010. Our outlook is that the peso-dollar exchange rate may weaken/strengthen by 1.13% as compared to the exchange rate of Php46.43 to US$1.00 as at December 31, 2009. If the peso-dollar exchange rate had weakened/strengthened by 1.13% as at December 31, 2009, with all other variables held constant, profit after tax for the year would have been Php224 million higher/lower and our consolidated stockholders’ equity as at year end 2009 would have been Php217 million higher/lower, mainly as a result of consolidated foreign exchange gains and losses on translation of U.S. dollar-denominated net assets/liabilities and mark-to-market valuation of derivative financial instruments.

Interest Rate Risk

Our exposure to the risk of changes in market interest rates relates primarily to our long-term debt obligations and short-term borrowings with floating interest rates.

Our policy is to manage interest cost through a mix of fixed and variable rate debts. We evaluate the fixed to floating ratio of our loans in line with movements of relevant interest rates in the financial markets. Based on our assessment, new financing will be priced either on a fixed or floating rate basis. On a limited basis, we enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations. We make use of hedging instruments and structures solely for reducing or managing financial risk associated with our liabilities and not for trading purposes.

The following tables set out the carrying amounts, by maturity, of our financial instruments that are expected to have exposure on interest rate risk as at December 31, 2010 and 2009. Financial instruments that are not subject to interest rate risk were not included in the table.

As at December 31, 2010

														Discount/
														Debt Issuance Cost	Carrying Value
	In U.S. Dollar													In Php	In Php	Fair Value
																In U.S.
	Below 1 year	1-2 years			2-3 years			3-5 years			Over 5 years	Total	In Php			Dollar	In Php
														(in millions)
Assets:
Cash in Bank
U.S. Dollar	11		–			–			–		–	11	474	–	474	11	474
Interest rate	0.0025% to 0.7840%		–			–			–		–	–	–	–	–	–	–
Philippine Peso	31		–			–			–		–	31	1,362	–	1,362	31	1,362
Interest rate	0.0625% to 2.9000%		–			–			–		–	–	–	–	–	–	–
Other Currencies	3		–			–			–		–	3	118	–	118	3	118
Interest rate	0.0100% to 2.4000%		–			–			–		–	–	–	–	–	–	–
Temporary Cash Investments
U.S. Dollar	110		–			–			–		–	110	4,813	–	4,813	110	4,813
Interest rate	0.1000% to 1.7000%		–			–			–		–	–	–	–	–	–	–
Philippine Peso	661		–			–			–		–	661	28,959	–	28,959	661	28,959
Interest rate	1.0000% to 4.8100%		–			–			–		–	–	–	–	–	–	–
Short-term Investments

U.S. Dollar	15		–			–			–		–	15	652	–	652	15	652
Interest rate	1.9000% to 10.672%		–			–			–		–	–	–	–	–	–	–
Philippine Peso	–		–			–			–		–	–	17	–	17	–	17
Interest rate	3.2500%		–			–			–		–	–	–	–	–	–	–
Investment in Debt Securities
Philippine Peso	–		–			8			3		–	11	484	–	484	11	502
Interest rate	–		–			6.8750%			7.0000%		–	–	–	–	–	–	–

	831		–			8			3		–	842	36,879	–	36,879	842	36,897

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	–		146			–			–		234	380	16,650	200	16,450	440	19,274
Interest rate	–		11.3750%			–			–		8.3500%	–	–	–	–	–	–
U.S. Dollar Fixed Loans	9		29			15			295		–	348	15,264	2,586	12,678	276	12,120
Interest rate	4.7000%	2.9900% to 3.7900%			2.9900% to 3.7900%			2.2500% to 2.9900%			–	–	–	–	–	–	–
Philippine Peso	68		146			121			339		195	869	38,066	74	37,992	961	42,091
Interest rate	6.0323% to 8.7792%	5.6250% to 8.4346%			6.5000% to 8.4346%			6.5000% to 9.1038%			6.5000% to 9.1038%	–	–	–	–	–	–
Variable Rate
U.S. Dollar	6		148			45			15		–	214	9,357	71	9,286	212	9,286
Interest rate	US$ LIBOR + 0.8150%	US$	Swap rate + 2.7900%; LIBOR + 0.4200 to 1.8500	% %	US$	Swap rate + 2.7900%; LIBOR + 0.4200 to 1.8500	% %	US$	Swap rate + 2.7900%; LIBOR + 1.3500 to 1.8500	% %	–	–	–	–	–	–	–
Philippine Peso	58		150			74			20		–	302	13,253	13	13,240	302	13,240
Interest rate	PDST-F + 0.3000% to 1.2500%	PDST-F + 0.3000% to 1.3750%; AUB’s prime rate			PDST-F + 0.3000%			PDST-F + 0.3000%			–	–	–	–	–	–	–
	141		619			255			669		429	2,113	92,590	2,944	89,646	2,191	96,011

As at December 31, 2009

														Discount/
														Debt Issuance Cost	Carrying Value
	In U.S. Dollar													In Php	In Php	Fair Value
																In U.S.
	Below 1 year	1-2 years			2-3 years			3-5 years			Over 5 years	Total	In Php			Dollar	In Php
														(in millions)
Assets:
Cash in Bank
U.S. Dollar	11		–			–			–		–	11	540	–	540	11	540
Interest rate	0.0025% to 0.88%		–			–			–		–	–	–	–	–	–	–
Philippine Peso	36		–			–			–		–	36	1,673	–	1,673	36	1,673
Interest rate	0.625% to 2.90%		–			–			–		–	–	–	–	–	–	–
Other Currencies	1		–			–			–		–	1	31	–	31	1	31
Interest rate	0.0014 to 2.40%		–			–			–		–	–	–	–	–	–	–
Temporary Cash Investments
U.S. Dollar	384		–			–			–		–	384	17,870	–	17,870	384	17,870
Interest rate	0.50% to 1.75%		–			–			–		–	–	–	–	–	–	–
Philippine Peso	369		–			–			–		–	369	17,149	–	17,149	369	17,149
Interest rate	1.25% to 5.50%		–			–			–		–	–	–	–	–	–	–
Short-term Investments
U.S. Dollar	46		–			–			–		–	46	2,132	–	2,132	46	2,132
Interest rate	4.25% to 7.006%		–			–			–		–	–	–	–	–	–	–
Philippine Peso	36		–			–			–		–	36	1,692	–	1,692	36	1,692
Interest rate	4.40%		–			–			–		–	–	–	–	–	–	–
Investment in Debt Securities
Philippine Peso	–		–			–			10		–	10	462	–	462	10	474
Interest rate	–		–			–			6.92%		–	–	–	–	–	–	–

	883		–			–			10		–	893	41,549	–	41,549	893	41,561

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	–		–			146			–		245	391	18,161	285	17,876	449	20,837
Interest rate	–		–			11.375%			–		8.350%	–	–	–	–	–	–
U.S. Dollar Fixed Loans	14		27			5			285		–	331	15,397	3,338	12,059	229	10,654
Interest rate	4.515%	3.79% to 4.70%				3.79%		2.25% to 3.79%			–	–	–	–	–	–	–
Philippine Peso	–		63			126			236		305	730	33,858	84	33,774	744	34,535
Interest rate	–	6.0323% to 8.4346%			5.625% to 8.4346%			6.125% to 9.1038%			6.50% to 9.1038%	–	–	–	–	–	–
Variable Rate
U.S. Dollar	41		160			74			60		–	335	15,543	124	15,419	332	15,419
Interest rate	US$ LIBOR + 0.05% to 2.5%	US$	LIBOR + 0.42 to 1.85%; swap rate + 2.79	% %	US$	LIBOR + 0.42 to 1.85%; swap rate + 2.79	% %	US$	LIBOR + 0.42 to 1.85%; swap rate + 2.79	% %	–	–	–	–	–	–	–
Philippine Peso	–		185			81			107		–	373	17,349	27	17,322	373	17,322
Interest rate	–	PDST-F + 0.75% to 1.5%; AUB’s prime rate			PDST-F + 1.0% to 1.50%; AUB’s prime rate			PDST-F + 1.0% to 1.50%			–	–	–	–	–	–	–
Short-term Debt
Notes Payable
U.S. Dollar	6		–			–			–		–	6	279	–	279	6	279
Interest rate	3.25%		–			–			–		–	–	–	–	–	–	–
Philippine Peso	43		–			–			–		–	43	2,000	–	2,000	43	2,000
Interest rate	PDST-F + 1.5%; 6.0896%		–			–			–		–	–	–	–	–	–	–

	104		435			432			688		550	2,209	102,587	3,858	98,729	2,176	101,046

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.

Repricing of floating rate financial instruments is mostly done on intervals of three months or six months. Interest on fixed rate financial instruments is fixed until maturity of the particular instrument.

Management conducted a survey among our banks to determine the outlook of the U.S. dollar and Philippine peso interest rates until our next reporting date of March 31, 2011. Our outlook is that the U.S. dollar and Philippine peso interest rates may move 5 basis points and 105 basis points higher/lower, respectively, as compared to levels as at December 31, 2010. If U.S. dollar interest rates had been 5 basis points higher/lower as compared to market levels as at December 31, 2010, with all other variables held constant, profit after tax for the year and our consolidated stockholders’ equity as at year end 2010 would have been approximately Php18 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions. If Philippine peso interest rates had been 105 basis points higher/lower as compared to market levels as at December 31, 2010, with all other variables held constant, profit after tax for the year and our consolidated stockholders’ equity as at year end 2010 would have been approximately Php411 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions.

Management conducted a survey among our banks to determine the outlook of the U.S. dollar and Philippine peso interest rates until March 31, 2010. Our outlook is that the U.S. dollar and Philippine peso interest rates may move 5 basis points and 10 basis points higher/lower, respectively, as compared to levels as at December 31, 2009. If U.S. dollar interest rates had been 5 basis points higher/lower as compared to market levels as at December 31, 2009, with all other variables held constant, profit after tax for the year and our consolidated stockholders’ equity as at year end 2009 would have been Php32 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions. If Philippine peso interest rates had been 10 basis points higher/lower as compared to market levels as at December 31, 2009, with all other variables held constant, profit after tax for the year and our consolidated stockholders’ equity as at year end 2009 would have been Php52 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions.

Credit Risk

Credit risk is the risk that we will incur a loss arising from our customers, clients or counterparties that fail to discharge their contracted obligations. We manage and control credit risk by setting limits on the amount of risk we are willing to accept for individual counterparties and by monitoring exposures in relation to such limits.

We trade only with recognized and creditworthy third parties. It is our policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an on-going basis to reduce our exposure to bad debts.

We established a credit quality review process to provide regular identification of changes in the creditworthiness of counterparties. Counterparty limits are established and reviewed periodically based on latest available financial data on our counterparties’ credit ratings, capitalization, asset quality and liquidity. Our credit quality review process allows us to assess the potential loss as a result of the risks to which we are exposed and allow us to take corrective actions.

The table below shows the maximum exposure to credit risk for the components of our consolidated statement of financial position, including derivative financial instruments as at December 31, 2010 and 2009.

	Gross Maximum Exposure(1)		Net Maximum Exposure(2)
	2010	2009	2010 2009
		(in million pesos)
Loans and receivables:
Advances and refundable deposits	1,000	849	999	848
Cash and cash equivalents	36,678	38,319	36,458	38,101
Short-term investments	152	3,338	152	3,338
Foreign administrations	4,321	4,064	4,277	4,011
Retail subscribers	3,872	3,546	3,799	3,505
Corporate subscribers	2,042	2,429	1,918	2,328
Domestic carriers	1,453	1,184	1,453	1,184
Dealers, agents and others	4,740	3,506	4,740	3,506
Held-to-maturity investments:
Investment in debt securities	484	462	484	462
Available-for-sale financial assets	147	134	147	134
Fair value through profit or loss:
Short-term investments	517	486	517	486
Long-term currency swap	178	–	178	–
Bifurcated embedded derivatives	5	6	5	6
Total	55,589	58,323	55,127	57,909

(1)	Gross financial assets before taking into account any collateral held or other credit enhancements or offsetting arrangements.

(2)	Gross financial assets after taking into account any collateral held or other credit enhancements or offsetting arrangements or deposit insurance.

The table below provides information regarding the credit quality by class of our financial assets according to our credit ratings of counterparties as at December 31, 2010 and 2009.

		Neither past due
		nor impaired		Past due but
	Total	Class A(1)	Class B(2)	not impaired	Impaired
	(in million pesos)
December 31, 2010
Loans and receivables:
Advances and refundable deposits	1,000	951	49	–	–
Cash and cash equivalents	36,678	35,368	1,310	–	–
Short-term investments	152	152	–	–	–
Retail subscribers	8,917	946	926	2,000	5,045
Corporate subscribers	7,998	393	612	1,037	5,956
Foreign administrations	4,479	1,756	699	1,866	158
Domestic carriers	1,591	191	23	1,239	138
Dealers, agents and others	5,273	2,599	2,013	128	533
Held-to-maturity investments:
Investment in debt securities	484	484	–	–	–
Available-for-sale financial assets	147	108	39	–	–
Fair value through profit or loss(3):
Short-term investments	517	517	–	–	–
Long-term currency swap	178	178	–	–	–
Bifurcated embedded derivatives	5	5	–	–	–
Total	67,419	43,648	5,671	6,270	11,830

December 31, 2009
Loans and receivables:
Advances and refundable deposits	849	790	59	–	–
Cash and cash equivalents	38,319	37,767	552	–	–
Short-term investments	3,338	2,971	367	–	–
Corporate subscribers	9,106	1,078	283	1,068	6,677
Retail subscribers	8,026	1,236	518	1,792	4,480
Foreign administrations	4,353	1,261	451	2,352	289
Domestic carriers	1,267	157	8	1,019	83
Dealers, agents and others	3,927	2,068	1,022	416	421
Held-to-maturity investments:
Investment in debt securities	462	462	–	–	–
Available-for-sale financial assets	134	103	31	–	–
Fair value through profit or loss(3):
Short-term investments	486	486	–	–	–
Bifurcated embedded derivatives	6	6	–	–	–

Total	70,273	48,385	3,291	6,647	11,950

(1)	This includes low risk and good paying customer accounts with no history of account treatment for a defined period and no overdue accounts as at report date; and deposits or placements to counterparties with good credit rating or bank standing financial review.

(2)	This includes medium risk and average paying customer accounts with no overdue accounts as at report date, and new customer accounts for which sufficient credit history has not been established; and deposits or placements to counterparties not classified as Class A.

(3)	Gross receivables from counterparties, before any offsetting arrangements.

The aging analysis of past due but not impaired class of financial assets as at December 31, 2010 and 2009 are as follows:

			Past due but not impaired
		Neither past due
	Total	nor impaired	1-60 days	61-90 days	Over 91 days	Impaired
	(in million pesos)
December 31, 2010
Loans and receivables:
Advances and refundable deposits	1,000	1,000	–	–	–	–
Cash and cash equivalents	36,678	36,678	–	–	–	–
Short-term investments	152	152	–	–	–	–
Retail subscribers	8,917	1,872	1,387	150	463	5,045
Corporate subscribers	7,998	1,005	642	159	236	5,956
Foreign administrations	4,479	2,455	616	393	857	158
Domestic carriers	1,591	214	165	182	892	138
Dealers, agents and others	5,273	4,612	21	20	87	533
Held-to-maturity investments:
Investment in debt securities	484	484	–	–	–	–
Available-for-sale financial assets	147	147	–	–	–	–
Fair value through profit or loss:
Short-term investments	517	517	–	–	–	–
Long-term currency swap	178	178	–	–	–	–
Bifurcated embedded derivatives	5	5	–	–	–	–
Total	67,419	49,319	2,831	904	2,535	11,830

December 31, 2009
Loans and receivables:
Advances and refundable deposits	849	849	–	–	–	–
Cash and cash equivalents	38,319	38,319	–	–	–	–
Short-term investments	3,338	3,338	–	–	–	–
Corporate subscribers	9,106	1,361	433	198	437	6,677
Retail subscribers	8,026	1,754	1,362	184	246	4,480
Foreign administrations	4,353	1,712	1,320	405	627	289
Domestic carriers	1,267	165	283	293	443	83
Dealers, agents and others	3,927	3,090	332	21	63	421
Held-to-maturity investments:
Investment in debt securities	462	462	–	–	–	–
Available-for-sale financial assets	134	134	–	–	–	–
Fair value through profit or loss:
Short-term investments	486	486	–	–	–	–
Bifurcated embedded derivatives	6	6	–	–	–	–

Total	70,273	51,676	3,730	1,101	1,816	11,950

Impairment Assessments

The main consideration for the impairment assessment include whether any payments of principal or interest are overdue by more than 90 days or whether there are any known difficulties in the cash flows of counterparties, credit rating downgrades, or infringement of the original terms of the contract. Our impairment assessments are classified into two areas: individually assessed allowance and collectively assessed allowances.

Individually assessed allowance

We determine the allowance appropriate for each individually significant loan or advance on an individual basis. Items considered when determining allowance amounts include the sustainability of the counterparty’s business plan, its ability to improve performance once a financial difficulty has arisen, projected receipts and the expected dividend payout should bankruptcy ensue, the availability of other financial support, the realizable value of collateral, if any, and the timing of the expected cash flows. The impairment losses are evaluated at each reporting date, unless unforeseen circumstances require more careful attention.

Collectively assessed allowances

Allowances are assessed collectively for losses on loans and advances that are not individually significant and for individually significant loans and advances where there is no objective evidence of individual impairment. Allowances are evaluated on each reporting date with each portfolio receiving a separate review.

The collective assessment takes account of impairment that is likely to be present in the portfolio even though there is no objective evidence of the impairment in an individual assessment. Impairment losses are estimated by taking into consideration the following information: historical losses on the portfolio, current economic conditions, the approximate delay between the time a loss is likely to have been incurred and the time it is identified as requiring an individually assessed impairment allowance, and expected receipts and recoveries once impaired. The impairment allowance is then reviewed by credit management to ensure alignment with our policy.

Capital Management Risk

We aim to achieve an optimal capital structure in pursuit of our business objectives which include maintaining healthy capital ratios and strong credit ratings, and maximizing shareholder value.

In recent years, our cash flow from operations has allowed us to substantially reduce debts and, in 2005, resume payment of dividends on common shares. Since then, our strong cash flows have enabled us to make investments in new areas and pay higher dividends.

Our approach to capital management focuses on balancing the allocation of cash and the incurrence of debt as we seek new investment opportunities for new businesses and growth areas. Our current dividend policy is to pay out 70% of our core earnings per common share. Further, in the event no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends or share buybacks. Philippine corporate regulations prescribe, however, that we can only pay out dividends or make capital distribution up to the amount of our unrestricted retained earnings.

As part of our goal to maximize returns to our shareholders, we obtained in 2008 an approval from the Board of Directors to conduct a share buyback program for up to five million PLDT common shares. As at December 31, 2010, we had acquired a total of approximately 2.72 million             shares of PLDT’s common stock at a weighted average price of Php2,388 per share for a total consideration of Php6,505 million. As at December 31, 2009, we had acquired at total of approximately 2.68 million shares of PLDT’s common stock at a weighted average price of Php2,387 per share for a total consideration of Php6,405 million. See Note 8 – Earnings Per Common Share and Note 19 – Equity.

Some of our debt instruments contain covenants that impose maximum leverage ratios. In addition, our credit ratings from the international credit ratings agencies are based on our ability to remain within certain leverage ratios.

We monitor capital using several financial leverage measurements calculated in conformity with PFRS, such as net consolidated debt to equity ratio. Net consolidated debt is derived by deducting cash and cash equivalents and short-term investments from total debt (long-term debt and notes payable). Our objective is to maintain our net consolidated debt to equity ratio below 100%.

The table below provides information regarding our consolidated debt to equity ratio as at December 31, 2010 and 2009:

	2010	2009
	(in million pesos)
Long-term debt, including current portion (Note 20)	89,646	96,450
Notes payable (Note 20)	–	2,279

Total consolidated debt	89,646	98,729
Cash and cash equivalents (Note 15)	(36,678)	(38,319)
Short-term investments	(669)	(3,824)

Net consolidated debt	52,299	56,586

Equity attributable to equity holders of PLDT	97,069	98,575

Net consolidated debt to equity ratio	54%	57%

29.	Cash Flow Information

The table below shows non-cash investing activities for the years ended December 31, 2010, 2009 and 2008.

	2010	2009	2008
	(in million pesos)
Transfer of Meralco shares to Beacon (Note 10)	15,084	–	–
Recognition of asset retirement obligations (Note 21)	49	17	70
Conversion of preferred stock subject to mandatory redemption	–	9	1,077